Exhibit 99.A

Budget Review

2004

Budget Review

2004

National Treasury

Republic of South Africa

18 February 2004

2004 Budget Review

ISBN: 0-621-35036-2
RP: 18/2004

The Budget Review is compiled with the latest available information from departmental and other sources. Some of this information is unaudited or subject to revision.

To obtain copies please contact:

Communication Directorate National Treasury Private Bag X115 Pretoria 0001 South Africa Tel: +27 12 315 5948 Fax: +27 12 315 5160

The Budget Review is also available on the Internet at: www.treasury.gov.za
Printed by Formeset Printers

Foreword

The 2004 Budget welcomes the dawn of a second decade in South Africa’s nascent democracy, supported by economic and social policies reoriented to improve the lives of all South Africans. Our country has undergone a remarkable transformation since 1994. As we celebrate ten years of freedom this year, South Africans have much to be proud of. Reduced inflation and lower interest rates, well-diversified financial markets, healthy public finances and a favourable environment for trade and industrial development are established features of the South African economy. Today, we have a budget that addresses the needs of all South Africans, but in particular the poor.

But there is still much to do. Too many South Africans are trapped in the ‘second economy’, an economy characterised by poverty, poor educational standards, disease and unemployment. The divide between the haves and the have nots is too large. The challenges that lie ahead are immense, but we face them with the confidence that we will overcome these legacies, we will bridge these divides.

This budget is but one step in meeting these challenges. Our history has taught us that it takes many small steps to walk a mile. In crafting this budget, we draw extensively on Towards a Ten Year Review produced by the Presidency and the broad developmental vision spelt out in the State of the Nation address. The 2004 Budget prioritises increased infrastructure investment, targeted income support to the poor, health and education spending and allocations aimed at improving the quality of services delivered by Government to the people.

This is my first budget at the helm of the National Treasury. My predecessor, Maria Ramos played an oversight role for much of the period during which this budget was put together. I would like to thank her for her invaluable input and for being a pillar of strength and support in my first month of office. Tribute also goes to Ismail Momoniat who acted as Director General of our department from November to the end of January. His keen attention to detail and excellent sense of the ‘bigger picture’ has enhanced the quality of this Budget.

But a bigger thanks goes to the many hundreds of dedicated Treasury officials, national and provincial colleagues, employees of the South African Revenue Services, Statistics South Africa, the Financial and Fiscal Commission and the South African Reserve Bank. A debt of gratitude goes to members of Cabinet, the Ministers’ Committee on the Budget, the Deputy Minister of Finance and Minister Trevor Manuel, who, so far, has been kind to me in this first month.

Lesetja Kganyago
Director-General: National Treasury

Overview of the 2004 Budget
Reconstruction and development — ten years in review
Economic policy and outlook
Fiscal policy and budget framework
Revenue
Asset and liability management
Medium term expenditure estimates
Provincial and local government finance
Budget priorities — past, present and future
Budget documentation
Economic policy and outlook
Introduction and overview
Global developments
Balance of payments
Real output trends
Employment and remuneration
Consumption expenditure
Finance, saving and investment
Prices and money market developments
Domestic outlook
Fiscal policy and the budget framework
Overview of fiscal policy since 1994
Fiscal policy: goals, trends and targets
The budget framework
The consolidated national government budget
Consolidated government accounts and the PSBR
Procurement reform and Black economic empowerment
Revenue trends and tax proposals
Overview
Main tax proposals
Consolidated national revenue estimates
National budget revenue
Main budget revenue estimates: 2000/01 — 2006/07
Direct tax proposals — 2004/05
Indirect tax proposals
Measures to enhance tax administration
Asset and liability management
Introduction
Evolution of debt management since 1994
Debt management strategy
Developments in South Africa’s debt market
Net borrowing requirements
State debt cost
Government debt portfolio
Cash management
State asset restructuring and corporate governance
Medium term expenditure estimates
Measuring Government progress
Medium term policy priorities
Division of nationally raised revenue
Revised estimates of expenditures: 2002/03 and 2003/04
Appropriations from the National Revenue Fund: 2000/01 — 2006/07
Allocations to National Departments
Consolidated national and provincial expenditure
Conclusion
Provincial and local government allocations
Intergovernmental finances – an overview
Funding provincial governments
Provincial revenue
Provincial expenditure and budget estimates
Local government finance
Conclusion
Glossary
Statistical tables
Summary of tax proposals
Government accounts
Explanatory memorandum to the Division of Revenue
Summary of national budget
COPY OF THE BUDGET REVIEW 2004

Contents

Contents

1. Overview of the 2004 Budget	1
Reconstruction and development – ten years in review	1
Economic policy and outlook	6
Fiscal policy and budget framework	9
Revenue	13
Asset and liability management	14
Medium term expenditure estimates	16
Provincial and local government finance	19
Budget priorities – past, present and future	22
Budget documentation	24
2. Economic policy and outlook	25
Introduction and overview	25
Global developments	27
Balance of payments	29
Real output trends	36
Employment and remuneration	42
Consumption expenditure	44
Finance, saving and investment	46
Prices and money market developments	48
Domestic outlook	52
3. Fiscal policy and the budget framework	55
Overview of fiscal policy since 1994	55
Fiscal policy: goals, trends and targets	56
The budget framework	58
The consolidated national government budget	63
Consolidated government accounts and the PSBR	66
Procurement reform and Black economic empowerment	71
4. Revenue trends and tax proposals	73
Overview	73
Main tax proposals	74
Consolidated national revenue estimates	75
National budget revenue	75
Main budget revenue estimates: 2000/01- 2006/07	77
Direct tax proposals – 2004/05	82
Indirect tax proposals	89
Measures to enhance tax administration	92
5. Asset and liability management	97
Introduction	97
Evolution of debt management since 1994	98
Debt management strategy	100

v

2004 Budget Review

Developments in South Africa’s debt market	100
Net borrowing requirements	103
State debt costs	108
Government debt portfolio	109
Cash management	114
State asset restructuring and corporate governance	115
6. Medium-term expenditure estimates	117
Measuring Government progress	117
Medium term policy priorities	120
Division of nationally raised revenue	128
Revised estimates of expenditure: 2002/03 and 2003/04	130
Appropriations from the National Revenue Fund: 2000/01-2006/07	132
Allocations to National Departments	132
Consolidated national and provincial expenditure	143
Conclusion	145
7. Provincial and local government allocations	147
Intergovernmental finances – an overview	147
Funding provincial government	149
Provincial Revenue	150
Provincial expenditure and budget estimates	157
Local government finance	161
Conclusion	170
Annexure A: Glossary	173
Annexure B: Statistical tables	187
Annexure C: Summary of tax proposals	217
Annexure D: Government accounts	235
Annexure E: Explanatory memorandum on the division of revenue	243
Annexure F: Summary of national budget	289

Contents

Tables

1.1	Macroeconomic outlook – summary	9
1.2	The consolidated national budget framework	10
1.3	Main budget expenditure framework, 2003/04 – 2006/07	11
1.4	Consolidated expenditure – economic classification	12
1.5	Summary of tax proposals	14
1.6	Projected state debt and debt costs, 2003/04 – 2006/07	15
1.7	The division of revenue, 2003/04 – 2006/07	17
1.8	Consolidated expenditure growth	19
1.9	Transfers to provinces 2004/05	20
1.10	Consolidated general government spending by function, 1982/83, 1992/93 and 2002/03	22
2.1	Annual percentage change in GDP, selected countries	28
2.2	Exports by commodity	34
2.3	Imports by commodity	35
2.4	Land redistribution since 1994	39
2.5	Employment trends per sector	43
2.6	Annual changes in real remuneration per sector	44
2.7	Macroeconomic projections, 2003 – 2006	53
2.8	Macroeconomic projections, 2003/04 – 2006/07	53
2.9	Selected economic data, annual average growth rates	53
3.1	Fiscal trends and projections	57
3.2	Main budget framework, 2000/01 – 2006/07	59
3.3	Revised estimates of main budget revenue and expenditure, 2002/03 – 2003/04	62
3.4	Main budget medium-term estimates, 2004/05 – 2006/07	63
3.5	Consolidated national budget framework, 2002/03 – 2006/07	64
3.6	RDP Fund grants and foreign technical cooperation, 2000/01 – 2006/07	64
3.7	Social security funds, 2000/01 – 2006/07	65
3.8	Consolidated national and provincial expenditure, 2000/01 – 2006/07	67
3.9	Consolidated accounts of general government, 2002/03	69
3.10	Public sector borrowing requirement, 2000/01 – 2006/07	70
4.1	Consolidated national revenue, 2002/03 – 2006/07	75
4.2	Main budget estimates and revenue outcome, 2002/03 and 2003/04	76
4.3	Main budget revenue, 2000/01 – 2006/07	77
4.4	Summary of tax relief announced, 1994/95 to 2003/04	79
4.5	Estimates of revenue before tax proposals, 2004/05	82
4.6	Summary effects of tax proposals, 2004/05	83
4.7	Personal income tax rate and bracket adjustments, 2003/04 and 2004/05	84
4.8	Proposed rates of transfer duty, 2004/05	85
4.9	Current and proposed transfer duty	85
4.10	Changes in specific excise duties, 2004/05	90
4.11	Total combined fuel levy on leaded petrol and diesel, 2002/03 – 2004/05	91
5.1	Sovereign credit ratings for the period, 1994 – 2003	99
5.2	Turnover in domestic bonds – 2002 and 2003	101
5.3	Foreign bonds performance – 28 January 2004	102
5.4	Net borrowing requirement, 2002/03 – 2006/07	103
5.5	Financing of net borrowing requirement, 2002/03 – 2006/07	104

2004 Budget Review

5.6	Domestic short-term loans outstanding, 2002/03 – 2006/07	105
5.7	Domestic Government bonds issued for financing, 2003/04	106
5.8	Switches in domestic Government bonds, 2003/04	106
5.9	Foreign loan issues, 2003/04	107
5.10	Loan redemptions, 2002/03 – 2006/07	107
5.11	State debt costs, 2002/03 – 2006/07	108
5.12	State debt cost and total Government debt on an accrual basis, 1993/94 – 2003/04	109
5.13	Increase in government debt, 2003/04	109
5.14	Total government debt, 2000/01 – 2006/07	110
5.15	Maturity distribution of domestic marketable bonds, 2001/02 – 2003/04	111
5.16	Composition of Government’s domestic debt, 2000/01 – 2003/04	112
5.17	Currency breakdown of foreign Government’s debt, 2000/01 – 2003/04	112
5.18	Amount drawn against government guarantees, 1998/99 – 2002/03	114
5.19	Proceeds from the restructuring of state owned enterprises as at 31 January 2004	116
5.20	Dividends to government by state owned entities	116
6.1	2004 Budget priorities – additional allocations to selected votes	121
6.2	Main budget expenditure, 2000/01 – 2006/07	129
6.3	Additional allocations in the 2004 MTEF	130
6.4	Preliminary 2002/03 expenditure outcome and 2003/04 revised estimate	131
6.5	Main budget appropriation, 2000/01 – 2006/07	132
6.6	Central government administration, expenditure by vote, 2000/01 – 2006/07	134
6.7	Financial and administrative services, expenditure by vote, 2000/01 – 2006/07	136
6.8	Social services: expenditure by vote, 2000/01 – 2006/07	138
6.9	Justice and protection services, expenditure by vote, 2000/01 – 2006/07	140
6.10	Economic services and infrastructure, expenditure by vote, 2000/01 – 2006/07	142
6.11	Consolidated national and provincial spending by function, 2000/01 – 2006/07	144
7.1	Provincial revenue, 2003/04 – 2006/07	150
7.2	Total transfers to provinces 2002/03 – 2006/07	151
7.3	Transfers to provinces 2004/05	151
7.4	Provincial equitable shares 2002/03 – 2006/07	152
7.5	Conditional grants to provinces 2003/04 – 2006/07	154
7.6	Consolidated provincial expenditure according to function, 2000/01 – 2006/07	157
7.7	National transfers to local government, 1998/99 – 2006/07	164
7.8	Budgeted municipal expenditure, 1996/97 – 2003/04	168
7.9	Municipal capital budgets, 1996/97 – 2003/04	169
7.10	Municipal operating budgets, 1996/97 – 2003/04	169

Contents

Figures

1.1	GDP growth and CPIX inflation	8
1.2	Policy priorities for the decade ahead	23
2.1	Real GDP growth, CPIX inflation and current account deficit	27
2.2	Balance of payments flows	30
2.3	Foreign liabilities as at 31 December 2001	31
2.4	Goods exports and imports	33
2.5	Vehicle and components exports and imports	34
2.6	Percentage change in average annual value of the rand	36
2.7	White maize futures prices	38
2.8	Mining production, annual per cent change	39
2.9	Manufacturing sector growth, year on year percentage change	40
2.10	Contributions of components to growth of household consumption expenditure	45
2.11	Real investment by type of entity	47
2.12	Annual real growth in gross fixed capital formation	47
2.13	Annual producer and consumer inflation	48
2.14	Inflation expectations	49
2.15	Annual growth in money supply	51
4.1	Tax revenue as a percentage of GDP	78
5.1	Government debt service costs as a percentage of GDP	99
5.2	Turnover in the domestic bond market, Rand/US $ exchange rate and R153 bond yield	100
5.3	Government, corporate and state owned entities net domestic bond issues	101
5.4	Eurorand bond market issues and redemptions	103
5.5	Government debt, 1979/80 – 2006/07	110
5.6	Maturity profile of domestic marketable bonds	111
5.7	Maturity profile of foreign government debt for fiscal year ending 31 March	112
5.8	Consolidated maturity profile of national Government and state owned entity debt	113
5.9	Monthly gross surplus/deficit before borrowing, 2003/04 – 2004/05	114
5.10	Volume of treasury bill outstanding, 2003/04	115

1

Overview of the 2004 Budget

Following a decade of structural economic change and comprehensive transformation of public services, the priority now is to accelerate the pace of growth and broaden the scope of development in the years ahead.

Reduced inflation and lower interest rates, well-diversified financial markets, healthy public finances and a favourable environment for trade and industrial development are established features of the South African economy. Improved economic performance over the next ten years will be built on four broad platforms:

•	A rising share of investment and saving out of national income, to provide the infrastructure and industrial capital formation required for sustained output growth

•	Progress in the quality of education and promotion of training opportunities, to ensure that skills development and productivity enhancement contribute to expanding participation in social and economic development

•	A poverty reduction strategy that includes promotion of work opportunities, creating sustainable communities and safe neighbourhoods and consolidation of the social security system

•	Development of markets, support for emerging entrepreneurs, better governance and regulation of private and public sector institutions and rigorous monitoring and measurement of public service delivery.

The 2004 Budget provides for strong real growth in investment spending, an expansion of labour-based public works programmes, further extension of the child support grant, phasing in of Aids treatment programmes, further extension of land restitution and land reform, stepped up assistance for municipal services and support for broad-based black economic empowerment.

The budget deficit is projected to rise to 3,1 per cent of GDP in 2004/05 before moderating to 2,8 per cent in 2006/07. National budget revenue remains about 24,7 per cent of GDP over the next three years and non-interest expenditure rises by 4,8 per cent a year in real terms over the next three years.

Reconstruction and development — ten years in review

South Africa embarked a decade ago on a comprehensive overhaul of its fragmented apparatus of governance and a restructuring of its divided and under-performing economy.

2004 Budget Review

The RDP provided policies and programmes for the new Government	Guided by principles and priorities coalesced from an extensive process of public consultation, the Reconstruction and Development Programme provided an organising framework for the new Government in 1994. New policies and programmes were developed and new state structures were built across the entire spectrum of public endeavour.

Reprioritisation of expenditure was a key focus in the early years	Social change and development of South Africa’s people had to be achieved within a sustainable and responsible fiscal trajectory. In the early years, this was achieved through centralised reprioritisation — setting aside a rising share of the existing resource envelope for RDP projects. The rationalisation and reorganisation of the public service, design of a new system of intergovernmental financial relations, restructuring of public assets and liabilities and development of monitoring and performance evaluation systems were also key priorities in the first phase of transformation.

Macroeconomic restructuring gained momentum in 1996	Greater impetus to economic restructuring began in 1996, with a macroeconomic strategy that emphasised improved industrial competitiveness, inflation reduction, gradual relaxation of exchange controls, strengthened funding of training, tax incentives to stimulate investment, deficit reduction and budget reform focused on the redistributive thrust of expenditure.

A more expansionary fiscal stance began in 2001	Having laid these secure foundations, a more expansionary fiscal policy stance could be adopted in 2001. Alongside this, the emphasis in economic policy has shifted to microeconomic and logistical reforms, encapsulated in the Microeconomic Reform Strategy, that underpin improved industrial performance and market development.

Accelerated growth and broad-based development are priorities for the decade ahead	For the decade ahead, an accelerated pace of growth and development must be achieved. Government’s own assessment of progress made in the first decade of democracy — Towards a Ten Year Review — points to many achievements and strengths on which to build, but also emphasises the challenge ahead of overcoming the divisions between “two economies” in our developing nation.

Meeting basic needs
The Budget has provided for progressive meeting of social and economic rights	First amongst the principal aims of the Reconstruction and Development Programme was to meet the basic needs of all South Africans. Successive budgets have progressively extended the resource envelope devoted to services in poor communities.

•	1,6 million houses have been built

•	700 new primary health clinics have been constructed, 212 upgraded and 215 mobile clinics established

•	Potable water supplies have been extended or improved for some 9 million people. 6,4 million people now benefit from new sanitation facilities

•	Electricity has been connected to 4 million homes or institutions

•	Rapid growth of mobile telephony has raised the proportion of households with telephones from 29 per cent in 1996 to 42 per cent in 2001; while Telkom has invested in over 150 000 new public

Chapter 1: Overview of the 2004 Budget

phones and connections to schools, police stations, clinics and hospitals

•	Almost 3 million hectares of land has been redistributed, benefiting 700 000 households

•	About 4,5 million children benefit from the Primary School Nutrition Programme

•	The number of social grant beneficiaries has increased from 2,9 million to over 7,4 million, including recipients of the new child support grant.

Yet vulnerability remains deep-rooted, reinforced by rising unemployment and the long shadows cast by social dislocation and exclusion in the past. The fight against poverty will continue, focused increasingly in the years ahead on creating work opportunities and building sustainable communities and safe residential neighbourhoods.	Fight against poverty includes both job creation and social security

Building the economy
Following a decade in which average growth fell to approximately 1 per cent a year and investment and productivity had steadily declined, the challenge of building a dynamic economy able to support rising living standards has been huge. Growth has averaged 2,8 per cent a year over the past decade, productivity has increased strongly and many industries have successfully adapted to international competition.	Growth performance improved significantly in the 1990s

•	Consumer inflation has averaged 7,3 per cent over the past 10 years, compared with 14,3 per cent over the previous decade

•	Interest on public debt has fallen from 6,4 per cent of GDP in 1996 to 4,7 per cent in 2003

•	Manufactured goods now comprise 38 per cent of exports, up from 25 per cent in 1994

•	Private sector investment growth has averaged 5,4 per cent a year since 1993

•	Public sector investment over the past decade has included R38 billion in ports, freight rail and air transport, R44 billion in electrical infrastructure. Total telephone fixed-line investment between 1998 and 2002 was R41,7 billion

•	Restructuring of state enterprises has yielded R33,7 billion in proceeds, of which R24,8 billion has been paid to the fiscus

•	South Africa’s role as a financial centre for Africa has steadily grown, with assets in Africa up from R5,4 billion in 1994 to R26,8 billion in 2001.

To accelerate the pace of economic growth, investment in infrastructure and improved maintenance of public assets remain critical challenges for the decade ahead — both to underpin industrial development and broad-based empowerment and to support social service delivery and renewal of residential environments.	More rapid investment is needed to underpin broad- based development

2004 Budget Review

Democratising the State and society
New institutions of governance contribute to democratisation	Construction of a vibrant democratic State, founded on the rule of law, has been an unparalleled success of the past decade. Key elements include:

•	A clear Constitutional demarcation of functions and responsibilities of the national, provincial and local spheres of government, and the evolution of a complementary intergovernmental fiscal system

•	Rationalisation of the local government sphere into 284 municipalities, with a strong emphasis on extending basic services to historically unserved communities

•	Statutorily independent agencies with well-defined responsibilities — a Constitutional Court, the Public Protector, a Human Rights Commission, a Gender Commission, amongst others

•	A National Economic Development and Labour Council, providing a forum for vigorous engagement between government and business, labour and community representatives.

A Social Compact could help shape the development strategy for future years	Building on the work of the Growth and Development Summit in 2003, Towards a Ten Year Review proposes that an “encompassing framework” that better integrates the activities of government and harnesses efforts of civil society would assist in creating lasting partnerships focused on long-term development goals.

Developing human resources
Education and training have grown substantially	Education, training and skills development are key foundations of social and economic progress, and preconditions for addressing inequality and division in society. Over the past decade:

•	School education enrolment has grown from 10,5 million learners in 1994 to just under 12 million in 2002.

•	56 000 school classrooms have been constructed.

•	The literacy rate of 15-24 year-olds has increased from 83 per cent to 96 per cent between 1996 and 2001.

•	The National Qualifications Authority has been established, teacher education has been integrated into the higher education sector, and 152 technical colleges have been reorganised into fifty fully-fledged further education colleges.

•	A skills development strategy has been launched, 25 sector education and training authorities (SETAs) established, 478 learnership programmes registered, 70 000 learners enrolled and an estimated 29 per cent of workers underwent training in 2002/03.

•	Restructuring of higher education is under way, with a view to creating 21 consolidated institutions out of the former 36 universities and technikons.

Over the decade ahead, investment in the quality of education and promotion of work-related training opportunities will remain foremost priorities of Government.

Chapter 1: Overview of the 2004 Budget

2004 Budget highlights

On the economy

GDP growth was a disappointing 1,9 per cent in 2003, but is expected to strengthen to 2,9 per cent this year, rising to 3,6 per cent and 4,0 per cent in 2005 and 2006.

Consumer price inflation continued to decline during 2003, in part because further appreciation of the rand contributed to declining prices of imported goods. CPIX inflation is expected to average 4,8 per cent in 2004, well within the target range of 3-6 per cent.

The Reserve Bank’s repo rate and prime lending rates were reduced by 5½ percentage points in 2003, bringing relief to consumers, lowering the costs of investment and signalling lower inflation expectations for the years ahead.

Gross fixed capital formation increased by 6,1 per cent in 2002 and 8,3 per cent in 2003, providing a foundation for stronger growth and productivity advances in future.

Export volumes have been sluggish in 2002 and 2003 and imports have grown strongly, leading to a moderate deficit on the current account balance in 2003 after a small surplus in 2002. Strong growth in both exports and imports is projected for the period ahead.

Substantial capital inflows have contributed to a marked strengthening of South Africa’s overall foreign reserves, and the Reserve Bank’s forward foreign exchange liabilities are now more than covered by net foreign reserves.

Building on the spirit of partnership underpinning the Growth and Development Summit Agreement and the Financial Sector Charter, signed in 2003, transformation and broad-based empowerment in the decade ahead will address human resource imbalances, broaden access to economic opportunities, accelerate investment and promote enterprise development – progressively overcoming the inequality and divisions that characterise South Africa’s “two economies”.

Tax proposals

Personal income taxes are cut, benefiting taxpayers by a total of R4 billion. People under 65 earning below R32 222 a year or over 65 and earning under R50 000 will not pay income tax next year.

Interest income exemption is raised to R11 000 for people under 65 and to R16 000 for senior citizens.

Transfer duty threshold is raised to R150 000. Stamp duties on mortgage loans are eliminated.

The general fuel levy on petrol goes up by 10c a litre, and the Road Accident Fund levy increases by 5c a litre. The diesel rebate for primary producers is increased by 15c a litre.

A packet of 20 cigarettes will cost 64 cents more, a 340ml can of beer 4 cents more, wine goes up 21 c and spirits 176 c per 750ml.

Ad valorem excise duties are eliminated on recorded music, some cosmetic products, print film, watches and clocks, printers and photocopying machines.

Main spending changes over the next three years

An additional R3,2 billion goes to provinces and municipalities for the Expanded Public Works Programme and infrastructure development.

R2,1 billion more for the HIV and Aids treatment programme.

R6 billion for broad-based Black Economic Empowerment Initiatives.

R2,2 billion more for municipal water, sanitation, electricity and refuse services.

Provinces get an additional R19,7 billion for social grants, schools, hospitals and clinic services.

R910 million more for the restructuring of universities and technikons.

R700 million more for land reform and R750 million for a new farmer support programme.

R1,9 billion more for more police personnel, vehicles and IT infrastructure in the fight against crime.

A further R475 million to improve the efficiency of the courts and to cater for vulnerable groups.

An additional R1,1 billion to Defence for peacekeeping operations in Burundi and the DRC.

R850 million more to Home Affairs to improve services to citizens, especially in rural areas.

2004 Budget Review

Economic policy and outlook

International developments and the balance of payments
Global outlook is dominated by US economic growth	Global economic growth has strengthened over the past year and the outlook for 2004 is encouraging. Manufacturing activity is particularly robust in the United States, supported by dollar weakness, very low interest rates and rising military spending. Rapid growth in China continues, and the Japanese economy has showed more confident signs of recovery. However, the euro-zone region — South Africa’s main trading partner — remains depressed.

US fiscal and current account deficits are source of volatility	Although continuing to drive global growth, the fiscal and current account deficits in the US economy represent huge global imbalances and have contributed to marked shifts in international capital flows, depreciation of the dollar and strengthening of the euro. Commodity prices have strengthened, and many emerging market economies have benefited from the resurgence of global growth and trade.

Marked appreciation of the rand in 2002 and 2003	Following its extraordinary weakness in late 2001, the rand strengthened in real terms by 29,8 per cent during 2002 and a further 19 per cent last year. The currency, alongside other commodity exporting currencies such as the Australian dollar, has appreciated particularly sharply against the dollar, in which much of South Africa’s trade is denominated. It is clear that these global developments have impacted on growth over the past year, significantly affecting certain export industries. Exports have declined in volume terms over the past two years, while import volumes expanded by 3,1 per cent in 2002 and an estimated 8,3 per cent in 2003.

South Africa’s policy focus is on long-run structural reforms	For the period ahead, the rand should return to somewhat more competitive levels as inflation differentials between South Africa and our major trading partners declines, and more balanced growth in trade is expected. However, uncertainty in the international growth outlook and considerable volatility in currency movements pose risks for both investors and established businesses. Against the short-term uncertainty of the international trading environment, South Africa’s economic policy framework emphasises stability, gradual deepening of financial markets and broadening opportunities over the longer term.

Strong capital inflows in 2002 and 2003	The improvement in South Africa’s overall balance of payments position over the past two years is an important source of strength for the period ahead. Net capital inflows (including unrecorded transactions) amounted to R33,4 billion in 2002 and R35,5 billion in the first three quarters of 2003.

Negative net open foreign position eliminated	Following more than twenty years of reliance on Reserve Bank intervention in the forward market to moderate swings in the exchange rate, at taxpayers’ expense, the Bank’s negative net open foreign position was finally eliminated in 2003, and a positive balance of US$4,0 billion was recorded as at 31 January 2004. Although official reserves remain low by international comparison, the rest of the financial sector had accumulated reserves of some US$16,9 billion (twice the level of official reserves) by 2003, and the foreign

Chapter 1: Overview of the 2004 Budget

exchange and forward markets are now deep and well-developed. Further steps in the gradual liberalisation of exchange controls, which has made the evolution of these markets possible, are set out in Chapter 2 of this Review.

Output and investment trends
Following output growth of 3,6 per cent in 2002, preliminary estimates indicate growth of just under 2 per cent in 2003, decidedly lower than the 3,3 per cent projected at the time of the 2003 Budget. Agricultural production has declined sharply and may decline further in 2004 if the drought persists. Manufacturing also declined last year, but has shown promising signs of recovery in 2004. Mining output expanded strongly in 2003, particularly in platinum, diamonds and coal production, while the construction sector benefited from rising investment spending in both the public and private sectors.	Output growth of 3,6 per cent in 2002 and 1,9 per cent in 2003

The tertiary sector — wholesale and retail trade, catering and accommodation, transport and communication, financial and business services and community services — now comprise nearly 65 per cent of GDP. The services sector has grown steadily in recent years, particularly in telecommunications, transport and financial services. Tourism-related services came under pressure in the second half of 2003, although numbers of visitors have reportedly continued to grow.	Services comprise 65 per cent of GDP

Preliminary data suggest that employment continued to increase in 2003 at about the average rate of 1,6 per cent a year achieved since 1995, while average real earnings rose by 2,8 per cent between the first quarters of 2002 and 2003. The future effects of HIV and Aids on the labour market have come under close scrutiny over the past year. Treasury estimates indicate that successful implementation of a comprehensive HIV and Aids prevention and treatment programme will significantly reduce its costs and impact on business, in addition to broader social and health benefits.	Employment growth of 1,6 per cent a year, while real earnings increase by 2,8 per cent

Investment in both physical infrastructure and human resources has gained momentum over the past year. Gross fixed capital formation grew by 6,1 per cent in 2002 and 8,3 per cent in 2003, including expenditure on several major mining and industrial projects. Enrolment in higher education grew by about 3 per cent last year after two years of decline, and both expenditure and registration of learners by sector education and training authorities have expanded rapidly.	Robust growth of investment in physical and human capital

The Growth and Development Summit, held in June 2003, provided a special opportunity for business, labour, community and Government representatives to review critical policy considerations directed at improving the performance of the South African economy over the decade ahead. Key initiatives arising from the Summit include:	Growth and Development Summit provides a platform for improving economic performance

•	Improving the regulatory environment to support business development and boost market efficiency

•	Enhancing public infrastructure capacity — including enhancement of labour-based public works programmes — to meet both growth and social development objectives

2004 Budget Review

•	Expanding education and training programmes to underpin long-term job creation

•	Deepening social security programmes to provide income support to the most vulnerable

•	Supporting black economic empowerment initiatives to broaden access to economic activity and opportunity across the economy

•	Strengthening partnerships at the sectoral level to encourage growth and job creation.

Inflation and interest rates
CPIX inflation will remain within target range in 2004	After averaging 9,3 per cent in 2002 following the depreciation of the rand, CPIX inflation averaged 6,8 per cent in 2003 and declined to 4,0 per cent over the year to December. Producer prices fell by 1,8 per cent over the year, with the imported component down by 8,2 per cent. Although this trend will reverse once the effect of the rand’s appreciation wanes, consumer price inflation is expected to remain well within the target range of 3-6 per cent over the next three years.

Lower interest rates improve growth prospects	Following increases of four percentage points in 2002, the Reserve Bank reduced the repo rate by 5 1/2 percentage points during 2003. Lower interest rates have contributed to robust consumer spending in recent months, although household debt levels remain moderate, and underpin the prospects for sustaining the momentum of investment growth in the years ahead.

Modifications to inflation- targeting regime	A modification to the inflation targeting regime was announced in the Medium Term Budget Policy Statement in November 2003. The target range, formerly expressed as an annual average, is now a continuous target for the year-on-year rate of increase in CPIX. The range remains 3-6 per cent, until further notice.

Chapter 1: Overview of the 2004 Budget

Macroeconomic forecast
Economic growth of 2,9 per cent is projected for 2004, rising to 3,6 per cent and 4,0 per cent in 2005 and 2006. CPIX inflation is expected to average 4,8 per cent this year. For the fiscal year 2004/05, real GDP growth of 3,3 per cent is anticipated and CPIX inflation of 5,2 per cent. The outlook for the economy is summarised in table 1.1 and discussed in more detail in Chapter 2.	Growth expected to average 3,5 per cent over next three years

Table 1.1 Macroeconomic outlook — summary

	2003	2004	2005	2006
	Estimate		Forecast

Real growth
Household consumption	2,9%	3,4%	3,4%	3,8%
Capital formation	8,3%	6,6%	6,9%	7,3%
Exports	-2,4%	5,1%	6,2%	6,7%
Imports	8,2%	8,0%	5,9%	6,3%
Gross domestic product	1,9%	2,9%	3,6%	4,0%

Consumer price inflation (CPIX)	6,8%	4,8%	5,6%	5,0%

Balance of Payments current account (% of GDP)	-0,8%	-1,3%	-1,8%	-2,1%

Fiscal policy and budget framework

In keeping with the more expansionary fiscal policy stance introduced in 2001, the MTEF period ahead will see strong growth in social spending and infrastructure investment, a stable tax burden relative to GDP and declining debt service costs. The main budget deficit is expected to be 3,1 per cent of GDP in 2004/05, falling to 2,8 per cent by 2006/07.	Strong spending growth projected and a stable tax burden

Fiscal policy trends and targets
Against the background of the fiscal consolidation achieved over the past decade — expenditure reprioritisation, a lower budget deficit, improved management of public debt, lower interest rates and a buoyant tax structure — the 2004 Budget aims to invigorate the recovery evident in the last quarter of 2003 while continuing to build firm foundations for long-run growth and development.	Fiscal consolidation allows focus on growth in the period ahead

Declining expenditure on fixed capital by both general government and public enterprises has been a weakness in fiscal performance since 1994. However, a turnaround in public sector investment spending began in 2002 and will gain impetus in the years ahead as infrastructure budgets rise and delivery capacity improves. Public- private partnership projects are also now contributing significantly to capital formation and maintenance of public assets.	Infrastructure investment to gain further momentum

For the period ahead:

•	General government capital formation is targeted to grow by 6 per cent a year

2004 Budget Review

•	Government consumption expenditure will stabilise at about 19 per cent of GDP, with growth mainly focused on non-wage spending

•	Transfers to households, mainly social grants, are projected to rise from 3,2 per cent of GDP in 2001/02 to 4,8 per cent in 2006/07

•	General government tax revenue will remain below 27 per cent of GDP while main budget revenue remains below 25 per cent

•	Interest on public debt is expected to decline from 4,9 per cent of GDP in 2002 to 4,2 per cent in 2006.

Public sector borrowing requirement of 3,2 per cent of GDP in 2004/05	The public sector borrowing requirement, which takes into account borrowing by non-financial public enterprises, such as Eskom, Telkom and the Post Office, in addition to borrowing by national government, provinces and municipalities, is expected to increase from 0,6 per cent of GDP in 2002/03 to 3,2 per cent in 2004/05, before easing to 2,7 per cent in 2006/07. The increase in the public sector borrowing requirement takes account of increasing infrastructure investment by public enterprises.

Revised budget framework
Revenue estimates adjusted downwards for lower growth in 2003	Economic growth in 2003/04 has been slower than anticipated at the time of the 2003 Budget, leading to lower revenue flows than initially projected. For the MTEF period, revenue estimates are similarly adjusted down by comparison with the 2003 Budget estimates. However, expenditure on state debt is also adjusted downwards in the 2004 framework, due to both lower interest rates and lower inflation expectations. Main budget revenue is projected to be 24,6 per cent of GDP in 2003/04 and to remain at about this level over the next three years.

Table 1.2 The consolidated national budget framework

R billion	2003/04	2004/05	2005/06	2006/07

National Revenue Fund
Revenue	300,3	327,0	360,3	394,0
Expenditure	331,7	368,9	404,7	439,1
Main budget deficit	-31,4	-41,9	-44,4	-45,1
Percentage of GDP	-2,6%	-3,1%	-3,0%	-2,8%

RDP Fund and foreign technical co-operation
Revenue	1,6	1,5	1,5	1,5
Expenditure	1,0	1,3	1,3	1,3

Social security funds
Revenue	12,6	13,9	15,3	16,8
Expenditure	8,9	11,1	12,2	13,2

Consolidated national budget
Revenue	314,5	342,4	377,1	412,2
Percentage of GDP	25,7%	25,7%	25,9%	25,9%
Expenditure	341,6	381,3	418,1	453,6
Deficit	-27,1	-38,9	-41,0	-41,3

GDP	1 223,2	1 331,8	1 455,6	1 592,6

Budget deficit of 3,1 per cent in 2004/05	Taking into account the revised revenue estimate and provision for in-year adjustments to expenditure, the budget deficit for 2003/04 is

Chapter 1: Overview of the 2004 Budget

expected to be 2,6 per cent of GDP, up from 1,1 per cent in 2002/03 and slightly higher than the 2,4 per cent estimate at the time of the 2003 Budget. The revised main budget framework provides for an increase in the deficit to 3,1 per cent of GDP in 2004/05.

Table 1.2 shows the consolidated national budget for the period ahead, including the main budget, foreign development assistance and social security funds. Surpluses of the Unemployment Insurance Fund and the Compensation Funds bring the consolidated national deficit down to 2,9 per cent of GDP next year, falling to 2,6 per cent in 2006/07.	Social security funds surpluses bring consolidated deficit down to 2,9 per cent of GDP

The main budget provides for expenditure of R368,9 billion in 2004/05, rising to R439,1 billion in 2006/07. Revenue increases from R327,0 billion to R394,0 billion over the same period.	National budget spending of R369 billion in 2004/05

As in the past, the budget includes an unallocated contingency reserve, rising from R2,5 billion next year to R8 billion in 2006/07. This allows for unforeseen expenditure in-year and new policy priorities in future years. Expenditure on drought relief, recapitalisation of the nation’s minibus taxi fleet and further contributions to critical industrial infrastructure will be drawn from this reserve if required, and once operational business plans have been agreed.	Contingency reserve provides for drought relief, subsidisation of taxi replacement and critical infrastructure

The main budget medium term expenditure framework is outlined in table 1.3. Debt service costs are expected to fall from 3,9 per cent of GDP in 2003/04 to 3,6 per cent by 2006/07.	Debt costs decline as per cent of GDP

Table 1.3 Main budget expenditure framework, 2003/04 — 2006/07

R billion	2003/04	2004/05	2005/06	2006/07

Total expenditure	331,7	368,9	404,7	439,1
Less:
Debt service costs	47,3	50,4	54,0	57,9
Contingency reserve	—	2,5	4,0	8,0
Total allocations	284,4	316,0	346,7	373,1

Percentage increase	16,2%	11,1%	9,7%	7,6%

After setting aside provision for debt costs and the contingency reserve, the budget framework provides for an expenditure aggregate of R316,0 billion in 2004/05, rising to R373,1 billion in 2006/07, to be allocated between the national, provincial and local spheres in the 2004 Division of Revenue Bill.	National, provincial and local allocations of R316 billion in 2004/05

Consolidated national and provincial expenditure
The 2004 Budget introduces a new economic classification of expenditure, set out in more detail in table 3.9 and Annexure B. This breakdown of the consolidated expenditure of national and provincial government (including social security funds) illustrates the following trends:	New economic classification illustrates growth in transfers to households, government agencies and businesses

• Real non-interest expenditure allocations grow by 4,2 per cent a year over the 2004 MTEF period

2004 Budget Review

•	Transfers to households and non-profit institutions grow by 7,3 per cent a year in real terms, reflecting the steady broadening of the social security system

•	Transfers and subsidies to municipalities, government agencies, universities and technikons and business enterprises decrease from 21,0 per cent of non-interest expenditure in 2003/04 to 19,5 per cent in 2006/07

•	Payments for capital assets rise by 6,1 per cent a year in real terms over the next three years.

Improved structure of wage and non-wage expenditure	Table 1.4 also illustrates an improving balance between compensation of employees and other current payments over the MTEF period, and the growth in non-interest expenditure accommodated in part by a declining burden of state debt costs.

Table 1.4 Consolidated expenditure — economic classification

	2003/04	2004/05	2005/06	2006/07
	Revised	Medium-term estimates
R billion	estimate

Current payments	167,9	184,2	197,9	211,3
Compensation of employees	120,9	131,7	140,0	147,9
Other current payments	47,0	52,5	57,9	63,4
Transfers and subsidies	120,8	131,6	147,6	159,6
Other government entities	55,3	59,4	65,1	68,1
Business enterprises	9,4	9,5	10,2	11,0
Households and non-profit institutions	56,1	62,7	72,3	80,5
Payments for capital assets	15,5	17,6	19,9	21,5
Unallocated	—	2,5	4,0	8,0

Consolidated non-interest expenditure	304,1	335,8	369,4	400,4

Percentage increase	15,4%	10,4%	10,0%	8,4%

Procurement reform and public-private partnerships
Chapter 3 provides brief accounts of current procurement reform initiatives, developments in public-private partnerships (PPPs), the role of government in promoting black economic empowerment and progress in infrastructure investment over the past 10 years.

Supply Chain Management framework introduced	A new framework for Supply Chain Management in the public sector has been introduced, through regulations issued in December 2003. Responsibility for procurement and management of supplies will in due course be fully devolved to accounting officers, and the State Tender Board will fall away.

Preferential Procurement Act to be amended	During 2004 the Preferential Procurement Policy Framework Act and its regulations will be overhauled, to improve alignment with the Broad-based Black Economic Empowerment Act.

Standardised Provisions and draft BEE Code for PPPs published	Procurement and contract management in terms of the regulations governing PPPs can now take advantage of a detailed compilation of Standardized Provisions, drawing on international best practice and providing benchmark language and templates for the various elements in typical PPP project designs, feasibility assessments and contract

Chapter 1: Overview of the 2004 Budget

documentation. In addition, a draft Code of Good Practice for Black Economic Empowerment in PPPs was released in January 2004, giving direction to this important aspect of project design and evaluation.

Revenue

In contrast to the buoyant revenue outcomes recorded over the past five years, the revised estimate of main budget revenue for 2003/04 of R300,3 billion is R4,2 billion less than the 2003 Budget estimate. The shortfall is mainly attributable to lower company profits and lower customs receipts than anticipated, in a context of a slowdown in economic growth. As a result of substantial PIT relief over the years, company taxes have grown as a proportion of revenue. While this is a positive development, a negative consequence of this is the increased responsiveness of tax revenue to the business cycle.	2003/04 revenue expected to be R4,2 billion lower than budget estimate

Although economic performance is expected to rebound in 2004 and beyond, the revised revenue projections leave little room for tax relief this year. Provision has also to be made for a R3,6 billion increase in payments to SA Customs Union partners in 2004/05, as the new revenue sharing formula has not yet been introduced.	SACU payments will increase by R3,6 billion in 2004/05

The 2004 Budget proposals contain a moderate easing of the tax burden on income together with a somewhat higher tax incidence on tobacco products, alcoholic beverages and fuels.

Tax proposals
The main tax proposals this year are as follows:		Tax proposals include further income tax relief, and higher duties on alcohol and tobacco products

•	R4 billion in personal income tax relief

•	Provision for broad-based tax-free share transfers to employees

•	Tax relief for expenses incurred on government-owned infrastructure projects

•	Removal of stamp duty on mortgage bonds and negotiable certificates of deposit

•	Interest income exemption raised to R11 000 for taxpayers under age 65 and R16 000 for senior citizens

•	Increase in the transfer duty threshold to R150 000

•	Removal of ad valorem duties on printers, recorded music and some cosmetic products

•	Increase in the diesel rebate for primary producers by 15c a litre

•	Excise duty increases of 4c per 340ml can of beer, 21c per 750ml bottle of wine, R1,76 per 750ml bottle of spirits and 64c for a packet of 20 cigarettes

•	Increases in the general fuel levy by 10c a litre on petrol and diesel, and a 5c a litre increase in the Road Accident Fund levy.

As in past years, various anti-avoidance measures to protect the tax-base will also be introduced in this year’s tax legislation.		Measures to counter tax avoidance planned

2004 Budget Review

Table 1.5 summarises the expected 2003/04 main budget revenue outcome and the effects in the year ahead of the tax proposals.

Table 1.5 Summary of tax proposals

	2003/04		2004/05
	Budget	Revised	Budget estimate
R billion	estimate	estimate

Tax revenue (gross)	310,0	303,3		336,0
Non-tax revenue	4,2	6,7		6,6
Less: SACU payments	-9,7	-9,7		-13,3

Total revenue	304,5	300,3
Revenue before tax proposals				329,3

Personal income tax relief			-4,0
Interest and dividend exemption			-0,1
Changes to transfer and stamp duties			-0,4
Alcohol and tobacco excises			1,5
Increase in fuel levy			0,9
Removal of duties on printers, recorded music and cosmetics			-0,2

Tax proposals				-2,3
Revenue after tax proposals				327,0

Tax administration
Administrative reforms to simplify tax returns	The South African Revenue Service also proposes to introduce simplified individual income tax returns, a single business registration number, procedures for advance rulings on potentially contentious tax questions, an electronic alternative for ensuring compliance with stamp duty requirements and more effective enforcement of taxes associated with property transactions, particularly where ownership changes hands between foreign parties. The SARS Corporate Office will be established during the year ahead, and a transformation of customs administration is in progress.

Asset and liability management

Debt strategy and market developments
Debt management aims to reduce debt costs within acceptable risk limits	In line with the debt management objective of reducing debt service costs subject to acceptable levels of risk, the past year has seen a diversified issuance of inflation-linked, variable rate and fixed income bonds. Now that the negative net open foreign position of the Reserve Bank has been eliminated, foreign debt management will mainly focus on refinancing of maturing foreign loans.

Turnover of R10,7 trillion on the SA bond market	Turnover on the South African bond market was R10,7 trillion in 2003 and yields continued to improve. The net supply of corporate and parastatal bonds increased by almost R36 billion last year. By the end of December 2003, benchmark government bond yields had declined to historically low levels across the yield curve. The real yield on the inflation-linked R189 (maturing in 2013) was 3,96 per cent at the end of 2003.

Chapter 1: Overview of the 2004 Budget

South Africa’s foreign bonds have continued to trade at highly competitive rates, benefiting from prudent macroeconomic policies and low interest rates in the US, Europe and Japan. In May 2003, Government issued a Euro 1,25 billion 10-year global bond maturing in 2013 at 142 basis points above the equivalent German bond.	Euro bond issued in May 2003

South Africa’s sovereign credit ratings were upgraded by several rating agencies in 2003, contributing to the sound reputation of South Africa’s foreign and domestic debt issues amongst international investors.	Upgrading credit ratings

Borrowing requirements, debt costs and total debt trends
Chapter 5 sets out details of Government’s borrowing requirements, financing proposals and anticipated trends in total debt and state debt costs.

In addition to financing the budget deficit, provision is made for a further R14 billion in extraordinary payments over the next two years to compensate for forward cover losses incurred on the Gold and Foreign Exchange Contingency Reserve Account.	Extraordinary payments of R14 billion to SARB over next two years

Taking into account budget requirements and extraordinary transactions, a net borrowing requirement of R46,2 billion is anticipated in 2004/05, compared with a revised amount of R37,9 billion in 2003/04. Next year’s financing requirement will be met through an increase of R6 billion in domestic short-term loans, a projected R34,3 billion to be raised through net domestic bond issues and R5,9 billion to be raised through foreign loans. Table 1.6 summarises the projected trend in total debt and state debt costs.	Net borrowing requirement of R46,2 billion next year

Table 1.6 Projected state debt and debt cost, 2003/04 — 2006/07

R billion	2003/04	2004/05	2005/06	2006/07

Net loan debt (end of year)	450,0	506,3	564,7	620,9
Percentage of GDP	36,8%	38,0%	38,8%	39,0%
Net domestic debt	378,9	423,0	466,1	511,4
Foreign debt	71,1	83,3	98,6	109,5

State debt cost	47,3	50,4	54,0	57,9
Percentage of expenditure	14,3%	13,7%	13,3%	13,2%
Percentage of GDP	3,9%	3,8%	3,7%	3,6%

Government net loan debt is projected to rise from 36,8 per cent of GDP at the end of March 2004 to 39,0 per cent by the end of 2006/07. However, state debt costs decline steadily relative to GDP and as a share of national expenditure, as maturing debt is replaced with lower-yield bonds.	State debt costs continue to decline as percentage of GDP

Contingent liabilities
In addition to its debt obligations, Government has various liabilities that are uncertain or contingent on future eventualities. Total outstanding guarantee commitments amounted to R70,7 billion at the end of March 2003, down from R84,2 billion at the end of the	Guarantees of R7,7 billion issued in 2003/04

2004 Budget Review

previous year. During 2003/04, guarantees of R7,7 billion were provided to public entities, of which R7,0 billion is accounted for by shareholder’s assurances provided to Transnet for SAA. Unfunded contingent obligations include an estimated R23,8 billion accrued liability of the Road Accident Fund.

Public enterprise restructuring and corporate governance
Telkom IPO raised R4,2 billion	The initial public offering of shares in Telkom in March 2003 raised an amount of R4,2 billion for the fiscus, and an amount of R2,2 billion was received from the Central Energy Fund in 2002/03. Restructuring initiatives have not yielded significant proceeds for the fiscus over the past year, but progress has been made in forestry restructuring and the disposal of Aventura resorts.

Dividend receipts of R1,2 billion	Dividends amounting to R1,2 billion were paid to the Government by state owned entities in 2003/04, compared with an amount of R1,0 billion in 2002/03. Eskom, the Central Energy Fund and the Airports Company of SA account for 91 per cent of dividend receipts.

Treasury operations of parastatals under scrutiny	The treasury operations of state owned entities are currently under review, with a view to ensuring that appropriate risk management policies and sound governance over financial assets and liabilities are in place.

Medium term expenditure estimates

Policy priorities and the MTEF
Balanced consideration of policy priorities in the MTEF	The underlying objectives of the medium term expenditure framework remain broad-based growth and development and the progressive realisation of the social and economic rights of South Africa’s people. In preparing the annual budget, Government seeks to balance competing policy considerations — investment and job creation, poverty relief and social development, upgrading residential neighbourhoods, promoting the rule of law, development and peace in the African continent.

The budget framework builds on progress since 1994	Drawing on Towards a Ten Year Review — Government’s assessment of progress over the past decade and challenges for the years ahead — the 2004 Budget builds on the foundations laid in the implementation of the Reconstruction and Development Programme, while setting a course for accelerated growth and broad-based development over the decade ahead.

Economic priorities include investment, skills development and BEE	Key priorities for the Economic and Investment cluster include enhancing the efficiency of the nation’s transport and logistics infrastructure, marketing South Africa as a tourism and investment destination and as a financial centre for Africa, extending skills development and training opportunities, land reform and agricultural development, broadening black economic empowerment and deepening research and technology development.

Chapter 1: Overview of the 2004 Budget

The Social Services cluster has responsibility for the expanded public works programme, consolidating the delivery of social grants, addressing HIV and Aids, restructuring the higher education system and sustainable housing and community development.	Expanded employment programmes contribute to social development

Under the auspices of Governance and Administration, the State’s service delivery and regulatory capacity needs to be enhanced, civic administration by the Department of Home Affairs has to be upgraded, municipal administration put on a sound footing and partnerships between government and civil society secured.	Improved governance includes service delivery and regulatory capacity building

Priorities of the Justice, Crime Prevention and Security cluster include expanding and deepening the skills base of the Police Service, implementing integrated justice sector information systems, promoting social crime prevention programmes, rehabilitation of offenders and reinforcing the rule of law.	SAPS employment to increase, and improved criminal justice IT systems

In pursuit of NEPAD’s “core human values”, the International Relations, Peace and Security cluster contributes to several peace- keeping operations abroad, promotes multilateralism at regional, continental and global levels, plays an active part in building the African Union and seeks to accelerate regional cooperation in transport, energy, communications, environmental development and other areas of mutual advantage.	International priorities include peace-keeping and regional investment promotion

Additional expenditure allocations
In preparing the national budget, the previous year’s forward estimates together with a 6 per cent increase for the outer year serve as “baseline allocations”. The 2004 Budget provides for additional allocations of R44,5 billion over the next three years, of which R26,3 billion goes to provinces and R3,9 billion to local government.	Additional allocations of R45 billion over the MTEF

Table 1.7 summarises the division of main budget allocations between national, provincial and local government. As percentages of the total, the provincial and local shares rise to 58,0 per cent and 4,6 per cent respectively by 2006/07.	Rising provincial and local shares in the division of revenue

Table 1.7 Division of revenue, 2003/04 — 2006/07

R billion	2003/04	2004/05	2005/06	2006/07

National allocations	110,5	120,6	131,0	139,7
Provincial allocations	161,5	181,1	199,7	216,3
Equitable share	144,7	160,0	173,9	186,4
Conditional grants	16,7	21,2	25,9	30,0
Local government allocations	12,4	14,2	15,9	17,1

Total allocations	284,4	316,0	346,7	373,1

Changes to baseline
National allocations	1,9	3,2	5,0	6,0
Provincial allocations	2,5	5,5	7,9	13,0
Equitable share	2,4	4,7	6,3	8,8
Conditional grants	0,1	0,8	1,6	4,2
Local government allocations	—	1,0	1,3	1,6

Total	4,4	9,7	14,1	20,6

2004 Budget Review

Increased spending focused on job creation, social services, Aids treatment, social grants and local development programmes	Significant additions to MTEF spending plans include the following:

	•	R1,5 billion more for provincial infrastructure grants and R1,7 billion more for municipal infrastructure, partially earmarked for labour-based public works programmes

	•	R19,7 billion more for provincial equitable share allocations, providing for growth in social grant programmes and quality improvements in health services and education, including targeted allocations for poor schools

	•	R2,1 billion for the enhanced response to HIV and Aids, mainly to finance antiretroviral treatment programmes

	•	A further R3,3 billion for the child support extension grant, to complete the phasing on of qualifying children under the age of 14

	•	R778 million earmarked for free basic services and R2,2 billion more for the local government equitable share, further supporting community development initiatives

	•	R700 million more for land restitution and land reform, and R750 million for a new grant for agricultural support to beneficiaries of land reform programmes

	•	R1,9 billion to reinforce and expand the SA Police Service, and R475 million to streamline the justice process

	•	R850 million to improve the quality of Home Affairs services, particularly in rural areas

	•	R1,1 billion to support peacekeeping operations in Africa, and R427 million to enhance diplomatic representation abroad.

Poverty relief allocations become part of departmental budgets	With effect from next year, the special poverty relief allocations introduced in 1997/98 will be integrated into normal departmental budgets. Continuing programmes, amounting to R1,7 billion in 2004/05, now form part of the Expanded Public Works Programme.

Consolidated expenditure by function
The MTEF comprises the consolidated spending of national and provincial government over the next three years, including donor grants and the social security funds. Table 1.8 sets out projections of consolidated expenditure by function in 2003/04 and 2004/05, and anticipated growth over the MTEF period.

Consolidated expenditure growth of 6,7 per cent since 2000/01	Consolidated non-interest expenditure expanded by 6,7 per cent a year between 2000/01 and 2003/04 in real terms, and continues to increase (before taking into account the unallocated contingency reserve) by an average 3,3 per cent a year over the MTEF period ahead.

Chapter 1: Overview of the 2004 Budget

Table 1.8 Consolidated expenditure growth

	2003/04	2004/05	% Average
			growth
	Revised	Budget	2003/04-
	estimate	estimate	2006/07
R billion

Education	69,8	75,9	7,2%
Health	39,7	42,6	8,4%
Welfare and social security	51,5	59,9	13,6%
Housing and other social services	16,3	18,3	8,3%
Police, prisons and courts	36,0	40,2	9,0%
Defence & intelligence	22,4	23,1	4,3%
Economic services	45,0	49,4	9,9%
General administration	23,5	24,0	5,9%

Non-interest expenditure	304,1	333,3	8,9%

State debt cost	47,3	50,4	7,0%
Unallocated	—	2,5	—

Total expenditure	351,5	386,3	9,3%

Education, health, welfare and other social services take up 59,0 per cent of non-interest allocations in 2004/05. Social security and welfare services grow rapidly in the years ahead, both as a result of the phasing in of the child support grant and because of growing numbers of disability grant beneficiaries.	Social services account for 59 per cent of non-interest spending

Police, prisons and courts expenditure take up 12,0 per cent of the total currently, up from 11,5 per cent 10 years ago. Growth in the criminal justice sector is mainly for improved court administration and expansion of the Police Service. Defence and intelligence spending has declined from 10,5 per cent of non-interest expenditure in 1994/95 to 6,9 per cent next year, and is set to decline further over the MTEF period ahead as outlays on the special defence procurement programme decline after 2005/06.	Improved courts and expansion of police service

Economic services have remained about 15 per cent of non-interest expenditure over the past decade. Investment in water schemes, transport services and communication have grown strongly, accommodated in part by the phasing out of the general export incentive scheme in the 1990s. For the period ahead, spending on land reform, agricultural support and investment in industrial infrastructure will increase rapidly.	Land reform, agricultural development and investment in infrastructure to increase

Provincial and local government finance

The rising shares of the overall national budget allocated to provinces and municipalities over the MTEF period ahead reflect the priority of social services, local development and upgrading of residential neighbourhoods in Government’s planning for the decade ahead.	Government prioritises provincial and municipal functions

Provincial grants and spending trends

Provinces rely largely on transfers from the national fiscus to finance their spending responsibilities, but also raised revenue from fees,	Provincial treasuries are in sound position

19

2004 Budget Review

licences and other charges amounting to about R6,0 billion in 2003/04. Conditional grants to provinces increase strongly in the 2004 Budget, mainly because of increases in the child support extension grant, HIV and Aids grants and infrastructure allocations.

A breakdown of transfers to provinces in 2004/05 is set out in table 1.9.

Equitable share formula accounts for main provincial allocations	The equitable share makes up 88,3 per cent of transfers to provinces and grows by 8,8 per cent a year over the MTEF period. It is distributed between provinces on the basis of a redistributive formula with seven components, explained in some detail in chapter 7 and in Annexure E. The equitable share formula has been revised this year to take account of new demographic, education and economic data, and a more comprehensive review will be undertaken with a view to implementation in 2005.

Table 1.9 Transfers to provinces, 2004/05

	Equitable	Conditional grants
	share	Health	Housing	Social	Other[1]	Total
				Develop-
R billion				ment

Eastern Cape	27,0	0,6	0,6	1,0	0,9	30,1
Free State	10,6	0,6	0,4	0,3	0,3	12,2
Gauteng	24,5	2,6	1,1	0,3	0,5	29,0
KwaZulu-Natal	33,1	1,2	0,8	0,9	1,0	36,9
Limpopo	21,8	0,3	0,4	0,6	0,8	24,0
Mpumalanga	11,6	0,2	0,3	0,3	0,4	12,8
Northern Cape	3,8	0,2	0,1	0,1	0,2	4,4
North West	13,3	0,3	0,4	0,5	0,4	14,9
Western Cape	14,3	1,6	0,5	0,2	0,3	16,9

Total	160,0	7,7	4,6	4,1	4,8	181,1

1.	Includes grants in the national departments of Agriculture, Education, Provincial and Local Government, Sport and Recreation South Africa and National Treasury.

Health grants are increased to accommodate Aids treatment programmes	Grants administered by the national Department of Health remain the largest provincial transfer programmes outside of the equitable share. The grants compensating provinces for the costs of major tertiary hospital services and professional training have been reconfigured this year. Allocations for hospital rebuilding, equipment and revitalisation receive further increases. A total of R1,9 billion is added to the Health HIV and Aids grant over the MTEF period to support the comprehensive response to HIV and Aids, including the roll-out of antiretroviral treatment programmes.

Shift of school nutrition programme to education departments	Responsibility for the primary school nutrition programme, which receives R832 million in 2004/05, shifts from Health to Education departments next year. The education financial management and quality enhancement grant has been terminated and the funds incorporated into the provincial equitable share.

Infrastructure grants to support labour-intensive projects and agriculture	The provincial infrastructure grant is increased by R1,5 billion over the next three years. It will contribute to expanding spending on labour-intensive projects, and will also provide support for agricultural development initiatives. A new grant to support

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Chapter 1: Overview of the 2004 Budget

implementation of the Comprehensive Farmer Support Programme receives R750 million over the MTEF period, enabling provinces to enhance their assistance to emerging farmers.

The child support extension grant administered by the national Department of Social Development will increase sharply over the period ahead to accommodate the phasing in of children up to the age of 14 in 2005/06. In addition, R1,2 billion is set aside for emergency food relief over the next three years, as part of the broadening of Government’s approach to income security and poverty relief.	Increased allocations for child support grants

Preliminary estimates of the functional and economic breakdown of provincial spending for the years ahead are set out in chapter 7. The strongest growth is in social grants payments to households, and in capital expenditure on social and economic infrastructure.	Social grants and infrastructure spending to grow strongly

Local government finance

Municipalities have undergone a thorough transformation over the past decade — amalgamation of previously segregated authorities, repeal of archaic legislation and rationalisation of the number and structure of local governments. National government transfers to municipalities supplement their own revenue to enable them to fulfil their developmental roles. Key priorities for the years ahead include expansion and provision of free basic services, acceleration of infrastructure delivery to poor households, extension of services to areas not presently served, creation of jobs through the expanded public works programme and enhancing capacity through legislative and financial management reforms.	Transformation of the municipal landscape provides a foundation for improving service delivery

National budget transfers to local government make up about 14,4 per cent of total local government revenue. Transfers will increase by 11,3 per cent a year over the MTEF period, and include additional allocations amounting to R3,9 billion.	Growth in transfers to local government to meet basic household needs

A significant step forward this year is the consolidation of the Municipal Infrastructure Grant, which receives R1,7 billion in additional funding. Allocations are formula-based, using poverty-weighted criteria, providing greater certainty to municipalities and enhancing forward planning. Municipalities will be required to apply labour-intensive methods for identified categories of expenditure, under the guidance of the national Department of Public Works.	Consolidation of infrastructure grants allocated by formula

A further R2,2 billion over the next three years goes to the local government equitable share, which contribute to free basic electricity, water and sanitation services for poor households. No major changes to the equitable share distribution formula take effect this year, but its funding has also been supplemented by capping the capacity building grants at R400 million a year from 2005/06, with the balance shifted to the equitable share.	Enhancement of the local government equitable share

Chapter 7 includes a summary of the structure and trends of municipal budgets, illustrating the growth in operating costs since 1996/97 and relative decline in capital expenditure. Current initiatives to consolidate infrastructure grants and strengthen investment in	Improved capital spending in future years

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2004 Budget Review

infrastructure serving poor communities should contribute to an improved pattern of municipal spending in the years ahead.

Budget priorities — past, present and future

General government expenditure trends

Long-run spending trends are shaped by policy priorities	Budgetary reprioritisation, improved quality of expenditure management and new directions in public policy take many years to influence service delivery and social development fully. Long-run trends in public spending are accordingly an important index not just of shifts in past budgets but also of public service capacity and challenges for the years ahead.

Table 1.10 Consolidated general government spending by function, 1982/83, 1992/93 and 2002/03

	1982/83[1]	1992/93[2]	2002/03[3]	Average annual
				real growth
				1982/83-	1992/93-
R million				1992/93	2002/03

Protection Services	4 819	22 451	58 132	1,9%	1,9%
Defence and intelligence	3 477	10 729	20 772	-2,2%	-1,1%
Police	897	8 576	24 928	9,5%	3,1%
Prisons	276	1 968	7 458	6,3%	5,8%
Justice	169	1 178	4 975	6,1%	7,0%
Social Services	9 501	56 821	181 764	4,5%	4,0%
Education	4 349	27 154	68 686	4,9%	1,6%
Health	2 394	12 487	40 828	3,1%	4,3%
Welfare (incl. social security)	1 511	11 222	46 704	6,8%	6,8%
Housing	179	1 656	9 467	9,1%	10,3%
Community development	1 068	4 302	16 078	0,4%	5,7%
Economic Services	4 664	17 141	45 130	-0,5%	2,0%
Water schemes, related services	357	847	4 445	-4,8%	9,3%
Fuel and energy	37	653	2 588	16,4%	6,3%
Transport and communication	2 482	7 054	22 009	-3,0%	3,8%
Other economic services	1 788	8 587	16 088	2,2%	-1,4%
General government services and unallocable expenditure	2 384	12 977	35 021	3,5%	2,3%
Interest	3 168	18 687	49 012	4,3%	2,0%

Consolidated expenditure	24 536	128 077	369 059	3,1%	3,0%
Non-interest expenditure	21 368	109 390	320 047	2,9%	3,1%

1.	Source: Statistics South Africa, Statistical Release P9119.
2.	Source: Statistics South Africa, Statistical Release P9119, adjusted for extraordinary payments towards drought relief and the Central Energy Fund.
3.	Consolidated national, provincial and social security funds, plus estimated expenditure of local government and extra-budgetary institutions.

Health, social security, housing and water services have been fastest growing functions	Table 1.10 illustrates the trends between 1982/83 and 1992/93, and 1992/93 and 2002/03, in the functional breakdown of consolidated expenditure of general government — including municipalities, extra-budgetary accounts, agencies and funds and universities and technikons. Strong growth in justice, health, social security and welfare spending is evident, as is the rapid expansion of housing and water services. Defence expenditure has steadily declined in real

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Chapter 1: Overview of the 2004 Budget

terms, and subsidies to agriculture and industry (included in other economic services) have also fallen sharply.

Policy priorities for 2004 and beyond

The budget framework and spending plans explained in more detail in later chapters of this Review provide for an acceleration of public spending on services in the years ahead, and several further shifts in priority and emphasis. The 2004 Budget draws strongly on the priorities and programmes of earlier budgets, emphasising the consolidation and reinforcement of the reconstruction and development initiatives that are under way.	Budget Review aims to encourage debate on public priorities

Figure 1.2 Policy priorities for the decade ahead

This year’s Budget has also drawn on Government’s assessment of progress and challenges for the years ahead, Towards a Ten Year Review. While further work is needed on specific policy options, plans, sequencing and financial implications, the main elements of a longer term development strategy are readily apparent. Government recognises, for example, that a more appropriate balance needs to be struck between the quantum of social security spending and that of education and infrastructure development. There are several clear threads that run through the framework outlined in the rest of this Review. Improved economic performance over the next ten years calls for sustained progress on several fronts:	A better balance between social security and education spending needs to be sought

•	A rising share of investment and saving out of national income, to provide the infrastructure and industrial capital formation required for sustained output growth.

•	Improvements in the quality of education and promotion of training opportunities, to ensure that skills development and productivity enhancement contribute to expanding participation in social and economic development.

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2004 Budget Review

•	A poverty reduction strategy that includes promotion of work opportunities, creating sustainable communities and safe neighbourhoods and consolidation of the social security system.

•	Development of markets, support for emerging entrepreneurs, better governance and regulation of private and public sector institutions and rigorous monitoring and measurement of public service delivery.

Budget documentation

The Review provides background to the Minister’s presentation to Parliament	The Budget Review aims to explain current trends, and inform future debate, on the links between public policy priorities and South Africa’s public finances. It accompanies the presentation to Parliament of the annual Budget Speech by the Minister of Finance. It provides an overview of the economic outlook, fiscal policy, revenue and expenditure plans, financing and developments in the public finances.

Annexures to the Review include a glossary of economic and financial terms, a statistical appendix, details of the tax proposals, an explanatory memorandum on the division of revenue and a concise summary of the budget proposals.

The national, provincial and local shares are set out in the Division of Revenue Bill	At the time of the Budget, the Minister of Finance tables the Division of Revenue Bill and an Appropriation Bill in the National Assembly, through which the executive seeks Parliamentary authority for its spending plans for the forthcoming year.

A new economic classification format is introduced in this year’s budget	The Estimates of National Expenditure elaborate on the national spending plans, detailing the objectives of each Government department, three-year spending estimates, programmes, outputs and a set of service delivery indicators. The Estimates include “measurable objectives” for the main divisions, or programmes, of each budget vote. This year a new economic classification of expenditure is introduced, providing a more rigorous categorisation of current payments, transfers to other spheres of government, public entities, businesses or households, and of payments for capital assets.

In addition, the Estimate of Revenue for the year ending 31 March 2005 sets out revenue projections before and after tax proposals, and a People’s Guide provides a straightforward summary of budget highlights, published in five official languages.

24

2

Economic policy and outlook

Over the past ten years economic growth of just under 3 per cent a year has been achieved, fiscal and macroeconomic management have been put on a sound footing, financial systems have deepened, investment has grown strongly and productivity has steadily improved.

CPIX inflation is now well within its target range, contributing to economic stability and improving prospects for moderation in inflation expectations and future interest rates.

As the global economy gains momentum, higher rates of growth and employment are expected, supported by infrastructure investment, moderate interest rates, firmer commodity prices and a more competitive exchange rate.

Broadening of economic opportunity in South Africa is a core priority for the years ahead, building on both expanding public service delivery and invigoration of business development and empowerment partnerships. Policies focused on investment, job creation and skills development have played a prominent role in shaping the 2004 Budget.

South Africa continues to play a prominent role in the international arena, helping to shape a more stable international financial architecture, securing fair trade for developing countries and promoting development in Africa through both NEPAD and the Highly Indebted Poor Country initiative.

Introduction and overview

The South African economy has been substantially restructured over the past ten years. Liberalisation of trade and financial flows, more rapid investment growth and improvements in personal disposable income contributed to an increase in the average annual economic growth rate to 2,8 per cent from about 1 per cent in the previous ten years.	Average growth of 2,8 per cent over the past decade

Prudent fiscal management has resulted in public debt levels falling within manageable limits, lowering debt service costs and freeing resources for more important socio-economic programmes, including infrastructure development, job creation and social security. Enhanced management and governance, together with improving

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2004 Budget Review

delivery capacity, ensure that this expenditure contributes meaningfully to economic growth and development.

Effective regulation of South Africa’s financial system and the gradual liberalisation of exchange controls have enabled the economy to withstand a number of shocks to the international financial system over the past decade. This has been reflected in the upgrading of South Africa’s credit rating and the recognition that South Africa enjoys as a financial centre and a well-managed economy.

Growth and development rest on investment, education and training, income security and job creation	In the decade ahead, a more rapid pace of growth and development needs to be sought, building on these secure foundations. Growth will be supported by improving domestic saving and investment in productive capacity and new technology, complemented by increasing flows of foreign direct investment. Growth and development also require improved education, training and appropriate skills enhancements. Economic development must be accompanied by progress in social security and job creation. Broad-based development will also rest on deepening of markets, better governance and regulation and improvements in the quality of public service delivery.

Economy expands an estimated 1,9 per cent in 2003	After growing by 3,6 per cent in 2002, 2003 was a challenging year for the domestic economy. Despite strong growth in domestic expenditure, production came under pressure in a context of lower demand for South African exports, increased import competition and a strong rand, bringing estimated overall economic growth to a steady 1,9 per cent accompanied by a moderately rising current account deficit.

Investment grows 8,3 per cent in 2003	Despite the slowdown in the manufacturing sector, growth in gross fixed capital formation remained robust over the year, expanding by an estimated 8,3 per cent compared to 2002. Investment growth, which will spur future economic growth as the global recovery accelerates, was supported by steady growth in both household and government consumption, estimated to have grown 2,9 per cent and 3,9 per cent, respectively, in 2003. Overall growth was slowed by a contraction in exports by an estimated 2,4 per cent, while import growth remained firm at an estimated 8,2 per cent resulting in a deficit on the current account of 0,8 per cent of GDP.

Job growth eases in 2003	The most recent available data indicate that job creation, which had picked up in 2002, eased in 2003, as output growth slowed across the economy. In the years ahead, more rapid investment and economic growth, the enhancement of the skills development programme and initiatives to improve the functioning of the labour market will contribute to more rapid job growth.

Empowerment gains momentum	In 2003, broad economic transformation in South Africa and black economic empowerment gained momentum through a number of initiatives. The Growth and Development Summit laid a foundation on which to build a more inclusive economic society, which was given impetus by the Financial Sector Charter and will be further advanced by other charter processes in 2004. Government is also promoting transformation efforts through proactive procurement

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Chapter 2: Economic policy and outlook

measures, fiscal support to empowerment transactions and broader social insurance programmes.

Against the backdrop of the strong rand, a tightening of monetary policy in 2002 and moderating food prices, CPIX inflation fell to within the inflation target in 2003, receding to 4 per cent in December 2003. Producer prices, which generally lead consumer prices, declined year-on-year over the last four months of 2003, boding well for the inflation outlook in 2004. CPIX inflation is expected to remain within the target range of 3 – 6 per cent over the forecast period.	CPIX inflation within target range

Over the medium term, economic growth is forecast to rise from 2,9 per cent in 2004 to 4 per cent in 2006 on the back of strong investment growth, which is forecast to increase by 6,6 per cent in 2004, 6,9 per cent in 2005 and 7,3 per cent in 2006. As the world economy gains momentum, trade performance should improve significantly, although the current account of the balance of payments will weaken moderately to around 2 per cent of GDP.	Growth to rise to 4 per cent in medium term

Figure 2.1 Real GDP growth, CPIX inflation and current account deficit

Global developments

Global manufacturing activity picked up strongly in the second half of 2003, raising growth rates and commodity demand within a benign inflation environment. In the September 2003 World Economic Outlook, the IMF projected world growth of 3,2 per cent in 2003 and 4,1 per cent in 2004. The JP Morgan index of industrial production, expanded strongly in November, confirming the underlying strength in the economic recovery. Table 2.1 summarises growth trends in key economies of the world up to 2005.	World growth forecast to accelerate to over 4 per cent

On the back of solid growth in the manufacturing and construction sectors and supportive fiscal and monetary policy, the US economy rebounded strongly in the second half of 2003. Preliminary estimates indicate that the US economy grew by 3,1 per cent in 2003, after subdued growth of 2,4 per cent in 2002.	US economy expands 3,1 per cent in 2003

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2004 Budget Review

Table 2.1 Annual percentage change in GDP, selected countries

Region / Country	2000	2001	2002	2003*	2004*	2005*

USA[1]	3,7	0,5	2,2	3,1	4,6	3,6
Canada[1]	4,6	1,4	3,1	1,6	2,9	3,3
Euro-zone[1]	3,5	3,4	0,9	0,5	1,8	2,2
United Kingdom[1]	3,1	2,1	1,9	2,1	2,8	2,6
Japan[1]	2,8	0,4	-0,4	2,3	2,2	1,7
Australia[2]	3,1	2,6	3,6	3,0	3,5	n/a

Latin America[1]	4,0	0,6	-1,2	1,4	4,0	3,8
Africa[2]	3,0	3,5	3,1	3,7	4,8	n/a
Emerging Asia[2]	7,0	5,0	4,8	2,3	4,2	n/a

Sources:
1.	Consensus Economics, February 2004.
2.	IMF World Economic Outlook, September 2003.
* Forecast.

US growth of over 4 per cent in 2004	In 2004, solid growth in consumer spending and rising investment expenditure are expected to underpin US growth of over 4 per cent. However, the US expansion, fuelled by tax cuts and defence spending, has led to rising fiscal and current account deficits, which are largely being financed by inflows from Asia, as Governments in that region accumulate dollars to limit the appreciation of their currencies. While the US remains a key driver of global growth, the rapid increase in the current account deficit, the depreciation of the dollar and the imbalances these cause in global financial markets could threaten the sustainability of the recovery.

Modest recovery in Europe	Economic performance in Europe remains constrained by structural rigidities and the recent strength of the euro. The region recorded modest growth in 2003 on the back of firm export demand that supported the manufacturing and services sectors. The flexible application of the Growth and Stability Pact, along with labour market restructuring, will improve the longer-term economic prospects for the region. For 2004, growth in the region of around 2 per cent is anticipated.

Turnaround in Japan	The Japanese economy has seen a marked turnaround in recent months, after a decade of virtual stagnation. Growth is estimated at above 2 per cent for 2003 and should remain above this level in 2004, as business and consumer confidence continue to rally.

Growth in emerging markets is expected to accelerate in 2004, taking advantage of the global economic recovery and the envisaged increases in net private capital flows that will support investment and capacity building.

East Asia continues to deliver solid growth	As the impact of the SARS virus subsided, the economies of emerging Asia recovered strongly in the second half of 2003, underpinned by particularly strong growth in China. Accelerating world growth should again support demand for Asian products, particularly in the electronics sector. However, the recent outbreak of avian flu and the risk of viruses affecting the population, which would affect both exports and tourism in the region, remains a source of uncertainty for these forecasts.

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Chapter 2: Economic policy and outlook

The progress of the Chinese economy remains spectacular, with growth of between 8 per cent and 9 per cent projected for 2004. The Chinese government continues to follow an expansionary fiscal policy, targeting the new- and high-technology, energy, communications and service industries for development. China is, however, coming under increasing pressure to allow the yuan to appreciate, facilitating a more balanced adjustment of the US$.	China’s economy to expand by over 8 per cent

Growth in Eastern Europe is expected to remain above 4 per cent in 2004, after growth of almost 5 per cent in 2003. Ongoing structural reform, especially in the financial and energy sectors, will underpin sustainable growth in the major economies in this region.	Growth in Eastern Europe to remain above 4 per cent

The economies of Latin America are recovering well from recent financial and political uncertainty, though prospects across the area are mixed. Growth in the region is expected to reach nearly 5 per cent in 2004, from less than 1,5 per cent in 2003, as exports pick up to meet rising global demand and the depreciation of the currencies in the region boosts competitiveness.	Latin American recovery continues

Growth in Africa is expected to accelerate to around 5 per cent in 2004 and will receive support from the recovering global economy and rising non-fuel commodity prices. Debt relief through the Highly Indebted Poor Country Initiative, regional economic development supported by NEPAD and the consolidation of peace efforts will continue to underpin sustainable economic growth in the years ahead.	Africa expected to grow by 5 per cent in 2004

NEPAD initiatives were intensified in 2003 with the launch of the African Peer Review Mechanism to facilitate the adoption of best practices in socio-economic development, as well as sound political, economic and corporate governance systems. Together with the African Development Bank, NEPAD has developed an action plan on infrastructure development, identifying key projects in the areas of energy, transport, water and information and communication technology. In the years ahead, work will continue in areas as diverse as agriculture and rural development, health, education, e-commerce, and tourism, building partnerships between governments to provide a basis for future investment and growth.	NEPAD intensifies development agenda

Balance of payments

South Africa’s overall position on the balance of payments (including unrecorded transactions) posted a surplus of R24,2 billion in the first three quarters of 2003, following the surplus of R36,6 billion for 2002 as a whole. This healthy overall position is reflected in the strength of the currency, declining international risk premia and moderate domestic interest rates.

Financial account

The R28,3 billion of net capital inflows in the second quarter of 2003 was the highest ever recorded quarterly net inflow of capital into South Africa, comprising mainly net portfolio investment of R22,6 billion. While profit taking in the third quarter saw much of this	R28,3 billion of foreign inflows in 2nd quarter

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2004 Budget Review

inflow reversed, the cumulative net capital inflow totalled R35,5 billion in the first three quarters of 2003 (4 per cent of GDP)

Figure 2.2 Balance of payments flows

Stronger FDI flows anticipated	Foreign direct investment into South Africa increased from R0,6 billion in the second quarter to R1,8 billion in the third quarter of 2003. However, the total foreign direct investment inflow of R2,6 billion in the first three quarters of 2003 was lower than the total inflow of R7,9 billion for 2002 as a whole. It is envisaged that inward foreign direct investment will be supported in the coming years by the intensification of efforts to promote South Africa as an investment destination, as well as through key infrastructure developments that crowd-in foreign and domestic investment.

UK leading source of foreign capital	As demonstrated in figure 2.3, the United Kingdom remains the leading source of foreign capital for South Africa with accumulated investment of R440 billion at the end of 2001, followed by the US, Germany and Luxembourg with accumulated investment of R173 billion, R55 billion and R40 billion, respectively.

South Africa had accumulated investment of R26,8 billion in Africa in 2001	A similar pattern applies for South Africa’s assets in the rest of the world. Of particular significance is the growth in South Africa’s interests on the African continent, which have increased from R5,4 billion in 1994 to R26,8 billion in 2001. The factors that have contributed towards this increase are South Africa’s commitment to development in Africa, phased liberalisation of exchange controls in favour of African investments and successful economic integration and political stability on the continent.

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Chapter 2: Economic policy and outlook

Figure 2.3 Foreign liabilities as at 31 December 2001

Foreign reserves and net open forward position (NOFP)

Since 1998, the South African authorities have transformed the NOFP of the Reserve Bank from an oversold position of more than US$23 billion to an overbought position. By the end of January 2004, gross reserves of the Reserve Bank stood at US$7,9 billion and the NOFP stood at a positive US$4 billion.	Reserve Bank’s foreign reserves reach US$7,9 billion in January 2004

Moreover, reserves held by the rest of the banking sector reached US$16,9 billion last year. In 1994, private sector reserves were negligible owing to exchange control restrictions and an over-reliance on forward cover provided by the Reserve Bank. The liberalisation of exchange controls that has taken place since 1995 has allowed for the development of a robust private forward market and expanded foreign exchange trading.	Private banks’ gross reserves now double Reserve Bank’s reserves

Access to international financial markets is an important factor facilitating economic development in capital-importing countries, such as South Africa. Consequently, the restrictions on access to foreign markets in the pre-1994 period severely limited the growth potential of the economy. For the period 1983 to 1993, cumulative net capital outflows amounted to R46,1 billion, which had to be compensated for by a cumulative current account surplus of R46,2 billion.	Stronger external position since 1994

From 1994 to the end of the third quarter of 2003, the comparative picture shows that the country recorded a cumulative net capital inflow of R169,6 billion, easily financing current account deficits associated with increased investment spending. Over the same period, South Africa has been able to improve its overall reserves position, raising reserves of R112,2 billion in the period after 1994 as against losing reserves of R1,3 billion in the previous ten years.	Cumulative net financial account inflow of R170 billion since 1994

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2004 Budget Review

Further steps in exchange control liberalisation

As is broadly recognised internationally, a gradual approach to exchange control liberalisation is advisable and should occur late in the process of economic reform. Since 1995, South Africa has steadily eased exchange controls in line with progress in achieving relevant preconditions such as macroeconomic stability, strengthening of the balance of payments and financial sector development.

Institutional investor allowances

The last ten years have seen a considerable increase in the foreign diversification of South African savings, which helps to spread investment risk. The foreign asset holdings of institutional investors such as long-term insurers and retirement funds have rapidly approached levels consistent with internationally applied prudential limits. Prudential regulations are designed to protect policyholders and pensioners from excessive risk, and typically include restrictions on foreign asset holdings Significant progress in the transition to a system of prudential regulation governing the foreign portfolio investment of South African contractual savings institutions was achieved in 2003 through the introduction of revised reporting requirements, which better reflect the true foreign exposure of assets under management.

During 2004, offshore transfers by institutional investors will continue to be managed through these revised reporting requirements, subject to existing foreign asset limits of 15 per cent of total retail assets for retirement funds, long term insurers and investment managers, and 20 per cent for collective investment scheme management companies. In addition, joint task team consisting of the National Treasury, South African Reserve Bank and Financial Services Board will conduct further research in arriving at recommendations on a comprehensive prudential regulatory framework, including any appropriate revisions to foreign asset limits.

Corporate allowances

The international expansion of South African firms holds significant benefits for the South African economy in terms of competitiveness and exports. Similarly, investment by foreign firms into South Africa improves access to capital, technology transfer and competition. Accordingly, further reforms are designed to support the international diversification of South African business, while simultaneously removing exchange control impediments to increased inward foreign direct investment.

•	The allowance governing South African corporates’ use of South African funds to finance approved foreign direct investment has been increased considerably in the last year and a half, and currently stands at R2 billion per project for investment in Africa and R1 billion per project for investment outside of Africa. In addition, South African companies are permitted to finance 10 per cent of the excess cost of approved foreign direct investments from South African funds (being the difference between the total cost of the project and the R2 billion/R1 billion foreign direct investment allowance). While the foreign direct investment allowances of R2 billion and R1 billion per project remain in place, the percentage of the excess cost that can be funded from South Africa is increased from 10 per cent to 20 per cent, with effect from 18 February 2004.

•	To improve flexibility in the type of funding South African companies can employ in financing new approved foreign direct investment, offshore loans accessed after 18 February 2004 will be subject to fewer exchange control restrictions. In particular, while interest payments on such loans must continue to be funded from offshore revenues, the permissible repayment of capital will be increased to the greater of R1 billion per project (R2 billion in the case of African investments) or 20 per cent of the total outstanding loan capital per project, in any given year. Furthermore, the two year waiting period for the repayment of such loans from domestic resources falls away. However, the total amount of South African funds exited in the first two years of the loan’s life must not exceed R1 billion per project (R2 billion in the case of African investments).

•	To improve access to domestic credit in financing foreign direct investment into South Africa or for domestic working capital requirements, foreign companies or foreign owned South African companies will be permitted to make greater use of local finance. With effect from 18 February 2004, foreign companies or foreign wholly owned subsidiaries may borrow locally up to 300 per cent of the total shareholders’ investment.

•	Measures will be implemented during the course of 2004 to enable foreign firms to list on South African capital markets, thus allowing them to raise debt and equity finance on the JSE Securities Exchange (JSE) and Bond Exchange of South Africa (BESA). This marks another significant milestone in South Africa’s reintegration into the global economy, promoting inward investment and capital market development. South African individuals and institutional investors will be able to participate in such listings through their foreign investment allowances.

•	South Africa seeks to contribute to the aims of NEPAD through liberalisation of exchange controls in favour of African investments. A more generous exchange control dispensation for investment by South African firms in Africa has already contributed to growth in South African investment on the continent. However, despite being the largest financial centre on the continent, South Africa’s capital markets have yet to play a significant role in channelling debt and equity capital to where it is needed for African infrastructure projects, direct investment and government finance. During 2004, a policy framework will be finalised to promote South Africa as a regional financial centre able to cater more fully to the needs of the African continent. It is envisaged that inward listings by African companies, institutions and governments should be encouraged through a special allowance for institutional investors, allowing them to invest up to an additional 5 per cent of their total retail assets in African securities listed on the JSE or BESA.

Further details of exchange control reforms will be provided by the South African Reserve Bank.

Chapter 2: Economic policy and outlook

Current account

The current account deficit widened in 2003 after a small surplus in 2002, as a result of a narrower trade surplus and a largely unchanged deficit on the services account. The deficit on the current account is expected to remain around 1 per cent of GDP in 2003, increasing to between 1 and 2 per cent of GDP in 2004 and 2005.	Modest current account deficit in 2003

Exports

Despite steady growth in world trade of 3 per cent, lower rand prices for domestically-produced exports, coupled with an uncertain global economic environment in the first half of 2003, contributed to exports falling by an estimated 2,4 per cent in 2003. Work undertaken at the National Treasury indicates that real exports expand by around 1,8 per cent when real GDP in the G7 countries expands by 1 per cent. In 2004, higher commodity prices, a more competitive exchange rate and stronger economic activity in the US, Japan and China should support export growth of around 5 per cent.	Exports decline 2,4 per cent in 2003

Figure 2.4 Goods exports and imports

Between 1994 and 2002, merchandise exports (including gold) grew at an annual average rate of 6,1 per cent relative to 5,5 per cent in the preceding decade. Over the period, trade has continued to assume greater significance in the economy, with merchandise exports (including gold) increasing from 23 per cent of GDP in 1984 to 29 per cent in 2002. Further, openness, which is measured as total trade in goods and services as a proportion of GDP, is currently above 60 per cent.	Strong export growth between 1994 and 2002

According to Reserve Bank data, the structure of South African exports has also shifted, with exports of manufactures now comprising 38 per cent of total exports compared to 25 per cent in 1994. Exports of manufactures are dominated by semi manufactures, which include some mining and automotive products.	Changing structure of exports

2004 Budget Review

Table 2.2 Exports by commodity

	Value 2003	% change	% share of total
Products	R million	on 2002	1994	2003

Precious metals[1]	74 624	22%	37,6%	27,3%
Base metals	43 430	3%	13,3%	15,9%
Mineral products	33 831	-21%	11,1%	12,4%
Vehicles and parts	25 103	-8%	2,7%	9,2%
Machinery and electrical	24 037	-13%	3,1%	8,8%
Chemicals	15 731	-20%	5,1%	5,8%
Vegetable products	9 723	-6%	4,7%	3,6%
Foodstuffs	10 960	-9%	2,9%	4,0%
Other	35 863	0%	19,5%	13,1%

Total	273 302	-13%	100,0%	100,0%

1.	The share of precious metals is understated in 1994 because SARS only began to publish platinum group metals exports in 2003. Exports of PGM were included as ‘unclassified’. It is estimated that PGM exports were 6,6 per cent of total which makes the share of precious metals in the total in 1994 equal to 44,2 per cent.

Vehicle exports expand strongly since 1998	Figure 2.5 shows that exports of vehicles and components have expanded strongly since 1998. The rapid expansion of automotive exports in recent years has been accomplished on the back of the Motor Industry Development Programme. Although exports have risen, the trade deficit in this industry remained large at R7,3 billion in 2002, indicating the extent to which the local vehicle manufacturing remains dependent on imported components.

Figure 2.5 Vehicle and components exports and imports[1]

Imports

Imports expand 8,3 per cent in 2003	On the back of robust domestic demand, the firm currency and rising oil volumes, imports grew strongly in 2003, recording 8,3 per cent growth compared with more modest growth of 3,1 per cent in 2002. Since 1994, imports have grown at an annual average rate of 6,7 per cent compared to 3,6 per cent in the period 1984 to 1993.

[1] The above figure includes three major automotive export products namely catalytic converters, leather seat covers and tyres, which are not regarded as automotive products under the Standard International Trade Classification.

Chapter 2: Economic policy and outlook

National Treasury econometric work shows that when gross domestic expenditure expands by 1 per cent, import demand will expand by around 1,8 per cent.

About 93 per cent of merchandise imports originate from three regions. Europe accounts for 45,3 per cent of total imports, Asia for 34,6 per cent while imports from North and South America comprise 14,1 per cent of the total.	93 per cent of imports from Europe, Asia and the Americas

Table 2.3 Imports by commodity

	Value 2003	% change	% share of total
Products	R million	on 2002	1994	2003

Machinery and electrical	70 490	-7%	32,9%	27,5%
Vehicles and parts	29 520	16%	14,8%	11,5%
Chemicals	25 912	-15%	10,9%	10,1%
Mineral products	32 819	-9%	6,9%	12,8%
Base metals	10 756	-6%	4,4%	4,2%
Plastics	10 056	-12%	4,2%	3,9%
Optical and photographic	9 098	-14%	4,3%	3,5%
Other	68 100	0%	21,6%	26,5%

Total	256 751	-6%	100,0%	100,0%

Services and income account

The deficit on the services account was broadly unchanged in the first three quarters of 2003 relative to the same period in 2002. Despite growth in foreign traveller arrivals of 2,6 per cent between September 2002 and September 2003, receipts from tourism contracted by an estimated 7,9 per cent given the translation effects of the stronger rand.	Service account deficit continues in 2003

Trade in services accounts for about one-fifth of global trade while in South Africa it makes up approximately 14,5 per cent of total trade. The successful conclusion of current WTO negotiations under the General Agreement on Trade in Services would boost trade in services and enhance competition in this area. In South Africa, travel and transportation remain the two dominant service exports. In 2002, together they accounted for 83,7 per cent of total services receipts and 78,7 per cent of total services payments.	Trade in services gains in importance

Exchange rate developments

The exchange rate has recovered strongly from the weakness in late 2001. The rand gained against the weakening dollar through 2003 and also advanced against the currencies of South Africa’s major trading partners. Between 31 December 2002 and 31 December 2003, the nominal effective exchange rate of the rand appreciated by 16,2 per cent, following a 24,2 per cent appreciation in 2002. The real effective exchange rate rose by 19 per cent over the same period, following a 29,8 per cent appreciation in 2002, reaching levels last seen in June 1998.	Real exchange rate appreciates 19 per cent in 2003

2004 Budget Review

Currency averages almost 40 per cent stronger against US dollar in 2003	Figure 2.6 shows the percentage change in the annual average exchange rate since 1984. This graph clearly demonstrates the sustained strength of the currency in 2003, which is the first year since 1990 that the average exchange rate has appreciated in nominal terms against the US dollar, rising 39 per cent. This must be seen in the context of the overall weakness of the US dollar. After appreciating by over 11 per cent against the euro from the beginning of 1999 to the end of 2002, the US dollar has since weakened by around 16 per cent against the euro.

Currency likely to be more competitive in 2004	While the strength of the currency has been an important contributor to declining inflation and supported gross domestic expenditure, it has negatively affected South Africa’s increasingly export-oriented manufacturing sector. The foreign exchange market is likely to remain volatile, on a trade-weighted basis, though the currency is likely to retreat slightly from current levels over the course of 2004, improving the competitiveness of South African exports.

Figure 2.6 Percentage change in average annual value of the rand

Over 1/2 of exports invoiced in US dollar	A recent survey done for the National Treasury indicates that the US dollar is the most important currency for South African exports, with about 52 per cent of South Africa’s exports invoiced in US dollars. The rand, euro and British pound account for 25 per cent, 17 per cent and 6 per cent, respectively. These patterns reflect the fact that commodities make up 23 per cent of total exports, that some of the faster-growing export markets in Asia conduct most of their trade in US dollars and that the US dollar is the dominant currency in the international financial system.

Real output trends

Structure and output of the economy

Output growth slowed in the first three quarters of 2003 after the impressive 3,6 per cent growth for 2002. The primary and secondary sectors of the economy both contracted over this period, with steady growth in the tertiary sector bringing estimated output growth to a

Chapter 2: Economic policy and outlook

modest 1 per cent in the first three quarters over the same period in 2002. However, non-agricultural output appears to have strengthened in the last quarter and is set to gain impetus in 2004.

Continued momentum in the global recovery, further easing of real interest rates, rising commodity prices and a more competitive exchange rate will support growth in the non-agricultural sector over the medium term. Adverse weather conditions may, however, hamper agricultural output in the coming months, though good rains in the early part of 2004 may ameliorate this impact.	Economy to expand in medium term

Broader economic opportunity, employment creation and rising income levels all depend on the ability of the economy to maintain higher rates of economic growth. Against the backdrop of macroeconomic stability, diversified industrial production and trade patterns, deepening financial markets and improved public finances and delivery, from 1994 — 2003, economic growth averaged 2,8 per cent, compared with an average of 1 per cent a year from 1984 — 1993.	Investment and growth to support rising incomes

Work by the Bureau for Market Research2 finds an intricate set of linkages between the formal and informal sectors of the economy and that the informal sector accounted for around R32 billion of retail trade sales in 2003. More rapid economic growth in the medium term will contribute to further integration of the informal with the formal economy, broadening access to economic opportunity and employment.	Informal sector provides stable economic opportunity

Continued macroeconomic and fiscal strength, low and stable inflation and further strengthening of public sector administration provide a firm foundation for economic growth and social development in the years ahead. Increasing economic growth and opportunity will be underpinned by the following key initiatives:	Stronger growth in the years ahead

•	Expanding infrastructure investment and maintenance to support private-sector investment and technological development, creating capacity to meet economic opportunities.

•	Intensifying skills creation programmes to equip workers with skills to meet the challenges of the global economy, securing rising productivity and incomes.

•	Rolling out an anti-retroviral programme to complement the comprehensive approach to addressing the HIV and Aids challenge.

•	Strengthening trade links and liberalising exchange controls to open new opportunities for South African firms to diversify their production and sales.

•	Securing an efficient and effective regulatory environment for competition policy and the provision of energy, telecommunications and transport services.

[2] Bureau for Market Research. 2003. Size, Structure and Profile of the Informal Retail Sector in South Africa.

2004 Budget Review

•	Broadening the reach of poverty-alleviation and land reform programmes that are integrated with formal economic activity, underpinned by sound governance and monitoring arrangements.

The primary sector

In 2003, the primary sector contracted sharply, hampered by a particularly poor performance in the agricultural sector, as prices came under pressure and adverse weather conditions negatively affected output. The mining sector, with the exception of gold mining, returned a fairly strong performance, despite pressure on operating margins arising from the strength of the currency.

Agriculture

Agriculture contracts over the first three quarters	After declining 15,6 per cent and 3,1 per cent in the first and second quarters of 2003, field crop production was a further 1,6 per cent lower in the third quarter over the same periods in 2002.

Maize crop estimates revised down by 9 per cent	The outlook for the agricultural sector depends to a large extent on the severity of the drought. Preliminary estimates for the area devoted to maize crop production have already been revised downward by about 9 per cent. Further poor rainfall could see this revised even lower, which may spill over into livestock production later in the year. The impact of the drought is also reflected in the rising futures prices for agricultural commodities. Figure 2.7 shows that white maize futures have already reached import-parity pricing levels, although, at lower levels than those witnessed in 2002.

Figure 2.7 White maize futures prices

Land restitution and redistribution helps 700 000 households	The land restitution and redistribution programmes, supporting transformation in the agricultural sector, are gaining momentum. Since 1994, R2,5 billion has been devoted to the land reform process and almost 3 million hectares of land have been redistributed, benefiting about 700 000 households. The quality of the projects has also improved, with more land for conservation, forestry and eco-tourism being delivered to emerging agriculturalists following the

Chapter 2: Economic policy and outlook

introduction of the Land Reform and Agricultural Development (LRAD) programme in 2002. This will provide emerging farmers with financial support and agricultural support services, strengthening activity in this vital sector.

Table 2.4 Land redistribution since 1994

Programme	Hectares	%

Restitution	571 232	19,8%
Redistribution (pre-LRAD)	1 019 712	35,3%
Redistribution (post-LRAD)[1]	388 081	13,4%
State land	772 626	26,7%
Tenure reform	138 384	4,8%

Total	2 890 035	100,0%

1.	LRAD was introduced in 2002 to accelerate the land redistribution programme and provide farmer support programmes.
Source: Department of Land Affairs.

Mining

In 2003, total mining production expanded by 5,6 per cent, with non- gold mining production rising 9,4 per cent. Platinum production was up 14,3 per cent, diamond production increased by 18,4 per cent and chrome production rose by 16,1 per cent in the year. Production of copper and gold both declined over the period.	Mining production expands strongly in 2003

Figure 2.8 Mining production, annual percentage change
(4-quarter moving average)

Investment in new capacity remained strong over the course of 2003. In the third quarter alone, investment in the sector was 22 per cent higher than in the same quarter of 2002. In 2004, expansion projects in the platinum sector, in particular, will contribute to continued output growth. However, the Chamber of Mines has cautioned that if the current strength of the rand persists, several investment projects could be shelved.	Narrower margins lower investment outlook

2004 Budget Review

The secondary sector

The growth performance in the secondary sector was mixed in 2003. Manufacturing experienced a very difficult year, in contrast to the construction sector, which returned a strong performance. Going into 2004, a modest recovery is anticipated in manufacturing, while construction should continue to benefit from lower interest rates and infrastructure development projects.

Manufacturing

Weak manufacturing performance in 2003	The manufacturing sector came under considerable pressure in 2003, with output contracting by 2,4 per cent. Combined with weaker than expected demand from South Africa’s major trading partners, the strength of the currency adversely affected external competitiveness and restrained output growth in the export- and import-competing sub-sectors. The slowdown was quite widespread, with particularly severe contraction in the basic chemicals subsector, and substantial volume declines in many other subsectors, as illustrated in figure 2.9.

Figure 2.9 Manufacturing sector growth, year on year percentage change

Manufacturing to expand into 2004	Despite the slowdown in 2003, manufacturing producers have continued to build capacity, buoyed by rising confidence and fiscal support measures. The strategic investment incentive has supported investment of R27,3 billion, which is scheduled for the coming years. Productivity improvements, rising margins and the acceleration of the global recovery will encourage growth in factory production in 2004.

Construction

Construction sector records robust growth	Over the first three quarters of 2003, the construction sector expanded at an average rate of 5,1 per cent. Rising disposable incomes and modest debt levels, together with falling interest rates underpinned growth in this sector, especially for new residential property and renovations. Over the medium term, the expansion in government infrastructure spending and the thrust from the expanded public works programme will give further impetus to this sector, as will the

Chapter 2: Economic policy and outlook

installation of facilities to support the industrial development zones, especially at Coega.

Stakeholders in the industry are preparing for a Summit under the auspices of Nedlac in early 2004. It is expected to produce an agreement providing certainty and stability for the sector, and set the foundation for broad transformation. Job creation, investment, capacity building, as well as black economic empowerment, are among the key issues for the Summit.	Sector Summit in 2004

The Summit will also consolidate many of the agreements of the Growth and Development Summit, particularly in the areas of labour intensive public works projects. Several public private partnership projects will bring innovative financing ideas to the funding of key infrastructure projects in an environment of sound corporate governance and accountability.

The tertiary sector

Growth in the tertiary sector was underpinned by firm growth in the commerce and communications subsectors, while the tourism-related sectors came under pressure over the course of 2003.

Financial services sector

The financial services sector continued to expand strongly, recording growth of 3 per cent in the first three quarters of 2003 over the same period in 2002, concentrated in the insurance and real estate subsectors. The implementation of the Financial Sector Charter will give impetus to the development role of this sector and includes the following major commitments:	Financial services sector expands 3 per cent

•	1/2 per cent of the sector’s post-tax operating profit will be directed to corporate social investment.

•	About R75 billion will be set aside to leverage empowerment financing, complementing initiatives aimed at staff development, refocusing procurement toward BEE-accredited companies and broadening access to finance for small business.

•	Up to 2008, every institution will invest a minimum of 0,2 per cent of post-tax operating profits in consumer education.

Tourism

After two years of exceptional growth during which South African tourism benefited from rising geopolitical uncertainty in many parts of the world, the sector came under pressure in 2003. Slower growth in tourist numbers and the stronger rand caused many companies to report falling revenues in 2003.	Tourism under pressure in 2003

In the years ahead, tourism will be supported by efforts to raise the number of flights available to tourists coming to South Africa, initiatives to maintain competitive pricing in the sector and a concerted marketing drive by South African Tourism. Transformation	Key initiatives to support tourism

2004 Budget Review

in the sector remains a priority, given impetus by the Department of Environmental Affairs and Tourism’s Tourism Transformation Strategy, which was endorsed by Cabinet in 2001.

Tourism central in socio- economic transformation	Tourism provides an important opportunity to realise synergies in economic growth, environmental conservation and poverty alleviation. Through the Tourism Enterprise Promotion Agency, more than 646 black-owned businesses have been supported and over 10 000 jobs created since the inception of the Agency in mid 2000. In addition, the poverty relief programme has funded R335 million worth of tourism-related projects, creating new employment and small business development opportunities.

Telecommunications

Growth in cellular communications underpins the sector	Growth in cellular communications remains the mainstay of growth in the telecommunications sub-sector. The introduction of the third cell phone operator and increased coverage by the industry has contributed to raising efficiency across all sectors of the economy.

Government policy to provide stability and broaden access	Over the past three years, Government has, through the Department of Communications, sought to put in place a policy and regulatory framework to provide a basis for future growth and development in this industry. Building on this framework, the Department is also able to drive programmes for transformation in the subsector and for providing access to the entire spectrum of communications across the country.

5 million new fixed lines installed by Telkom	Access to communications services has improved considerably over the past ten years, as Telkom has broadened its infrastructure, providing about 5 million fixed access lines. The successful initial public offer in 2003 has secured financial capital for further growth and enhancing efficiency of service provision. The cell-phone operators have been able to strengthen their position in the South African market, achieving a total of over 15 million customers over the past 10 years. From this solid base, South African companies are able to contribute to NEPAD initiatives, which seek to raise access to vital communication services across the continent.

Employment and remuneration

Employment and earnings trends

Unemployment remains key policy challenge	The March 2003 Labour Force Survey indicates that, while the economy continues to create jobs at a modest pace, finding jobs for the rapidly increasing economically active population remains a critical policy challenge. Between February 2002 and March 2003, employment rose from 11,4 million to 11,6 million, though at the same time the number of people looking for work rose from 16,1 million to 16,8 million. As a consequence, the unemployment rate reached 31,2 per cent in March 2003.

The employer-based Survey of Employment and Earnings confirms the difficulties experienced across many parts of the real economy during 2003, suggesting marginal employment declines, mainly in the

Chapter 2: Economic policy and outlook

manufacturing, electricity, construction and financial intermediation sectors.

Average real earnings expanded by 2,8 per cent in the first quarter of 2003 over the corresponding period in 2002. Labour productivity rose by 1,7 per cent in the first half of the year, bringing the increase in real unit labour costs to 1,6 per cent for the year to June.	Real unit labour costs up 1,6 per cent in first half of 2003

Table 2.5 indicates sectoral employment trends between 1995 and 2003, based on broadly comparable household surveys. While there are differences in detail and coverage between the surveys, these data indicate that over the past ten years, total employment has expanded at a pace broadly in line with the average rate of economic growth. The data also suggest an increase in the skills composition of formal employment, and some growth in informal sector activity over the period.	Finance and retail sectors lead way in job creation

Table 2.5 Employment trends per sector (thousands)

Sectors	1995[1]	2003[2]

Agriculture	1 238	1 347
Mining	449	499
Manufacturing	1 449	1 631
Electricity	86	81
Construction	448	570
Retail	1 678	2 177
Transport	482	550
Finance	594	1 021
Community and unspecified	3 022	3 153

Total	9 446	11 029

Sources:
1.	“The South African Labour Market: Selected time based social and international comparison”, Stats SA, 2002.
2.	Labour Force Survey, September 2003.

Table 2.6 sets out the annual changes in real earnings per sector for 1995 — 2001. Between 1995 and 2002, average wages grew by an annual average of 2,6 per cent in the private sector, with the transport sector expanding at the fastest pace of 7,6 per cent. The retail sector notwithstanding, the public sector has led the market towards wage moderation, in line with government’s commitment to low and stable inflation.	Real earnings expand 2,6 per cent on average since 1995

Against the backdrop of moderate expansion in the economy and slower job growth, the intensification of skills utilisation in the economy has contributed to labour productivity expanding rapidly over the period 1995 to 2002. According to the World Competitiveness Report, in 2003 South Africa ranked 42 out 102 countries, being the third most productive economy in Africa, behind Botswana and Tunisia.	Rapid productivity growth moderates labour costs

2004 Budget Review

Improving labour market data

Statistics South Africa has two surveys that record employment trends and labour market dynamics. The Labour Force Survey (LFS), a household survey with a sample size of 30 000 households, records various labour market indicators, such as the labour market participation rate, as well as employment and unemployment rates. Due to its nature, it is able to capture the informal, formal and agricultural sectors of the economy. However, since the LFS was introduced in 2000 and is not entirely comparable to the October Household Surveys that preceded it, it has too few data points to give a clear picture of labour market trends. There are also methodological difficulties in accurately and consistently capturing informal sector employment dynamics.

The second survey is the Survey of Employment and Earnings (SEE), which concentrates only on formal employment. Statistics South Africa revised the sample of the SEE in September 2002. The old sample excluded important sectors such as the telecommunications and financial services sectors. The new sample, which is based on the new business sample frame that has been developed from the SARS VAT register, includes all sectors except the agricultural and informal sectors. Statistics South Africa is intending to continue to improve the sample and the final sample is expected to include small businesses that are not registered for VAT. This will give improved estimates of formal employment, as research suggests that small businesses make an important contribution to employment creation. This extension of the sample in 2002 resulted in an increase in survey coverage of approximately 1,8 million employed persons.

Table 2.6 Annual changes in real remuneration per sector

	1995	1996	1997	1998	1999	2000	2001	2002	Average

Mining	5,1	5,8	5,3	14,2	5,5	7,3	7,2	0,6	6,4
Manufacturing	1,1	-3,4	1,8	7,6	3,0	1,4	3,6	3,8	2,4
Electricity	6,2	13,9	1,7	-3,3	1,9	-0,6	-5,6	18,0	4,0
Construction	3,8	6,0	3,4	13,8	16,5	2,0	0,4	1,5	5,9
Retail	0,4	0,4	0,3	-4,3	-5,8	0,8	-1,1	6,4	-0,4
Transport	5,9	6,1	2,6	16,5	2,0	7,8	11,8	8,1	7,6
Finance	3,3	-0,5	4,8	7,5	14,5	10,5	5,9	11,5	7,2
Private	1,0	2,0	2,0	9,1	3,1	1,7	1,6	2,1	2,8
Public	4,2	1,2	3,5	3,3	-1,4	2,0	2,5	1,3	2,1

Total	1,5	2,2	2,6	7,5	1,6	1,6	1,8	1,9	2,6

Headline CPI	8,7	7,4	8,6	6,9	5,2	5,3	5,7	9,2	5,9

Policy focuses on raising skills and access	The Labour Force Survey suggests that 73 per cent of the unemployed are below the age of 35 and that 89 per cent have no formal training. More rapid economic growth in the years ahead will provide impetus to job creation, productivity improvements and rising standards of living. Reforms to the education and training systems, as reflected in the 3 per cent a year growth in higher education enrolment since 2000, raise the capacity of potential jobseekers. Other measures, such as the expanded public works programme and the National Youth Service Programme, provide short-term employment and practical experience, which facilitate entry into the formal labour market.

Consumption expenditure

Household consumption

Steady growth in household consumption	Household consumption expenditure continues to perform well, reflecting the strong exchange rate, buoyant consumer confidence and supportive fiscal and monetary policy. Measured over four quarters, households increased their real consumption by 2,9 per cent in the

Chapter 2: Economic policy and outlook

third quarter of 2003, following growth of 2,8 per cent and 2,7 per cent in the first two quarters. More recent monthly indicators suggest that this strength continued into the fourth quarter, with total retail sales expanding by 9,5 per cent in November 2003 over November 2002.

The strongest gains were recorded for durable goods — consumption in this category rose 4,7 per cent in the third quarter of 2003 over the same period in 2002. The other categories of domestic consumption also reflected buoyant domestic demand, with consumption of semi-durable items rising 3,9 per cent and consumption of services rising 3,7 per cent. In the same period, the remaining category — non- durables — showed slightly slower growth of 1,5 per cent.	Durable goods consumption up strongly

Figure 2.10 Contributions of components to growth of household consumption expenditure

Over the past ten years, growth in household consumption expenditure has remained consistently positive, in marked contrast to the volatility experienced in the preceding decade. Since 1994, household consumption expenditure rose by 3,3 per cent a year on average, in contrast with the 1,6 per cent average over the period 1984 to 1993. A study released last year[3] indicates that, since 1993, black South Africans have recorded the strongest gains in consumption — an average of 4,7 per cent a year.	Broadening consumer base underpins growth

Government consumption

Falling debt service costs and improved revenue collection have allowed the fiscus to contribute meaningfully and in a sustainable manner to growth and development. In 2003, government consumption expenditure continued to support economic activity. Real growth in consumption expenditure by general government is projected to be 3,9 per cent for the year, rising to 4,1 per cent in 2006.	Government consumption up 3,9 per cent

[3] Total Household Expenditure by Province, Population Group and Product: 2003, Bureau for Market Research, UNISA.

2004 Budget Review

This growth is dominated by increases in non-wage consumption, reflecting Government’s commitment to service delivery.

Finance, saving and investment

Saving

Saving rate at around 16 per cent of GDP	The gross national saving rate fell by about a third over the past two decades. From 22,5 per cent of GDP in 1984, gross saving declined to 16,9 per cent in 1994 and further to 14,3 per cent in 2001, before recovering to around 16 per cent of GDP in 2003. Together with this general decline, there has been a change in the composition of saving. Government dissaving in gross terms has improved since 1994 and reverted to positive saving since 1999, while corporate and household saving have declined in a context of moderation in profit margins, improved revenue administration and strong growth in household consumption expenditure.

Stakeholders seek to broaden access to financial services	At the Financial Sector Summit in August 2002, stakeholders agreed to work together to identify strategies to raise the level of savings in South Africa, particularly among more vulnerable groups. The Financial Sector Charter commits the industry to extending financial services to 80 per cent of the population in the lowest income groups.

Multi-pronged approach to extending financial services	The private sector has put in place an inter-bank task team that is investigating business models for extending a range of financial services to those that currently do not have access. In addition, Government, through the Postbank, is developing strategies to improve financial education and to offer appropriate banking services to all South Africans. The National Treasury is also launching a retail bond on 24 May 2004 that will broaden the range of financial instruments through which households can channel their savings.

Investment trends

Real investment up 8,3 per cent in 2003	The strength of the rand and improving economic prospects underpinned strong growth in gross fixed capital formation in 2003. Overall, investment growth of 8,3 per cent is estimated for 2003 as a whole.

Private sector contributes most to investment growth	Figure 2.11 illustrates the contributions to total investment by the private sector, government and public corporations. In the first three quarters of 2003, total investment grew by 8,9 per cent over the first three quarters of 2002, with the private sector contributing 5,3 percentage points of this total growth. This was dominated by investment in the manufacturing sector, accounting for 21 per cent of the total investment. Further, investment in machinery and equipment expanded by 9 per cent in the first three quarters over the same period in 2002.

Chapter 2: Economic policy and outlook

Figure 2.11 Real investment by type of entity

Relatively low levels of interest rates, increased demand for exports and fiscal incentives such as the strategic investment incentive, accelerated depreciation and small business tax allowances, will support private sector investment going forward. Over the medium term, investment spending will remain robust and is projected to expand by an annual average of nearly 7 per cent.	Low interest rates and rising demand supports investment growth

Figure 2.12 Annual real growth in gross fixed capital formation

Figure 2.12 shows the annual growth rates for investment since 1984, using quarterly data, reflecting renewed confidence in the economy in the post-1994 period. Between 1984 and 1994, real investment contracted by an annual average rate of 2,9 per cent. Since 1994, the annual average growth rate has been 4,7 per cent, with investment expanding in 35 of the 40 quarters, only contracting with the sharp rise in real interest rates following the 1998 East Asian crisis. This investment growth has underpinned the longest upward phase of the business cycle in South African history.	Investment expands in 35 out of last 40 quarters

2004 Budget Review

Prices and money market developments

Inflation

CPIX inflation reaches 4,0 per cent in December 2003	Over the course of 2003, the rate of price inflation steadily declined. The target measure of inflation — CPIX — declined from a peak of 11,3 per cent in October 2002 to 4,0 per cent in December 2003, averaging 6,8 per cent for the year. Over the period, headline consumer inflation also declined from 11,6 per cent in January to a mere 0,3 per cent in December. Tighter monetary policy in 2002, stabilising food prices, the stronger rand and declining petrol costs all contributed to this improvement in the consumer inflation environment.

Producer prices fall 1,8 per cent in December 2003	The stronger currency, lower food prices and moderate capacity utilisation levels have contributed to the sharp moderation in prices at the producer level over the course of 2003. Measured over the year, producer prices contracted by 1,8 per cent in December 2003 with the imported component down 8,2 per cent over the 12-month period.

Figure 2.13 Annual producer and consumer inflation

Inflation moderates in post- 1994 period	Figure 2.13 illustrates the extent to which South Africa has been able to lower inflationary pressures in the economy since 1984. Between 1984 and 1993, headline consumer inflation averaged 14,3 per cent, falling to an average of 7,2 per cent between 1994 and 2003. Improved monetary policy management, moderate fiscal deficits, enhanced competition and the opening up of the economy to international trade have all contributed to this.

Inflation to remain in target range	The outlook for inflation over the medium term remains positive, with CPIX inflation expected to remain within the target range of 3 - 6 per cent in the context of the benign international inflation environment, greater openness of the economy and steady productivity improvements. Inflation expectations have moderated significantly in recent years and are now firmly within the inflation target range, as reflected in figure 2.14.

Chapter 2: Economic policy and outlook

Figure 2.14 Inflation expectations[4]

Two key sources of uncertainty for the inflation outlook are food prices and wage costs. The possible pressure of the drought on agricultural output is a key source of uncertainty in the medium term, with food prices likely to exert upward pressure on overall consumer prices. Rising wage costs could also contribute to inflationary pressures. Preliminary estimates suggest that the average level of wage settlement in the first nine months of last year was around 9 per cent.	Food and wages key sources of inflation uncertainty

The success in managing inflation is consolidated through the inflation-targeting framework. In the Medium Term Budget Policy Statement, the framework was modified, providing further certainty in this policy environment. The inflation target was amended to a continuous target of 3 - 6 per cent, which will remain the target range for the foreseeable future. Also an ‘explanation clause’ was introduced to provide for greater transparency in the conduct of monetary policy, especially in the context of possible shocks that affect the short-term inflation trends that are outside of the control of monetary policy.	Consolidating changes to inflation-targeting framework

Money supply

In line with the easing of inflationary pressure in the economy following the tightening of the monetary policy stance in 2002 and 2003, the pace of growth of broad money supply (M3) has fallen sharply since reaching a peak of over 20 per cent in May 2002. After falling to a 10-year low of 5,1 per cent in August 2003, the annual growth in broad money supply (M3) picked up again to 8,4 per cent in December 2003, reflecting accelerating economic activity in the second half of the year.	Money supply growth picks up after 10-year low

[4] Inflation expectations are estimated as the difference in yield between nominal government bonds and inflation-linked bonds of similar maturities. In figure 2.14, two series are constructed. The first is the difference in yield between the nominal R157 (2014/15/16) bond and the inflation-linked R189 (2013) bond. The second is the difference in yield between the nominal R186 (21 Dec — 2025/26/27) bond and the inflation-linked R197 (07 Dec — 2023) bond.

2004 Budget Review

Administered prices

As administered price comprise about 25 per cent of the CPIX inflation basket, changes in these prices can have a significant effect on the overall CPIX inflation rate. It is, therefore, imperative to ensure that the regulatory environment in which administered prices are determined is effective, as efficient pricing in these sectors is crucial for both economic growth and welfare.

The graph below is a construction of an ‘indicative administered price index’ based on data from Statistics South Africa. It indicates that over the last two years, administered prices have been growing at levels above the CPIX inflation rate. It should be noted that the preliminary index includes 28 components, including those directly controlled by government (eg assessment rates and motor vehicle licence fees) and those that are only indirectly influenced by public policy (eg electricity and telecommunications prices). Over the next year, the definition of administered prices and the administered prices index will be further refined.

In 2002, a study was commissioned on the efficacy of the regulatory processes governing administered prices. The study attributed some of the price increases in the administered pricing sector to monopolistic pricing practices and the lack or proper regulatory frameworks in certain industries. The report also highlighted the need to enhance regulatory governance and to improve the price-setting methodologies applied by the regulators. The National Treasury has had extensive interaction with the regulators in this regard, and will continue to do so.

Price increases allowed in 2003 suggest that regulators have been rigorous in their approach to achieving stable prices. The National Electricity Regulator allowed Eskom a price increase that is below the inflation target (2,4 per cent). The National Ports Authority has also proposed an increase within the inflation target for 2003 (3,3 per cent). These improvements in allowed price increases are not only due to the additional attention paid by utilities and regulators to the impact of administered prices on the whole economy, but also to the application of rigorous regulatory methodologies, improved understanding of the regulated entities and better planning.

Starting in 2004, the National Treasury will be leading a series of investigations into the cost structures and productivity levels of utilities and other administered prices sectors, and the extent to which these have an impact on final prices. This will be an extension of work already started to increase Government’s understanding of the key drivers of these prices, with a view to determining the most appropriate policy responses.

Strong growth in credit extension supporting strong consumer demand	Claims on the domestic private sector picked up strongly over the course of 2003, though the data are affected by changes to the accounting rules for banks. Falling interest rates, rising disposable income and the strength of the property market underpinned the growth in credit extension. The fastest-growing category was instalment sale agreements, in large part reflecting the strength of sales of motor vehicles and durable goods. The mortgage advances category also grew strongly over the year, rising 15,2 per cent in the 12 months to December 2003.

Chapter 2: Economic policy and outlook

Figure 2.15 Annual growth in money supply

Interest rates

Falling inflation and moderating inflation expectations have allowed the Reserve Bank to lower interest rates. Since June 2003, the repo rate has been reduced by 550 basis points from 13,5 per cent to 8 per cent. In an open economy, monetary conditions are affected by both real interest rates and deviations of the real effective exchange rate from its long-term equilibrium. In 2001, the depreciation in the real effective exchange rate contributed to a sharp loosening of monetary conditions in the economy. This was reversed in 2002, as the exchange rate recovered and interest rates were increased. The relaxation of interest rates in 2003 has helped to ease monetary conditions, while the continued strengthening of the currency has contributed to the marked moderation of price trends.	550 basis point reduction in repo rate

Over the past year, the Reserve Bank’s liquidity management activities have been supported by a number of factors that assisted in draining liquidity from the money market, including the R11,2 billion profit realised on outstanding forward foreign exchange contracts, coupon payments from government and changes to the statutory reserve requirements of commercial banks. A significant shift in liquidity management policy is reflected in the fact that the outstanding balance of foreign currency swaps (Special Money Market Swaps) was reduced to zero in November 2003. The Reserve Bank has also raised the utilisation of its portfolio of Government bonds and its own debentures for managing liquidity.	Improved monetary management

Domestic outlook

GDP growth of 2,9 per cent is forecast for 2004, rising to 3,6 per cent and 4,0 per cent in 2005 and 2006 respectively. Overall, growth will be underpinned by strong domestic demand, an expansionary fiscal stance and an improvement in the trade balance.	Growth rising to 3,6 and 4 per cent in 2005 and 2006

2004 Budget Review

Rising disposable income supports household consumption growth	Final consumption spending by households will continue to be strong, rising 3,4 per cent in 2004. Consumption expenditure will benefit from growth in real disposable income and the lagged effect of the 550 basis point reduction in the repo rate over the course of 2003. Over the medium-term, it is expected that household consumption will rise by 3,4 per cent in 2005 and 3,8 per cent in 2006.

Investment remains key driver of growth	Investment spending will remain exceptionally robust, as firms and state-owned entities continue to expand capacity. It is expected that investment will rise by 6,6 per cent in 2004. This strength should continue over the medium-term, with growth in capital formation projected at 6,9 per cent in 2005 and 7,3 per cent in 2006, in anticipation of continued strong global and domestic demand.

Government continues to step up real spending growth	Growth in government consumption is projected to be 3,0 per cent in 2003, reflecting the expansionary fiscal stance, as government continues to support economic growth and steps up delivery of key social services. Government consumption will expand in real terms by 3,5 per cent in 2005 and a further 4,1 per cent in 2006.

Exports to grow 5,1 per cent in 2004 on the back of global recovery	All indications are that the world economy will post a strong recovery over the medium-term, lifting exports by 5,1 per cent in 2004. The sustained expansion in global growth in 2005 and 2006 will underpin further expansion of exports by 6,2 per cent in 2005 and by 6,7 per cent in 2006.

Imports up 8 per cent in 2004	Imports are projected to grow by 8,0 per cent in 2004, at 5,9 per cent in 2005 and 6,3 per cent in 2006. This reflects the anticipated strength in household demand, as well as investment growth.

Current account deficit widens, but remains sustainable	The current account deficit widened during the course of 2003. It is expected that it will continue to increase over the medium-term, reflecting the robust demand for imports on the back of higher growth and a moderate pick-up in export performance. A deficit of 1,3 per cent of GDP is expected in 2004. The deficit has been tempered to some extent by the improvement in terms of trade as a result of rising commodity prices. Over the medium-term, South Africa is expected to continue to be a net importer on the income and services account.

CPIX within inflation target over forecast period	The appreciation of the currency and interest rate policy, supported by the moderation of food prices, have contributed to CPIX inflation falling within the target band in September 2003. It is expected that CPIX inflation will remain comfortably inside the targeted 3 to 6 per cent range over the period ahead. The CPIX inflation rate is projected to be 4,8 per cent in 2004. Base effects should see the rate rise marginally to 5,6 per cent and 5,0 per cent in 2005 and 2006, respectively.

Chapter 2: Economic policy and outlook

Table 2.7 Macroeconomic projections, 2003 – 2006

		2001		2003		2005
Calendar year	2000	Actual	2002	Estimate	2004	Forecast	2006

Percentage change unless otherwise indicated
Final household consumption	3,5	3,2	3,2	2,9	3,4	3,4	3,8
Final government consumption	3,1	3,2	3,7	3,9	3,0	3,5	4,1
Gross fixed capital formation	1,6	2,1	6,1	8,3	6,6	6,9	7,3
Gross domestic expenditure	3,1	2,2	4,8	4,4	3,5	3,5	3,9
Exports	8,4	2,5	-1,4	-2,4	5,1	6,2	6,7
Imports	7,1	0,3	3,1	8,2	8,0	5,9	6,3
Real GDP growth	3,5	2,7	3,6	1,9	2,9	3,6	4,0

GDP deflator	7,2	7,8	10,1	5,7	4,8	5,9	5,1
GDP at current prices (R billion)	888,5	983,5	1 120,9	1 206,9	1 300,9	1 426,1	1 558,4

CPIX (Metropolitan and urban, average for year)	7,8	6,6	9,3	6,8	4,8	5,6	5,0
Current account balance (percentage of GDP)	-0,4	-0,3	0,3	-0,8	-1,3	-1,8	-2,1

Table 2.8 Macroeconomic projections, 2003/04 – 2006/07

			2003/04		2004/05		2005/06
Fiscal year	2001/02	2002/03	2003		2003		2003
R billion	Actual		Budget	Revised	Budget	Revised	Budget	Revised	2006/07

GDP at current prices	1 010,9	1 149,9	1 234,6	1 223,2	1 344,3	1 331,8	1 466,6	1 455,6	1 592,5
Real GDP growth	2,6%	3,4%	3,4%	1,6%	3,8%	3,3%	4,0%	3,6%	4,0%
GDP inflation	7,8%	10,0%	6,6%	4,7%	4,9%	5,4%	4,9%	5,5%	5,2%
CPIX (Metropolitan and urban)	6,6%	9,8%	6,1%	5,4%	5,1%	5,2%	5,1%	5,5%	4,9%

Table 2.9 Selected economic data, annual average growth rates (unless otherwise indicated)

	1970–79	1980–93	1994–2003

GDP growth	3,3	1,4	2,8
CPI inflation	9,9	14,2	7,2
Current account balance (Percentage of GDP)	-2,4	0,9	-0,8
Financial account balance plus unrecorded transactions (Percentage of GDP)	1,7	-0,9	2,1
Final household consumption	3,7	2,6	3,3
Percentage of GDP	57,2	57,7	62,4
Final government consumption	5,4	3,5	1,3
Percentage of GDP	14,2	18,1	19,0
Gross fixed capital formation	4,7	-0,6	4,7
Percentage of GDP	26,4	21,2	15,6
Gross domestic expenditure	3,6	1,7	3,1
Percentage of GDP	98,6	95,2	97,9
Exports	1,2	1,7	4,0
Percentage of GDP	27,6	26,9	26,5
Imports	1,5	2,6	5,8
Percentage of GDP	26,1	22,1	24,5
GDP inflation	11,5	15,5	8,0

2004 Budget Review

GDP revisions

Prior to June 1999, Stats SA only compiled quarterly national accounts and the annual estimates of GDP were derived as the sum of the GDP for the four quarters of the specific year. Stats SA implemented the 1993 System of National Accounts (SNA) in June 1999 in conjunction with the revision, benchmarking and re-basing (to 1995 levels) of the national accounts.

With the implementation of the 1993 SNA, Stats SA for the first time compiled and introduced independent annual national accounts estimates for the period 1993 to 1998 which were published in June 1999. At that stage, Stats SA stated that, for then on independent annual national accounts estimates would be compiled for the latest two years and be published in November of each year. The purpose of independent annual estimates is to benchmark the level of GDP estimates for the specific year by incorporating new data that were not available when the quarterly estimates were compiled. The annual revision of GDP estimates through the independently compiled national accounts should be seen as part of the periodic benchmarking process, as it assists in smoothing the effect of changing the level-estimates of GDP periodically. According to the revision policy of Stats SA regarding the compilation of National Accounts for South Africa, annual and quarterly national accounts estimates are revised annually when independent annual national accounts estimates for the latest two years and the latest ten quarters are compiled using more comprehensive economic and socio-economic information, e.g. annual reports and financial statements of enterprises and results of household surveys, which became available since the previous independent annual estimates were published. These sources are generally speaking, more reliable than the sources used for the quarterly estimates. Therefore, revisions made to the annual value added of an industry, impact on the quarterly value added of an industry of that year, as well as value added estimates of the following quarters for that specific industry.

	2000			2001			2002
	First	Revised	Difference	First	Revised	Difference	First	Revised	Difference
	estimate	(Dec03)		estimate	(Dec03)		estimate	(Dec03)
R million	(Mar01)			(Mar01)			(Mar01)

Real GDP
Level	618 666	624 485	5 819	638 010	641 243	3 233	661 147	664 075	2 928
% growth	3,1	3,5	0,4	2,2	2,7	0,5	3,0	3,6	0,6

Nominal GDP
Level	873 637	888 454	14 817	975 196	983 450	8 254	1 098 714	1 120 895	22 181
% growth	9,8	11,0	1,1	9,8	10,7	0,8	11,8	14,0	2,2

The previously published annual estimates for 2002 have been revised as a result of independently compiled annual national accounts, using additional information sources, which became available containing more comprehensive information. The revised growth rate in real GDP at market prices for 2002 is 3,6 per cent compared to the previous estimate of 3,0 per cent. The main contributors to the higher real economic growth rate of 3,6 per cent are the manufacturing (1,0 of a percentage point), transport and communication (0,7 of a percentage point), finance, real estate and business services (0,7 of a percentage point), and wholesale and retail trade; hotels and restaurants (0,4 of a percentage point) industries. The revised percentage changes in the value added by these industries are 5,3 percent, 6,7 per cent, 3,8 per cent and 2,8 per cent respectively, compared to the previous estimates of 4,0 per cent, 6,2 per cent, 3,7 per cent and 2,5 per cent respectively. These upward revisions were mainly due to new information received with regard to manufacturing, financial, communications and trade activities.

3

Fiscal policy and the budget framework

Since 2001, an expansionary fiscal stance has contributed towards economic growth, rising investment expenditure and progressive improvements in public service delivery. Over the next three years, sound fiscal management and reinforcement of key spending priorities will give further impetus to economic growth and social development.

Successful fiscal reforms of the past decade allow for strong growth in spending, with a rising share going towards infrastructure and economic and social services while maintaining a broadly stable tax burden. The 2004 Budget contains these key features:

•	Real growth in non-interest spending of 6,5 per cent in 2004/05, averaging 4,8 per cent a year over the MTEF period

•	Main budget deficit of 3,1 per cent of GDP in 2004/05, falling to 3,0 per cent in 2005/06 and to 2,8 per cent in 2006/07

•	Broadly stable tax burden below 25 per cent of GDP

•	Debt service costs declining from 3,9 per cent of GDP in 2003/04 to 3,6 per cent by the end of the forecast period

•	Rising real investment expenditure by general government, complemented by several capital investment initiatives by public corporations

•	Provision for additional spending on services of R44,5 billion over the next three years over the 2003 Budget baseline estimates.

Overview of fiscal policy since 1994

South Africa’s fiscal policy and management of the public finances has seen dramatic changes over the past decade. In the early 1990s, the reconstruction and development priorities of the democratic Government had to be incorporated into policies and spending programmes, against the background of economic decline and an unsustainable fiscal position. By the end of the decade, steady economic growth and a consolidation of the public finances had been achieved, laying the foundations for stronger growth and development.

Over the last ten years, three phases in public finance reform can be outlined:

2004 Budget Review

•	During 1994 to 1996, economic recovery began, Government’s Reconstruction and Development Programme was phased into departmental plans and budgets, and a comprehensive reprioritisation of public expenditure was undertaken. The new Constitutional order and its fiscal and financial institutions took shape. The average budget deficit stood at an 4,7 per cent and government debt was approaching 50 per cent of GDP.

•	A period of fiscal consolidation from 1997 to 2000 saw the introduction of medium term expenditure planning, the Public Finance Management Act, a strong focus on improved management of the public finances, increasing transparency and accountability, and substantial investment in tax reform and revenue administration capacity. The budget deficit declined to 2,5 per cent of GDP, public debt began to fall relative to GDP and average borrowing costs fell sharply. Fiscal and monetary policies converged to reduce and stabilise inflation.

•	From 2001, a more expansionary fiscal stance has been adopted. Against the background of much improved fiscal management and the declining relative burden of debt service costs, both tax relief and an acceleration in public expenditure have contributed to strengthening the momentum of economic growth.

Fiscal policy successes allow for response to economic cycle	Successful fiscal consolidation, improved debt management and enhanced public sector spending capacity all contribute to the current growth-oriented fiscal stance, in part offsetting the impact of a disappointing international environment on the economy. The widening of the deficit in the past two years at a time when global demand was weak has cushioned the economy and contributed to sustaining domestic demand and rising investment.

Deficit of 3,1 per cent in 2004/05, narrowing to 2,8 per cent in 2006/07	The 2004 Budget framework provides for strong real growth in public spending, averaging 4,8 per cent a year over the next three years, a stable tax burden and declining debt service costs. The main budget deficit is projected to be 3,1 per cent of GDP in 2004/05, declining to 2,8 per cent by 2006/07.

Fiscal policy: goals, trends and targets

Government’s fiscal record is reflected in lower public borrowing and debt, lower interest payments, a stable tax burden, a decline in government dissavings, a moderation in consumption expenditure and a recovery in fixed investment spending, all relative to GDP.

Gross fixed capital formation is set to grow by 6 per cent up to 2006	Capital spending by both general government and public enterprises declined between 1998 and 2001. In 2002 and 2003, growth in gross fixed capital formation by both general government and public enterprises signals a welcome turnaround. This is expected to continue as infrastructure budgets rise and capacity to deliver on projects improve. Investment spending by both general government and public corporations is estimated to grow by 6 per cent in real terms up to 2006.

Chapter 3: Fiscal Policy and the budget framework

Table 3.1 Fiscal trends and projections

	1998	1999	2000	2001	2002	20031	2006
						Actual	Target

Gross fixed capital formation (percentage real growth)
general government	-4,4	-9,6	-6,2	-0,7	2,0	4,0	6,0
public corporations	52,8	-29,1	-19,9	-4,0	8,1	15,3	6,1

Percentage of GDP
Government consumption expenditure	19,0	18,7	18,7	18,9	18,7	19,0	19,2
wages	14,0	13,6	13,1	12,7	11,9	11,9	11,4
non-wage	5,0	5,1	5,7	6,2	6,7	7,1	7,8
General government savings	-2,8	-1,9	-2,0	-0,6	-0,4	-0,9	-0,3
General government tax revenue	26,9	27,1	26,3	27,3	26,8	26,9	26,5
Interest on public debt	6,4	6,2	5,8	5,4	4,9	4,7	4,2

	1998/99	1999/00	2000/01	2001/02	2002/03	2003/04	2006/07

Public sector borrowing requirement	3,5	0,9	1,8	0,9	0,6	2,8	2,7
National government
Main budget deficit	2,3	2,0	2,0	1,4	1,1	2,6	2,8
Total net loan debt	47,6	45,7	43,4	42,1	36,3	36,8	39,0

1. Based on actual data for first nine months of 2003.

The calendar year fiscal indicators reported above are accrual-based national accounts estimates and take into account the full general government sector, including extra-budgetary agencies and municipalities. This accounts for differences with the cash-based budget estimates set out elsewhere in the Budget Review.

Government consumption expenditure as a percentage of GDP averaged 19,2 per cent between 1992 and 2003. Government’s wage bill peaked at 14,1 per cent in 1997, falling below 12 per cent from 2002. Non-wage expenditure peaked at 7,3 per cent in 1992, falling to 5 per cent in 1998, before recovering to 7,1 per cent in the first nine months of 2003. Wages and non-wage expenditure are forecast to be 11,4 per cent and 7,8 per cent of GDP in 2006.	Government consumption spending remains below 20 per cent

General government dissaving, which measures the extent to which government channels domestic savings to finance its recurrent expenditure, improved markedly from 7,3 per cent of GDP in 1992 to 0,4 per cent in 2002. In 2003, Government’s dissaving rose to 0,9 per cent of GDP as the revenue performance weakened. This is expected to reverse once the budget deficit declines and infrastructure spending improves. Government aims to eliminate dissaving in the period ahead.	Government dissaving reaches 0,4 per cent in 2002

The overall tax burden on the economy, or the general government tax-to-GDP ratio increased from 23,3 per cent of GDP in 1992 to 27,3 per cent in 2001. This was a result of base-broadening effects of tax policy and greater efficiency in collection rather than increases in income tax rates. Robust tax performance has made large reductions in personal income tax since 2001 possible.

After a rapid increase in net loan debt from 36,8 per cent of GDP in 1992/93 to 48,1 per cent of GDP in 1996/97, it has steadily declined to 36,8 per cent of GDP in 2003/04. This represents a significant and improved overall fiscal position and has contributed to lower interest rates in the South African capital market.	Net loan debt 36,7 per cent of GDP in 2003/04

2004 Budget Review

As a result of lower debt levels, interest on total public debt has fallen from its peak of 6,4 per cent of GDP in 1998 to 4,7 per cent of GDP in 2003, releasing resources for expenditure on public services.

The budget framework

The Budget Framework presents Government revenue and expenditure at various levels of aggregation (after netting out intergovernmental transfers), each providing different insights into the nature of fiscal spending.

•	The main budget, set out in table 3.2, consists of the receipts of the National Revenue Fund, and expenditure either voted by Parliament or allocated by statutory appropriation. South Africa’s ‘budget deficit’ is the difference between revenue and expenditure on the main budget.

•	The consolidated national budget, set out in table 3.5, represents the extent of expenditure that falls within the national sphere. It adds receipts and expenditure of the RDP Fund, those generated through foreign technical cooperation (table 3.6), and social security funds (table 3.7) to the main budget.

Fiscal reform and the budget deficit

Following a steep rise in the budget deficit in the early 1990s, in a period of fragmentation in the public finances, South Africa has undertaken a comprehensive programme of budget reform. Consolidation of budgets and creation of a transparent intergovernmental fiscal system contributed to coherence in the expenditure planning process. Through major legislative and regulatory reforms, the tax system was overhauled. Measures to boost efficiency were taken as expenditure was redirected towards productive spending. Increased accountability and transparency were enhanced through the Public Finance Management Act. In the longer term, the benefits of these reforms are to be found in better quality of spending plans and management of services. Declines in the budget deficit, particularly after 1996, have also brought wider economic benefits:

•	Lower inflation as a result of improved monetary and fiscal policy coordination (see figure below)

•	Lower interest rates, reducing the costs of borrowing and encouraging business investment

•	Lower debt service costs for Government, freeing up resources for spending on services

•	Capital market deepening, reflected in the increased issuance of bonds by public and private sector corporations

•	In recognition of macroeconomic stability, improved international credit ratings.

In South Africa’s case, high deficits and the unsustainability of the public debt trend held back economic growth in the early 1990s. The growth performance has improved over the past decade, and the turnaround in the overall fiscal position has allowed a more expansionary fiscal stance to be adopted since 2001. Following 10 years of decline in the national budget deficit, the present MTEF period will see a moderate increase, contributing to strengthening economic performance and broadening public service delivery despite the slowdown in revenue associated with sluggish output growth in 2003.

Chapter 3: Fiscal Policy and the budget framework

•	The consolidated expenditure of the national and provincial governments (table 3.8) adds provincial expenditure and own revenue.

•	The consolidated general government account (table 3.9) represents the full extent of the revenue and expenditure of all levels of government. This is done by aggregating the revenue and expenditure of the main budget, the social security funds, the provinces, extra-budgetary institutions (including universities and technikons) and local authorities.

•	The public sector borrowing requirement (PSBR), set out in table 3.10, represents the amount of public sector spending that must be financed through the national savings pool. It is derived by balancing the expenditure and revenue of the consolidated general government, non-financial public enterprises (such as Eskom and Transnet), extraordinary expenditure items, and proceeds from the restructuring of state owned enterprises.

The main budget

The projected revenue of the National Revenue Fund and the allocation of available resources are summarised in table 3.2 below.

The total revenue of the National Revenue Fund is derived from taxes and other receipts, less payments to Namibia, Botswana, Swaziland, and Lesotho in terms of the Southern African Customs Union (SACU) Agreement.	Transfers to SACU partners revised upwards

Table 3.2 Main budget framework, 2000/01 - 2006/07

	2000/01	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07
		Outcome		Revised	Medium-term estimates
R million				estimate

Revenue (National Revenue Fund)
Tax revenue (gross)	220 334	252 298	282 210	303 318	333 694	364 449	398 608
Departmental & other receipts and repayments	3 654	4 169	4 558	6 704	6 590	7 023	7 342
Less: SACU payments	-8 396	-8 205	-8 259	-9 723	-13 328	-11 206	-11 948
Total revenue	215 592	248 262	278 508	300 300	326 956	360 266	394 002
Percentage of GDP	23,6%	24,6%	24,2%	24,6%	24,6%	24,7%	24,7%

Expenditure
State debt cost	46 321	47 581	46 808	47 326	50 432	53 986	57 945
Percentage of GDP	5,1%	4,7%	4,1%	3,9%	3,8%	3,7%	3,6%
Current payments[1]	41 066	47 464	52 601	58 224	64 519	68 922	74 171
Transfers and subsidies	144 061	163 876	188 059	221 685	246 179	271 527	291 969
Payments for capital assets[1]	2 486	3 983	4 061	4 451	5 274	6 219	6 973
Contingency reserve	–	–	–	–	2 500	4 000	8 000
Total expenditure	233 934	262 905	291 529	331 685	368 904	404 654	439 058
Percentage of GDP	25,6%	26,0%	25,4%	27,1%	27,7%	27,8%	27,6%

Deficit	-18 342	-14 642	-13 021	-31 385	-41 948	-44 388	-45 056
Percentage of GDP	-2,0%	-1,4%	-1,1%	-2,6%	-3,1%	-3,0%	-2,8%

Gross domestic product	914 634	1 010 921	1 149 890	1 223 198	1 331 796	1 455 626	1 592 571

1. Excludes conditional grants to provinces and local government, which are included in transfers and subsidies.

2004 Budget Review

South Africa’s fiscal evolution, 1990-2003

South Africa’ national budget reflects a healthy fiscal position, following a comprehensive consolidation of the public finances over the last decade. Key reforms have included phasing down of the budget deficit, improved control of off-budget liabilities, modernization of debt management, introduction of a medium term expenditure framework and improved coordination of intergovernmental finances. Sound fiscal and monetary policies form the backdrop to a more expansionary fiscal policy stance since 2001.

The figure below shows a steady decline in national government debt as a percentage of GDP since the mid-1990s, helping to reduce South Africa’s vulnerability to capital market instability, and allowing for the redirection of expenditure from debt service costs to meeting the country’s social, economic and developmental needs.

The conventional budget deficit—total revenue less total expenditure— fell steadily from 4,6 per cent of GDP in 1996/97 to a low of 1,4 per cent of GDP in 2001/02. It is expected to rise to 2,6 per cent of GDP in 2003/04.

The current budget balance, which measures current revenue less current expenditure, is lower than the conventional deficit. This implies that part of the deficit was incurred by expenditure on capital goods and services.

The primary balance is calculated as the difference between revenue and non-interest expenditure. The consolidation process that began in 1996/97 succeeded in reversing a period of fiscal imbalances as reflected in primary fiscal deficits. Since 1996/97, the national budget has recorded primary surpluses, reinforcing the overall fiscal position and contributing to a healthy platform for future growth and development.

Tax receipts are revised down this year	Gross tax revenue for 2003/04 and the years going forward is expected to be moderately lower than was published in the 2003 Budget. This is a result of suppressed economic conditions resulting mainly from the unfavourable international economic environment and the stronger currency. As a result, company taxes are lower, and, while the interest rate reductions have stimulated demand, increases in revenue from VAT have been insufficient to make up for the shortfall.

Increased allocations to SACU members	Transfers to our Southern African Customs Union partners rise sharply in 2004/05 to R13,3 billion or one per cent of GDP. However, due to the introduction of a new formula in 2005/06, these payments are expected to decline to R11,9 billion or 0,8 per cent of GDP in 2006/07.

Total revenue of 24,7 per cent of GDP	This results in total revenue for the National Revenue Fund of approximately R327 billion in 2004/05, rising to R394 billion in the

Chapter 3: Fiscal Policy and the budget framework

outer year. Total revenue is expected to remain stable over the course of the MTEF, at approximately 24,7 per cent of GDP.

Included in the main budget expenditure is a contingency reserve that allows for in-year allocations of funds towards unforeseen and unavoidable expenditure without altering the structure of the budget framework. The reserve also serves to cushion the fiscus against unanticipated events such as economic shocks or natural disasters. In preparing future budgets, part of the contingency reserve may be drawn down to accommodate new spending priorities.	Contingency reserve of R2,5 billion in 2004/05

The 2004 Budget provides for strong real growth in non-interest expenditure of 4,8 per cent per year over the MTEF period (including the contingency reserve). Given the effect of the current economic conditions on tax revenue, the increased expenditure will partly be financed through higher borrowing. The deficit increases to 3,1 per cent of GDP in 2004/05, declining over the medium term to 2,8 per cent of GDP by 2006/07.	Non-interest expenditure to grow by 4,8 per cent a year over the MTEF

Within the main budget MTEF, the following trends are evident:

•	Revenue as a percentage of GDP is broadly stable, indicating that the tax burden placed on the economy is not increasing

•	Debt service costs continue to decline as a percentage of GDP, resulting in increased resources for non-interest expenditure programmes

•	Non-interest expenditure continues to grow in real terms, providing a rising envelope of resources to meet the spending pressures facing the various spheres of government.	...to meet spending pressures of various spheres of Government

Revisions to 2002/03 and 2003/04 main budget estimates

Table 3.3 summarises the main budget outcome for 2002/03 and the revised estimates for 2003/04. These outcomes are discussed in more detail in chapters 4 and 6. Annexure B provides details of main revenue, expenditure and financing for these and earlier years.

Table 3.3 shows that robust revenue growth contributed to a reduction of the deficit in 2002/03. As the slowing global economy impacted on the profitability of resource-based exporters and revenue weakened, Government was able to maintain strong spending increases through higher borrowings and savings on debt service costs.

Total revenue for 2002/03 was R2,8 billion higher than was estimated in the 2003 Budget and R13,3 billion higher than the original 2002 Budget estimate, mainly a result of growth in company tax payments by commodity exporters following the depreciation of the rand. With the appreciation of the rand and, more importantly, poor global demand for South Africa’s exports, this situation reversed in 2003/04 and projections indicate that total revenue will be R4,2 billion lower than was published in the 2003 Budget Review.	Total revenue lower by R4,2 billion in 2004 Budget than estimated in 2003 Budget

2004 Budget Review

Table 3.3 Revised estimates of main budget revenue and expenditure, 2002/03 and 2003/04

		2002/03			2003/04		% change
	Budget	Outcome	Deviation	Budget	Revised	Deviation	2002/03–
R million	estimate			estimate	estimate		2003/04

Revenue
Direct taxes	159 175	168 801	9 626	182 039	176 410	-5 629	4,5%
Indirect taxes	109 331	113 408	4 077	127 986	126 908	-1 078	11,9%
Other revenue	4 970	4 558	-412	4 156	6 704	2 548	47,1%
Less: SACU payments	-8 259	-8 259	–	-9 723	-9 723	–	17,7%
Total revenue	265 217	278 508	13 291	304 459	300 300	-4 159	7,8%

State debt cost	47 503	46 808	-695	50 986	47 326	-3 660	1,1%
Current payments[1]	51 134	52 601	1 467	57 380	58 224	844	10,7%
Transfers and subsidies	182 400	188 059	5 659	218 431	221 685	3 254	17,9%
Payments for capital assets[1]	3 572	4 061	490	4 169	4 451	281	9,6%
Contingency reserve	3 300	–	-3 300	3 000	–	-3 000	0,0%
Total expenditure	287 909	291 529	3 620	333 965	331 685	-2 280	13,8%
Increase in non-interest allocated expenditure			7 615			4 380

Deficit	-22 692	-13 021	9 671	-29 506	-31 385	-1 879

1. Excludes conditional grants to provinces and local government, which are included in transfers and subsidies.

Non-interest spending R4,4 billion higher in 2003/04	Expenditure outturns for 2002/03 and 2003/04 were less than in the 2003 Budget Review estimates mainly due to lower debt service costs as a result of lower interest rates. Despite total expenditure coming in lower than previously estimated, non-interest expenditure is expected to be R4,4 billion higher in 2003/04 than the original allocations, accommodated in part by the budgeted contingency reserve of R3 billion. The deficit for 2002/03 is revised downwards and now represents 1,1 per cent of GDP, rising to 2,6 per cent of GDP in 2003/04.

Changes to main budget estimates since the 2003 Budget

The 2004 Budget updates estimates for 2004/05 and 2005/06 from the 2003 Budget, and adds projections for 2006/07, taking into account changes to the medium term macroeconomic outlook since the 2003 Budget, as set out in Chapter 2.

The main changes to the 2004/05 and 2005/06 estimates from the 2003 Budget are set out in table 3.4 and summarised below:

•	Revenue estimates are reduced in keeping with lower economic growth

•	Debt service costs are reduced, mainly because of lower interest rates and the stronger currency

•	Drawing in part on the contingency reserve, allocated non-interest spending increases by R44,5 billion over the MTEF period

•	The deficit rises to 3,1 per cent of GDP in 2004/05, before declining to 2,8 per cent of GDP in 2006/07.

Chapter 3: Fiscal Policy and the budget framework

Table 3.4 Main budget medium-term estimates, 2004/05 - 2006/07

		2004/05			2005/06		2006/07
	2003	2004	Change	2003	2004	Change	2004
	Forward	Budget	to	Forward	Budget	to	Budget
R million	Estimate		baseline	Estimate		baseline

Revenue
Direct taxes	200 557	193 968	-6 589	220 980	214 501	-6 479	231 984
Indirect taxes	137 489	139 725	2 236	147 740	149 948	2 208	166 624
Other revenue	4 494	6 590	2 096	4 850	7 023	2 173	7 342
Less: SACU payments	-11 585	-13 328	-1 743	-12 361	-11 206	1 155	-11 948
Total revenue	330 955	326 956	-3 999	361 209	360 266	-943	394 002
Percentage of GDP	24,6%	24,6%		24,6%	24,7%		24,7%

State debt cost	53 079	50 432	-2 647	55 070	53 986	-1 084	57 945
Current payments[1]	63 058	64 519	1 461	66 694	68 922	2 228	74 171
Transfers and subsidies	238 422	246 179	7 757	260 367	271 527	11 160	291 969
Payments for capital assets[1]	4 787	5 274	487	5 476	6 219	743	6 973
Contingency reserve	4 000	2 500	-1 500	8 000	4 000	-4 000	8 000
Total expenditure	363 345	368 904	5 559	395 606	404 654	9 047	439 058
Percentage of GDP	27,0%	27,7%		27,0%	27,8%		27,6%

Deficit	-32 390	-41 948	-9 558	-34 397	-44 388	-9 991	-45 056

1. Excludes conditional grants to provinces and local government, which are included in transfers and subsidies.

The consolidated national government budget

The consolidated national budget supplements the finances of the National Revenue Fund, set out above, with receipts and expenditure of the RDP Fund and those generated by foreign technical cooperation agreements, and the receipts and expenditure of the social security funds. The consolidated national budget is set out in table 3.5 below.

Due to the significant surpluses on the Unemployment Insurance Fund and Compensation Funds, the deficits of the consolidated national government budget are lower than those in the main budget, rising from 2,2 per cent of GDP in 2003/04, to 2,9 per cent in 2004/05, falling thereafter to 2,6 per cent in 2006/07. Further breakdowns of revenue and expenditure generated through international development cooperation agreements and the social security funds are set out in tables 3.6 and 3.7 respectively.	Deficit of consolidated national government budget to remain below 3 per cent

Foreign grants and technical assistance (or grants-in-kind) since 1994 total about R7 billion. At present, some 30 international framework co-operation agreements exist, estimated to have contributed R1,6 billion in 2003/04. Annual flows of about R1,5 billion are projected in support of various Government projects over the MTEF period. In addition to direct contributions, foreign support of the non-governmental development community has been substantial. Foreign technical assistance remains an important part of the Government’s and the non-governmental development community’s efforts to address the various social and developmental challenges facing South Africa.

2004 Budget Review

Table 3.5 Consolidated national budget framework, 2002/03 - 2006/07

	2002/03	2003/04		2004/05	2005/06	2006/07
R million	Outcome	Budget	Revised	Medium-term estimates

National Revenue Fund (main budget)
Revenue	278 508	304 459	300 300	326 956	360 266	394 002
Expenditure
State debt cost	46 808	50 986	47 326	50 432	53 986	57 945
Percentage of GDP	4,1%	4,1%	3,9%	3,8%	3,7%	3,6%
Contingency reserve	–	3 000	–	2 500	4 000	8 000
Allocated expenditure[1]	244 721	279 979	284 359	315 972	346 668	373 113
Total expenditure	291 529	333 965	331 685	368 904	404 654	439 058
Percentage increase	10,9%	14,4%	13,8%	11,2%	9,7%	8,5%
Deficit	-13 021	-29 506	-31 385	-41 948	-44 388	-45 056
Percentage of GDP	-1,1%	-2,4%	-2,6%	-3,1%	-3,0%	-2,8%

RDP Fund and foreign technical co-operation
Receipts and technical co-operation	1 743	1 500	1 584	1 500	1 500	1 500
Expenditure	1 906	1 300	1 012	1 300	1 300	1 300

Social security funds
Revenue	10 589	11 721	12 600	13 916	15 327	16 756
Expenditure	8 454	10 434	8 925	11 092	12 166	13 211

Consolidated national budget[2]
Revenue	290 504	317 414	314 468	342 356	377 076	412 240
Expenditure	301 553	345 433	341 606	381 280	418 102	453 551
Percentage of GDP	26,2%	28,0%	27,9%	28,6%	28,7%	28,5%
Percentage increase	11,2%	14,6%	13,3%	11,6%	9,7%	8,5%
Deficit	-11 049	-28 019	-27 138	-38 923	-41 027	-41 310
Percentage of GDP	-1,0%	-2,3%	-2,2%	-2,9%	-2,8%	-2,6%

Gross domestic product	1 149 890	1 234 600	1 223 198	1 331 796	1 455 626	1 592 571

1. Includes transfers to provinces and local government, the National Skills Fund and sectoral skills development funds.

2. Flows between funds are netted out.

The Policy Framework and Guidelines for the management of ODA is approved	In 2003, Cabinet approved a Policy Framework and Guidelines for the management of Official Development Assistance (ODA). This clarifies the policies, legislative provisions and relevant procedures, allowing departments to manage ODA within a coherent and well-documented framework. In addition to the Policy Framework, the Development Co-operation Information System, which is an internet based information system, has been developed to improve transparency, accountability, reporting and monitoring of ODA projects and strategies.

Table 3.6 RDP Fund grants and foreign technical co-operation, 2000/01 – 2006/07

	2000/01	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07
R million	Estimate				Medium-term estimates

RDP Fund
Receipts	641	923	1 143	984	900	900	900
Disbursements	504	726	1 306	412	700	700	700
Technical co-operation (in kind)	400	500	600	600	600	600	600

Total foreign assistance	1 041	1 423	1 743	1 584	1 500	1 500	1 500

Chapter 3: Fiscal Policy and the budget framework

Social security funds

South Africa’s primary social security benefits comprise the old age pension grants, the disability grants and the family-related and child support grants. These are financed through the equitable share to all the provinces. The extension of the child support grant is financed through a conditional grant to the provinces. Complementing these programmes are four social security funds, namely, the Unemployment Insurance Fund (UIF), Workman’s Compensation Fund, Mines and Works Compensation Fund and the Road Accident Fund. These are financed through mandatory levies and taxes	Contributory social security funds comprise of UIF, RAF and Compensations Funds

Table 3.7 Social security funds, 2000/01 – 2006/07

	2000/01	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07
		Outcome		Revised	Medium-term estimates
R million				estimate

Unemployment Insurance Fund
Revenue	2 852	3 457	4 905	5 802	6 234	6 623	6 993
Expenditure	3 071	2 868	2 416	2 220	2 926	3 427	3 653
Compensation funds
Revenue	1 920	2 122	2 420	3 012	3 342	3 514	3 693
Expenditure	1 385	1 619	2 462	2 148	2 573	2 689	2 838
Road Accident Fund
Revenue	2 358	2 821	3 264	3 786	4 340	5 190	6 070
Expenditure	2 704	3 164	3 575	4 556	5 593	6 050	6 720

Total: social security funds
Tax revenue	6 431	7 135	9 657	11 773	12 891	14 040	15 273
Non-tax revenue	681	642	596	811	1 009	1 269	1 465
Grants received	19	623	336	16	16	17	18

Total revenue	7 131	8 400	10 589	12 600	13 916	15 327	16 756
Total expenditure	7 160	7 652	8 454	8 925	11 092	12 166	13 211

Surplus (+) / deficit (-)	-29	748	2 135	3 675	2 824	3 161	3 545

A combined surplus of R3,7 billion is expected for the 2003/04 financial year, mainly attributed to the large surplus position of the UIF.

The UIF provides short-term income support, resulting from unemployment, short-term illness, maternity or adoption of a child. Prior to 2002, the UIF experienced large deficits. To address this problem, in 2001/02, R1,3 billion was allocated to the Fund over a four-year period, conditional on a turnaround strategy being implemented. This led to the revision of the Unemployment Insurance Act and the promulgation of the Unemployment Insurance Contributions Act. Part of the success can be attributed to a widening of the revenue base, improved systems and more efficient collections by South African Revenue Service. The UIF is expected to accumulate surpluses of over R3 billion per annum over the medium term. These have allowed the budgeted amount of R250 million for the UIF in 2003/04 and R150 million in 2004/05 to be suspended for the present. The UIF’s actuaries recommend that a balance of R7,4 billion should be accumulated over four years to ensure the Fund’s continued financial independence and sufficient reserves to respond to unemployment cycles in the future.	Significant turnaround in UIF finances

2004 Budget Review

National Occupational Health and Safety Authority to be established to oversee compensation funds	The Workman’s Compensation Fund and the Mines and Works Compensation Fund compensate employees for injuries, disease or death incurred at the workplace. The two funds are financed through levies on companies and administered by the Departments of Labour and Minerals and Energy, respectively. The Compensation Funds showed a deficit of R42 million in 2002/03 due to backlogs in claims being addressed, increasing medical costs and a decrease in the government grant to the Mine and Works Compensation Fund. For 2003/04, total surpluses are expected to increase to R864 million. Cabinet has approved the integration of the compensation funds administered by the Departments of Labour, Health and Minerals and Energy, resulting in the establishment of a National Occupational Health and Safety Authority coupled with the development of an overarching policy. Historically, only the government grant relating to the Mines and Works Compensation Fund has been included in the Social Security Funds. Due to Cabinet’s decision, the full income and expenditure component has been included in the medium term projections.

The Road Accident Fund (RAF), funded out of the fuel levy, provides benefits to victims of road accidents caused by third parties. The Road Accident Fund Amendment Act was promulgated in July 2001 authorising contributions to road safety projects, including the Arrive Alive campaign. The RAF has been experiencing escalating deficits, estimated at R771 million in 2003/04 and projected to rise to R1,3 billion in 2004/05. The Parliamentary Portfolio Committee for Transport is currently considering an Amendment Bill dealing with some of the recommendations of the Commission of Inquiry into the Fund. The fuel levy contribution to the Fund will increase by 5 cents, to 26,5 cents a litre, on the 7 April 2004. Further reforms are required if the Fund’s business is to be put on a sound financial footing.

Consolidated government accounts and the PSBR

National and provincial consolidated expenditure

Table 3.8 summarises the consolidated national and provincial budget framework, with expenditure set out in the newly introduced economic classification. This provides insights into the contribution of government to household income, demand for goods and services and capital formation. A functional classification is set out in Chapter 6.

Table 3.8 illustrates the following trends:

•	Real non-interest expenditure grows by 4,2 per cent over the 2004 MTEF period

•	Capital expenditure grows by 6,1 per cent in real terms over the 2004 MTEF, illustrating government’s prioritisation of investment in general, and infrastructure expenditure in particular

•	Transfers to households grow at 7,6 per cent a year in real terms over the 2004 MTEF, illustrating Government’s increasing contribution to income security of the poor

Chapter 3: Fiscal Policy and the budget framework

•	Transfers and subsidies increase from 34,7 per cent of consolidated non-interest expenditure in 2000/01 to 39,9 per cent in 2006/07, indicative of the continuing decentralisation of expenditure to spheres outside of provincial and national departments.

Table 3.8 Consolidated national and provincial expenditure, 2000/01 – 2006/07

	2000/01	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07
		Outcome		Revised	Medium-term estimates
R million				estimate

Current payments
Compensation of employees	93 170	100 141	109 774	120 901	131 744	139 995	147 905
Goods and services	28 157	34 143	40 351	46 754	52 266	57 702	63 160
Interest and rent on land	46 413	47 696	46 983	47 507	50 604	54 170	58 137
State debt cost	46 321	47 581	46 808	47 326	50 432	53 986	57 945
Financial transactions in assets and liabilities	77	129	109	78	14	16	18

Total current payments	167 818	182 109	197 217	215 240	234 628	251 883	269 221
Real growth [1]		1,8%	-1,4%	3,5%	3,6%	1,8%	1,9%

Transfers and subsidies[2]
Municipalities	7 235	8 625	11 416	16 422	18 271	20 203	21 903
Departmental agencies and accounts	17 668	20 968	26 509	29 497	30 943	34 079	34 699
Universities and technikons	6 670	7 145	7 573	8 449	9 371	9 991	10 576
Public corporations and private enterprises	5 096	6 834	7 970	9 363	9 483	10 200	10 995
Foreign governments and international organisations	479	412	799	942	793	853	909
Non-profit institutions	2 298	2 776	3 148	3 864	4 253	4 623	4 864
Households	28 930	32 495	42 295	52 218	58 439	67 671	75 682

Total transfers and subsidies	68 375	79 255	99 711	120 756	131 552	147 620	159 628
Real growth [1]		8,7%	14,5%	14,9%	3,6%	6,4%	3,1%

Payments for capital assets Buildings and other fixed structures	4 334	7 190	8 406	10 008	11 528	13 303	14 716
Machinery and equipment	2 480	3 579	4 283	4 428	5 034	5 418	5 573
Cultivated assets	1	0	6	18	14	18	16
Software and other intangible assets	43	40	30	40	197	254	218
Land and subsoil assets	113	256	714	976	809	891	972

Total payments for capital assets	6 971	11 065	13 439	15 470	17 582	19 884	21 495
Real growth [1]		48,9%	10,6%	9,2%	8,1%	7,2%	3,1%

Unallocated	–	–	–	–	2 500	4 000	8 000

Consolidated expenditure	243 164	272 429	310 366	351 466	386 263	423 387	458 344
Consolidated non-interest expenditure[3]	196 843	224 849	263 558	304 140	335 831	369 401	400 399
Percentage of GDP	21,5%	22,2%	22,9%	24,9%	25,2%	25,4%	25,1%
Real growth [1]		7,1%	6,7%	9,5%	5,0%	4,3%	3,4%

1. Deflated using the CPIX deflator to constant 2001 prices.

2. Including capital transfers.

3. Including national contingency reserve.

2004 Budget Review

A review of infrastructure delivery since 1994

One of the main objectives of the Reconstruction and Development Programme has been to increase investment in social and economic infrastructure. Government has been successful in making major inroads in addressing historical imbalances in social infrastructure in housing and household services, schools and clinics, while maintaining and investing in new economic infrastructure.

Social and household infrastructure and government buildings

Since 1994, an estimated 1,6 million subsidised houses have been built. The Department of Education indicates that about 56 000 new classrooms and 38 000 school toilets have been built, about 2 700 more schools now receive potable water and about 4 000 more schools have the use of electricity.

Health services have reached new areas, with the construction of over 700 new clinics, the upgrading of an additional 212 clinics and the purchase of 215 mobile clinics. In addition, 2 298 clinics have been re-equipped. Three new modern tertiary hospitals with over 2 000 beds have been constructed. Under the Hospital Rehabilitation and Reconstruction Programme, R1,6 billion has been spent on 492 projects at 141 hospitals. Currently, renovations of 27 of the highest priority hospitals are in progress, three in each province.

In the water sector, Government has provided a basic water supply to over 9 million people and access to basic sanitation to 6,4 million people. The three main Lesotho Highland dams and three local dams have been completed since 1994. Future dams include Nandoni Dam in Limpopo and the Berg River Dam in Western Cape.

Since 1994, over 4 million electricity connections have been made, of which Eskom made 2,5 million. Eskom also spent over R44 billion on capital spending on generation, transmission and distribution. According to the 2001 Census, the number of households electrified increased from 50 per cent in 1996 to 70 per cent in 2001, with the proportion of rural homes electrified rising from 21 per cent to 50 per cent. Due to the growing need for new power generation and the expansion of the electricity grid, Eskom will spend a further R40 billion over the next three years on expanding and strengthening networks, the recommissioning of mothballed plants, and increasing generation capacity.

In the fight against crime, about R1,2 billion has been spent on 3 000 projects improving or providing new police stations, holding cells and other facilities. R2 billion has been spent on the construction of prison accommodation for 15 000 inmates and 33 prisons have been renovated. Over the MTEF, four new major 3 000-bed prisons will be constructed to alleviate overcrowding. Court services received a boost with the construction, renovation and extension of 129 court buildings. Nine integrated Justice centres have been built, bringing together at a single location the services of the police, courts, prisons and social services. Over the next two years, seven new court buildings costing over R500 million will be built in townships and rural areas including Madadeni, Motherwell, Ntuzuma, and Tsakane. The new R68 million Constitutional Court is close to completion.

Economic infrastructure

Government has spent R5 billion since 1994 on the maintenance and rehabilitation of over 6 000 km of national roads. About 15 000 km of provincial roads have been constructed, upgraded and/or repaired. Major projects of the SA National Roads Agency include the N4 Maputo corridor, the N3 Toll Road, and the N4 Platinum Toll Road; resulting in private sector investment of R10 billion. Over the MTEF, 2 070 km of provincial roads will be incorporated into the national road system and brought up to similar high standards.

About 2,2 million rail trips are taken daily in South Africa. In the last ten years, close to R1 billion has been spent on major remodelling and refurbishment of 150 of the main commuter stations with 7 new stations built. About R550 million has been invested in the repair and replacement of signalling and power infrastructure, and R1 billion in improving the existing fleet of engines and rebuilding coaches. The first 264 of these are now in operation. The rebuilding programme receives about R400 million a year from the national budget.

Transnet spent over R38 billion on capital investment over the decade on freight rail infrastructure and rolling stock, and ports, and plans to accelerate capital expenditure over the next 5 years to over R41 billion. Over R8,6 billion was invested in port infrastructure in Richards Bay, Saldanha, Cape Town, and Durban, and a further R2 billion on equipping harbours with cranes and other capital equipment. Large port projects currently under construction include the R921 million conversion of Durban Pier 1 to a container terminal, R920 million expansion and refurbishment of the iron ore terminal at Saldanha, expansion of the Richards Bay coal terminal, and the new R3,2 billion Port of Ngqura which is expected to be completed in 2005/06.

Over R7,3 billion has been spent on rolling stock, including 130 new electric and diesel locomotives, and the upgrade of 3 000 general freight wagons. Current freight rolling stock projects include the R1,7 billion Locomotive Upgrade programme targeting 276 locomotives, as well as the R4,9 billion Wagon Renewal and Replating programmes, which together target 24 000 freight wagons. About R1,2 billion will be spent on capacity for the Coalink and Orex lines. Over R800 million has been spent on the expansion and upgrading of our oil pipeline infrastructure, including tele-control, leak detection, and augmentation projects to increase throughput. With regards to aviation infrastructure, the decade has seen a new airport for Mpumalanga and the refurbishment of international airports at Johannesburg, Durban and Cape Town. Over the next few years, SAA will replace leased Boeings with the purchase of 41 Airbus aircraft at a cost of US$3,5 billion.

Chapter 3: Fiscal Policy and the budget framework

The consolidated general government account

The consolidated general government account for 2002/03 set out in table 3.9 summarises the full extent of the revenue and expenditure of government, not only at national and provincial levels, but also at local level and through the activities of its extra-budgetary agencies and accounts. Flows between funds are netted out.

Table 3.9 Consolidated accounts of general government, 2002/031

		Social		Extra-		Consolidated
	Main	security		budgetary	Local	general
R million	budget	funds	Provinces	institutions[2]	authorities[3]	government

Tax receipts (net of SACU)	273 921	9 657	2 677	121	14 618	300 995
Non-tax receipts	4 221	596	2 970	7 013	38 253	53 053
Total current receipts	278 142	10 253	5 647	7 134	52 872	354 048
Sales of capital assets	366	–	55	572	40	1 033
Total own account receipts	278 508	10 253	5 702	7 706	52 912	355 081
Percentage of total	78,4%	2,9%	1,6%	2,2%	14,9%	100,0%
Transfers received[4]	1 743	336	136 967	33 416	11 807	1 743
Total receipts	280 251	10 589	142 670	41 122	64 720	356 824

Compensation of employees	35 345	516	73 913	12 856	16 993	139 623
Goods and services	18 079	778	21 461	17 585	38 549	96 451
Interest	46 836	3	37	343	1 793	49 012
Other current payments	102	–	147	1 068	1 875	3 192
Current payments	100 362	1 297	95 558	31 852	59 209	288 278
Transfers and subsidies[5]	188 059	7 078	41 834	3 896	–	58 340
Payments for capital assets	5 014	78	8 346	2 854	6 148	22 441
Total payments	293 435	8 454	145 738	38 602	65 357	369 059
Percentage of total	79,5%	2,3%	39,5%	10,5%	17,7%	100,0%

Surplus / (Deficit)	-13 184	2 135	-3 068	2 520	- 637	-12 235
Extraordinary payments	-7 971	–	–	–	–	-7 971
Extraordinary receipts	8 169	–	–	–	–	8 169
Financing requirement (-)	-12 987	2 135	-3 068	2 520	- 637	-12 037
Percentage of GDP	-1,1%	0,2%	-0,3%	0,2%	-0,1%	-1,0%

1.	Due to classification differences and other adjustments, these estimates do not correspond fully to the government finance accounts published by the South African Reserve Bank.

2.	Including universities and technikons.

3.	Including the net result of local government enterprises.

4.	RDP Fund grants are included in the main budget. Grants received by other spheres are transfers from the main budget or from provinces to local authorities.

5.	Including transfers and subsidies to other spheres of government.

In 2002/03, general government had resources of R356,8 billion, or 31 per cent of GDP, at its disposal. Of this, 78,4 per cent was collected as tax revenue by national government.	General government revenue of R356,8 billion...

General government expenditure in 2002/03 totalled R369,1 billion in 2002/03, representing 32,1 per cent of GDP. Decentralisation of spending continued with rising expenditure on goods and services taking place at provincial level. The consolidated national government accounts for just over a quarter of total general	...and expenditure of R369 billion...

2004 Budget Review

government spending, and the remainder is shared among provinces, local governments and extra-budgetary institutions.

...taking overall deficit to 1,1 per cent of GDP in 2002/03	The consolidated general government deficit is the sum of the deficits of all the spheres and extra-budgetary institutions and accounts. In 2002/03 it was the same as the main budget deficit, at 1,1 per cent of GDP, with the combined surpluses and deficits of provincial governments, social security funds, extra-budgetary institutions and local governments, off-setting one another.

The public sector borrowing requirement

The public sector borrowing requirement (PSBR), set out in table 3.10, is comprised of the consolidated general government deficit and the financing requirements of the non-financial public enterprises, taking into account extraordinary expenditure and proceeds from the restructuring of state owned enterprises.

Table 3.10 Public sector borrowing requirement1, 2000/01 – 2006/07

	2000/01	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07

Revised
R million		Outcome		estimate		Medium-term estimates

Main budget
Main budget deficit	18 342	14 642	13 021	31 385	41 948	44 388	45 056
Extraordinary payments	2 299	2 078	7 971	7 443	7 000	7 000	–
Extraordinary receipts	-2 984	-4 159	-8 169	- 889	-2 742	-2 567	- 121
Financing requirement	17 657	12 561	12 824	37 939	46 206	48 821	44 935
RDP Fund	- 137	- 197	163	- 572	- 200	- 200	- 200
Social security funds	29	- 748	-2 135	-3 675	-2 824	-3 161	-3 545
Provinces	-3 347	-3 672	3 068	3 874	- 380	- 548	-1 426
Extra-budgetary institutions	-2 719	- 955	-2 520	-1 630	-1 596	-1 453	-1 206
Local authorities and local government enterprises	6 023	4 583	637	2 030	2 080	2 653	3 154
General government deficit	17 506	11 572	12 036	37 967	43 285	46 112	41 712
Percentage of GDP	1,9%	1,1%	1,0%	3,1%	3,3%	3,2%	2,6%

Non-financial public enterprises[2]	- 819	-2 555	-4 977	-3 950	-1 235	- 380	1 630

Public sector borrowing requirement	16 687	9 017	7 059	34 017	42 050	45 732	43 342
Percentage of GDP	1,8%	0,9%	0,6%	2,8%	3,2%	3,1%	2,7%

Gross domestic product	914 634	1 010 921	1 149 890	1 223 198	1 331 796	1 455 626	1 592 571

1.	Due to classification and timing differences, these estimates do not correspond fully with the South African Reserve Bank’s estimates of the public sector borrowing requirement.

2.	Public corporations and central government enterprises.

Since the mid-1990s, the PSBR has seen a sharp decline, from 5 per cent of GDP in 1996/97 to 0,6 per cent in 2002/03. This was a result of reductions in the main budget deficit, and was supported by extraordinary receipts from the restructuring of state-owned enterprises. Since 1999/00, non-financial public enterprises have run net surpluses, also contributing to a reduction in the PSBR.

Chapter 3: Fiscal Policy and the budget framework

Compared with the 2003 Budget, the most substantial change is in the extraordinary receipts from the restructuring of state-owned enterprises. The 2003 Budget Review projected extraordinary receipts totaling R17,2 billion from 2003/04 to 2005/06, however, the 2004 Budget Review estimates inflows of R6,2 billion for the same period. On the payments side, government’s commitments to the settlement of the Reserve Bank’s Gold and Foreign Exchange Contingency Account will come to an end in 2005/06, resulting in expected extraordinary payments falling to zero in 2006/07.	Lower proceeds from state asset restructuring are projected

Table 3.10 also reflects revised projections for non-financial public enterprises. Capital spending is expected to increase more moderately than assumed in the 2003 Budget, leading to a net borrowing requirement only in 2006/07.	Revised capital spending plans of parastatals

After the consolidation period in the 1990s, the PSBR is expected to increase from 0,6 per cent of GDP in 2002/03 to 3,2 per cent in 2004/05, after which it is expected to decline to 2,7 per cent in 2006/07. The increase is mainly the result of increases in the main budget deficit, and declining surpluses of the non-financial public enterprises.	PSBR expected to increase to 3,2 per cent of GDP in 2004/05

Procurement reform and Black economic empowerment

Supply chain management

Far-reaching reforms to rid government procurement processes of inefficiency and waste have been ongoing for the last few years. In August 2001, the National Treasury issued the Preferential Procurement Regulations aimed at standardising procurement processes across Government. The National Treasury, in conjunction with the World Bank, followed this with an extensive Joint Country Procurement Assessment Review, covering the status of procurement across national, provincial and local governments.	Procurement reforms aim to reduce wastage and inefficiency

Following the review, Government introduced the concept of Supply Chain Management in regulations issued in terms of the Public Finance Management Act on 5 December 2003. These empower departments to procure goods outside of the State Tender Board process, as part of the broader devolution of powers to accounting officers who will ultimately accept responsibility and accountability for all expenditures incurred in their departments. It is envisaged that the State Tender Board system will fall away in due course.

The Broad Based Black Economic Empowerment Act and its accompanying Strategy Document have highlighted several deficiencies in the Preferential Procurement Policy Framework Act in relation to Government’s empowerment objectives. The National Treasury, in consultation with the Department of Trade and Industry, is in the process of reviewing the regulations, with a view to introducing changes to the system that should become effective during the first quarter of the new financial year and will assist towards achieving and monitoring progress in black empowerment.	BEE advanced through procurement reforms

2004 Budget Review

Black economic empowerment in Public Private Partnerships

PPP framework changed to facilitate BEE	In January 2004, Government unveiled a draft Code of Good Practice for Black Economic Empowerment in Public Private Partnerships (PPPs), making BEE a key component of South African PPP projects. The Code contains Government’s policy on BEE in PPPs, gives direction on how to apply BEE policy in a PPP agreement and at each phase of the PPP life-cycle, and summarises these in a Balanced Scorecard. The Code also provides the broad criteria which will underlie proactive government support for BEE in PPPs in future.

With respect to the private party and/or sub-contractors, the code seeks to enable black people, black women and black-owned enterprises to:

•	Achieve a direct ownership of substantial equity interests in PPP agreements

•	Achieve effective participation in management control

•	Obtain a substantive proportion of the private party’s sub-contracting and procurement

•	Acquire effective employment equity and skills development

•	Promote positive local socio-economic impact from the project to the benefit of small and medium enterprises, the disabled, the youth, and non-government organisations within a targeted area of project operations

•	Be part of financial, legal and technical advisors representing government institutions in all PPP transactions.

Funding for BEE projects

As part of the commitment to fund Black Economic Empowerment directly on budget, the 2004 Budget allocates R1 billion for this purpose in 2004/05 and a total of R6 billion over the forthcoming MTEF period. The Broad Based Black Economic Empowerment Act provides a framework for Government’s intervention to spur broader ownership. The funds set aside will be used within the framework of this Act to finance medium-sized transactions where ownership is being broadened and value is being added. BEE programmes of public sector institutions such as the National Empowerment Fund, specific PPP initiatives and private sector support for empowerment transactions will be reviewed for possible funding assistance.

Financial services charter facilitates BEE drive	In addition, the financial services charter provides a framework for the financial sector to work with Government to expand the base of ownership in the economy. The human resource development aspects of this charter will broaden the management pool, providing further impetus to Black Economic Empowerment.

4

Revenue trends and tax proposals

The South African economy has benefited from a decade of base-broadening tax policy reforms and improvement in revenue collections, enabling Government to grant R72,8 billion in tax relief. Tax relief has contributed to rising household consumption expenditure, boosted economic development, targeted fixed investment growth and promoted small enterprise development.

Against a background of slower revenue growth, there is limited scope for tax relief this year. Nonetheless, several measures to moderate the tax burden and improve its fairness are proposed. The 2004 tax proposals provide for:

•	Personal income tax relief of R4 billion

•	Encouraging broad-based empowerment through employee share incentive relief

•	Reducing transaction costs in the housing market by eliminating stamp duties on mortgage loans and increasing the exemption threshold for transfer duty

•	Eliminating the ad valorem excise duties on recorded music, magnetic tapes and stripes, certain cosmetic products, print film, clocks, printers and photo copying apparatus

•	Adjusting alcohol and tobacco taxes in keeping with Government’s social and health policy objectives

•	Increasing liquid fuel taxes by 15 cents a litre.

Overview
Major tax reforms over the last decade have improved efficiencies in the functioning of the tax system and yielded equity gains through broadening of the tax base. The benefits of these reforms have become tangible for taxpayers in the form of announced personal income tax relief of more than R62 billion since 1995. If reductions in rates of corporate income tax, the retirement fund tax and other domestic taxes on goods and services are taken into account, total tax relief amounts to almost R72,8 billion. Fundamental structural reforms and downward rate adjustments in the domestic tax system have contributed to improved fairness, certainty and efficiency, thereby impacting positively on taxpayer morale.	Total tax relief of R72,8 billion announced over the last decade has improved taxpayer morale

2004 Budget Review

SA’s tax structure recognised as administratively simple	Furthermore, South Africa’s overall taxation strategy is internationally recognised as competitive and administratively simple. These major tax reforms have been coupled with the revitalisation of tax and customs administration in order to ensure that policy reforms are implemented with maximum effect.

Further improvements will yield more modest gains	As the tax system approaches an appropriate structure, reflecting enhanced efficiency and fairness, the net incremental benefits from further improvements become more modest. Nevertheless, and in spite of the challenging global environment, Government continues in 2004 with its stance of moderately easing the tax burden on income with a renewed emphasis on rewarding savings at the cost of consumption.

Main tax proposals

The 2004 Budget tax proposals include:

Tax relief

•	Income tax on individuals is reduced by R4 billion

•	Provision is made for broad-based tax-free share transfers to employees

•	Tax relief is provided for infrastructure and related expenses incurred on government-owned projects

•	Stamp duties on mortgage bonds and negotiable certificates of deposit are removed

•	The interest exemption is raised to R11 000 for taxpayers under the age of 65 and to R16 000 for taxpayers age 65 and over

•	The transfer duty threshold is increased to R150 000

•	Ad valorem excise duties on printers, recorded music and some cosmetic products are abolished

•	Diesel rebate for primary producers is increased by 15c/litre.

Tax increases

•	The tax treatment of hybrid instruments is addressed

•	Stamp duty on long-term leases is aligned with the transfer duty on property transfers

•	Tobacco taxes are raised bringing the tax incidence level from 50 per cent to 52 per cent

•	Taxes on alcoholic beverages are increased between 7 and 31 per cent

•	The general fuel levy is increased by 10 cents a litre on petrol and diesel

•	The Road Accident Fund levy is increased by 5 cents a litre.

Chapter 4: Revenue trends and tax proposals

Consolidated national revenue estimates

Table 4.1 sets out consolidated national revenue for 2002/03 to 2006/07, consisting of main budget revenue, social security fund revenue, RDP fund receipts and technical co-operation grants. The consolidated national revenue estimate is estimated at R314,5 billion in 2003/04, which is nearly 1 per cent less than the 2003 Budget estimate. Between 2003/04 and 2006/07, consolidated national revenue is expected to increase at an annual average rate of 9,4 per cent.	Consolidated revenue of R314,5 billion in 2003/04

Table 4.1 Consolidated national revenue, 2002/03 – 2006/07

	2002/03	2003/04		2004/05	2005/06	2006/07

		Budget	Revised
R million	Outcome	estimate	estimate	Medium-term estimates

Total tax revenue	282 210	310 025	303 318	333 694	364 449	398 608
Less: SACU payments	-8 259	-9 723	-9 723	-13 328	-11 206	-11 948
Non-tax revenue[1]	4 558	4 156	6 704	6 590	7 023	7 342
Main budget revenue	278 508	304 459	300 300	326 956	360 266	394 002
Percentage of GDP	24,2%	24,9%	24,6%	24,6%	24,7%	24,7%

Social security funds
Tax revenue	9 657	10 514	11 773	12 891	14 040	15 273
Non-tax revenue[2]	931	1 206	826	1 025	1 286	1 483

Total social security revenue	10 589	11 720	12 600	13 916	15 327	16 756

RDP fund receipts and technical co-operation	1 743	1 500	1 584	1 500	1 500	1 500
Consolidated national revenue[3]	290 504	317 414	314 468	342 356	377 076	412 240

1.	Includes departmental revenue, transactions in assets and liabilities, and foreign grants received.

2.	Includes own revenue, sale of capital assets and grants received.

3.	Transfers between funds have been netted out.

National budget revenue

Table 4.2 highlights budget estimates and revenue outcomes of the major tax instruments for 2002/03 and projected revenue outcomes for 2003/04. Tables 2 and 3 in Annexure B set out these trends in more detail.

Revenue outcome – 2002/03

Audited results show that actual receipts for 2002/03 were R278,5 billion, which is 5 per cent more than the original budget estimate of R265,2 billion. Significant deviations from the original estimates include:	Outcome for main budget revenue of R278,5 billion in 2002/03

•	Personal income tax up by R4,4 billion

•	Company tax up by R4,9 billion

•	Value-added tax up by R4 billion

•	Trade taxes down by R1 billion.

2004 Budget Review

Revised estimates for 2003/04

Global trading conditions reduced corporate profits and customs value of imports	Based on revised macroeconomic projections set out in Chapter 2 and the in-year revenue trends, main budget revenue estimates for 2003/04 are revised downwards to R300,3 billion. In the 2003 Budget, main budget revenue was anticipated to be R304,5 billion after accounting for tax proposals. The main reasons for the reduced revenue estimates are reduced corporate profits and customs receipts, which were adversely affected by difficult global trading conditions.

Table 4.2 Main budget estimates and revenue outcome, 2002/03 and 2003/04

							2002/03–
	2002/03			2003/04			2003/04

	Budget			Budget	Revised		%
R million	estimate	Outcome	Deviation	estimate	estimate	Deviation	change

Taxes on income and profits	155 740	164 566	8 826	177 864	171 990	-5 874	4,5%
Personal income tax	89 982	94 337	4 355	96 714	98 200	1 486	4,1%
Company tax	50 858	55 745	4 887	65 820	60 650	-5 170	8,8%
Secondary tax on companies	6 500	6 326	-174	8 000	6 000	-2 000	-5,1%
Tax on retirement funds	6 900	6 990	90	5 950	5 600	-350	-19,9%
Other	1 500	1 169	-331	1 380	1 540	160	31,7%
Taxes on payroll and workforce	2 950	3 352	402	3 600	4 000	400	19,3%
Taxes on property	4 585	5 085	500	5 890	6 520	630	28,2%
Domestic taxes on goods and services	92 848	97 582	4 734	109 614	110 558	944	13,3%
Value-added tax	66 200	70 150	3 950	81 000	81 000	–	15,5%
Specific excise duties	10 192	10 423	231	11 364	11 665	301	11,9%
Levies on fuel	15 166	15 334	168	16 342	16 350	8	6,6%
Other	1 290	1 676	386	908	1 543	635	-7,9%
Taxes on international trade and transactions	10 613	9 620	-994	11 307	8 800	-2 507	-8,5%
Stamp duties and fees	1 770	1 572	-198	1 750	1 450	-300	-7,8%
State miscellaneous revenue[1]	–	433	433	–	–	–	–

Total tax revenue	268 506	282 210	13 703	310 025	303 318	-6 707	7,5%

Departmental revenue	3 910	4 074	164	4 031	6 068	2 036	48,9%
Transactions in assets and liabilities	930	366	-564	125	570	445	55,9%
Foreign grants (RDP Fund)	130	117	-13	–	67	67	-43,2%
Less: SACU payments	-8 259	-8 259	–	-9 723	-9 723	–	17,7%

Main budget revenue	265 217	278 508	13 291	304 459	300 300	-4 159	7,8%

1.	Revenue received by SARS in respect of taxation which could not be allocated to a specific tax instrument.

Taxes on income and profits

Personal income tax R1,5 billion over budget	Taxes on income and profits are estimated to be 3,3 per cent less than the original budget estimate. Personal income tax is expected to reach R98,2 billion, which is R1,5 billion more than the original budget estimate. This increase is mainly due to higher wage settlements and an improved compliance culture.

Company taxes 8 per cent under budget	The revised estimate for corporate income tax is R60,7 billion, which is almost 8 per cent less than originally budgeted. The corporate income tax and the secondary tax on companies are expected to generate R5,2 billion and R2 billion less than budgeted. These

Chapter 4: Revenue trends and tax proposals

declines can be ascribed to lower than expected profits in export industries.

Taxes on payroll

The skills development levy is expected to raise R4 billion, R400 million higher than the budget estimate. This increase is mainly due to higher than estimated wage settlements.	Skills development levy R400 million over budget

Domestic taxes on goods and services

Revenue from value-added tax is expected to raise R81 billion in line with the 2003 Budget estimate. The revised estimated revenue from specific excise duties of R11,7 billion is marginally higher than the budget estimate. Fuel levies are estimated to raise R16,4 billion, in line with budget expectations.	Strong consumer spending impacting positively on revenue

Taxes on international trade and transactions

Revenue from customs duties is largely driven by the composition of imports, import volumes and the exchange rate. Accordingly, customs duties are revised downwards by R2,5 billion.	Customs duties revised downwards by R2,5 billion

Main budget revenue estimates: 2000/01 – 2006/07

Table 4.3 sets out actual revenue collections for the period 2000/01 to 2002/03 and estimates for 2003/04 to 2006/07. More details are provided in tables 2 and 3 of annexure B.

Table 4.3 Main budget revenue, 2000/01 – 2006/07

	2000/01	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07

Revised
R million	Actual collections			estimate	Medium-term estimates

Taxes on income and profits	126 145	147 310	164 566	171 990	189 198	209 456	226 708
Taxes on payroll and workforce	1 257	2 717	3 352	4 000	4 300	4 500	4 700
Taxes on property	3 979	4 628	5 085	6 520	6 870	7 645	8 576
Domestic taxes on goods and services	79 093	86 888	97 582	110 558	121 549	130 142	145 184
Taxes on international trade and transactions	8 227	8 680	9 620	8 800	10 476	10 906	11 570
Stamp duties and fees	1 562	1 767	1 572	1 450	1 300	1 800	1 870
State miscellaneous revenue[1]	72	307	433	–	–	–	–

Total tax revenue	220 334	252 298	282 210	303 318	333 694	364 449	398 608

Departmental revenue	3 498	4 088	4 074	6 068	5 944	6 314	6 581
Transactions in assets and liabilities	156	81	366	570	646	709	761
Foreign grants (RDP Fund)	–	–	117	67	–	–	–
Less: SACU payments	-8 396	-8 205	-8 259	-9 723	-13 328	-11 206	-11 948

Main budget revenue	215 592	248 262	278 508	300 300	326 956	360 266	394 002
Percentage of GDP	23,6%	24,6%	24,2%	24,6%	24,6%	24,7%	24,7%

Gross domestic product	914 634	1 010 921	1 149 890	1 223 198	1 331 796	1 455 626	1 592 571

1.	Revenue received by SARS in respect of taxation which could not be allocated to a specific tax instrument.

2004 Budget Review

11,7 per cent growth in main budget revenue from 2000/01 – 2003/04	Between 2000/01 and 2003/04, main budget revenue grew at an annual average rate of 11,7 per cent. This strong growth is largely attributed to growth in the collection of taxes on goods and services that increased at an average annual rate of 11,8 per cent. In addition, taxes on income and profits increased at an average annual rate of 10,9 per cent.

Main budget revenue increases by 9,5 per cent a year over the medium term	Taking account of revenue trends, tax policy changes and macroeconomic projections, main budget revenue is anticipated to grow at an annual average rate of 9,5 per cent over the medium term.

Review of South African Customs Union (SACU) revenue-sharing dispensation

New SACU agreement enters into force in 2004	In 2004/05 SACU payments will increase by 37,1 per cent to R13,3 billion from R9,7 billion in 2003/04. A new SACU agreement signed in 2002 is expected to enter into force at the end of April 2004. The objectives of the agreement include a more sustainable revenue-sharing dispensation, facilitation of cross-border movement of goods between territories of SACU member states and accelerated economic development, diversification, industrialisation and competitiveness.

SACU Secretariat takes over administration of common revenue pool	The SACU Secretariat will take over the responsibility for the administration of the common revenue pool. South Africa has been responsible for this function under the old agreement and will continue to do so for a transitional period of two years from the date that the new agreement enters into force. In terms of the new agreement, the revenue share accruing to each member state will be informed by customs and excise data as well as a development factor.

Trends in main budget revenue: 1994/95 – 2003/04

Trends in the main national budget tax instruments are shown in Figure 4.1.

Figure 4.1 Tax revenue as a percentage of GDP

Chapter 4: Revenue trends and tax proposals

Total tax revenue as a percentage of GDP increased from 22,6 per cent in 1995/96 to 24,8 per cent in 2003/04 (right-hand scale). Corporate income tax as a percentage of GDP remained at less than 3 per cent for the period 1994/95 to 1999/00 before increasing to the current 5 per cent. The share of personal income tax as a percentage of GDP has declined from 10,2 per cent in 1994/95 to an estimated 8 per cent in 2003/04, reflecting the significant tax relief of R62 billion granted over this period. Value-added tax maintained a stable ratio of approximately 6 per cent of GDP.

Table 4.4 sets out the total tax relief announced since 1994/95.	Tax to GDP ratio shows gradual increase since 1995/96

Table 4.4 Summary of tax relief announced, 1994/95 – 2003/04

R million

Income tax on persons and individuals	-62 763
Adjustments to personal income tax rate structure	-61 993
Adjustments to interest income exemptions	-770
Tax on corporate income	-6 020
Reduction in corporate income tax rates	-4 780
Introduction of deduction for learnerships	-600
Extension of deductible donations to PBOs	-160
Accelerated depreciation for assets and general business tax stimulus measures	-480
Taxes on property	-1 176
Reduction in donations and estate duties	-81
Reduction in marketable securities tax rate	-300
Adjustments to transfer duty rates and thresholds	-795
Domestic taxes on goods and services	-2 821
VAT- zero rating of illuminating paraffin	-400
Reduction of ad valorem excise duties	-1 175
Abolishment of excise duties on soft drinks	-318
Introduction of diesel fuel concession and rebates	-323
Abolishment of certain stamp duties	-605

Total	-72 781

2003 Budget tax proposals – implementation

Foreign exchange amnesty and accompanying tax treatment

In 2003, an exchange control amnesty with accompanying tax measures was enacted to provide an opportunity for South Africans to regularise illegal offshore income and assets. Amnesty applicants can disclose or repatriate offshore amounts subject to prescribed levy payments of 0, 5 or 10 per cent, with an additional 2 per cent for accompanying domestic tax violations. The amnesty window period was initially 1 June 2003 to 30 November 2003, but was extended to 29 February 2004 in view of various changes to the regulations and the strong growth in applications received in October and November 2003. The total number of applications received exceeded 14 250 by the end of January 2004.	More than 14 250 amnesty applications received by the end of January 2004

2004 Budget Review

Expanding number of public benefit organisations (PBOs) eligible for tax deductible donations

Extended list of PBOs eligible for tax deductible donations	In the 2003 Budget, the scope of tax preferences for PBOs was further expanded. Most notably, the list of public benefit activities eligible for tax-deductible donations was extended to include almost all PBOs involved in the areas of welfare and humanitarian aid, health care, land and housing, education and development.

Expanded list of tax exempt activities	In addition, the list of activities eligible for tax-exempt status was expanded to promote media access, low-income housing and bids for hosting international events. Tax rules were also changed so that local PBOs can utilise foreign donations anywhere in the region without losing their exempt status.

Stimulating development for urban development zones

Preferential tax depreciation allowances for urban renewal	In last year’s Budget Speech the Minister of Finance announced a tax incentive in order to address the problem of inner city decay. This incentive allows taxpayers to receive accelerated depreciation allowances for investment in under-utilised urban development zones. Taxpayers refurbishing existing buildings within a demarcated zone will now receive a 20 per cent straight-line depreciation allowance over a 5-year period. The construction of new buildings within such a zone will benefit from a 17-year write-off period (20 per cent in the first year and 5 per cent in subsequent years).

Emfuleni was added to list of eligible municipalities	The 2003 Budget Review identified 15 municipalities and the final legislation also provides for the Emfuleni municipality to benefit from the tax preference. The legislation requires municipalities to demarcate one or possibly two urban areas based on qualifying criteria, including population size and other special circumstances. Each tax preferential area is restricted to an overall hectare size limitation.

Pension fund reform

Further review of tax options for retirement funds with other regulatory framework requirements	The National Treasury has been reviewing the taxation of retirement funds since 2002. Last year the retirement fund tax rate was reduced from 25 to 18 per cent. It is an important objective of public policy that individuals should face a compelling inducement to provide for their retirement. The task is how to find the optimal mix between policy instruments (such as taxes) and institutional provisions (such as compulsory contributions to pension funds). Also, tax policy interventions need to ensure some degree of neutrality between discretionary and contractual savings, which requires complex comparative analyses.

Holistic review of tax policy options underway	With a view to exploring options for reform, taking into account realistic household budget constraints and preferences, a holistic review is being conducted. National Treasury intends, together with all stakeholders involved in South Africa’s saving industry, to develop policy proposals on savings and pension fund tax reform in 2004.

Chapter 4: Revenue trends and tax proposals

Mineral Royalty Bill and mining tax review

After extensive consultation with all stakeholders, the Minister announced several refinements to the Mineral and Petroleum Royalty Bill. These include a delay in the introduction of the royalty to five years after introduction of the Mineral and Petroleum Resources Development Act as well as the removal of the fiscal stabilisation clause. The Minister also reconfirmed Government’s preference for a revenue-based royalty.	Delayed introduction of gross sales royalty to expedite mineral rights conversion

Government is mindful of potential adverse impacts on investment, employment and output from a royalty. The Treasury’s assessment suggests that economic costs can be minimised if the royalty regime takes adequate cognisance of the sector’s diverse production dynamics. Due to different market structures, the impact of the royalty will vary across the mining sectors, requiring a differentiated royalty rate. This rate differentiation will be refined to account for these diverse economic impacts. Other issues that still need review include the handling of marginal mines, the elimination of potential double royalties, continuation of current royalties during the transition period and possible adjustments to other revenue charges in respect of the issuance of new order mineral rights.	Further consultation with mining industry on technical aspects of Mineral Royalty Bill

The new regulatory system for mining rights and accompanying royalty dispensation for the mining and petroleum industry has made it imperative to holistically reassess the current fiscal regime, including tax depreciation, rate differentiation for mining sectors, allowable deductions and STC exemptions in terms of the income tax regime.	Consequential reassessment of gold mining tax formula and current income tax treatment for mining sector

Also due for review is the gold mining tax formula, which provides income tax exemption and STC relief for certain gold mines despite the existence of profit. While a special dispensation is arguably required for marginal mines, any tax preference in this regard is more appropriate for a royalty regime than the corporate profit tax, which by its very nature automatically adjusts for profit levels. Other issues of concern include the special 40 per cent surcharge for companies engaged in natural oil extraction, as South Africa is keen to attract more investment into its fledgling natural oil and gas industry.

Estimates of revenue before tax proposals – 2004/05

Table 4.5 sets out the estimates of revenue before tax proposals for 2004/05, taking account of the macroeconomic assumptions set out in Chapter 2 and the existing tax structure. These estimates are detailed in the Estimate of National Revenue.

Main budget revenue is estimated to be R329,3 billion before any tax changes are proposed. Personal income tax is estimated to increase by 12 per cent to R110 billion after accounting for projected wage and inflation increases. Corporate income tax and value-added tax are projected to raise R68,8 billion and R89,5 billion respectively.	Main budget revenue is estimated at R329,3 billion before any proposed tax changes

2004 Budget Review

Table 4.5 Estimates of revenue before tax proposals, 2004/05

	2003/04	2004/05
	Revised	Before tax	%
R million	estimate	proposals	change

Taxes on income and profits	171 990	193 260	12,4%
Personal income tax	98 200	110 000	12,0%
Company tax	60 650	68 800	13,4%
Secondary tax on companies	6 000	6 760	12,7%
Tax on retirement funds	5 600	6 000	7,1%
Other	1 540	1 700	10,4%
Taxes on payroll and workforce	4 000	4 300	7,5%
Taxes on property	6 520	6 970	6,9%
Domestic taxes on goods and services	110 558	119 417	8,0%
Value-added tax	81 000	89 500	10,5%
Excise duties	12 715	12 799	0,7%
Levies on fuel	16 350	16 500	0,9%
Other	493	619	25,5%
Taxes on international trade and transactions	8 800	10 476	19,0%
Stamp duties and fees	1 450	1 570	8,3%

Total tax revenue	303 318	335 994	10,8%

Departmental revenue	6 068	5 944	-2,0%
Transactions in assets and liabilities	570	646	13,4%
Foreign grants (RDP Fund)	67	–	0,0%
Less: SACU payments	-9 723	-13 328	37,1%

Main budget revenue	300 300	329 256	9,6%

2004 tax proposals – overview

Due to lower rand prices for domestically produced exports, an uncertain global environment and a slowdown in economic growth in 2003, the buoyant revenue performance of the past two years will not be repeated in 2003/04, and projections for subsequent years have accordingly been revised down by comparison with the 2003 Budget forward estimates. This limits the scope for tax relief.

Table 4.6 provides the anticipated revenue effects of the tax proposals set out in this Budget. These proposals reduce total tax revenue by R2,3 billion.

Direct tax proposals – 2004/05

Personal income tax – rate and threshold adjustments

Personal income tax relief since 1996 primarily reduced tax burden of low- income earners	South Africans have benefited from significant personal income tax relief since 1996. This relief has not only countered inflation-related fiscal drag but also provided a real reduction in the tax burden, particularly on low-income earners. These measures increased real disposable income for consumption and saving.

Personal income tax relief of R4 billion	In 2004/05, personal income tax relief of R4 billion is proposed. The proposed rate schedule is set out in table 4.7.

Chapter 4: Revenue trends and tax proposals

Table 4.6 Summary effects of tax proposals, 2004/05

	Effect of tax
R million	proposals

Tax revenue		335 994
Non-tax revenue		6 590
Less: SACU payments		-13 328

Main budget revenue, before tax proposals		329 256
Budget 2004/05 proposals:
Direct tax proposals	-4 432
Personal income tax:	-4 062
Adjust personal income tax rate structure	-4 000
Increase in interest and dividend exemption under 65 years	-50
Increase in interest and dividend exemption age 65 years and over	-12
Financial transaction taxes:	-370
Adjust table for transfer duties	-100
Remove stamp duty on mortgage loans	-250
Remove stamp duty on NCDs	-20
Indirect tax proposals	2 132
Specific excise taxes: Net Impact	1 453
- Increase in duties on beer	303
- Increase in duties on fortified wine	11
- Increase in duties on sparkling wine	6
- Increase in duties on unfortified wine	98
- Increase in duties on cider	21
- Increase in duties on spirits	220
- Increase in duties on tobacco products (52% incidence)	794
Increase in fuel levy	909
Remove ad valorem duties on certain products	-230
Tax proposals – net effect		-2 300

Main budget revenue, after tax proposals		326 956

The main adjustments are:

•	The primary rebate is raised to R5 800, increasing the income tax threshold by 7,4 per cent to R32 222.

•	The tax threshold for taxpayers age 65 and over is raised to R50 000, or 6 per cent more than the current level.

•	Brackets are adjusted to provide relief across the entire income spectrum.

The distribution of the tax relief is as follows:		60 per cent of tax relief concentrated in lower- and middle-income range

Threshold to R60 000	11%

R60 000 to R150 000	49%

R150 000 to R250 000	30%

R250 000 and above	10%

The tax reductions are set out in more detail in Annexure C.

2004 Budget Review

Table 4.7 Personal income tax rate and bracket adjustments, 2003/04 and 2004/05

	2003/04		2004/05
Taxable income (R)	Rates of tax	Taxable income (R)	Rates of tax

0 – 70 000	18% of each R1	0 – 74 000	18% of each R1
70 001 – 110 000	R12 600 + 25% of the amount above R70 000	74 001 – 115 000	R13 320 + 25% of the amount above R74 000
110 001 – 140 000	R22 600 + 30% of the amount above R110 000	115 001 – 155 000	R23 570 + 30% of the amount above R115 000
140 001 – 180 000	R31 600 + 35% of the amount above R140 000	155 001 – 195 000	R35 570 + 35% of the amount above R155 000
180 001 – 255 000	R45 600 + 38% of the amount above R180 000	195 001 – 270 000	R49 570 + 38% of the amount above R195 000
255 001 and above	R74 100 + 40% of the amount above R255 000	270 001 and above	R78 070 + 40% of the amount above R270 000
Rebates		Rebates
Primary	R5 400	Primary	R5 800
Secondary	R3 100	Secondary	R3 200
Tax threshold		Tax threshold
Below age 65	R30 000	Below age 65	R32 222
Age 65 and over	R47 222	Age 65 and over	R50 000

Interest and dividend income exemption

Exemptions increased to R11 000 and R16 000	The domestic interest and dividend exemption is currently R10 000 for taxpayers under age 65 and R15 000 for taxpayers age 65 and over. This exemption is an important benefit for those who rely on savings for their main source of income. In view of the significant reductions in interest rates, an increase is proposed. As from 1 March 2004, the interest exemption levels will be increased to R11 000 for taxpayers under 65 and to R16 000 for taxpayers age 65 and over. This change will result in an estimated revenue loss of R62 million.

Transfer duty

No transfer duty payable on property with a value of less than R150 000	The South African housing market has seen a notable recovery since 2000. This period coincided with significant personal income tax relief for low- and middle-income earners as well as transfer duty relief for the lower end of the property market. In this Budget, Government continues to grant effective tax relief for low-income earners by not only reducing the personal income tax relief around low- and middle-income groups, but also by adjusting the transfer duty brackets. The exempt threshold for the transfer duty will therefore be increased from the current R140 000 to R150 000 as from 1 March 2004, so that most houses affordable by low-income earners now fall under the tax threshold. The proposed new transfer duty threshold will reduce the tax burden on all property transactions by R500 (see table 4.9).

It is estimated that this proposal will result in a revenue loss of R100 million.

Chapter 4: Revenue trends and tax proposals

Table 4.8 Proposed rates of transfer duty, 2004/05

Property value	Rates of tax

R0 – R150 000	0%
R150 001 – R320 000	5% on the value above R150 000
R320 001 and above	R8 500 plus 8% on the value above R320 000

Table 4.9 Current and proposed transfer duty

	Current	% of	Proposed	% of
Property value	duty	value	duty	value

R150 000	R500	0,3%	–	0,0%
R200 000	R3 000	1,5%	R2 500	1,3%
R250 000	R5 500	2,2%	R5 000	2,0%
R300 000	R8 000	2,7%	R7 500	2,5%
R500 000	R23 400	4,7%	R22 900	4,6%
R750 000	R43 400	5,8%	R42 900	5,7%
R1 000 000	R63 400	6,3%	R62 900	6,3%

Motor vehicle allowance

The number of taxpayers using the deemed expense schedule for the motor vehicle allowance increased significantly over the past few years, resulting in significant revenue losses to the fiscus. A large number of taxpayers rely on the deemed expense schedule primarily as a result of the schedule’s inherent overestimation of actual business cost. This overestimation in effect means that many taxpayers are able to deduct amounts that are effectively private expenses.	Deemed motor vehicle expenses overestimate actual cost

While recognizing that there are unavoidable compromises in these arrangements, it seems clear that the present provisions are unfair and unduly distort household choices. The deemed expense schedule will accordingly be reviewed, to explore the appropriateness of the deemed private and business kilometres travelled, the assumption that motor vehicles have a zero residual value after five years, the unintended encouragement of investment in higher valued vehicles and the 50 per cent PAYE withholding regime. The ad valorem duty structure on motor vehicles will also be reassessed, taking into account the findings of economic and distributional impact studies.	Review of expenses aimed at reducing the gap between deemed and actual expenses

Corporate finance initiatives

Broad-based employee equity participation

Many countries have special tax incentives that promote broad-based employee equity participation. These schemes enhance productivity by providing employees with an economic stake in the company. In the South African context, the existence of these schemes could also serve as a useful means of promoting broad-based empowerment objectives.	Share schemes to promote broad-based empowerment

Unfortunately, very few low-income employees hold shares in the company for which they work. One barrier to this form of ownership is the income tax. Any issue of shares to an employee at reduced or	Current schemes favour executives

2004 Budget Review

no cost triggers fringe benefit tax for the employee, which many people simply cannot afford. While tax strategies exist for reducing the tax costs through option, share and other equity-based schemes, these tax planning opportunities are typically available only for employees and directors earning higher incomes.

Tax-free granting of shares to benefit grassroots employees	It is accordingly proposed that legislation be introduced to allow for the tax-free transfer of shares to employees (capped at a certain amount) in order to encourage broad-based employee participation in companies. These rules will facilitate long-term ownership rather than short-term profit taking by taxing any gains realised within a specified period as ordinary income and by allowing employers to provide certain restrictions to prevent short-term sales of shares by employees. Rules may also have to be explored as to the scheme’s consequences for the employer company.

Adjustment of equity-based incentives for highly paid employees

Revising tax treatment of share options	Over the years, a number of equity-based incentives have been developed for top management that provide various forms of tax benefits. One example is share option schemes used to defer taxes or to convert ordinary salary income into capital gains. Some aspects of these incentives for top management conflict with the tax principle of vertical equity and create problems in respect of corporate governance. It is proposed that legislation be introduced to address equity-based incentives of this nature. Rules may also have to be explored as to the company consequences of equity-based issues in exchange for salary and other concerns.

Addressing the tax treatment of hybrid financial instruments

Addressing tax avoidance by clarifying the tax treatment in respect of debt and equity	The current tax differential between debt and equity leads to different cash flow results for taxpayers. For instance, debt provides interest deductions for issuers, but triggers a tax liability on interest earnings. On the other hand, dividend payments create secondary tax on companies for the distributing company, and the benefit of exemption for shareholders. Hybrid financial instruments combine both debt and equity characteristics. Such hybrid instruments may include convertible loans, perpetual debt, redeemable preference shares, and interest-yielding preference shares.

Current tax treatment of hybrids improperly focuses on legal form rather than economic substance	An urgent need exists to improve current anti-avoidance legislation relating to hybrid instruments. It is proposed that legislation be introduced that characterises hybrid instruments according to their underlying economic substance, along with other collateral anti- avoidance legislation. The main focus of proposed anti-avoidance legislation will be on:

•	Convertible instruments

•	Debt with principal that is effectively never repayable

•	Shares with required repayment of capital

•	Special rules addressing concerns surrounding domestic versus foreign hybrids.

Chapter 4: Revenue trends and tax proposals

Assisting deferred payment schemes

The purchase of property can be financed through various methods. In most cases, sellers demand their sale proceeds upfront with purchasers obtaining financing from other sources. In other cases, sellers can effectively finance purchases by allowing for deferred payment over several years. In the South African context, deferred payment schemes can also be used to shift ownership as part of the economic empowerment effort. However, current tax legislation arguably creates a barrier for this form of financing by triggering an immediate tax event, even though sale proceeds may be deferred over many years. Special additional problems exist when the deferred payments are based on contingencies (such as payments based on future profit streams) and when calculating gains on the sale of certain pre-1 October 2001 assets. Rules will accordingly be considered to accommodate some or all of the above concerns.	Allowing tax to be deferred when sale proceeds are deferred

Investments into South Africa from countries within the Common Monetary Area (CMA)

Foreign residents are generally not subject to tax on interest received from South African sources. However, this exemption does not apply to residents from countries within the CMA (i.e., Namibia, Lesotho, and Swaziland). This limitation for CMA residents was introduced in 1993 along with the exemption in order to protect the tax base before the 2001 introduction of the worldwide tax system.	Exempting South African sourced interest for CMA residents

It is proposed that the limitation applying to residents within the CMA be eliminated as obsolete (possibly subject to conditions). This proposal will also entail the technical realigning of the foreign interest exemption provisions and possibly certain situations in which CMA investment funds are subsequently repatriated to their respective home countries. Other collateral issues to be considered include an anti- avoidance rule that prevents the exemption from applying in the case of debts originating between domestic parties.	Possible improved exchange of information requirements for CMA countries

Government grants and exempt entities

Government grants

In 2003, government grants to Public Private Partnerships (PPP) for infrastructure development became eligible for income tax relief. These tax preferential grants to PPPs were justified only in cases where the physical infrastructure reverts to Government ownership by close of the concession period. It is proposed that tax relief be extended to other entities receiving grants of this nature. It has also come to Government’s attention that the 2003 tax proposals require further refinement, including provision for capital expenditure items associated with physical infrastructure.	Extending preferential tax treatment to entities developing infrastructure on Government property

In addition, private stakeholders may expend their own funds to construct or improve infrastructure on Government’s behalf. However, these stakeholders cannot claim tax depreciation on related expenditure for this form of capital expenditure because, among other reasons, the infrastructure is not technically “owned” by them (i.e.,	Extending tax preferences to private stakeholders

2004 Budget Review

the infrastructure affixes to land that belongs to Government). It is proposed that this form of capital expenditure and related expenses become tax deductible, subject to anti-avoidance concerns.

Financial exchanges and other specialised exempt entities

Revising tax-exempt status of specialised entities	The Income Tax Act currently contains exemptions for specialised entities (such as the JSE Securities Exchange, Chambers of Commerce and social clubs) if approved by the Commissioner subject to regulatory conditions imposed by the Minister. Many of these exemptions currently need review in light of recent legislative changes and past practice. Of special note is the JSE Securities Exchange, which may be subject to overall regulatory change in terms of the impending Securities Services legislation. It is accordingly proposed that the exempt status of these entities be reviewed in law and/or regulation. These changes may provide the Minister with authority to provide for partial exemptions if circumstances so warrant and for rules addressing changes from tax-exempt to taxable status.

Stamp duties

Removal of stamp duties on mortgage bonds

Relief for first-time home owners by removing burdensome financial transaction taxes	Under current law, taxpayers acquiring real property are subject to stamp duty if they incur a mortgage to finance the property acquisition. Hence, the stamp duty creates a second duty on top of the transfer duty for an actual property transfer. The stamp duty is especially inequitable when one considers the fact that most persons of limited means (and first-time home buyers) more heavily rely on mortgage debt to acquire their homes. It is accordingly proposed that the stamp duty on mortgages be repealed from 1 March 2004. The estimated cost of this proposal is R250 million.

Removal of stamp duty on negotiable certificates of deposit (NCDs)

Further reduction of financial transaction taxes	Government continued its gradual elimination of stamp duties on debts in 2003 with the removal of stamp duties on fixed deposits and non-convertible debentures. With the proposed removal of the stamp duty on mortgage debts as outlined above, the only stamp duty on debt remaining is on NCDs. Continued stamp duty solely on this form of debt creates unwarranted economic distortions with the duty being avoided through various forms of arbitrage. It is accordingly proposed that the stamp duty on NCDs be repealed from 1 April 2004, at an estimated cost of R20 million.

Stamp duty on leases

Increasing duties on long- term leases	Transfer duty generally applies when real property rights are transferred, and stamp duty generally applies when real property rights are leased. However, the long-term lease of real property is taxed at vastly lower amounts than the transfer of real property. No economic justification exists for this discrepancy. The stamp and the

Chapter 4: Revenue trends and tax proposals

transfer duties will accordingly be reviewed in order to close this arbitrage opportunity in respect of long-term leases.

Stamp duties also raise enforcement concerns. Parties to an agreement, especially a lease, often fail to stamp their documents or only stamp their documents when an aggrieved party wishes to initiate litigation. The current penalty for this form of late stamping fails to act as a deterrent because the maximum penalty is often insufficient in relation to the total stamp duty owed. Late stamping allows an agreement to become enforceable with retrospective effect. Measures will accordingly be introduced to prevent these abuses and to align the penalty structure with other Acts.	Increasing penalties and enforcement of stamp duties on agreements

Indirect tax proposals

Excise duties on tobacco products

For the past seven years, the excise duties on tobacco products were aimed at effecting a total indirect tax incidence of 50 per cent of the retail selling price of the most popular brands. Evidence clearly suggests that this tax incidence has contributed towards Government’s policy of discouraging the consumption of tobacco products. However, the policy of raising retail prices of tobacco products through an excise tax intervention must be balanced against the risk of smuggling and production of counterfeit cigarettes.	Total tax burden on tobacco products increases from 50 per cent to 52 per cent of retail selling price

In an attempt to reinforce the efforts of the Department of Health, it is proposed to increase the total indirect tax incidence (i.e excise duties and VAT) on tobacco products to 52 per cent with immediate effect. In order to provide certainty to the industry, Government proposes to maintain the 52 per cent tax incidence target for three fiscal years.	The new 52 per cent incidence will remain for three years

The proposed increases in excise duties on tobacco products are expected to raise about R794 million in additional revenue in 2004/05. Based on the current retail selling prices of the most popular brands of tobacco products, the 52 per cent total tax incidence target translates into the following proposed excise duty increases:	Increase in excise duties on tobacco products will raise an additional R794 million

•	Cigarettes	16,55 per cent to R4,53 per 20 cigarettes

•	Cigarette tobacco	11,70 per cent to R139,04 per kg

•	Cigars	15,67 per cent to R1 233,04 per kg

•	Pipe tobacco	17,30 per cent to R68,32 per kg.

Excise duties on alcoholic beverages

Adjustments in the excise duties of alcoholic beverages are based on a targeted total tax burden (excise duties and VAT), expressed as a percentage of the weighted average retail selling prices of spirits, clear beer and wine respectively. Currently, the tax burden on spirits, clear beer and wine is approximately 38, 32 and 18-19 per cent, respectively. Government in consultation with stakeholders has agreed to target a total tax burden as a percentage of the weighted average retail selling price for spirits, clear beer and wine of 43, 33 and 23 per cent. This will be phased in over three years.	Real increase in excise duties on alcoholic beverages

2004 Budget Review

Table 4.10 Changes in specific excise duties, 2004/05

			Estimated
		Proposed	additional	Change in excise duty
	Current excise	excise duty	revenue
Product	duty rate	rate	R million	Nominal	Real

Malt beer	R28,19c / litre of	R30,73c / litre of	303,2	9,0%	3,8%
	absolute alcohol	absolute alcohol
	(47,9c / average	(52,24c / average
	340ml can)	340ml can)
Traditional African beer	7,82c / litre	7,82c / litre	–	0,0%	-5,2%
Traditional African beer powder	34,7c / kg	34,7c / kg	–	0,0%	-5,2%
Unfortified wine	89,6c / litre	117,1c / litre	98,2	30,7%	25,5%
Fortified wine	200,7c / litre	232,87c/ litre	10,6	16,0%	10,8%
Sparkling wine	252,6c / litre	323,32c / litre	6,0	28,0%	22,8%
Ciders and	143,6c / litre	153,74c / litre	21,0	7,1%	1,9%
alcoholic fruit		(52,27c / average
beverages		340 ml can)
Spirits	R40,38c / litre of	R45,84c / litre of	220,3	13,5%	8,3%
	absolute alcohol	absolute alcohol
	(R13,02c / average	(R14,78 / average
	750ml bottle)	750ml bottle)
Cigarettes	388,5c / 20	452,8c / 20	730,7	16,6%	11,4%
	cigarettes	cigarettes
Cigarette tobacco	622,4c / 50g	695,17c / 50g	0,4	11,7%	6,5%
Pipe tobacco	145,6c / 25g	170,79c / 25g	61,7	17,3%	12,1%
Cigars	2452c / 23g	2836c / 23g	0,7	15,7%	10,5%

Three year phase-in of benchmark tax burden	The proposed increases in the excise duties for the different types of alcoholic beverages, with immediate effect, are as follows:

	•	Natural unfortified wine	30,7 per cent
	•	Sparkling wine	28,0 per cent
	•	Fortified wine	16,0 per cent
	•	Spirits	13,5 per cent
	•	Clear/malt beer	9,0 per cent
	•	Alcoholic fruit beverages	7,1 per cent

Excise duties on Traditional African Beer and beer powder will remain unchanged. Alcohol excises will raise approximately R660 million in additional revenue in 2004/05.

General fuel levy

Real increases in fuel levies although total tax burden remains below 40 per cent	It is proposed that the general fuel levy on petrol and diesel be increased by 10 cents per litre to R1,11 and R0,95 per litre respectively with effect from 7 April 2004. This increase will be a first step towards narrowing the fuel tax differential between petrol and diesel.

Diesel rebate for primary producers increased by 10c/litre	To minimise the impact on primary producers of the proposed increases, the diesel fuel concession to such producers (agriculture, forestry and mining) will be increased from 31,6 per cent (26,86 cents

Chapter 4: Revenue trends and tax proposals

per litre) to 38,8 per cent (36,86 cents per litre) of the general fuel levy on diesel. This concession will take effect from 7 April 2004.

The proposed increase in the fuel levy will raise approximately R900 million in additional revenue for 2004/05.

Liquid petroleum gas (LPG) is being used in South Africa for transport purposes as a substitute for either petrol or diesel. Although the environmental advantage of LPG is given as a reason for its use, the main reason appears to be the lower price of LPG stemming from the absence of a fuel levy. However, recent studies suggest that LPG has no real environmental benefits over alternative clean fossil fuels, such as unleaded petrol or low-sulphur diesel used in vehicles with catalytic converters. The significant fuel tax differentiation in favour of LPG therefore cannot be justified. Accordingly, it is appropriate to subject LPG used for transport purposes to all the transport fuel related levies. The administrative feasibility of this will be investigated during the next few months.	Investigate possible transport fuel levies on LPG for 2005/2006

Road Accident Fund levy

In order to adjust for the impact of inflation and to assist the Road Accident Fund to implement a restructuring programme and begin to reduce its accrued deficit, the Road Accident Fund levy on petrol and diesel will be increased by 5 cents per litre with effect from 7 April 2004. Further increases of 5 cents per litre in April 2005 and April 2006 are proposed, subject to the Board of the Fund taking decisive action to put it on a sustainable financial footing, taking into account recommendations of the Satchwell Commission.	Increase Road Accident Fund levy by 5 cents a litre

Table 4.11 Total combined fuel levy on leaded petrol and diesel, 2002/03 – 2004/05

	2002/03		2003/04		2004/05

	93 Octane		93 Octane		93 Octane
	petrol	Diesel	petrol	Diesel	petrol	Diesel

General fuel levy	98,0	81,0	101,0	85,0	111,0	95,0
Road Accident Fund levy	18,5	18,5	21,5	21,5	26,5	26,5
Customs and Excise levy	4,0	4,0	4,0	4,0	4,0	4,0
Equalization Fund levy	–	–	–	–	–	–
Illuminating Paraffin marker	–	0,2	–	0,2	–	0,2
Total	120,5	103,7	126,5	110,7	141,5	125,7
Pump price: Gauteng (as in June)[1]	419,0	383,2	361,0	315,9	378,0	345,0
Taxes as % of pump price	28,8%	27,0%	35,0%	35,0%	37,4%	36,4%

1.	For 2004/05, the pump price is listed as of January 2004.

Ad valorem customs and excise duties

An ad valorem duty exemption currently applies to vehicles with a carrying capacity of at least ten persons. Although this exclusion was intended to benefit only minibus taxis, the exemption unintentionally applies to other vehicles. It is accordingly proposed that the minimum carrying capacity be increased to at least fifteen persons with effect from 1 April 2004. Once the taxi re-capitalisation programme is	Ad valorem duty exemption applies only to vehicles seating 15 or more persons

2004 Budget Review
implemented, an increase in the carrying capacity exemption to a minimum of eighteen persons will be considered.

Abolish ad valorem duties on recorded music, magnetic stripes and printers	In the 2003 Budget, ad valorem customs and excise duties on computers and some printers were removed. It is now proposed to remove duties on all computer printers, recorded and prepared unrecorded media (including magnetic tapes and stripes), certain cosmetic products, print film, photo copying apparatus and watches and clocks (see annexure C) with effect from 1 April 2004.

Value-added tax amendments

VAT and transfer duty

The VAT and transfer duty have been linked to minimise and/or prevent the likelihood of double taxation. The current provisions that link the VAT to the transfer duty result in certain inequities and will therefore be reviewed.

Measures to enhance tax administration

Enhanced tax administration is achieved through a balanced approach of improving enforcement and easing compliance. The following proposals are designed to promote both of these goals.

Improving compliance

Improving information quality

Cross-referencing information collected from third parties	SARS will develop, test and implement procedures to improve the reliability of information from third parties. The aim is to utilise existing data warehousing and data mining systems to cross reference information collected from third parties and to reduce information requested from individual taxpayers. Consideration will also be given to extending tax reporting requirements to other third parties. This latter initiative may require minor legislative amendments.

General administration

Required reporting of changes in mailing address	Taxpayers are not required to inform SARS of changes in personal details, especially changes in mailing addresses. This failure creates an administrative burden for SARS, and it is proposed that taxpayers be required to inform SARS of any changes in this regard.

New filing season campaign and extension policy	SARS will build on its successful 2003 filing season by launching an intensive taxpayer education campaign in 2004. These measures will be balanced with initiatives to simplify tax returns and a more stringent extension policy aimed at curtailing unreasonable delays in submitting returns.

Regulation of tax practitioners	In late 2002, SARS issued a discussion paper regarding the proposed registration of tax practitioners. Numerous comments were received from the legal and accounting professions. The most appropriate

Chapter 4: Revenue trends and tax proposals

mechanism of regulation is being considered along with possible incorporation into legislation.

Corporate compliance

The low effective tax rates in specific sectors of the economy have continued to act as a catalyst for discussions between SARS and these sectors to understand the causes of the low rates and to collaborate in addressing them. As an example, the banking sector has agreed to look into its effective tax rate following discussions with SARS. Discussions with this and other sectors have yielded fruitful results but much remains to be done.

The low effective tax rates in certain sectors essentially transfer the costs of infrastructure and government services that the sectors depend on to others. This approach to doing business is unsustainable. It should become the active concern of CEOs, chairpersons and members of company boards who must increasingly make tax compliance and the effective tax rates paid by their companies a central issue in corporate governance.

Real property transactions involving residential property holding entities and foreigners

Two years ago, measures were introduced to prevent the use of residential property holding entities as instruments to avoid transfer duty. Under these measures, the change of ownership in a residential property holding entity became subject to transfer duty as if the ownership transfer directly involved residential property. It appears that these enforcement measures are still insufficient (especially when ownership changes hands between foreign parties) because the usual reporting mechanism for transfer duty does not apply. In order to protect the transfer duty base further, it is proposed that special reporting requirements be added for third parties involved in these transactions.	Special reporting requirements for selling domestic residential property holding entities

Enforcement problems also exist in terms of capital gains tax in respect of disposals by foreign parties. Foreign parties disposing of domestic real estate are subject to tax on capital gains, including sales of companies mainly holding domestic real estate. However, no effective enforcement mechanism exists to collect this tax. It is proposed that a capital gains withholding requirement be imposed to ensure proper collection from foreign persons.	Withholding requirement with respect to real estate transactions involving foreigners

Easing compliance

Simplification of forms and procedures

SARS is committed to improving service delivery for tax return filers and will introduce two new individual income tax returns in 2004 – a simplified return for basic salary earners and a second return for salaried individuals with various forms of passive income.	New simplified returns for employees

2004 Budget Review

One-stop service centre for corporate clients	The project to transform the existing Corporate Tax Centre into the SARS Corporates’ Office (SCO) was launched in 2002. The SCO will provide comprehensive coverage (pre-filing, filing, risk assessment, compliance inspections and examinations) for all taxes imposed on companies. The SCO will be established through a phased approach in 2004/05. These services will ensure compliance and reduce the corporate tax gap.

Single business registration number	SARS will continue to explore with other Government departments, the necessity of a single business number (SBN) that will provide a single point of access for information on business across all Government departments. Security of information will be increased and record keeping will be more efficient. For SARS, this new number would mean broadening the tax base in order more easily to register businesses for related taxes, including VAT, PAYE, Skills Development Levy and Unemployment Insurance Fund contributions.

Advance rulings possible underpinned by legislation	As stated in the 2003 Budget, SARS has been actively reviewing the possibility of introducing formal advance rulings, including the release of a comprehensive discussion document for public comment by 27 February 2004. The proposed advance ruling system is aimed at providing taxpayers with certainty as to the tax consequences of certain complex transactions. To the extent required, legislation will be developed during 2004.

Introducing e-stamping system	The current system of purchasing adhesive stamps as proof of purchase for enforcement of the stamp duty is anachronistic. It is accordingly proposed that an e-stamping system be introduced.

Fiscal and administrative measures in support of small business (SMMEs)

As illustrated in the accompanying textbox, Government has evidenced a long-standing commitment to dealing with small business concerns. Renewed focus this year is on improved administration.

VAT retail system scheduled for introduction in 2004	First, the VAT retail scheme is scheduled for introduction in 2004. This scheme will provide a practical alternative for calculating the VAT liability if the vendor does not have a cash register that can distinguish between zero and standard rated sales. The VAT retail scheme will simplify compliance and administration for many retail small businesses that sell both standard and zero-rated goods.

Task team to review small business tax concerns	Second, small businesses continue to have general administrative concerns, such as understanding SARS’ requirements, submitting returns and time spent dealing with SARS. In recognition of these concerns, a task team of academics, representatives from various government departments and the private sector (including small businesses) will be established to review administrative aspects of small business interactions with SARS.

Chapter 4: Revenue trends and tax proposals

Measures in support of SMMEs

Tax policy changes

•	Incentives for small business companies: Small companies with a turnover of less than R5 million qualify for a 15 per cent income tax rate on the first R150 000 of taxable income as well as immediate expensing for plant and machinery.

•	CGT incentives for the disposal of small business assets: Taxpayers receive a one-time exclusion for the first R500 000 of capital gains for the disposal of small business assets within a two-year period.

•	Start-up expenses: Costs incurred before commencement of trade are now deductible from the first year that trading commences. In addition, provision is made for a double deduction of start-up costs up to R20 000.

•	Deferral for business reinvestment: Taxpayers can now defer gains/ income on the sale of business assets if they fully reinvest the sale proceeds in other business assets.

•	Increased mandatory VAT threshold: The mandatory VAT registration threshold increased from R150 000 to R300 000 in 1999 to ease the compliance burden of small businesses.

•	Cash basis (for VAT purposes) for individual investors: Small businesses registered as individuals can choose to register on the payment basis if sales are less than R2,5 million per annum.

Administration

•	Easing of the compliance burden: SARS has reviewed the application of the penalty provisions, introduced colour-coded tax forms and reduced the number of returns that must be filed with respect to different tax instruments.

•	Service Monitoring Office (SMO): Aggrieved taxpayers can now seek assistance from the SMO if they are not satisfied with the service provided to them at SARS branch offices. This office is especially useful for small businesses.

•	Dispute resolution processes: Provision has been made for formal and informal dispute resolution. The dispute resolution process will provide for time periods for both SARS and tax-payers within which each step of the process must be completed. Informal dispute resolution is a form of dispute resolution other than court litigation, which is less formal and adversarial as well as more cost effective in resolving a dispute with SARS.

•	Tax guidance: A tax guide for small businesses has been published by SARS.

Trade facilitation – VAT deferment

The deferment of VAT payable on imports intended for re-export applies only to goods stored inside bonded warehouses. Hence, as protective customs duties are phased out, fewer goods are kept in bonded warehouses, thereby eliminating VAT deferment opportunities. Such VAT payments result in cash-flow problems for businesses. Consideration is being given to remedy the cash-flow impact of VAT payments on duty-free goods intended for re-export. The removal of tax barriers in this area is important in order to facilitate South Africa’s growth as a distributional hub to the rest of Africa.	VAT deferment for duty-free goods intended for re-export

Customs transformation

The Customs transformation project aims to optimise revenue collection, facilitate South African trade as well as provide accurate and timely trade statistics. The transformation process involves the following:

2004 Budget Review

•	Enhanced recruiting to address critical staffing requirements

•	Improved technology integration between the Customs and Revenue offices

•	Improved facilitation of intergovernmental information transfers

•	The creation of effective transactional interfaces with commercial traders

•	The provision of an in-depth policy document for a revised customs act

•	Improved customs accreditation, including the effective management of accredited clients, tracking and managing client compliance records, accrediting compliant importers and exporters as well as improving training and stakeholder education.

5

Asset and liability management

Government’s management of its debt and financial assets has changed immeasurably since 1994. South Africa has established itself as a credible and competitive borrower in both the domestic and international capital markets. This is reflected in the numerous ratings upgrades received since 1994 and continued interest from a diverse range of investors. Sound debt management has deepened domestic capital markets, contributing towards reducing debt service costs from 5,7 per cent of GDP in 1998/99 to below 4 per cent at present. The level of Government debt now stands at 36,8 per cent of GDP, with foreign debt making up 5,8 per cent of GDP, both well within appropriate prudent limits.

Restructuring of state assets has reinforced governance and improved the balance-sheets of the major state-owned entities and has contributed R24,8 billion to the fiscus for reduction of Government’s debt. Prudent cash management has contributed more than R8,0 billion to interest revenue since 1994.

Introduction

The domestic bond market performed favourably in 2003, providing good returns to investors and reducing Government’s average borrowing costs. Contributing factors included prudent macroeconomic policy, a recovery in the external value of the currency and declining inflation. Well-balanced issuance of bonds and the diversification of funding instruments further contributed to lower interest rates.	Prudent macroeconomic policy, strong currency and declining inflation lead to strong bond performance

The relative safe-haven status of South Africa ensured continued demand for South Africa’s foreign bonds. Foreign debt costs decreased, benefiting from the relative stability in emerging markets following a turbulent period between 1998 and 2001. The South African global euro ten-year bond on average traded 3,29 percentage points lower than the Emerging Market Bond Index in 2003. South Africa’s sovereign credit ratings continue to improve on the strength of solid and sustained macroeconomic management. South Africa received credit rating upgrades from Standard and Poor’s, Fitch Rating Agency and Rating and Investment Information Inc. during 2003.	South African foreign debt performs well

2004 Budget Review

This chapter provides a brief overview of developments in debt management since 1994, then discusses Government’s debt management strategy, the performance of South African bonds in domestic and foreign markets, and projections of state debt service costs. It includes a profile of Government’s debt portfolio and an update on asset management.

Evolution of debt management since 1994

Debt management strategy builds credibility for Government	The debt management strategy aims at reducing borrowing costs and risk through increasing liquidity, managing maturity profiles, diversifying funding instruments, increasing transparency and information flows and building credibility among market players. The Treasury has also improved alignment of financing strategies among state owned entities, and coordination with the South African Reserve Bank over cash management, monetary policy and reserves.

Marketing of government debt through primary dealers was introduced in 1998, which improved liquidity and reduced the refinancing risk of Government. Since 2000, the strategy has evolved from developing the capital market to reducing debt service cost subject to acceptable risk levels. To improve liquidity, a debt consolidation programme consisting of switches and buy-backs was introduced in 2002. To date, illiquid bonds amounting to R43,8 billion have been switched into benchmark bonds and R4,6 billion illiquid bonds were repurchased. The majority of these had high coupons and the subsequent debt consolidation resulted in savings on debt service cost.

Diversified funding instruments introduced	The National Treasury has also diversified the funding instruments available from fixed income bonds and treasury bills to inflation- linked bonds, variable rate bonds and retail bonds. Furthermore, Government has provided a stripping facility that allows investors to acquire zero coupon bonds from fixed income bonds.

Considerable progress has been made in improving cash management since 1994. The tax and loan account system which enables Government to earn interest on surplus cash has, to date, contributed R8,0 billion to interest revenue. Improved forecasting of cash flows resulted in the Exchequer Account balances with the SA Reserve Bank, on which no interest is earned, reducing from a monthly average of R3,0 billion in 1995 to R100 million in 2003. In 2000, an intergovernmental cash coordination initiative was introduced, enabling Government to utilise surplus cash of Provinces.

Fiscal policy and improved debt management strategies contributed to a decline in Government net loan debt from a high of 48,1 per cent of GDP in 1996/97 to a projected 38,0 per cent of GDP in 2004/05, accompanied by a decline in debt service costs from 5,7 per cent of GDP in 1998/99 to a projected 3,8 per cent by 2004/05 as illustrated in figure 5.1. The yield on a ten-year domestic government bond declined from 14,5 per cent in 1994 to 9,7 per cent in 2003.

Figure 5.1 Government debt service costs as a percentage of GDP

After South Africa re-entered the international capital markets in 1994, credit ratings were assigned by Standard and Poor’s, Fitch, Moody’s and Rating and Investment Information Inc. Both Standard and Poor’s and Fitch rated South Africa as speculative grade (BB), whereas Rating and Investment Information Inc. and Moody’s rated the country as investment grade BBB and Baa3, respectively. Since then Standard and Poor’s and Fitch have upgraded South Africa three times to BBB, and Rating and Investment Information Inc. and Moody’s upgraded the sovereign debt once to BBB+ and Baa2, respectively. Moody’s has placed RSA on positive review in 2003. Table 5.1 shows South Africa’s sovereign credit rating history since 1994.	Credit ratings continue to improve

Table 5.1 Sovereign credit ratings for the period, 1994 – 2003

Standard and
Year	Moody’s	Poor’s	Fitch	R & I

1994	Baa3	BB	BB	BBB
1995	Baa3	BB+	BB	BBB
1996	Baa3	BB+	BB	BBB
1997	Baa3	BB+	BB	BBB
1998	Baa3	BB+	BB	BBB
1999	Baa3	BB+	BB	BBB
2000	Baa3	BBB-	BB+/BBB-[1]	BBB
2001	Baa2	BBB-	BBB-	BBB
2002	Baa2	BBB-	BBB-	BBB
2003	Baa2	BBB	BBB	BBB+

1.	Fitch upgraded RSA twice in 2000.

In 1994, the Government issued a US$750 million 5-year bond with a coupon of 9,625 per cent. Over time, the creditworthiness of the country has steadily improved with the result that the last debt issuance, the global euro 1,25 billion, had a coupon of only 5,25 per cent and a maturity of 10 years. Since re-entering the international capital markets, South Africa has established itself as a credible borrower, widening the investor base. The demand for the country’s debt now extends to longer-term (30 year) debt.	Credibility in global capital markets well established

2004 Budget Review

Debt management strategy

Further diversification of funding instruments	In line with the debt management objective of reducing debt service costs subject to acceptable risk levels, the Treasury has diversified its funding instruments through the issuance of inflation-linked bonds, variable rate and fixed income single maturity bonds. Inflation-linked bonds provide investors with the opportunity to match their long-term assets and liabilities, while fixed income bonds provide a longer duration asset. While bonds issued in 2003/04 varied in their maturity dates, most were concentrated in the short- to medium-term areas.

Government’s debt management strategy also aims to dispense with losses on the Gold and Foreign Exchange Contingency Reserve Account. Since 1998, foreign debt management concentrated on the elimination of the Net Open Foreign Position (NOFP) of the Reserve Bank, which amounted to US$23,2 billion. The NOFP now reflects a positive value and foreign debt management will mainly focus on the refinancing of maturing foreign loans and the financing of arms procurement disbursements in the years ahead. The management of interest rate risk, currency risk and credit risk remains an integral function of Government’s borrowing strategy.

Developments in South Africa’s debt market

Domestic bond market developments

Bond yields continue to decline	After domestic inflation peaked in the last quarter of 2002, yields on government bonds declined significantly in expectation of lower interest rates in 2003. The yield of the R153 (13,0%; 2009/10/11) bond declined by 2,4 per cent from 11,9 per cent at the end of September 2002 to 9,5 per cent on 31 May 2003. Yields continued to decline as the strength of the rand positively influenced inflation and interest rate expectations. Between June and December 2003, the South African Reserve Bank’s repo rate declined by 5,5 percentage points. By the end of December 2003, benchmark government bond yields had reached historically low levels across the yield curve.

Figure 5.2 Turnover in the domestic bond market, rand/US$ exchange rate and R153 bond yield

Chapter 5: Asset and liability management

In 1995 the turnover on the Bond Exchange of South Africa (BESA) was R2,3 trillion. During 2003, the turnover on BESA was R10,7 trillion, which is R1,0 trillion less than the previous year. The decline in money market rates and positive sentiment in the bond market were reflected by the downward shift of the whole yield curve, resulting in lower interest rates.	Bond market turnover R10,7 trillion in 2003

Figure 5.3 Government, corporate and state owned entities net domestic bond issues

In contrast to fixed income bonds, real yields on inflation-linked bonds remained stable in the declining interest rate environment. The real yield on the R189 inflation-linked bond (maturing in March 2013) was 3,96 per cent at the end of December 2003, compared to 3,99 per cent on 31 December 2002.	Real yields remained stable in 2003

The net supply of bonds by corporate and state owned entities increased by R35,6 billion in 2003 as they took advantage of lower interest rates and the reduced supply of government debt.	Corporate bond issues continue to increase

Table 5.2 Turnover in domestic bonds, 2002 and 2003

	2002	2003

Bond	Turnover	Nominal	Market	Turnover
R billion	ratio[1]	issues	turnover	ratio[1]

R150 (12,0%; 2004/05/06)	61,2	79,3	3 831,8	48,3
R153 (13,0%; 2009/10/11)	30,6	91,3	3 058,9	33,5
R157 (13,5%; 2014/15/16)	25,0	50,8	1 010,4	19,9
R186 (10,5%; 2025/26/27)	17,6	29,2	299,8	10,3
R189 (CPI 6,25%; 2013)	2,9	14,4	12,9	0,9
R194 (10,0%; 2007/08/09)	21,5	58,5	1 560,6	26,7
R197 (CPI 5,5%; 2023)	2,3	8,8	19,8	2,3
R201 (8,75%; 2014)	–	10,9	53,6	4,9

1.	Turnover ratio represents the market turnover divided by the nominal outstanding issue of a bond.

2004 Budget Review

The turnover ratios of Government benchmark bonds are summarised in table 5.2. The R150 bond remains the most liquid bond followed by the R153. Liquidity in the R194 has also increased.

Development of municipal bond market	The recent enactment of the Municipal Finance Management Act will create a market for municipal borrowing, ushering in a new player in the bond market. It is expected that some large municipalities will issue bonds in the near future, facilitated by the Municipal Finance Management Act and its underlying policy framework. The Act makes provision for short- and long-term borrowing, sets conditions, allows for the provision of security by municipalities and prescribes disclosure requirements. Borrowing by municipalities will be without National or Provincial government guarantees.

Active participation by foreign investors	Foreign investors continued to participate actively in the domestic capital market and took advantage of the declining yield curve by selling domestic bonds by a net amount of R8,1 billion during 2003.

South African foreign bonds in the international capital markets

Stable economy benefited South Africa’s foreign bonds	Record low interest rates in the US, Europe and Japan, a depreciating US dollar and the relative stability in emerging economies during 2003/04 encouraged investors to invest in emerging market bonds which benefited South Africa’s foreign paper. The spreads on Government’s foreign bonds were supported by prudent macroeconomic policies and the improved credit ratings.

In May 2003, Government issued a euro 1,25 billion 10-year global bond maturing in May 2013. Although the spread on this bond widened after the bond was launched, it has since returned to a level closer to its original price at 1,5 percentage points above the equivalent German Treasury 10-year bond (bund).

Table 5.3 Foreign bonds performance, 28 January 2004

				Issue	Current
Bond	Coupon			spread	spread
Million	%	Issue date	Maturity date	bps[1]	bps[1]

US Dollars
300	8,375%	October 1996	October 2006	195	102
1 500	9,125%	May 1999	May 2009	362	141
1 000	7,375%	April 2002	April 2012	240	145
500	8,500%	June 1997	June 2017	275	162
Euro
300	7,000%	October 1999	October 2004	250	52
500	6,750%	May 1999	May 2006	328	91
500	7,000%	April 2001	April 2008	272	103
1 250	5,250%	May 2003	May 2013	142	150

1.	Spreads (percentages) are quoted relative to underlying international benchmark bonds. One basis point (bp) is 0,01 of a per cent.

Growing demand for rand- denominated bonds abroad	Alongside the growing market for South African foreign bonds, there exists a market in rand-denominated bonds in international markets.

Chapter 5: Asset and liability management

The eurorand bond market has, since its inception in September 1995, grown to a current nominal outstanding value of R196,8 billion, with maturities up to 35 years. During 2003, the nominal value of maturing eurorand bonds was R4,3 billion, while new issues amounted to R1,9 billion. The issuance of rand-denominated bonds by highly rated institutions creates a demand for rands in international foreign exchange markets and also supports demand for domestic bonds. Figure 5.4 sets out eurorand bond market issues and redemptions from 1995 to 2003.

Figure 5.4 Eurorand bond market issues and redemptions

Net borrowing requirements

Government’s net borrowing requirement is the sum of the budget deficit, extraordinary receipts and payments. Table 5.4 sets out the net borrowing requirement for 2002/03, a revised estimate for 2003/04 and estimates for the MTEF period.

Table 5.4 Net borrowing requirement, 2002/03 – 2006/07

	2002/03	2003/04		2004/05	2005/06	2006/07

R million	Outcome	Budget	Revised	Medium-term estimates

Budget deficit	13 021	29 506	31 385	41 948	44 388	45 056
Extraordinary receipts (net of book profit)	-8 169	-6 341	-889	-2 742	-2 567	-121
Extraordinary payments	7 971	7 000	7 443	7 000	7 000	–

Total	12 824	30 165	37 939	46 206	48 821	44 935
Excludes: Book profit	81	–	–	–	–	–

In 2003/04, provision was made for extraordinary receipts of R6,3 billion comprising of proceeds from the restructuring of state owned entities (R5,0 billion) and premiums on loans issued for financing (R1,3 billion). Proceeds from restructuring of state owned entities are revised downward to R8 million, emanating from overflows from the Telkom IPO in 2002/03. In addition, extraordinary receipts are reduced by R556,3 million to adjust for dividends classified as restructuring proceeds in 2002/03.	Extraordinary receipts of R889 million in 2003/04

2004 Budget Review
Provision is made for extraordinary receipts of R2,7 billion in 2004/05, R2,6 billion in 2005/06 and R0,1 billion in 2006/07. Proceeds from the restructuring of state owned entities of R2,5 billion are included in both 2004/05 and 2005/06. The remaining amounts represent premiums on the issuance of bonds for financing.

Extraordinary payments of R7,4 billion in 2003/04	Extraordinary payments in 2003/04 are estimated to increase by R443,3 million. This mainly provides for the takeover of the National Housing Board loans (R276,6 million) and premiums paid on source bonds issued in switches for monetary management purposes (R160,5 million).

R7,0 billion nil coupon bonds to the SARB in 2004/05 and 2005/06	Provision is made for the payment of R7,0 billion in 2004/05 and 2005/06 to the Reserve Bank in terms of the Gold and Foreign Exchange Contingency Reserve Account Defrayal Act (No. 4 of 2003). These payments go towards settling realised losses on the Gold and Foreign Exchange Contingency Reserve Account.

Table 5.5 Financing of net borrowing requirement, 2002/03 – 2006/07

	2002/03	2003/04		2004/05	2005/06	2006/07

R million	Outcome	Budget	Revised	Medium-term estimates

Domestic short-term loans (net)	4 214	6 000	6 000	6 000	8 000	8 000
Domestic long-term loans (net)	-3 017	9 297	26 081	34 328	30 739	32 590
Loans issued for financing (net)	-6 940	2 297	18 925	27 328	23 739	32 590
New loans	15 550	29 280	46 130	57 526	55 014	60 363
Discount on issue of new loans	-355	-544	-647	-3 666	-4 505	-4 622
Scheduled redemptions	-21 625	-26 439	-26 558	-26 532	-26 770	-23 151
Buy-backs (net of book profit)	-510	–	–	–	–	–
Loans issued for switches (net)	270	–	-120	–	–	–
New loans	7 675	7 000	10 167	7 000	7 000	10 000
Discount on issue of new loans	-247	–	-116	–	–	–
Loans switched (net of book profit)	-7 158	-7 000	-10 171	-7 000	-7 000	-10 000
Loans issued for extraordinary purposes (net)	3 653	7 000	7 276	7 000	7 000	–
New loans	7 653	7 000	7 276	7 000	7 000	–
Buy-backs	-4 000	–	–	–	–	–
Foreign loans (net)	14 310	11 768	1 150	5 878	10 082	4 346
Market loans	11 039	9 310	10 657	7 400	8 100	8 910
Export credit facilities	4 881	5 277	3 876	4 675	4 229	4 343
Discount on issues of new loans	-226	–	-81	–	–	–
Redemptions (including revaluation of loans)	-1 384	-2 819	-13 302	-6 198	-2 247	-8 908
Change in cash and other balances[1]	-2 683	3 100	4 708	–	–	–
Opening balance	7 047	9 600	11 208	6 500	6 500	6 500
Cash balance	6 549	9 600	9 730	6 500	6 500	6 500
Outstanding transfers	495	–	–	–	–	–
Surrenders/late requests	1 549	–	1 478	–	–	–
Cash flow adjustment[2]	-1 547	–	–	–	–	–
Closing balance	-9 730	-6 500	-6 500	-6 500	-6 500	-6 500

Total	12 824	30 165	37 939	46 206	48 821	44 935

1.	A positive change indicates a reduction in cash balances.

2.	Represents a reconciliation between actual revenue and actual expenditure against National Revenue Fund flows.

Chapter 5: Asset and liability management

Financing of the net borrowing requirement

Government’s net borrowing requirement is financed through domestic short- and long-term loans, foreign loans and changes in cash balances. Table 5.5 provides information on the financing of government’s net borrowing requirement for 2002/03 and 2003/04, with projections for the period 2004/05 to 2006/07.

For 2003/04, the opening cash balances in the exchequer and tax and loan accounts amounted to R9,7 billion against a 2003 Budget estimate of R9,6 billion. A net amount of R1,5 billion from surrenders and late requests by departments adjusts the opening balance to R11,2 billion. A closing balance of R6,5 billion is projected for 2003/04 and each of the MTEF years.	Opening cash balances and surrenders of R11,2 billion

Table 5.6 shows the volume of outstanding domestic short-term loans. The net increase in short-term loans is R6,0 billion in 2003/04. Treasury bills were issued at a weighted average yield of 10,3 per cent against a budget estimate of 12,1 per cent. It is projected that the treasury bill stock will increase by R6,0 billion in 2004/05 and by R8,0 billion in 2005/06 and 2006/07.	Steady increase in short- term loans

Table 5.6 Domestic short-term loans outstanding, 2002/03 – 2006/07

	2002/03	2003/04	2004/05	2005/06	2006/07

R million	Outcome	Estimate	Medium-term estimates

Treasury bills	23 227	29 227	35 227	43 227	51 227
Shorter than 91 days[1]	1 177	1 177	1 177	1 177	1 177
91 day	17 000	22 850	28 850	36 850	44 850
182 day	5 050	5 200	5 200	5 200	5 200
Other[2]	10	10	10	10	10

Total	23 237	29 237	35 237	43 237	51 237

1.	Mainly 1 day bills issued to the Corporation for Public Deposits.

2.	Loan levies and former Bophuthatswana bonds.

Net domestic long-term loans in 2003/04 are projected to increase by R26,1 billion inclusive of R7,0 billion nil coupon bonds issued to the South African Reserve Bank. The increase in domestic loans of R16,8 billion above budget is as a result of a higher deficit, lower proceeds from restructuring and higher foreign redemptions.	Net increase of domestic bonds by R26,1 billion in 2003/04

Table 5.7 details Government bonds issued for the purposes of financing in 2003/04 up to 31 December 2003. An amount of R36,0 billion in domestic bonds were issued. Fixed income bonds remain the major source of financing with 63,9 per cent of total issuance during the year. Fixed income bonds were issued at a weighted average yield of 9,3 per cent (budgeted 10,2 per cent), while inflation-linked bonds were issued at an weighted average real yield of 3,9 per cent. Of the total amount of bonds issued, primary dealers took up R1,5 billion or 6,5 per cent on a non-competitive basis.	Fixed income bonds issued at an average yield of 9,3 per cent

2004 Budget Review

Table 5.7 Domestic Government bonds issued for financing, 2003/04

As at 31 December 2003	Nominal	% Average
R million	value	yield

Medium-term	20 594
R153 (13,0%; 2009/10/11)	413	8,92%
R189 (CPI 6,25%; 2013)	1 508	3,96%
R194 (10,0%; 2007/08/09)	11 723	9,33%
R199 (floating; 2007)	6 950
Long-term	15 338
R186 (10,5%; 2025/26/27)	1 914	8,65%
R197 (CPI 5,5%; 2023)	3 012	3,96%
R201 (8,75%; 2014)	8 942	9,36%
R202 (CPI 3,45%; 2033)	1 470	3,94%
Amortised interest on zero coupon bonds[1]	45

Total	35 977

1.	The discount on zero coupon bonds is accounted for on an accrual basis. The discount is written off over the life of the bond and provided for annually as interest expenditure. At the same time a corresponding amount is added to new loans received in the National Revenue Fund.

Switches in government bonds of R10,2 billion	Table 5.8 depicts switches in government bonds for 2003/04. The South African Reserve Bank is allowed to convert its current bond portfolio and future nil coupon bonds into cash or short-term interest bearing instruments in terms of an agreement with the National Treasury. As at 6 February 2004, switches of R10,2 billion had been effected. The nominal value of Government’s debt portfolio declined by R120,0 million due to the switch auction transactions in 2003/04.

Table 5.8 Switches in domestic Government bonds, 2003/04

As at 6 February 2004
R million	Source bond		Destination bond

Monetary management purposes		9 723		9 719
	Z016 (nil coupon; 2014)	7 000	R194 (10,0%; 2007/08/09)	6 719
	R194 (10,0%; 2007/08/09)	1 837	R201 (8,75%; 2014)	2 000
	R152 (12,0%; 2006)	886	R201 (8,75%; 2014)	1 000
Portfolio management purposes		447		447
	SP05 (12,0%; 2004/05/06)	447	R150 (12,0%; 2004/05/06)	447

Total		10 171	Total	10 166
Excludes: Book profit		–	Includes: Discount	116

In addition to Government’s bond issues and switches with the market, the Reserve Bank sold R2,6 billion of bonds from their monetary management portfolio into the market and entered into bond switches of R7,6 billion.

Foreign loan issues of R14,6 billion	Foreign loan issues during 2003/04 are set out in table 5.9. In 2003/04, provision was made for foreign loans of R14,6 billion, including R5,3 billion for arms procurement. To date, R14,0 billion has been issued in the foreign market. It is anticipated that a further R505,6 million will be drawn on the arms procurement loan agreements.

Chapter 5: Asset and liability management

Table 5.9 Foreign loan issues, 2003/04

As at 31 December 2003
R million

Market sales	10 638
Euro Global Bond 2013 (5,25%)	10 638
Concessionary: World Bank Loan	15
Export credit (Arms procurement)	3 372
AKA-Commerzbank (Submarines)	1 366
AKA-Commerzbank (Corvettes)	832
Societe Generale (Corvettes)	198
Mediocredito Centrale (L.U.H.)	54
Barclays (Hawk / Gripen)	922

Total	14 025
Includes: Discount	81

Government entered into a US$15 million World Bank loan to provide financial and technical support for municipalities to implement wide-ranging financial reforms including three-year budgeting, improved financial reporting systems and to improve their capacity with regard to service delivery.	World bank loan to implement municipal financial reforms

Total foreign loans, inclusive of disbursements on arms procurement loan agreements, equivalent to US$1,6 billion, US$1,5 billion and US$1,5 billion are to be issued over the MTEF period.

Loan redemptions

Table 5.10 sets out scheduled loan redemptions for 2002/03 and 2003/04, as well as medium-term estimates for 2004/05 to 2006/07.

Total loan redemptions amounted to R39,9 billion in 2003/04, R10,6 billion higher than anticipated at the time of the 2003 Budget. Foreign loan redemptions were R10,5 billion higher than the budgeted amount of R2,8 billion due to the early redemption of the $1,5 billion syndicated loan due in July 2004. The redemption of the syndicated loan was primarily refinanced from the domestic market. Loan redemptions of R32,7 billion are projected for 2004/05, including R6,2 billion in foreign loan redemptions.	Loan redemptions of R39,9 billion in 2003/04

Table 5.10 Loan redemptions, 2002/03 – 2006/07

	2002/03	2003/04		2004/05	2005/06	2006/07

R million	Outcome	Budget	Revised	Medium-term estimates

Government bonds	26 034	26 389	26 426	26 398	26 669	23 070
Former Namibian debt	50	9	9	65	61	79
Former regional authorities debt	50	40	124	69	40	2
Foreign loans	1 384	2 819	13 302	6 197	2 247	8 908
Principal	1 373	951	16 799	4 006	1 204	5 762
Revaluation	11	1 868	-3 497	2 191	1 043	3 146

Total	27 518	29 257	39 861	32 729	29 017	32 059

Excludes:
Book profit	81	–	–	–	–	–
Source bonds in switch auctions	7 158	7 000	10 171	7 000	7 000	10 000

2004 Budget Review

Financing proposals for 2004/05

Net borrowing of R46,2 billion in 2004/05	The net borrowing requirement for 2004/05 is estimated at R46,2 billion. This amount will be financed by net increases in short-term loans of R6,0 billion, R34,3 billion in domestic long-term loans and R5,9 billion in foreign loans. The increase in domestic long-term loans includes the R7,0 billion nil coupon bonds to be issued to the South African Reserve Bank. Treasury bill issues will primarily be in the 91-day area but other term issues will also be considered depending on market demand.

Continued funding in benchmark bonds	Domestic long-term loans issues in 2004/05 will be concentrated in the existing fixed income benchmark bonds (the R194, R153, R201, R157 and the R186), inflation-linked bonds (the R198, R189, R197, and the R202) and the floating rate bond (R199).

New fixed income bonds	Provision has been made for the issuance of two new single maturity fixed income bonds, maturing in 2017 and 2018, respectively. No new inflation-linked bonds will be issued in 2004/05.

Introduction of retail bonds	Government will issue retail bonds in the first quarter of 2004/05. The objective of the issuance of retail bonds is to encourage ordinary wage earners to save, while providing Government with another source of funding.

Foreign capital market issuance equivalent to US$1,0 billion	The equivalent of US$1,0 billion is to be raised in foreign capital markets in 2004/05. These funds will be utilised to refinance maturing foreign loans. In addition, US$0,6 billion pertaining to the arms procurement credit facilities are scheduled to be drawn.

State debt cost

State debt cost declines to 3,6 per cent of GDP by 2006/07	Table 5.11 sets out trends and projections of state debt costs between 2002/03 and 2006/07. The cost of servicing Government’s debt portfolio continues to fall as a share of GDP, declining from 4,1 per cent in 2002/03 to 3,6 per cent by 2006/07.

Table 5.11 State debt cost, 2002/03 – 2006/07

	2002/03	2003/04		2004/05	2005/06	2006/07

R million	Outcome	Budget	Revised	Medium-term estimates

Interest	46 590	50 727	47 059	50 172	53 879	57 873
Domestic debt	41 691	43 611	42 429	44 163	47 348	50 306
Foreign debt	4 899	7 116	4 630	6 009	6 531	7 567
Management cost	208	234	227	230	72	32
Cost of raising loans	10	25	40	30	35	40

Total	46 808	50 986	47 326	50 432	53 986	57 945
Percentage of GDP	4,1%	4,1%	3,9%	3,8%	3,7%	3,6%

R3,7 billion saving in debt cost for 2003/04	Debt service costs are projected to total R47,3 billion in 2003/04, R3,7 billion lower than budgeted, mainly as a result of lower domestic interest rates and lower foreign interest payments due to the appreciation of the rand.

Debt cost of R50,4 billion for 2004/05	The cost of servicing state debt is expected to amount to R50,4 billion in 2004/05. This takes into account a net borrowing requirement of

Chapter 5: Asset and liability management

R46,2 billion, as set out in table 5.5, an average coupon rate of 9,0 per cent on domestic fixed income bond issues and an average coupon rate of 4,5 per cent on inflation-linked bonds.

Currently, Government’s accounting practice provides for interest expenditure to be recorded on a cash basis, while the discount is accrued to debt at the time of issue. For comparative purposes, an accrual-based accounting for the stock of state debt and debt costs since 1992/93 is set out in table 5.12. The amortisation of the discount over the term of the bond results in higher recorded state debt costs, a higher deficit and a lower aggregate measure of government debt.	Discount on bonds accounted for on an accrual basis

Table 5.12 State debt cost and total Government debt on an accrual basis, 1993/94 – 2003/04

	Amortised	Adjustments to	Total net loan	Adjusted total net
	discount	state debt cost	debt at year-end	loan debt at year-end

	R million	% of GDP	% of GDP	% of GDP

1993/94	1 285	0,3%	41,9%	38,2%
1994/95	1 961	0,4%	46,9%	41,8%
1995/96	3 091	0,5%	48,0%	42,1%
1996/97	3 201	0,5%	48,1%	42,0%
1997/98	3 411	0,5%	47,4%	41,3%
1998/99	3 589	0,5%	47,6%	41,4%
1999/00	3 797	0,5%	45,7%	40,1%
2000/01	4 056	0,4%	43,4%	38,4%
2001/02	6 088	0,6%	42,1%	38,2%
2002/03	4 454	0,4%	36,3%	33,1%
2003/04	4 094	0,3%	36,8%	33,8%

Amortisation of the discount would add R4,1 billion to expenditure in 2003/04, or 0,3 per cent of GDP. The adjusted aggregate of total net loan debt would amount to 33,8 per cent of GDP.

Government debt portfolio

Total Government debt
The increase in net loan debt of R33,0 billion since the end of the previous year is explained in table 5.13.

Table 5.13 Increase in Government debt, 2003/04

R million

Financing of net borrowing requirement (net of change in cash balances)	33 231
Discount on new loans	844
Revaluation of foreign loan portfolio	-4 321

Increase in gross loan debt	29 754
Change in cash balances at bank[1]	3 230

Total	32 984

1.	A positive change indicates a reduction in cash balances.

2004 Budget Review

Total net loan debt of R450,0 billion by end 2003/04	Figure 5.5 sets out total loan debt since 1979/80 and projections to 2006/07. After taking into account the bank balances of the National Revenue Fund (Government’s accounts with the Reserve Bank and commercial banks), total net loan debt is expected to amount to R450,0 billion at the end of March 2004.

Figure 5.5 Government debt, 1979/80 – 2006/07

Net loan debt to GDP of 39,0 per cent in 2006/07	Net loan debt increases to a projected 36,8 per cent of GDP at the end of 2003/04, from 36,3 per cent at the end of 2002/03. Based on current projections of the financing requirement, interest rates and exchange rates, total net loan debt, as a percentage of GDP, is expected to increase to 39,0 per cent over the next three years. The composition of Government debt since 2000/01 is summarised in table 5.14. Table 7 of Annexure B sets out the composition of Government debt since 1980.

Table 5.14 Total Government debt, 2000/01 – 2006/07

	2000/01	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07

R billion	Outcome			Estimate	Medium-term estimates

Marketable domestic debt	365,1	348,5	350,6	383,6	427,8	471,1	516,4
Non-marketable domestic debt	2,4	2,0	1,9	1,8	1,7	1,5	1,5
Total domestic debt	367,5	350,5	352,5	385,4	429,5	472,6	517,9
Total foreign debt[1]	32,0	82,0	74,3	71,1	83,3	98,6	109,5
Total gross loan debt	399,5	432,5	426,8	456,5	512,8	571,2	627,4
Percentage of GDP	43,7%	42,8%	37,1%	37,3%	38,5%	39,3%	39,4%
Less: National Revenue Fund bank balance	-2,7	-6,6	-9,7	-6,5	-6,5	-6,5	-6,5
Total net loan debt[2]	396,8	425,9	417,1	450,0	506,3	564,7	620,9
Percentage of GDP	43,4%	42,1%	36,3%	36,8%	38,0%	38,8%	39,0%

1.	Forward estimates are based on National Treasury’s projections of exchange rates.

2.	The total net Government loan debt is calculated with due account of the bank balances of the National Revenue Fund (balances of Government’s accounts with the South African Reserve Bank and the Tax and Loans Accounts with commercial banks).

Chapter 5: Asset and liability management

Debt maturity

Table 5.15 sets out the average maturity and duration of domestic marketable bonds. The average maturity of the domestic marketable bond portfolio has decreased from 8,3 years in 2002/03 to 8,1 years in 2003/04, while the weighted average term (duration) of interest and redemption cash flows has remained constant at 5,0 years for 2002/03 and 2003/04. This is mainly due to the increased issuance of inflation-linked bonds which have a longer duration.	Reduced maturity of debt

Table 5.15 Maturity distribution of domestic marketable bonds, 2001/02 – 2003/04

	2001/02	2002/03	2003/04

Percentage of total			Estimate

0 – 3 years	22,5%	24,6%	22,0%
3 – 7 years	20,3%	24,7%	32,7%
7 – 10 years	28,0%	18,9%	13,2%
10 – 19 years	21,4%	21,2%	19,8%
Longer than 19 years	7,8%	10,6%	12,3%

Years
Average duration	4,7	5,0	5,0
Average maturity	8,5	8,3	8,1

Figure 5.6 sets out the maturity profile of domestic marketable bonds as at 31 December 2003.

Figure 5.6 Maturity profile of domestic marketable bonds

Composition of Government’s domestic debt

Table 5.16 sets out the composition of domestic debt since 2000/01. By 31 March 2004, fixed-income bonds are expected to constitute 82,3 per cent, variable rate bonds 2,0 per cent and inflation-linked bonds 7,4 per cent of total domestic debt. Treasury bills will account for 7,5 per cent of total domestic debt.	Fixed-income bonds are 82,3 per cent of total domestic debt

2004 Budget Review
Table 5.16 Composition of Government’s domestic debt, 2000/01 – 2003/04

	2000/01	2001/02	2002/03	2003/04

R billion	Outcome			Estimate

Government bonds	339,6	330,6	328,6	355,6
Fixed-income	325,6	307,2	310,7	317,3
Variable rate	5,8	5,8	0,6	7,6
Zero coupon	4,8	3,5	2,3	2,3
Inflation linked	3,4	14,1	15,0	28,4
Treasury bills	27,0	19,0	23,2	29,2
Former Namibian debt	0,6	0,6	0,5	0,5
Other[1]	0,3	0,3	0,2	0,1

Total	367,5	350,5	352,5	385,4

1.	Loan levies and former regional authorities debt.

Composition of Government’s foreign debt

Foreign debt 15,6 per cent of total debt in 2003/04	A currency breakdown of foreign debt obligations from 2000/01 to 2003/04 is set out in table 5.17 and the foreign debt maturity profile at the end of 2003 is shown in figure 5.7. Foreign debt decreased from 17,4 per cent of total debt in 2002/03 to a projected 15,6 per cent in 2003/04.

Table 5.17 Currency breakdown of Government’s foreign debt, 2000/01 – 2003/04

	2000/01	2001/02	2002/03	2003/04

Percentage of total				Estimate

United States dollar	53,3%	44,2%	54,2%	37,5%
Euro	23,0%	36,0%	28,2%	44,5%
Deutschemark	5,7%	0,0%	0,0%	0,0%
British pound	3,6%	2,2%	2,1%	2,4%
Japanese yen	14,4%	17,0%	14,6%	14,5%
Gold	0,0%	0,3%	0,4%	0,4%
Swedish Krone	0,0%	0,3%	0,5%	0,7%

Total	100,0%	100,0%	100,0%	100,0%

Figure 5.7 Government’s foreign debt maturity profile for fiscal year ending 31 March (as at 31 December 2003)

Chapter 5: Asset and liability management

Consolidated public sector debt

National Treasury compiles a consolidated debt maturity profile to assist with the management and co-ordination of the borrowing activities of the public sector. The maturity profile as at 31 December 2003 is illustrated in figure 5.8.	Total public sector debt maturity profile

Figure 5.8 Consolidated maturity profile of national Government and state owned entity debt

Contingent liabilities

According to unaudited consolidated financial statements compiled by National Treasury, total contingent liabilities amounted to R127,9 billion at the end of 2002/03. These include:

•	Actuarially determined liabilities for post-retirement medical assistance, of R14,3 billion

•	Actuarial liability of Government pension funds, of R5,2 billion

•	Under-funding of future claims against the Road Accident Fund to the value of R23,8 billion

•	Underwriting of the Export Credit Insurance Company of R10,8 billion

•	Contingent liabilities of R70,7 billion in respect of Government guarantees issued.

The National Treasury manages the granting of borrowing powers to general government bodies and the issuing of guarantees to state owned entities. Details of Government’s guarantee commitments are set out in table 8 of Annexure B. Table 5.18 reflects the relevant domestic and foreign components of guarantees for the period 1999/00 to 2002/03. In 2003/04, guarantees of R7,7 billion were provided to public entities, of which R7,0 billion is accounted for by shareholder’s assurances provided to Transnet for SAA. The average maturity of loans for which Government guarantees were issued in 2003/04 was 3 years.

2004 Budget Review

Table 5.18 Amounts drawn against Government guarantees, 1999/00 – 2002/03

R million	1999/00	2000/01	2001/02	2002/03

Domestic	47 800	41 916	53 537	48 489
Foreign	31 216	31 260	30 649	22 183

Total	79 016	73 176	84 186	70 672

NOFP US$4,8 billion positive	Government is also liable for losses incurred as a result of the forward market operations of the Reserve Bank. Following the significant purchase of foreign currency by the Bank and foreign borrowing by Government in 2003, the Net Open Forward Position had a positive value of US$4,0 billion on 31 January 2004.

Cash management

Borrowing requirements in February remains high	The National Treasury is responsible for maintaining adequate liquidity in the National Revenue Fund and investing surplus cash. Peaks arise from seasonally high expenditure in April and interest payments in August and February. The repayment of the first and second tranches of the R150 bond, totalling R26,3 billion each, increases the cash requirement for February 2004 and February 2005 to R40,5 billion and R38,6 billion, respectively. Monthly cash flow requirements in 2003/04 and projections for 2004/05 are shown in figure 5.9.

Figure 5.9 Monthly gross surplus/deficit before borrowing

R1,7 billion in interest earned in 2003/04	To provide for the borrowing requirement, monthly cash balances were higher than previous years. All surplus cash is deposited in investment accounts on a daily basis with the four major banks. To manage credit risk exposure, an interest-bearing deposit account was opened with the Reserve Bank. National Treasury continued to use treasury bills as an instrument to smoothen cash flow peaks, as shown in figure 5.10. As a result, interest earned on investments in 2003/04 increased to R1,7 billion, R460 million above budget. Interest revenue is projected to be at about R1,5 billion a year over the MTEF period.

Chapter 5: Asset and liability management

Due to excess liquidity resulting from a R5,2 billion special roll over variable rate bond auction in April 2003 and a foreign loan issue of R10,6 billion in May 2003, the stock of treasury bills was decreased by R4,0 billion between May and June 2003. To meet the funding requirement, the weekly treasury bill auctions have been gradually increased from R1,2 billion in July 2003 to R2,0 billion in January 2004. The subscription rate of 91-day treasury bill auctions varied in 2003/04 from 1,4 to 5,0 times oversubscribed. The average yield at which treasury bills were issued in 2003/04 was 10,3 per cent against a budgeted figure of 12,1 per cent, due to the lower than expected inflation rate and the limited supply of short-term securities.	Steady increase in treasury bill auctions

Figure 5.10 Volume of treasury bills outstanding, 2003/04

Continuous improvements in cash management processes have reduced Government’s daily non-interest bearing liquidity buffer with the South African Reserve Bank from R500 million in 2002/03 to R100 million in August 2003.	Non-interest bearing investment down to R100 million

State asset restructuring and corporate governance

Restructuring of state owned entities

The restructuring of state owned entities is coordinated by the Ministry of Public Enterprises, and is undertaken within the context of the Policy Framework on the Restructuring of State Assets and the National Framework Agreement. The objectives of the restructuring include increased efficiency, enhanced service delivery, drawing in private sector capital, economic growth, employment, black economic empowerment and human resource development.

Telkom’s initial public offering was successful and Telkom was listed on both the Johannesburg and New York Stock Exchanges in 2003. This transaction brought 125 000 South Africans in as shareholders of the largest telecommunications company in the country, contributing R4,2 billion to the fiscus.	Telkom IPO brought in R4,2 billion

2004 Budget Review

Central Energy Fund pays R2,2 billion to the fiscus	During 2002/03, the Central Energy Fund paid Government a special dividend of R2,2 billion as a result of the restructuring of their balance sheet. This dividend was paid from the Fund’s uncommitted cash reserves. A preferred bidder has been selected by Government for the South African Forestry Company Limited Komatiland package and final negotiations commenced in December 2003. It is anticipated that final closure on the Komatiland, Mountain-to-Ocean and Amatola packages will be attained by the end of 2003/04.

Since 1997, R24,8 billion from privatisation flowed into National Revenue Fund	Proceeds realised through the restructuring of state owned entities since 1997 amount to R33,7 billion of which R24,8 billion was paid into the National Revenue Fund. Details of the proceeds generated by the restructuring process to date are set out in table 5.19.

Table 5.19 Proceeds from the restructuring of state owned entities as at 31 January 2004

Proceeds paid into
National Revenue
R million	Total proceeds	Fund

TELKOM	10 360	5 894
SASRIA	10 300	9 300
MTN	7 700	5 697
Central Energy Fund	1 930	1 654
Airports Company	1 035	1 035
South African Airways	1 400	611
Others (SAFCOL, Radio Stations, Aventura, etc.)	947	626

Total	33 672	24 817

Corporate governance framework review

Government’s oversight of public entities and implementation of the Protocol on Corporate Governance have contributed to improved accountability of public entities. The restructuring process has led to a strengthening of balance-sheets and improved financial sustainability of most public entities. In August 2003, Cabinet took a decision to review the treasury operations of state owned entities to ensure that they operate within a sound risk management framework and that treasury functions do not impose undue risks on Government.

Table 5.20 sets out details of dividends paid to Government in the past two years.

Table 5.20 Dividends to Government by state owned entities

R million	2002/03	2003/04

Airports Company of South Africa	119	246
Central Energy Fund	290	280
Electricity Supply Commission	560	549
Industrial Development Corporation[1]	55	55
South African Broadcasting Corporation	2	2
South African Forestry Company Limited	–	50

Total	1 026	1 182

1. The dividends declared by the Industrial Development Corporation, in respect of both fiscal years, have not yet been received in the National Revenue Fund.

6

Medium term expenditure estimates

Following a decade of reprioritisation of public expenditure and broadening of social and development services, this Budget takes several further steps in reinforcing infrastructure investment, job creation and improvements in social services.

The 2004 Budget allocates an additional R44,5 billion over the next three years. Government spending on public services grows in real terms by 6,5 per cent in 2004/05 and by 4,8 per cent over the next three years, demonstrating a continuing commitment to expanding opportunity and progressively narrowing the social and economic divisions of the South African landscape.

The main spending changes over the 2004 MTEF period are summarised below.

•	R1,5 billion more for provincial infrastructure grants and R1,7 billion more for municipal infrastructure, partially earmarked for labour-based public works programmes

•	R19,7 billion more for provincial equitable share allocations, providing for growth in social grant programmes and quality improvements in health services and education, including targeted allocations for poor schools

•	R2,1 billion more for the comprehensive response to HIV and Aids, including provision for antiretroviral treatment programmes

•	A further R3,3 billion for the child support extension grant, to complete the extension of the grant to qualifying children under the age of 14

•	R2,2 billion more for the local government equitable share, further supporting community development initiatives, of which R778 million is earmarked for free basic services

•	R700 million more for land restitution and land reform, and R750 million for a new grant for agricultural support to beneficiaries of land reform programmes

•	R1,9 billion to reinforce and expand the SA Police Service, and R475 million to streamline the justice process

•	An additional R850 million to improve the quality of Home Affairs services, particularly in rural areas

•	R1,1 billion additional to support peacekeeping operations in Africa, and R427 million to enhance diplomatic representation abroad.

Measuring Government progress

Monitoring progress in public service delivery is a pre-requisite for improved budgeting and planning, and was rightly identified in the

2004 Budget Review

1994 Reconstruction and Development Programme White Paper as a key public sector reform challenge in its own right.

Public policy goals need to be complemented by measures of performance	In Towards a Ten Year Review, Government’s preliminary assessment of the record of the first decade of democracy, 82 indicators are listed and were used to develop composite measures of progress across several dimensions of growth and development. For purposes of public expenditure planning, a much larger number of indicators are needed, linked to the “measurable objectives” for each departmental programme identified in the Estimates of National Expenditure and provincial budget documents. Programmes can be clustered in various ways – social, economic, administrative, security-related – and these clusters, in turn, serve to address higher-level public policy goals, such as halving unemployment by 2014 – a target that emerged from the Growth and Development Summit held in June last year.

Government spending plans build on past progress	As outlined in chapters 1 and 2 of this Review, Government’s policy framework and spending plans for the decade ahead build on the substantial progress made since 1994, and seek to accelerate the pace of growth and development while overcoming the divisions between “two economies” that still characterise the South African landscape. Measuring progress along the path ahead is central to the budgetary and planning reforms currently under way.

This is ongoing work, but the broad challenges that have helped shape the 2004 Budget were summarised as follows in the 2003 Medium Term Budget Policy Statement:

•	A renewed focus on employment creation in part through an expanded public works programme

•	Extending social assistance, health and education programmes administered by provinces

•	An enhanced commitment to fighting HIV and Aids including a progressive roll-out of anti-retroviral drugs and supporting measures

•	Further extension of social grants particularly targeting children and other vulnerable groups

•	Investments in neighbourhoods and communities and further extension of free basic services and municipal infrastructure

•	Expanded capacity in the safety and security sector and establishment of a new Protection and Security Services division

•	Improving the quality of school education through targeted allocations directly to poor schools

•	Improving core services of Home Affairs to citizens, particularly in rural areas

•	A growing commitment to promote peace in Africa, and support for regional trade and development.

Accelerated growth will support broad-based development	Several of these goals relate to economic growth and job creation. Higher growth will support a process of broad-based development and the progressive realisation of the social and economic rights of South Africans. The aim is to reduce the number of people dependent on social welfare and increase the numbers that rely for their livelihood on normal participation in the economy.

Chapter 6: Medium term expenditure estimates

Reducing poverty through appropriate income support and social security measures is also critical. As government strives to improve economic growth and broaden access to economic opportunities, it will simultaneously strengthen the social security system to reach out to larger numbers of the most vulnerable.	Government will strengthen social security system

Normal participation in the economy and broad social inclusion relies on the rule of law, combating crime and effective regulatory and administrative institutions. It also extends to the opening up of trade and creating an environment in Southern Africa, Africa and beyond for co-operation, peace and equitable inter-state relations.

Having established an encompassing framework or broad development strategy, Government sets itself objectives and targets against which progress can be assessed. The Expanded Public Works Programme, for example, aims to create a million jobs over the years ahead, through interventions that will extend into every municipality and many categories of infrastructure and service delivery.	Expanded Public Works programme to create a million jobs

Investment in infrastructure, technology advancement and industrial expansion, in partnership with the private sector, are further examples. Capital formation in the public and private sectors is targeted to expand by more than 6 per cent a year to sustain accelerated growth. Over the longer term, investment and saving need to rise from the current level of about 15 per cent of GDP to nearer 25 per cent, last achieved more than 20 years ago. Similarly, investment in education, training and skills development is essential for broad-based development. Increasing the number of registered learnerships to the targeted 500 000 by 2006 would be a substantial step forward towards this goal.	Government continues to emphasise investment in infrastructure

Over the past ten years, Government has made concerted efforts to redress poverty and inequality through a redirection of public spending towards key social and economic programmes. As illustrated in table 1.10 in chapter 1, spending on social services has grown from 44,4 per cent of general government non-interest expenditure in 1982/83 to 56,7 per cent in 2002/03. The shares allocated to social security, health and housing and water services have increased particularly strongly. The shares of spending on defence and economic services, particularly subsidies for agriculture and manufactured exports, have declined over this period.	Substantial redirection of public spending towards key social and economic programmes

Reprioritisation continues in the 2004 Budget. As in the past, this budget is the outcome of an extended planning and consultative process, overseen by Cabinet, the Ministers’ Committee on the Budget and the Budget Council. It takes into account deliberations in Parliament and NEDLAC, and draws on public debate and commentary.	Budget reflects decisions of Cabinet and Provincial Executive Committees

The Growth and Development Summit held in June 2003 confirmed the main pillars of Government’s development strategy and provided important inputs from business, labour and community representatives. The Summit committed these partners to work together with Government to promote higher rates of investment, to expand employment and foster people-centred development.	The GDS provided valuable input for the Budget

2004 Budget Review

This chapter presents a summary of the main spending priorities of Government. It updates expenditure estimates for 2002/03 and 2003/04 and presents expenditure plans for the next three years; it also explains the main adjustments to 2003/04 expenditure. The discussion of national department allocations is followed by a brief review of consolidated national and provincial spending trends.

Medium term policy priorities

Expenditure priorities in the 2004 Budget

Expansionary fiscal stance continues in 2004/05	The 2004 Budget continues with the expansionary fiscal stance of the preceding years and further strengthens the policy commitments of the 2002 and 2003 Budgets. Notably, this Budget allows for an extension of key public services, particularly in the social sector and in areas of infrastructure. The budget prioritises services that target the poor and vulnerable groups, while advancing programmes that provide greater impetus for economic growth and broad-based development.

Government’s priorities inform MTEF allocations	The main additional allocations in the 2004 Medium Term Expenditure Framework (MTEF) are set out in table 6.1. Further details of policy shifts and expenditure adjustments are provided in this chapter, the Estimates of National Expenditure and forthcoming provincial budget statements.

Economic and investment cluster

Infrastructure investment provides backbone of economic activity	Building upon the progress of recent years, the 2004 Budget continues to focus on infrastructure delivery both as a means of improving public services and as an impetus to economic growth. Infrastructure investment provides the backbone for economic activity and contributes to employment creation.

Expansion in rail, roads, ports and airports to address bottlenecks in logistics chain	Enhancing the efficiency of the nation’s transport and logistics infrastructure remains a key challenge, and addressing the bottlenecks in the country’s logistics chain – particularly in the rail network and ports – is a top priority. Government has established a national logistics task team, which will focus on measures to improve the logistics infrastructure so as to facilitate cost effective movement of goods within and beyond our borders. This will require the expansion of capacity in rail, roads, ports and airports.

The skills mismatch is a constraint on growth	The current mismatch in the supply of appropriate skills is a constraint to growth. The Human Resource Development Strategy seeks to match the supply of skills with the requirements of the economy. This involves deepening the supply of high quality skills and continuing to improve the formal education system. The performance of the twenty-five Sector Education and Training Authorities (SETAs) has been varied but recent reforms have strengthened the Minister of Labour’s ability to address under-performance or administrative shortcomings.

Chapter 6: Medium term expenditure estimates

Table 6.1 2004 Budget priorities – additional allocations to selected votes

R million	2004/05	2005/06	2006/07	Total

Infrastructure grants
Provincial infrastructure grant	300	500	700	1 500
Municipal infrastructure grant	400	600	700	1 700
Enhancement of education, health, welfare and other functions
Provincial equitable share	4 657	6 294	8 780	19 731
Health — comprehensive HIV and Aids response	373	648	1 051	2 072
Social Development — child support extension grant	250	500	2 500	3 250
Education — higher education	270	290	350	910
Basic household services, municipal services and community employment
Local government equitable share	600	700	900	2 200
Skills development
Skills Fund and Sector Education and Training Authorities	400	200	142	742
Land reform and agricultural support
Land Affairs — Land restitution and land reform	–	200	500	700
Agriculture — Comprehensive agricultural support programme	200	250	300	750
Fighting crime and streamlining of justice process
Justice and Constitutional Development	109	158	208	475
Safety and Security	349	607	921	1 877
Administrative systems and services to citizens
Home Affairs	150	300	400	850
Support for NEPAD and international commitments
Foreign Affairs	102	146	179	427
Defence — peacekeeping operations	500	300	300	1 100
Other adjustments	1 046	2 438	2 693	6 177

Total policy adjustments	9 706	14 131	20 624	44 461

Productivity enhancements are a critical determinant of economic growth. Technological advances, derived from research and development have helped improve growth in productivity in a number of economic sectors. Notable improvements in productivity are in the manufacturing and energy sectors and to some extent in the agricultural sector. Cabinet has approved the national research and development strategy and improved oversight of national research councils under the Ministry of Science and Technology will strengthen governance arrangements and improve the country’s research capabilities.	Productivity improvement in manufacturing and energy sectors

Government’s land reform strategy aims to redistribute thirty per cent of agricultural land to emerging farmers. An important component of this process is to provide adequate support to newly settled farmers. Over the 2004 MTEF, provincial agriculture departments will receive an additional R750 million through a conditional grant to support new and small-scale farmers through the Comprehensive Agriculture Support Programme.	Post-settlement support for emerging farmers

In 2003 the Minister of Finance announced that R10 billion will be allocated over five years to encourage and improve black ownership of companies in South Africa. This will advance broad-based black participation and ownership in the economy through a combination of measures that involve the National Empowerment Fund, the private

2004 Budget Review

sector, and public entities. Over the next three years, R6 billion is set aside for empowerment initiatives.

Government will continue to strengthen economic regulatory framework	A sound regulatory framework helps to create a more dynamic and vibrant economy by encouraging more competitors in each sector. In sectors with little or no competition, economic regulation sets the parameters of the price-setting mechanism and can promote improved market outcomes. A unified energy sector regulator will shortly be established, and regulatory reforms are under consideration in the transport and water sectors.

Social services cluster

Focus on equity and enhanced access to services	The key challenge in the social cluster is to ensure equitable access and to enhance the quality of services. Objectives include building human capital, reducing poverty, protecting the vulnerable and building the basis for economic prosperity. The Expanded Public Works Programme, improved access to social security and measures to improve the quality of health and education are central to this challenge.

In 2004, social grant expenditure is R40 billion	The social grant system now delivers about 7,4 million grants, up from under 3 million a decade ago. The expansion of the grant system saw spending on social grants increase from R10 billion in 1993 to R40 billion in 2004. Strong growth will continue over the MTEF as provision is made for the extension of the child support grant. In coming years, inefficiencies in the grant system receive priority through initial funding for the centralisation of grant administration.

School education access has improved considerably	In education, early achievements in improving access – with near universal school enrolment for children up to grade ten and notably high enrolment rates of female learners – and securing a more equitable distribution of school resources, are being followed up by efforts to enhance efficiency and improve access to higher education through the restructuring of the higher education sector.

Nutrition programme feeds an estimated 4,5 million children	Initiatives focused on education quality are strengthened through increased support for curriculum development and implementation, particularly in the further education and training sector, and continued growth in non-personnel and capital expenditure for schools. From April 2004, the education sector has responsibility for the Primary School Nutrition Programme, feeding an estimated 4,5 million children and funded through a conditional grant to provinces.

Increased allocation for the HIV and Aids conditional grant	In 2003, Cabinet approved the Operational Plan for Comprehensive HIV and Aids Care, Management and Treatment for South Africa. Increased allocations for the HIV and Aids conditional grant to provinces provide for the roll-out of this plan that will progressively expand access to anti-retroviral treatment, while the national Department is strengthened to support and coordinate the roll-out. Recent collective bargaining agreements relating to scarce skills and rural allowances, an important initiative to ensure access to appropriate health care and attract and retain personnel in the public sector, were funded in the 2003 Budget.

Chapter 6: Medium term expenditure estimates

The Expanded Public Works Programme (EPWP)

The EPWP is one of an array of government strategies aimed at addressing unemployment in the short to medium term. The programme attempts to bridge the gap between the formal economy and the large numbers of unskilled and unemployed people who have not yet enjoyed the benefits of economic development. As one of the initiatives agreed to at the Growth and Development Summit in June 2003, the EPWP involves creating temporary work opportunities for the unemployed, using public sector expenditure that builds on existing government infrastructure and social programmes that are known to be successful, by either deepening their labour absorption capacity or by extending it. The EPWP will cut across all spheres of government, including public entities.

Given that most of the unemployed are unskilled, the emphasis is on relatively unskilled work opportunities. These will be combined with training or education or skills development, with the aim of increasing the ability of people to earn an income once they leave the programme. The programme aims to provide employment opportunities and training to at least one million targeted unemployed people in its first five years. Work opportunities will be created in the following ways:

•	Increasing the labour intensity of government-funded infrastructure projects under the leadership of the Department of Public Works

•	Creating work opportunities in public environmental programmes (e.g. Working for Water) under the leadership of the Department of Environmental Affairs and Tourism

•	Creating work opportunities in public social programmes (e.g. community-based care in health and social welfare and early childhood development) under the leadership of the Department of Social Development

•	Developing small businesses and cooperatives, including utilising general government expenditure on goods and services to provide the work experience component of small enterprise learnership/incubation programmes under the leadership of the Department of Trade and Industry.

While the Department of Public Works will also be responsible for overall coordination of the programme, the national sector coordinating departments will be required to provide regular reports to Cabinet regarding progress with the implementation of the EPWP in each sector. As provinces and municipalities are the main delivery channels of Government, they will be the primary project implementing bodies for the EPWP but will be supported by the national departments responsible for sectoral coordination

Funds for EPWP programmes will be allocated to national departments, provinces and municipalities through the normal budgeting process.

SECTOR	ALLOCATIONS 2004/5 - 2008/9

Infrastructure	R15 billion
Environmental and cultural	R 4 billion
Social	At least R 600 million
Economic	Still to be determined

All national departments, provinces, municipalities and public entities will be required to take steps to increase the employment creation resulting from their infrastructure programmes, where technically and economically feasible. Although Government will take this approach with all of its infrastructure projects, there will be a particular focus on relatively simple infrastructure which is particularly amenable to the introduction of labour-intensive methods, and where the most additional work opportunities can be created, i.e. rural roads, local municipal roads, storm water drainage, water and sewer pipelines and rehabilitation of schools and clinics.

To make substantial inroads into the backlogs in community infrastructure, significant increases will be made over the next five years to the Municipal and Provincial Infrastructure Grants.

The workers employed on these projects will be trained in terms of the Code of Good Practice for Special Public Works Programmes. Together with the SETA’s, the Department of Labour will coordinate the training and skills development aspects of the programme.

Contractors will need to be trained in the use of labour-intensive construction methods. Tend, the Department of Public Works and the Construction Education and Training Authority (CETA) will be selecting 500 emerging contractors for learnerships. Once qualified, they will be able to build and maintain these types of infrastructure using labour-intensive construction methods. Arrangements are also being made for financial institutions to provide these contractors with access to credit. Contractors are expected to undergo special National Qualifications Framework accredited training programmes in labour-intensive construction.

2004 Budget Review

HIV and Aids

The 2004 Budget takes a significant step forward in financing government’s programme against HIV and Aids. The comprehensive strategy is progressively being strengthened and total HIV and Aids related spending amounts to R12,3 billion over the MTEF period. This spending consists of conditional grants to the provinces via the departments of Health, Education and Social services, as well as funds allocated through the equitable share to provinces.

Over the MTEF, an additional R1,9 billion has provided to the Health HIV and Aids conditional grant to fund the treatment plan approved by Cabinet and R161 million has been allocated to the national Department of Health to fund the national component. Funding through the Health HIV and Aids grant increases from R333 million in 2003/04 to R1,6 billion in 2006/07. Voluntary counselling and testing is now widely available at 2000 sites. The mother to child prevention programme is rolled out to over 650 sites, and efforts are being made to step-up its quality. At a cost of R104 million, 358 million condoms were distributed in 2002/03 and increasing usage is demonstrated by various national behavioural surveys. The post-exposure prophylaxis programme for victims of sexual assault is funded through the conditional grant, with three provinces achieving close to full coverage.

The life skills program in schools is funded partly through the specific conditional grant to the Education sector (R128 million in 2004/05). Evidence of success includes reducing infection rates in the under 20 age group. Social Development departments are funded for various projects especially around orphan care (R70 million in 2004/05).

A range of other preventive programmes are funded such as the LoveLife, Soul City, and Lifeline projects and various NGOs. Programmes are being extended to new sites such as Trucking against Aids, the Commuters Aids project, Traditional Leaders Aids programme and Men in Partnership against Aids. Approximately 466 home-based care projects exist countrywide and half of these receive government support. South Africa is conducting a number of leading edge vaccine development research programmes along with international partners at a cost of approximately R75 million annually.

Recent slowdown in housing delivery is a major challenge	Access to low cost housing and secure accommodation is an integral part of Government’s commitment to improving quality of life. This requires a sustainable housing development policy that will progressively expand access to housing opportunities. From 2004/05, the standard housing subsidy will increase from R23 100 to R25 100. Government is also moving towards delivery models that will address apartheid settlement patterns, attract private investment and respond more appropriately to a wider range of housing needs.

Expanded Public Works programme to offer jobs and skill training	Adding to the focus on building human capital and income support to the vulnerable, the Expanded Public Works Programme will focus directly on job creation and integrating an increasing proportion of South Africans into the labour market. These are also key objectives of the skills development strategy and labour market services of the Department of Labour, which receives additional funding for service delivery and for follow-up actions to implement agreements of the Growth and Development Summit.

Justice, Crime Prevention and Security Cluster

Key focus is to create an integrated and efficient CJS sector	Ensuring a safe and secure environment is important in enhancing the quality of life of citizens. Key challenges within the cluster are to increase the capacity of law enforcement agencies and build an efficient integrated criminal justice sector across all departments, with the aim of reducing the unacceptably high level of crime. The cluster

Chapter 6: Medium term expenditure estimates

is also involved in activities that support government’s foreign policy initiatives, particularly on the African continent

Over the MTEF period, the main priorities of this cluster relate to court case-flow management, infrastructure planning, management of prisoner overcrowding and integrated justice sector IJS information systems and business re-engineering. Safety and Security, Justice, Social Development and Correctional Services are co-operating on the implementation of the Child Justice Bill and improving services to vulnerable groups

Criminal justice system support to vulnerable groups

Safety and Security

Since 1999, SAPS has improved its services to victims of crime, sexual offences and violence — particularly women and children through the Victim Empowerment Programme. The SAPS, together with the Department of Social Development, have developed an officer-training programme to institutionalise victim empowerment and to sensitise officers to ensure that they treat victims professionally. Furthermore, SAPS is currently involved in a multi-stakeholder initiative aimed at developing an anti-rape strategy and implementing child justice initiatives nationwide.

Justice and Constitutional Development

Over the 2004 MTEF, the Department of Justice has set aside R494 million to implement or improve the quality of the following programmes and policies that focus on vulnerable groups:

Sexual Offences Courts – A Sexual Offences Court Blueprint has been developed for the establishment of these courts. Currently there are 26 dedicated Sexual Offences Courts that have been established and an additional 24 regional courts are equipped to hear cases relating to sexual offences. Over the MTEF period, an additional R35 million is allocated to facilitate the establishment of another 60 Sexual Offences Courts.

Family Courts – Family Courts consist of the Maintenance, Divorce, Domestic Violence and Children’s Courts. Following a successful pilot of these family courts in five sites around the country, R35 million is provided over the 2004 MTEF to roll them out nationally. This programme is motivated by the need to protect the integrity of the family as a fundamental unit in society through the effective provisioning of easily accessible and specialised justice services to families in cases of family disputes.

Extending the role of Family Advocates to Family Courts – The appointment of Family Advocates will be extended to all family courts and their roles will be aligned with the functions of these courts. They will work to protect the best interests of the most vulnerable, for example, minors and dependent children in cases of divorce and maintenance, as well as in children’s courts.

Appointment of Intermediaries and Family Counsellors – The role of permanently employed intermediaries and family counsellors is to provide victim support during trial periods. This is to address the current lack of intermediary support that results in the withdrawal of cases and further traumatisation of victims. About R30 million is allocated over the MTEF for the appointment of 40 intermediaries and 40 family counsellors.

Maintenance clerks and officers in maintenance courts – To ensure prompt payment of maintenance, 56 maintenance investigators have been appointed in hotspot maintenance courts and five family courts. Investigators assist with the tracing of defaulting parents liable for maintenance. Currently, 69 out of the 80 envisaged maintenance prosecutor positions in the National Prosecuting Authority have been filled. The roll-out plan anticipates the appointment of 571 maintenance clerks over the next three years.

Legal Aid Board – To provide legal aid to the indigent and legal representation to those entitled to it in terms of the Constitution. R1,2 billion has been allocated over the MTEF period for this purpose.

Correctional Services

An enhanced focus on rehabilitating offenders was implemented in 2002. This has been prioritised in order to reduce re-offending rates and ultimately crime and to ensure that offenders are reintegrated successfully into society. Significant progress has been made under this programme and the key outputs in 2002/03 include: the establishment of 12 training centres aimed at equipping offenders with basic technical skills and business skills; 21 500 offenders were involved in education programmes and 16 000 in training programmes, 87 000 received social work services while 81 000 participated in individual religious care sessions. On average 25 000 offenders per day were productively occupied with work.

2004 Budget Review

Government has initiated a strong focus on policing communities. The South African Police Service sector policing strategy, where sector managers are assigned to small areas, has been rolled-out in about 828 police stations. In the 145 police stations that have been identified as having particularly high levels of crime, SAPS have implemented additional measures through increased police visibility, more patrols, and community involvement.

25 400 new police personnel to be recruited by March 2007	The new sector-based policing strategy is labour intensive and requires significant additional personnel and vehicles. By the end of March 2007, an additional 25 400 entry-level constables and 11 800 civilian personnel will have been recruited. To provide the operational environment for the enlarged personnel complement, additional funds are provided for general equipment including the expansion of the vehicle fleet.

Core services in Department of Justice are targeted for improvement	The Department of Justice and Constitutional Development continues to face challenges related to finalising an increasing number of new court cases. Provision has been made for the appointment of additional personnel in key areas. The current focus is on re-engineering core departmental services, including the implementation of a new financial management system and programmes to support vulnerable groups. The Department continues to implement temporary measures such as Saturday and Additional Courts to ease case backlogs.

SAPS to assume protection of strategic areas	The SAPS has established a new Protection and Security Services Division, which is responsible for protecting prominent people as well as policing of strategic facilities, buildings and areas. Projects approved for piloting in 2003/04 and 2004/05 are the Beit bridge land border post, Johannesburg International airport, Durban harbour, Cape Town train station and all High Courts.

Rehabilitation programmes as means to reduce re-offender rates	A complementary strategy for promoting safer communities is the rehabilitation and skills programmes of the Department of Correctional Services. These programmes are expected to reduce re- offending rates and to facilitate the reintegration of released prisoners into their communities. For the 2004 Budget, additional funds have been allocated for restructuring the Parole and Remission Boards to expand community participation.

Governance and administration

Government to address scarce skills in public service	The Governance and Administration cluster is focused on the challenge of improving the quality of service delivery. In the spirit of Batho Pele, Government is pursuing public administration reform founded on respect for citizens’ rights, courteous and efficient service delivery, modernisation of systems and honest, accountable governance. Strengthening capacity for more effective service delivery will also require addressing scarce skills across the public service, particularly at a professional and technical level.

Core administrative services provided to remote areas	Public service delivery is in many instances dependent on the core services provided by the Department of Home Affairs to citizens. Thus improving the coverage and efficiency of these core services is a

Chapter 6: Medium term expenditure estimates

priority for the cluster. To broaden access to services, the Department is deploying 67 fully equipped mobile offices to under-served rural communities. In addition, key investments have been made to computerise regional offices and to upgrade systems in general.

A major project in this regard is the Home Affairs National Identification System (HANIS), which aims to provide electronic image identification and information system for profiling the South African population to accurately identify the beneficiaries of government services. Linked with the Automated Fingerprint Identification System, HANIS will culminate into a fully integrated biometric database for citizens, visitors, refugees, residents and illegal foreigners.

More generally, the Governance and Administration cluster is promoting the use of administrative support systems to improve service delivery. The e–government initiative is an IT solution to integrate service delivery while broadening access. The e-Gateway project, part of the e-government initiative, will provide a 24-hour window for accessing certain government services. This initiative will provide access to information on government services and will be disseminated through media, the Post Office and the Multi-Purpose Community Centres.	e-Gateway to provide 24 hour access to certain services

Beyond investing in IT systems, Government will have to build and strengthen institutions for good governance and establish effective accountability systems to strengthen financial management. This is particularly important at the provincial and local government levels where most basic services are delivered.

The cluster is also involved in putting in place systems to respond to disasters. In 2002, the Department of Provincial and Local Government introduced the Disaster Management Act (No. 57 of 2002), which provides for a national policy and the integration of disaster management activities across the three spheres of government so that a uniform approach can be adopted nationally. A Disaster Management Centre has been established and is in the process of developing the disaster management framework to implement the Act. The Department of Provincial and Local Government has taken a lead role in coordinating efforts to mitigate the effects of the drought in 2003/04.

International Relations, Peace and Security

South Africa’s re-entry into international relations has posed both new opportunities and challenges for the country. As a full member of the international community, South Africa is playing a leading role both on the African continent and more broadly amongst the developing nations. In pursuit of NEPAD’s “common human values”, the International Relations, Peace and Security cluster is promoting international cooperation and multilateralism at the regional, continental and global levels.	South Africa plays a leading role in Africa and developing countries

On the African continent, South Africa seeks to promote peaceful relations and regional stability as necessary prerequisites for	Significant commitment to peacekeeping in Africa

2004 Budget Review

accelerated economic growth and human development. One of the main interventions over the past three years has been the deployment of peacekeeping operations in countries affected by conflict. South Africa has played a pivotal role in resolving conflicts in the Democratic Republic of Congo (DRC) and Burundi. Peace support and/or conflict resolution has also been rendered to a more limited extent in Rwanda, Liberia, Ethiopia and Eritrea.

NEPAD and AU are primary vehicles for cooperation	More broadly, the African Union and NEPAD have become the primary vehicles for cooperation on the African continent. Through these institutions, South Africa is advancing the principles of democracy and respect for international law. South Africa is now actively involved in the process of setting up the operational mechanisms to achieve NEPAD’s objectives. The African Peer Review Mechanism, the Pan-African Parliament, the Court of Justice and the Early Warning System within the Peace and Security Council are amongst these initiatives.

Increasing co-operation between developing countries around trade and development issues	Beyond the steps taken to promote peace and stability on the continent and globally, South Africa has taken an active lead in galvanising the interests of developing countries in the areas of trade and development. A key challenge is to bridge the South-North divide on issues such as trade, and to strengthen South-South co-operation. The establishment of the G-South, comprising South Africa, Brazil and India, with the intention of strengthening South-South relations, is a priority. Similarly, growing cooperation with regional bodies in Asia and the Caribbean is expected to contribute to increased trade and cultural ties.

South Africa marketed as premier tourist destination and financial centre for Africa	In line with Government’s development strategy, the IRPS cluster is working to project a positive international image of South Africa. Together with the International Marketing Council, the cluster is helping to implement a marketing and branding strategy for the country to attract foreign visitors and promote the country as a premier tourism and investment destination and as a financial centre for Africa.

Division of nationally raised revenue

Division of revenue between the three spheres of government is the result of policy deliberations	Section 214 of the Constitution requires that nationally raised revenue be divided equitably between national, provincial and local government. The division of revenue takes account of the requirements of sub-section 214(2) (a) to (j) and the Financial and Fiscal Commission’s recommendations. It is the outcome of Government’s policy deliberations where key decisions are made on the appropriate balance of expenditure options. Parliament annually passes the Division of Revenue Bill and approves the allocation of funds. An explanatory memorandum to the Bill is included as Annexure E of the Budget Review.

Chapter 6: Medium term expenditure estimates

Division between spheres: 2000/01 – 2006/07

Table 6.2 presents the main budget trends of Government over the 2004 MTEF and the preceding four years, excluding social security funds and other extra-budgetary accounts. Expenditure for 2004/05 is R368,9 billion, an increase of 11,2 per cent over the revised estimates for 2003/04. After interest payments and provision for a contingency reserve, the remaining funds in the National Revenue Fund are divided between the three spheres	Main budget expenditure for 2004 is R368,9 billion – a growth of 11,2 per cent

Table 6.2 Main budget expenditure, 2000/01 – 2006/07

	2000/01	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07

R million	Outcome			Revised	Medium-term estimates

National departments	73 178	87 705	99 091	110 494	120 597	131 047	139 677
Provinces	108 899	121 099	136 925	161 476	181 130	199 704	216 344
Equitable share	98 398	107 460	123 457	144 743	159 971	173 852	186 392
Conditional grants	10 501	13 638	13 468	16 733	21 158	25 853	29 953
Local government	5 536	6 520	8 706	12 390	14 245	15 916	17 091
Equitable share	2 415	3 184	4 187	6 350	7 678	8 643	9 365
Conditional grants	3 121	3 336	4 519	6 039	6 568	7 272	7 726

Total allocations	187 613	215 324	244 721	284 359	315 972	346 667	373 112
Percentage increase	10,1%	14,8%	13,7%	16,2%	11,1%	9,7%	7,6%
Contingency reserve	–	–	–	–	2 500	4 000	8 000

Non-interest expenditure	187 613	215 324	244 721	284 359	318 472	350 668	381 113
State debt cost	46 321	47 581	46 808	47 326	50 432	53 986	57 945

Main budget expenditure	233 934	262 905	291 529	331 685	368 904	404 654	439 058
Percentage increase	8,9%	12,4%	10,9%	13,8%	11,2%	9,7%	8,5%

Percentage shares
National departments	39,0%	40,7%	40,5%	38,9%	38,2%	37,8%	37,4%
Provinces	58,0%	56,2%	56,0%	56,8%	57,3%	57,6%	58,0%
Local government	3,0%	3,0%	3,6%	4,4%	4,5%	4,6%	4,6%

For the 2004/05 financial year, the allocation to national, provincial and local government is R316,0 billion, growing to R373,1 billion in 2006/07. Since 2001/02, there has been a steady decline in the revenue share going to national government, with a concomitant increase in the shares of provincial and local government; this trend continues over the 2004 MTEF. By 2006/07, transfers to provinces will constitute 58,0 per cent and local government 4,6 per cent of allocated non-interest expenditure.	Provincial share rises to 58 per cent of allocated expenditure

The contingency reserve for the budget year allows for the possibility that funds might be required for unforeseen and unavoidable expenditure, such as natural disasters and other emergencies. These funds are allocated to the three spheres and their departments through the mid-year adjustment process, where Parliament and provincial legislatures enact the Adjustment Appropriations Bills. The contingency reserve rises from R2,5 billion in 2004/05 to R8 billion in 2006/07. In 2004/05, further drought relief interventions, possible spending on the taxi recapitalisation process and further contributions to the critical infrastructure programme may also be funded from the reserve.

2004 Budget Review

Changes to the 2003 Budget estimates

Over the MTEF total additional allocation are R44,5 billion	Compared with the forward estimates in the 2003 Budget, the additional allocations over the MTEF period total R44,5 billion, with an additional R9,7 billion available next year. (For budget planning purposes, the baseline for 2006/07 was projected to be a 6 per cent growth on 2003 forward estimates for 2005/06). Table 6.3 indicates the additional spending over the 2003 estimates.

Table 6.3 Additional allocations in the 2004 MTEF

R million	2003/04	2004/05	2005/06	2006/07[1]	Total

National departments	1 876	3 248	4 951	6 023	14 221
Provinces	2 504	5 458	7 880	13 001	26 340
Equitable share	2 357	4 657	6 294	8 780	19 731
Conditional grants	147	802	1 587	4 221	6 609
Local government	–	1 000	1 300	1 600	3 900
Equitable share	–	600	700	900	2 200
Conditional grants	–	400	600	700	1 700

Total	4 380	9 706	14 131	20 624	44 461

Strong growth in additional allocation for provincial conditional grants – largely due to social grants	The additional expenditure – also termed “above baseline” allocations – comprises R5,4 billion for provinces, R3,2 billion for national departments and R1,0 billion to local government in 2004/05. The provincial and local spheres receive relatively larger shares of the additional amount since key priority functions are delivered by these spheres.

Revised estimates of expenditures: 2002/03 and 2003/04

Table 6.4 shows the main budget revised allocations for 2003/04 and the preliminary expenditure outcome for 2002/03.

Preliminary outcome for 2002/03 main budget is R3,6 billion more than original estimate	Whereas last year’s revised estimate for 2002/03 was R3,8 billion above the budget estimate, the preliminary outcome is R291,5 billion, or R3,6 billion (1,3 per cent) above the original total. National departmental saving and under expenditure is estimated at R1,3 billion.

2003/04 revised estimate R2,3 billion less than main budget – mainly due to reduced state debt cost	For 2003/04, the revised estimate for main budget expenditure is R331,7 billion which is R2,3 billion less than the original budget estimate of R334,0 billion. In the mid-year adjustments, the main budget expenditure was adjusted downwards by R2,5 billion – mainly due to reduced state debt costs and a saving on national departments expenditure.

Adjustment budget allocated a further R2,4 billion in 2003/04	In mid-year adjustments for 2003/04, provinces received an additional allocation of R2,4 billion. The main changes approved by Parliament in the 2003 Adjustments Budget were as follows:

•	Roll-overs of R1,1 billion

•	Unforeseen and unavoidable expenditure of R2,8 billion

•	Savings and under-expenditure of R1,8 billion

Chapter 6: Medium term expenditure estimates

•	R250 million to the Departments of Water Affairs and Forestry, Provincial and Local Government, and Agriculture for disaster management including R190 million for drought relief.

The amount for drought relief was subsequently augmented by a further R250 million due to the intensification of adverse conditions. At this point, state debt is now estimated to be R3,6 billion less than budgeted due to lower interest rates and a stronger currency. National departmental savings and under expenditure is projected to be R1,0 billion.	State debt cost R3,6 billion lower than budgeted

Table 6.4 Preliminary 2002/03 expenditure outcome and 2003/04 revised estimate

	2002/03			2003/04

		Revised	Preliminary		Adjust-	Revised
R million	Budget	estimate	outcome	Budget	ments	estimate

Direct charges to the National Revenue Fund
State debt cost	47 503	47 250	46 808	50 986	-3 660	47 326
Provincial equitable shares	119 452	123 457	123 457	142 386	2 357	144 743
Unforeseeable and unavoidable expenditure					2 100
Inflation adjustments					257
Skills development funds	2 950	2 950	3 259	3 600	100	3 700
Other statutory amounts	324	324	350	351	-12	340
Standing appropriations	65	30	30	35	11	46

Total	170 294	174 011	173 904	197 359	-1 204	196 154

Appropriation by vote
Main appropriation	113 615	113 615		133 607
Supplementary allocations	700	700
Contingency reserve	3 300			3 000	-3 000
Adjustments
Approved rollovers from previous year		1 238			1 080
National departments		1 108			820
Transfers to provinces		14			20
Transfers to local government		116			240
Unforeseeable and unavoidable expenditure		1 439			2 786
National departments		1 219			2 499
Transfers to provinces		197			127
Transfers to local government		22			160
Other adjustments
Inflation adjustments		1 394			151
Self financing expenditure		173			423
Savings identified by departments		-38			-1 800
Food relief		400			–
Drought relief		–			250

Total appropriated	117 615	118 920	118 920	136 607	-110	136 497
Underspending and savings		-1 109	-1 295			-966

Total expenditure	287 909	291 823	291 529	333 965		331 685

Percentage increase over Budget			1,3%			-0,7%
Percentage increase over 2002/03						13,8%

2004 Budget Review

Appropriations from the National Revenue Fund: 2000/01 – 2006/07

There are two ways that expenditure can be charged to the National Revenue Fund – direct charges prescribed by statute or in terms of certain agreements, and spending charged against a budget vote in terms of an appropriation act.

Direct charges are expenditure commitments prescribed by law, such as the constitutionally required provincial equitable share, salaries for the judiciary and political office bearers, subscription and guarantees payable under approved international agreements, transfer of skills development levy receipts to the SETAs and the National Skills Funds, and state debt costs. These charges do not require separate Parliamentary appropriation.

Voted amounts are expenditure limits for departmental programmes, broken down by economic classification and authorized by Parliamentary approval of an Appropriation Bill. The Estimates of National Expenditure that accompanies the main annual Appropriation provides more details. Table 6.5 presents the direct charges and voted appropriations from the National Revenue Fund. The table also shows actual amounts spent for the voted funds, and aggregate unspent balances.

Allocations to National Departments

The discussion and tables below summarise allocations to national departments for the forthcoming three years and changes to the 2003 Budget baseline estimates. The changes to the baseline accommodate additional allocations for policy purposes, shifts of function between votes and inflation-related or other adjustments to cost estimates. The allocations include conditional grants to provinces and municipalities as these amounts also reside on national departmental votes.

Table 6.5 Main budget appropriation, 2000/01 – 2006/07

	2000/01	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07

R million	Outcome			Revised	Medium-term estimates

Direct charges to the National Revenue Fund
State debt cost	46 321	47 581	46 808	47 326	50 432	53 986	57 945
Provincial equitable share	98 398	107 460	123 457	144 743	159 971	173 852	186 392
Skills development funds	902	2 541	3 259	3 700	4 300	4 500	4 700
Other statutory amounts	301	335	350	340	375	398	422
Standing appropriations	39	294	30	46	34	22	23

Total	145 960	158 211	173 904	196 154	215 113	232 758	249 482

Appropriation by vote
Main appropriation	86 496	96 709	113 615	133 607	151 291	167 896	181 575
Adjustments	4 252	9 504	5 119	2 890	–	–	–
Contingency reserve	–	–	–	–	2 500	4 000	8 000

Total	90 748	106 213	118 734	136 497	153 791	171 896	189 575
Savings and underspending	-2 774	-1 520	-1 109	- 966	–	–	–

Total expenditure	233 934	262 905	291 529	331 685	368 904	404 654	439 058

Chapter 6: Medium term expenditure estimates

Further details on policy developments, programme objectives and service delivery targets can be found in the 2004 Estimates of National Expenditure, which presents detailed spending tables per department together with an indication of expected outputs and outcomes.

Central government administration services

The Presidency receives an additional R38 million over baseline over the MTEF period, taking total allocations to R175,8 million in 2004/05, R190,9 million in 2005/06 and R205,2 million in 2006/07. The additional funds largely go to enhanced management capacity and administrative support. The National Youth Commission receives an increase of R1 million per year over the MTEF period.	Additional allocations to the Presidency vote supports enhanced capacity for research

Parliament’s budget is set to grow by an additional R112 million allocated for 2004/05, R101 million for 2005/06 and R121 million for 2006/07, accommodating improvements in services to members and upgrading of facilities. Total allocations, including direct charges, increase from R785 million in 2004/05 to R885 million in 2006/07.

Foreign exchange fluctuations impact on the Foreign Affairs vote, affecting about 65 per cent of its annual allocations. The allocations to Foreign Affairs in this budget include downward adjustments because of the strengthening of the rand, together with several additional allocations to expand foreign diplomatic capacity, upgrade IT systems and meet the costs of special projects.	The rand fluctuation impacts on the Foreign Affairs budget

Additional adjustments to the Home Affairs baseline amount to R154 million in 2004/05, R305 million in 2005/06 and a reduction of R148 million in 2006/07. The reduction in the outer year is due to a reduction in the funding of the Independent Electoral Commission after providing for the 2005 local government elections. In 2004, additional allocations will fund expenditure for the computerisation and upgrading of offices, the appointment of additional personnel and deployment of some 67 mobile units in remote rural areas.	Home Affairs additional allocations to expand core service delivery

The Provincial and Local Government vote receives a substantial adjustment to its baseline, R2,3 billion, R2,8 billion and R3,7 billion over the MTEF. The increases are mainly to the equitable share or conditional grant allocations for local government, and include shifts of funds from several other votes and previously unallocated poverty relief allocations, incorporated into the Municipal Infrastructure Grant. Increases in the equitable share are in support of the continued roll-out of free basic services.	Additions to local government share on DPLG vote

Additional allocations to the Public Works vote during the MTEF period amount to R375 million, R426 million and R511 million. Property management, which includes leasing office accommodation and official quarters, municipal services, rates and taxes and maintenance on state owned property is the spending pressure. About R120 million is set aside for construction projects over the next three years. To cater for the costs of setting up and operating a special unit that will co-ordinate the Expanded Public Works Programme, the Department receives a total allocation of R38 million over the period.	Special unit will coordinate Expanded Public Works Programme

2004 Budget Review

Table 6.6 Central government administration: expenditure by vote, 2000/01 – 2006/07

	2000/01	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07

				Revised
R million	Outcome			estimate	Medium-term estimates

Appropriation by vote
The Presidency	91	101	139	151	173	189	203
Parliament	267	270	312	456	588	613	664
Foreign Affairs	1 435	1 995	2 339	2 260	2 486	2 699	2 904
Home Affairs	1 646	1 120	1 367	2 053	2 273	2 690	2 381
Independent Electoral Commission	768	100	211	641	503	724	320
Provincial and Local Government	3 648	4 653	6 557	9 462	12 851	14 371	15 914
Local government equitable share	2 415	3 184	4 187	6 350	7 678	8 643	9 365
Conditional grants to local government	929	1 160	1 907	2 561	4 628	5 393	6 187

Conditional grants to provinces	150	163	293	298	261	44	46
Public Works	3 570	3 705	4 202	4 652	4 820	5 144	5 512
Conditional grants to local government	374	357	260	262	–	–	–

	10 657	11 843	14 917	19 035	23 191	25 706	27 578
Statutory appropriations
The Presidency	1	2	2	2	2	2	2
Parliament	150	162	173	183	197	208	221

Total	10 808	12 007	15 091	19 220	23 390	25 916	27 801

Changes to baseline
The Presidency				1	8	13	17
Parliament				12	112	101	121
Foreign Affairs				17	-11	10	54
Home Affairs				82	154	305	-148
Independent Electoral Commission				–	25	60	-384
Provincial and Local Government				63	2 251	2 841	3 693
Local government equitable share				7	600	945	1 205
Conditional grants to local government				1	1 605	1 856	2 438
Conditional grants to provinces				27	–	–	–
Public Works				185	375	426	511
Conditional grants to local government				3	–	–	–

				360	2 890	3 696	4 247
Statutory appropriations
The Presidency: Salary of the President and Deputy President				–	–	–	–
Parliament: Members’ remuneration				–	–	–	–

Total				360	2 890	3 696	4 247

Financial and administrative services

Pay of Community Officers at Multi-Purpose Community Centres to be upgraded	Due to revisions to the Government Communication and Information System mandate, the budget allocations to this vote are increased to strengthen staff capacity, improve service delivery and contribute to the international marketing of South Africa. The adjustments include provision for costs associated with the Presidential inauguration and 10th anniversary celebrations, and allowances for staff at the new Multi-Purpose Community Centres.

Chapter 6: Medium term expenditure estimates

Poverty relief allocations

Special poverty relief allocations were first made in 1997/98 for special employment programmes. In 1998/99 these allocations were broadened to include a focus on temporary poverty relief, and extended in 1999/00 to include commitments of Government at the Presidential Job Summit.

Programmes funded through this source complement other key poverty alleviation interventions such as social security grants and the delivery of basic services to communities like education, health, welfare, housing, water and sanitation, electricity, waste removal and municipal roads.

Since the special poverty relief allocation was a short-term intervention, an independent review was undertaken to help determine which programmes would continue to receive funding from 2004/05 onward. The review examined both the efficiency (spending patterns, financial controls, speed of disbursement, monitoring and evaluation systems) and effectiveness (targeting, appropriateness of projects, impact of projects) of spending.

The review confirmed that a number of key outputs have been delivered through the special poverty relief allocation despite being hampered by under spending in the initial years. Projects contributed significantly to:

•	The creation of new infrastructure (stream-crossings, rural access roads, taxi ranks, markets stalls, boreholes, ventilated improved pit latrine toilets, canals, sports fields, craft factories, fencing, community centres).

•	Rehabilitation of infrastructure (regraveling of roads, school buildings, bridges, clinic upgrading).

•	Increased services to communities (waste removal, crèches, removal of alien vegetation, soil conservation, wetland rehabilitation)

•	Income generating activities and support for the development of SMME’s in communities (tourism related activities like food services points and crafts; infrastructure related activities like welding, brick making, carpentry and service related activities like bakeries, poultry farms, sewing groups).

All projects created short term and permanent jobs and provided training ranging from vocational training to business skills, life skills, literacy and numeracy.

Where programmes contributed to the core functions of the department, illustrated their usefulness in alleviating poverty, were sustainable and contributed towards the efficient functioning of the intergovernmental system, funding has been integrated with the normal departmental allocation as indicated in the table below.

Department
R million	Programmes	2004/05	2005/06	2006/07
Agriculture	Land care	60	64	68
Arts and Culture	Investing in culture	75	83	91
Environmental Affairs and Tourism	Coastal management, waste management, tourism infrastructure and product development	356	381	404
Science and Technology	Agricultural processing projects	45	47	53
Sport and Recreation South Africa	Building for sport and recreation	137	7	9
Water Affairs and Forestry	Working for water	400	424	449

Total		1 073	1 006	1 074

Where programmes were functions of a different sphere, the funding has been moved to the relevant sphere using existing funding mechanisms. Over the 2004 MTEF, the following adjustments have been made:

•	Additional allocations to the Provincial Infrastructure Grant of R172 million, R175 million and R179 million

•	Additional allocations to the Municipal Infrastructure Grant of R417 million, R580 million and R614 million

The six national poverty relief programmes and portions of the infrastructure grants are now part of the Expanded Public Works Programme.

2004 Budget Review

Over the MTEF, the provincial infrastructure grant totals R11 billion	The main expenditure items on the National Treasury vote are infrastructure transfers to provinces, local government restructuring and financial management grants, provision for civil and military pensions and post retirement medical benefits, funding for the SA Revenue Service and provision for Secret Services. Adjustments over the medium term make provision for increases in infrastructure transfers to provinces.

Table 6.7 Financial and administrative services: expenditure by vote, 2000/01 – 2006/07

	2000/01	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07

				Revised
R million		Outcome		estimate		Medium-term estimates

Appropriation by vote
Government Communication and Information System	66	123	152	179	203	209	223
National Treasury	6 698	8 165	9 847	12 279	13 942	14 587	15 618
South African Revenue Service	2 529	2 863	3 502	3 792	4 603	4 748	5 033
Secret Services	890	983	1 329	1 771	2 117	2 080	2 223
Conditional grants to provinces	970	1 824	1 950	2 534	3 348	3 731	4 118
Conditional grants to local government	275	290	305	750	541	549	549
Public Enterprises	34	196	210	88	76	79	80
Public Service and Administration	85	99	138	170	127	149	162
Public Service Commission	43	53	57	64	73	78	83
South African Management Development Institute	19	23	31	42	41	37	40
Statistics South Africa	205	898	359	294	504	653	1 357

	7 149	9 556	10 794	13 116	14 965	15 793	17 563
Statutory appropriations
State debt cost	46 321	47 581	46 808	47 326	50 432	53 986	57 945
Provincial equitable share	98 398	107 460	123 457	144 743	159 971	173 852	186 392

Total	151 868	164 597	181 059	205 185	225 369	243 631	261 899

Changes to baseline
Government Communication and Information System				2	11	2	3
National Treasury				507	526	751	951
South African Revenue Service				–	–	–	–
Secret Services				3	62	100	124
Conditional grants to provinces				–	472	675	879
Conditional grants to local government				223	-1	-23	-57
Public Enterprises				28	12	11	8
Public Service and Administration				12	–	5	10
Public Service Commission				–	4	4	4
South African Management Development Institute				–	2	2	2
Statistics South Africa				1	68	72	741

				550	623	847	1 720
Statutory appropriations
National Treasury: State debt cost				-3 660	-2 647	-1 084	-429
National Treasury: Provincial equitable share				2 357	4 658	6 295	8 782

Total				-753	2 634	6 058	10 073

Chapter 6: Medium term expenditure estimates

The Public Enterprises vote receives baseline adjustments of R12 million, R11 million and R8 million. These funds will be used to increase capacity in the areas of policy development and business planning, performance monitoring, restructuring of state-owned enterprises and administration. These baseline allocations include amounts of R6,9 million, R5,6 million and R0,4 million to fund two trusts that were established to manage Telkom shares on behalf of employees and former employees of Telkom.	Enhanced capacity in Public Enterprises

The Public Service and Administration vote receives moderate baseline adjustments of R15 million for the two outer years to increase internal capacity in order to strengthen provincial intervention measures, such as those implemented in the Eastern Cape during 2003/04.

Over the medium term, Statistics South Africa will focus on improving the quality of statistical data. Additional allocations make provision for improving the quality of key economic and social statistics. A substantial baseline adjustment of R741 million in 2006/07 will fund the 2006 Census.	Stats SA receives R741 million for 2006 Census

Social services

The Investing in Culture programme – previously funded from the special poverty relief allocation – is now included in the baseline allocation to the Arts and Culture vote. Further baseline adjustments made for the Department include additional allocations for social cohesion and justice projects (R23 million), the national heritage inventory audit (R29,5 million) and an increase in financial assistance to the Pan South African Language Board (R8 million). In 2005/06, the Freedom Park project will be completed and the reduction in baseline reflects the conclusion of capital funding.	Freedom Park project to be completed by 2005/06

On the Education vote, there is an increase in the provision for the restructuring of higher education institutions a further R1,0 billion is allocated over the MTEF period to bring total allocations for restructuring to R1,8 billion. The National Student Financial Aid Scheme will receive an additional R50 million in 2006/07. The Department’s operational costs receive an addition of R160 million over the medium term, which includes R60 million for implementing the Revised National Curriculum Statement and R50 million for writing and implementing of the new Further Education and Training (FET) curriculum. The Department assumes responsibility for the management and monitoring of the Primary School Nutrition Programme from 1 April 2004, which was previously funded on the health vote.	A further R1 billion allocated for higher education restructuring

Analysis of the Health vote needs to take into consideration the shift of the Primary School Nutrition Programme to the education vote. After adjusting for this function shift, Health receives an additional R1,9 billion over the MTEF for the HIV and Aids conditional grant to provinces to fund the comprehensive response to HIV and Aids, including the roll-out of antiretroviral treatment. To provide adequate oversight of the treatment programme, the national Department	R1,9 billion additional allocation to HIV and Aids grant

2004 Budget Review

receives an additional R161 million. It also receives additional allocations for strengthening regulation of the pharmaceutical industry, addressing backlogs in assistive devices such as wheelchairs and upgrading the Medical Bureau for Occupational Diseases building.

Table 6.8 Social services: expenditure by vote, 2000/01 – 2006/07

	2000/01	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07

				Revised
R million		Outcome		estimate	Medium-term estimates

Appropriation by vote
Arts and Culture	399	443	593	926	1 142	1 202	1 081
Education	8 070	8 616	9 314	10 585	11 345	12 107	13 007
Conditional grants to provinces	743	809	936	1 144	961	1 048	1 243
Health	6 155	6 224	7 059	7 696	8 788	9 626	10 458
Conditional grants to provinces	5 518	5 472	6 300	6 711	7 655	8 486	9 228
Labour	732	1 397	1 283	1 054	1 192	1 289	1 382
Science and Technology	583	701	802	1 068	1 276	1 515	1 651
Social Development	472	2 328	639	2 100	4 548	7 848	10 291
Conditional grants to provinces	55	2 020	58	1 654	4 108	7 362	9 774
Sport and Recreation South Africa	70	101	172	228	286	181	209
Conditional grants to local government	–	36	84	123	132	–	–
Conditional grants to provinces	–	–	–	–	9	24	39

	16 482	19 811	19 863	23 658	28 577	33 770	38 078
Statutory appropriations
Labour	902	2 541	3 259	3 700	4 300	4 500	4 700

Total	17 383	22 352	23 122	27 358	32 877	38 270	42 778

Changes to baseline
Arts and Culture				–	71	81	-108
Education				702	860	946	1 176
Conditional grants to provinces				701	584	649	819
Health				-691	-452	-279	-41
Conditional grants to provinces				-703	-538	-318	-104
Labour				-237	-100	71	90
Science and Technology				38	123	152	205
Social Development				148	323	579	2 585
Conditional grants to provinces				100	250	500	2 500
Sport and Recreation South Africa				3	179	67	89
Conditional grants to local government				–	132	–	–
Conditional grants to provinces				–	9	24	39

				-38	1 004	1 617	3 996
Statutory appropriations
Labour: Skills development				100	400	200	142

Total				62	1 404	1 817	4 138

UIF on healthy footing, decrease in government support	The decrease in the Labour vote in 2003/04 and 2004/05 stems from the withdrawal of R250 million and R150 million allocated to the Unemployment Insurance Fund by Cabinet due to the healthy surplus position of the Fund. The increase in the allocations take account of new responsibilities arising out of the Growth and Development Summit, which include monitoring of progress in implementation and

Chapter 6: Medium term expenditure estimates

a commitment by Labour to train one thousand registered learners. The Labour vote also receives R113 million to strengthen institutional capacity to enhance implementation of various regulations and guidelines.

The Science and Technology vote receives R145 million for the Agricultural Processing Programme that was previously funded from the special poverty relief allocation. Baseline adjustments include funding for the implementation of the National Research and Development Strategy (NRDS) including the establishment of a National Energy Research Institute. Funds for the NRDS include allocations to the various science councils funded by the Departments of Agriculture, Health, Minerals and Energy, Science and Technology and Trade and Industry. Science councils also receive additional allocations.	National Energy Research Institute will be established

Sport and Recreation South Africa receives an allocation of R135 million over the medium term to pilot the establishment of a National Sport Academy and to improve mass participation in sport and recreation. An additional amount of R47 million makes provision for the loveLife Games – previously funded by the Department of Health – to be administered by the Department from April 2004. The 2004/05 allocation includes R132 million as a once-off allocation for building and upgrading sport and recreation facilities. An amount of R21 million is also allocated for sport promotion, facility management and training.	National Sports Academy to improve participation in sport

The Social Development vote receives an allocation of R180 million for the establishment of the National Social Security Agency along with an Inspectorate for Social Security and for strengthening the strategic and organisational capacity of social security programmes. A new conditional grant introduced in 2003/04 to meet the costs of extending the means-tested child support grant to children up to their 14th birthday, sees a steep increase over the 2004 MTEF period as a result of the anticipated growth in beneficiary numbers. Total expenditure for the extension of the child support grant, HIV and Aids conditional grant and the food relief programme rises from R4,1 billion in 2004/05 to R9,8 billion in 2006/07.	R21,2 billion for conditional grants for child support, HIV and Aids and food relief

Justice and protection services

The revised allocation for the Correctional Services vote is the net result of additional amounts and reduced capital works allocations because of slow progress on the capital projects. The main pressure on the Correctional Services budget is the growth in the average daily offender population. Revised Remission and Parole Boards are constituted and will have associated personnel costs. In total, the Correctional Services vote receives over R8,4 billion for 2004/05, R9,0 billion for 2005/06 and R9,6 billion for 2006/07. A large portion of this allocation covers staff remuneration including significant overtime payments.	new Remission and Parole Boards to be established

The main spending pressure in the Defence vote arises from participation in peace support operations in the Democratic Republic	Strengthening of the rand yields substantial savings

2004 Budget Review

of the Congo and Burundi, and the acquisition of the Rooivalk helicopter. The strengthening of the Rand against major currencies in 2003 resulted in a downward adjustment to the total cost of the strategic armaments procurement programme. Savings amount to R832,2 million and R747,4 million in the first two years. The reduction to baseline in the third year of the MTEF is largely the consequence of phasing down of scheduled payments on the strategic procurement programme. Additional allocations amounting to R1,1 billion over three years are made for peace-keeping operations.

Justice additional allocation to expand court services	Major expenses within the Justice and Constitutional Development vote relate to the provision of court services, prioritisation of services to vulnerable groups, personnel expenditure and the building and maintenance of courts. Future implementation of legislation, such as the Child Justice Bill, Children’s Bill, and the Superior Court Bill also place pressure on departmental spending. Baseline adjustments rise from R109 million in 2004/05 to R208 million in 2006/07.

Table 6.9 Justice and protection services: expenditure by vote, 2000/01 – 2006/07

	2000/01	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07

				Revised
R million		Outcome		estimate	Medium-term estimates

Appropriation by vote
Correctional Services	5 475	6 549	7 068	7 500	8 408	9 035	9 627
Defence	13 932	16 045	18 836	19 905	20 257	22 124	22 361
Independent Complaints Directorate	26	27	32	37	42	47	50
Justice and Constitutional Development	2 738	3 762	4 310	4 384	5 054	5 420	5 786
Safety and Security	15 597	17 670	19 714	21 968	24 510	26 838	28 727

	37 768	44 053	49 959	53 794	58 271	63 464	66 551
Statutory appropriations
Justice and Constitutional Development	150	171	175	155	177	188	199

Total	37 917	44 224	50 134	53 949	58 448	63 651	66 750

Changes to baseline
Correctional Services				-177	-37	-24	26
Defence				-145	-232	-409	-1 524
Independent Complaints Directorate				–	1	2	3
Justice and Constitutional Development				-163	109	158	208
Safety and Security				83	349	607	921

				-402	190	335	-366
Statutory appropriations
Justice and Constitutional Development: Judges’ salaries				-12	–	–	9

Total				-414	190	335	-357

Over the MTEF, the SAPS will receive R1,9 billion additional funding	Within the Safety and Security vote, supplementary amounts of R349 million, R607 million and R921 million over the medium term are allocated to the Department to recruit additional police personnel, establish the new Protection and Security Services Division, continue modernising and expanding the vehicle fleet, upgrade IT systems, and secure the 2004 elections. The changes to baseline also include inflation-related cost adjustments. The total allocations for the 2004 MTEF period are R24,5 billion in 2004/05, R26,8 billion in 2005/06, and R28,7 billion in 2006/07.

Chapter 6: Medium term expenditure estimates

Economic services

Baseline adjustments totalling R1,1 billion on the Agriculture vote include the Comprehensive Agricultural Support Programme (CASP) – a provincial grant for post-settlement support to farmers. These initiatives are aimed at providing support to the beneficiaries of the Land Redistribution for Agricultural Development (LRAD) programme. The National Regulatory Services programme receives an additional allocation to reduce the risk of animal and plant diseases through regulation and effective control of the movement of people and animals across national borders. The total allocation to the Agriculture vote over the MTEF is R1,3 billion, R1,4 billion and R1,5 billion.	Post settlement support to new farmers allocated R750 million

Additional allocations to the Communications vote include provision for the development of a viable funding strategy for the proposed regional television services.The total allocation to ICASA rises from R141 million in 2004/05 to R155 million in 2006/07. Transfers and subsidies average 73 per cent of the vote over the MTEF period. These include the subsidy to the Post Office, which covers operational losses and assist in meeting its social obligations to roll-out infrastructure and services in under-serviced areas. Total expenditure on the Communications vote is estimated at R875 million in 2004/05, R915 million in 2005/06 and R971 million in 2006/07.

Total changes to baseline on the Environmental Affairs and Tourism vote amount to R1,6 billion over the MTEF period. The main component of this amount is a shift in poverty relief programmes previously funded through the special poverty relief allocation. The Tourism Enterprise Programme initiated in 2000 has proved to be successful at assisting small and medium enterprises and job creation and receives R74 million. The Department also received R20 million a year, funded through a levy on plastic bags, to promote the recycling of plastic bags. The total allocation to this vote increases from R1,6 billion in 2004/05 to R1,8 billion in 2006/07. At R1,1 billion in 2004/05, transfer payments constitute a significant part of the Department’s budget. These go to organisations promoting tourism (R342 million), managing national parks and gardens (R239 million), fisheries (R169 million) and poverty relief projects (R340 million).	Tourism Enterprise programme set to continue

Overall, the Housing vote receives an allocation of R4,8 billion in 2004/05, R5,2 billion in 2005/06 and R5,5 billion in 2006/07. Most of these funds are for the housing subsidy, which is transferred as a grant to provinces for the purposes of delivering subsidised housing to qualifying households. With the closure of the South African Housing Trust, all outstanding liabilities have been transferred to the National Treasury and claims against these liabilities are now made as direct charges against the National Revenue Fund. The money previously budgeted for these liabilities has now been surrendered resulting in a decline from the 2003 Budget forward estimates of R191 million in 2004/05, R174 million in 2005/06 and R183 million in 2006/07.	Over the MTEF, Housing budget is R15,5 billion – mostly transfers for housing subsidies

2004 Budget Review

Table 6.10 Economic services and infrastructure: expenditure by vote, 2000/01 – 2006/07

	2000/01	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07

				Revised
R million		Outcome		estimate	Medium-term estimates

Appropriation by vote
Agriculture	723	871	917	1 234	1 306	1 485	1 632
Conditional grants to provinces	18	28	24	36	227	290	345
Communications	456	1 128	885	1 635	875	915	971
ICASA	108	117	149	138	141	144	155
Environmental Affairs and Tourism	747	1 064	1 363	1 466	1 623	1 651	1 754
Housing	3 329	3 721	4 213	4 524	4 849	5 172	5 484
Conditional grants to provinces	3 047	3 322	3 907	4 355	4 589	4 868	5 160
Land Affairs	770	976	1 077	1 655	1 788	2 180	2 598
Minerals and Energy	592	1 233	1 853	1 791	1 934	2 070	1 937
Conditional grants to local government	–	–	225	230	248	258	–
Trade and Industry	2 160	2 016	2 393	2 695	2 848	3 024	3 214
Transport	4 099	4 937	5 710	6 289	6 759	7 125	7 585
Conditional grants to local government	22	38	40	9	–	–	–
Water Affairs and Forestry	3 042	3 483	3 681	4 639	3 302	3 542	3 631
Conditional grants to local government	1 515	1 454	1 699	2 103	1 019	1 073	991

Total	15 919	19 430	22 092	25 928	25 286	27 164	28 805

Changes to baseline
Agriculture				162	291	365	445
Conditional grants to provinces				-2	227	290	345
Communications				792	8	7	9
ICASA				10	6	7	9
Environmental Affairs and Tourism				53	487	535	571
Housing				-255	-191	-174	-183
Conditional grants to provinces				–	–	–	–
Land Affairs				16	–	200	500
Minerals and Energy				-17	48	66	-188
Conditional grants to local government				-10	3	–	-273
Trade and Industry				20	4	7	16
Transport				131	308	308	358
Conditional grants to local government				–	–	–	–
Water Affairs and Forestry				553	-352	-411	-560
Conditional grants to local government				165	-787	-898	-1 099

Total				1 454	603	903	969

Land reform and restitution receives an additional R700 million, over the MTEF	The core programmes of Land Reform and Restitution under the Land Affairs vote each receive an additional allocation of R350 million for the two outer years. The Land Redistribution for Agricultural Development (LRAD) programme is the main cost driver in the Land Reform programme. In the Land Restitution programme, government continues with its commitment to spend R5 billion over the period 2002/03 to 2006/07. Total expenditure within the Land Affairs vote is estimated to rise from R1,8 billion in 2004/05 to R2,6 billion in 2006/07.

Chapter 6: Medium term expenditure estimates

The main expenditure items on the Minerals and Energy vote are the Integrated National Electrification Programme and transfers to various institutions. In 2006/07, the electrification programme shifts to the Department of Provincial and Local Government to be administered as part of the Municipal Infrastructure Grant.

The Trade and Industry vote receives an additional R27 million over the MTEF, which will be distributed to its Science Councils – South African Bureau of Standards and Council for Scientific and Industrial Research. For 2004/05, approximately 77 per cent of the department’s budget allocation of R2,8 billion comprises transfer payments to its various agencies. New and expanded activities will be financed from the Department’s savings generated through reprioritisation of funds, efficiencies and synergies.	New and expanded activities in DTI funded from departmental savings

The Transport vote receives a total of R6,8 billion, R7,1 billion and R7,6 billion over the MTEF period. Roads and public transport are the two major spending items. The Department is responsible for transfers amounting to R4,7 billion to the South African National Roads Agency for the planning, development, upgrading and maintenance of national roads. Public transport spending is mostly for commuter rail and bus services and R14,8 billion has been allocated to public transport over the MTEF period. An additional allocation of R200 million, R250 million and R300 million has been made for provincial roads to be incorporated into the national road network. Further funding has also been made available for the development of a new National Land Transport Information System – R50 million in 2004/05 – and a further R50 million a year for the Arrive Alive information and awareness campaign to compensate for withdrawal of its funding from the Road Accident Fund.	Over the MTEF, Transport transfer R4,7 billion to SANRAL for national roads and a further R14,8 billion to commuter rail and bus services for public transport subsidies

The reduction in baseline allocations on the Water Affairs and Forestry vote is due to the shift of funds for water services projects to the Municipal Infrastructure Grant on the Provincial and Local Government vote. After adjusting for this function shift, additional allocations will be focused on developing water infrastructure and for regulation of water resources and services. Total allocations for this vote amount to R4,8 billion in 2004/05, R3,5 billion in 2005/06 and R3,6 billion in 2006/07.	Water service projects incorporated into MIG

Consolidated national and provincial expenditure

Consolidated national and provincial expenditure comprises national and provincial spending, together with expenditure of the social security funds and the RDP Fund. Consolidated expenditure is projected to increase by 9,3 per cent a year over the next three years. In real terms, non-interest spending increased by 5,4 per cent a year between 2000/01 and 2003/04 and non-interest allocations increase by an average of 3,3 per cent a year over the MTEF period ahead.	Growth in consolidated spending projected to be 9,3 per cent, over the next three years

2004 Budget Review

Functional distribution of consolidated expenditure

The functional distribution illustrates service delivery priorities	Table 6.11 presents the functional distribution of expenditure – also called a government purpose classification. The table is designed to indicate the broad structure of government spending, and provides a summary of the functional distribution of consolidated national and provincial expenditure. National expenditure is based on the allocations set out in the Estimates of National Expenditure, together with estimates of social security spending, while provincial estimates are based on preliminary data received from provincial treasuries.

Social expenditure is largest share of the budget	At 59,0 per cent of allocated non-interest expenditure, social services remain the largest component of the budget, with economic services and protection services contributing 14,8 and 19,0 per cent respectively. Notable trends include the following:

•	Social services remain the largest category of spending. Within social services, education continues to consume the largest share at 22,8 per cent of non-interest allocations.

•	Social welfare is one of the fastest growing categories with growth of 13,6 per cent a year over the next three years. This reflects the extension of the child support grant, and future increases in the values of social assistance payments.

Table 6.11 Consolidated national and provincial spending by function, 2003/04 – 2006/07

					Average annual
					growth

					2000/01–	2003/04–
	2003/04	2004/05	2005/06	2006/07	2003/04	2006/07

	Revised
R million	estimate	Medium-term estimates

Protection Services	58 327	63 247	68 555	71 966	12,7%	7,3%
Defence and intelligence	22 366	23 089	24 966	25 401	13,4%	4,3%
Police	23 127	25 669	28 048	30 000	12,2%	9,1%
Prisons	7 899	8 834	9 485	10 105	10,9%	8,6%
Justice	4 936	5 655	6 056	6 460	15,6%	9,4%
Social Services	177 330	196 686	215 975	232 804	14,9%	9,5%
Education	69 824	75 862	81 086	86 074	10,9%	7,2%
Health	39 677	42 586	47 138	50 522	12,1%	8,4%
Welfare (incl. social security)	51 486	59 936	68 019	75 429	21,6%	13,6%
Housing	5 652	6 339	7 034	7 309	11,5%	8,9%
Community development	10 691	11 962	12 698	13 471	30,1%	8,0%
Economic Services	45 000	49 411	54 914	59 725	23,4%	9,9%
Water schemes, related services	5 832	6 150	6 796	7 235	19,3%	7,4%
Fuel and energy	2 264	2 461	2 795	2 803	51,5%	7,4%
Agriculture, fishing and forestry	6 636	7 109	7 905	8 732	16,8%	9,6%
Mining, manufacturing and construction	1 506	2 053	2 370	2 694	8,6%	21,4%
Transport and communication	16 285	17 329	18 897	20 319	21,2%	7,7%
Other economic services	12 476	14 311	16 149	17 942	32,4%	12,9%
General government services and unallocable expenditure	23 483	23 987	25 956	27 903	15,7%	5,9%

Allocated expenditure	304 140	333 331	365 401	392 399	15,6%	8,9%
Interest	47 326	50 432	53 986	57 945	0,7%	7,0%
Contingency reserve	–	2 500	4 000	8 000

Consolidated expenditure	351 466	386 263	423 387	458 344	13,1%	9,3%

Chapter 6: Medium term expenditure estimates

•	In the economic services, fuel and energy expenditure increased markedly – 51,5 per cent between 2000/01 and 2003/04 – reflecting the roll-out of the electrification programme through the Department of Minerals and Energy.

•	The reduction in growth in the water schemes and related services is due to the consolidation of the waters services grant into the Municipal Infrastructure Grant.

•	Transport and communication remains the largest sub-component within the economic services cluster – reflecting the importance of investment in roads infrastructure and subsidisation of road and rail commuter services in national and provincial budgets.

•	Other economic services grow strongly, mainly because this category includes skills development spending and transfers to local government for municipal infrastructure and related services.

•	Protection services continue to grow at 7,3 per cent a year. The slowdown in Defence expenditure is linked to the phasing down of payments on the armaments procurement programme in 2006/07.

•	Spending on justice grows strongly, including improvements in courts and related services.

•	After growing rapidly in the last three years, spending on general administration functions, including home affairs, foreign affairs and the revenue service, increases more moderately over the MTEF period ahead.

Chapter 7 includes further details on spending by function of provinces, and also describes the role of national grants in supporting municipal services and infrastructure investment.

Tables 5 and 6 of Annexure B set out more detailed accounts of the economic and functional breakdown of consolidated national and provincial expenditure.

Conclusion

Since 1994, the new Government has responded to the enormous challenges of development and public service delivery by progressively extending and improving government programmes in the context of an evolving Constitutional order and intergovernmental fiscal system.	The Budget provides for a progressive extension of public services

Many more South Africans have been given access to housing, clean running water, primary health care, schooling and access to the courts. Through a substantial reorientation in public spending, Government has focused on reconstruction and development priorities, while addressing a comprehensive range of social, economic, administrative, safety and security-related and international responsibilities. The 2004 Budget provides for reinforcement of services in all these areas.

2004 Budget Review

Improved quality of spending remains a key to further progress	Having established a firm foundation for accelerated growth and broad-based development, Government recognises the need to focus on improved implementation and expenditure management, particularly in the development of the social security system, improvement in the quality of education and health services and in delivering infrastructure. The 2004 Budget invests in people, supports infrastructure investment and fights poverty through targeted income support.

7

Provincial and local government allocations

The evolution of a stable and well-functioning intergovernmental fiscal system has been a notable success of South Africa’s first decade of democracy. In 1994 South Africa had fragmented administrations designed to spend public resources and deliver services along racial lines. Ten years on, there is a unitary state, nine sound provincial governments and 284 municipalities, whose consolidation and institutional capacity-building are well under way.

Ten years ago, budget decisions were highly centralised and provinces, homelands and black local authorities only existed as administrations. This year, R195,4 billion of nationally raised revenue will be transferred to democratically elected provincial and local governments for the delivery of improved public services to all South Africans.

In the 2004 MTEF, R30,2 billion is added to the baseline allocations of provincial and local governments. This will see national transfers to provinces growing by 4,8 per cent in real terms over the MTEF while local government allocations will grow by 5,8 per cent in real terms.

In the provincial sphere, the increases will reinforce pro-poor social services spending on school education, health and social security grants. Increased local government allocations are intended to accelerate the delivery of municipal services, especially basic services to poor households.

Over the medium term, provinces and municipalities will prioritise labour-based infrastructure projects as part of Government’s Expanded Public Works Programme.

Intergovernmental finances – an overview

South Africa has made remarkable strides in developing its intergovernmental system in the last ten years. Before 1994, the country had a highly centralised budget process, which sought to allocate resources along racial lines, spending disproportionately less on black South Africans per capita. Ten years later, South Africa has a non-racial, decentralised budgeting system, with substantial resources allocated to the poor regardless of their race.

The Budget allocates about 61,8 per cent of nationally raised revenue (after debt-servicing) to the 9 provinces and 284 municipalities who are empowered to take resource allocation	Intergovernmental system decentralises budget responsibilities

2004 Budget Review

decisions within the context of broad medium-term priorities of government that are agreed through consultative processes in intergovernmental forums such as the Budget Council, Budget Forum, sectoral MinMECs, joint MinMECs and extended Cabinet meetings in which provinces are represented by Premiers and local government by the chairperson of the South African Local Government Association.

Division of revenue is informed by social and development priorities	For the 2004 MTEF, the intergovernmental consultative processes and the recommendations of the independent Financial and Fiscal Commission (FFC) have culminated in the division of revenue set out in table 6.2 of Chapter 6, which is informed by spending commitments, revenue capacity, government priorities and the functional responsibilities of each sphere.

Census results will affect grant allocations	The publication of 2001 Census data presents an opportunity for a review of all grant formulae. A review is also necessary to take account of the shift of social security payments to the national sphere, and the restructuring of the electricity distribution industry. Hence this process will be undertaken in two parts.

Comprehensive Review of all formulae for 2005 MTEF	For the 2004 Budget, selected components have been updated where new data could readily be applied. For 2005, a more comprehensive review will be undertaken covering aspects pertaining to the structure of all formulae, weights of components, type of data and other economic development and poverty related policy considerations. This will also consider revisions to the fiscal framework as it applies to provinces and municipalities, to assess their taxation and borrowing powers.

Provincial priorities include improving school education and comprehensive HIV and Aids programme	Provinces receive R26,3 billion more of nationally raised revenue to fund increases in social services expenditure: implementation of a scarce skills strategy and scaling up of HIV and Aids treatment in health; further extension of social assistance through enhanced income support to the poor and procurement of complementary inputs such as textbooks and other materials in school education.

Additions to provincial baseline allocations are also intended for spending on Expanded Public Works and Comprehensive Farmer Support programmes which are among the top priorities for the next decade. Provinces will continue to channel increasing resources towards provincial economic development programmes with high potential for creating employment opportunities.

Social services need to be balanced with investment in infrastructure	Provinces face a number of challenges over the next decade. Foremost is the need to balance the expansion of social services with reinforcement of investment in infrastructure and economic development. More work needs to be done to improve the quality of spending, especially in the areas of housing, health services and school education. Though improving, financial management capacity need to be deepened further to reduce the number of provincial departments still receiving qualified audit reports.

Local government priorities include improved accountability	National transfers to local government for the next three years go up by a further R3,9 billion to accelerate the roll out of free basic services to poor households and the provision of municipal

Chapter 7: Provincial and local government

infrastructure. Key financial reforms over the next three years will be driven by implementation of the Municipal Finance Management Act. Local government challenges include improving service delivery capacity, maintaining and extending infrastructure, collecting revenue, reducing the share of personnel expenditure, and improving accountability through the timely submission of financial statements for audit.

This chapter sets out the provincial and local government priorities that informed revisions to the national transfers to the two spheres. It outlines the composition, criteria and trends in national transfers to provinces and local government, which are discussed in detail in Annexure E.	Transfers to provinces and municipalities are dealt with in detail in Annexure E

The chapter also summarises the projected provincial expenditure outcome for the 2003/04 financial year and makes preliminary observations on trends in 2004 provincial MTEF budgets, which will be tabled during the two weeks after the national Budget. The coming 2004 Intergovernmental Fiscal Review, to be published in May, will cover the budgets of each province and municipality.

Funding provincial governments

Provincial priorities for the 2004 MTEF

The 2004 MTEF builds on the sound policy framework that evolved over the first decade of democracy and provides for further deepening and consolidation of social services, which make up the bulk of provincial expenditure.

The provincial budget framework aims to strengthen the health sector to implement Government’s comprehensive response to HIV and Aids. In addition to amounts allocated through the equitable share in previous years, the framework allocates an additional R1,9 billion to the Health HIV and Aids conditional grant over the next three years for the rollout of antiretroviral drugs in designated facilities across the nine provinces.	Budget framework provides for implementation of Aids treatment programme

The allocations to provinces provide for the completion of the phasing of the extension of the Child Support grant and increases in grant values. The 2004 MTEF provides for the cost of extending this benefit to children in the age cohorts 9 to 13. Accordingly, R2,5 billion is added to the conditional grant in 2006/07 to provide for the additional beneficiaries. The equitable share is also adjusted to take account of higher take-up of other social security grants and increases in grant values with the view of protecting their purchasing power.	Additional allocations provide for the completions of the extension of CSG

Revisions to provincial allocations make provision for stepping up spending on school education and other education programmes such as Early Childhood Development and Adult Basic Education. The aim is to raise the level of spending on non-personnel components of education expenditure in order to improve educational outcomes.	Focus on further improving education outcomes

2004 Budget Review

Increased infrastructure expenditure will also create jobs	With regard to non-social service functions delivered by provinces, the priority is to ensure that infrastructure delivery facilitates the creation of employment opportunities. Additional allocations to the Provincial Infrastructure grant are expected to create room for increased spending on labour intensive projects such as rural roads and agricultural infrastructure. Over the next five years, about R15 billion of provincial infrastructure expenditure will be directed at such programmes, contributing towards the programme’s overall target of providing 1 million job opportunities. A further priority is to provide on- and off-farm support to developing farmers, including those benefiting from the Land Redistribution for Agricultural Development (LRAD) programme.

Provincial revenue

The design of South Africa’s intergovernmental fiscal system is such that provinces rely on national transfers for funding public services such as school education, health, social security grants and housing. This is largely due to the fact that most of these services are targeted at the poor and do not lend themselves to cost recovery.

National transfers to provinces continue to show strong growth in real terms	National transfers to provinces make up 97 per cent of total provincial revenue in 2004/05 and are budgeted to rise from a revised R161,5 billion in 2003/04 to R181,1 billion in 2004/05, and to R216,3 billion by 2006/07. This translates into a nominal growth in national transfers of 12,2 per cent in 2004/05, and an average annual growth of 10,2 per cent over the MTEF period. Provincial revenue from own sources makes up 3 per cent of total provincial revenue and is projected to grow from R5,4 billion in 2004/05 to R6,2 billion in 2006/07.

Table 7.1 Provincial revenue, 2003/04 – 2006/07

	2003/04		2004/05	2005/06	2006/07

		Revised
R million	Budget	estimate	Medium-term estimates

Transfers from national	158 995	161 476	181 130	199 704	216 344
Equitable share	142 386	144 743	159 971	173 852	186 392
Conditional grants	16 609	16 733	21 158	25 853	29 953
Own revenue	5 683	5 985	5 363	5 833	6 219

Total	164 678	167 461	186 493	205 537	222 563

Percentage growth
Transfers from national			12,2%	10,3%	8,3%
Equitable share			10,5%	8,7%	7,2%
Conditional grants			26,4%	22,2%	15,9%
Own revenue			-10,4%	8,8%	6,6%

Total			11,4%	10,2%	8,3%

The 2004 MTEF provides R26,3 billion more for provinces over 2003 baselines	The 2004 MTEF allocations provide for a further R26,3 billion additional spending in the provincial sphere. With these adjustments to baseline allocations, the provincial share of nationally raised revenue rises from 56,8 per cent in 2003/04 to 58,0 per cent in 2006/07.

Chapter 7: Provincial and local government

Of the R26,3 billion added to the provincial share over the MTEF, R19,7 billion goes into the equitable share, while R6,6 billion is added to conditional grants. This will see the equitable share rising from R144,7 billion in 2003/04 to R186,4 billion in 2006/07. Conditional grants grow from R16,7 billion to R29,9 billion over the same period, with the CSG extension grant accounting for R9,3 billion of the total conditional grant amount by 2006/07. Table 7.2 sets out total national transfers to provinces, including equitable shares and conditional grants.	Provincial equitable share increases by R19,7 billion over the MTEF

Table 7.2 Total transfers to provinces, 2002/03 – 2006/07

	2002/03	2003/04		2004/05	2005/06	2006/07

Revised
R million	Outcome	Budget	estimate	Medium-term estimates

Eastern Cape	22 714	26 447	26 826	30 129	33 248	35 911
Free State	9 270	10 709	10 873	12 164	13 294	14 321
Gauteng	22 413	25 794	26 188	29 008	31 697	34 005
KwaZulu-Natal	27 516	32 196	32 681	36 906	40 921	44 555
Limpopo	17 981	21 043	21 403	23 953	26 580	28 926
Mpumalanga	9 414	11 131	11 311	12 814	14 273	15 623
Northern Cape	3 270	3 841	3 899	4 412	4 784	5 150
North West	11 032	12 869	13 077	14 862	16 493	17 927
Western Cape	13 314	14 964	15 218	16 884	18 415	19 927

Total	136 925	158 995	161 476	181 130	199 704	216 344

Table 7.3 shows that the equitable share, which amounts to R159,9 billion, is the most significant transfer to provinces in 2004/05, while conditional grants amount to R21,2 billion. The two components of national transfers to provinces are discussed in detail below, and further details are provided in Annexure E.	Equitable share comprises the largest transfer to provinces

Table 7.3 Transfers to provinces, 2004/05

		Conditional grants

R million	Equitable share	Health	Provincial Infrastructure Grant	Housing	Social Develop- ment	Other[1]	Total

Eastern Cape	26 990	628	609	611	1 004	286	30 129
Free State	10 551	620	199	395	288	111	12 164
Gauteng	24 547	2 609	332	1 140	259	121	29 008
KwaZulu-Natal	33 059	1 209	706	776	861	294	36 906
Limpopo	21 789	318	593	381	640	231	23 953
Mpumalanga	11 606	227	255	304	298	124	12 814
Northern Cape	3 839	179	159	93	79	63	4 412
North West	13 270	268	288	430	466	139	14 862
Western Cape	14 320	1 596	205	460	213	89	16 884

Total	159 971	7 655	3 348	4 589	4 108	1 458	181 130

1.	Includes grants in the national departments of Agriculture, Education, Provincial and Local Government and Sport and Recreation South Africa.

The equitable share

The equitable share comprises 88,3 per cent of national transfers to provinces, and grows strongly over the MTEF period. The forward estimates for the provincial equitable share published in last year’s budget are revised up by R4,7 billion in 2004/05 and R6,3 billion in 2005/06. With the new baseline allocation for 2006/07, the	Strong growth in equitable share gives provinces flexibility in aligning budgets and priorities

2004 Budget Review

provincial equitable share allocation rises by 8,8 per cent a year over the MTEF period.

Allocation of equitable share is determined through provincial budget processes	The provincial equitable share allocation is an unconditional grant and provinces have discretion over how they allocate it among the functions they perform taking into account Government priorities.
The revised provincial equitable shares in table 7.4 are divided among provinces by means of a redistributive formula. The formula is reviewed and updated every year for new data, taking into account recommendations of the FFC. The publication of 2001 Census data presents an opportunity for a comprehensive review of the formula, for the 2005 MTEF.

Table 7.4 Provincial equitable shares, 2002/03 – 2006/07

	2002/03	2003/04		2004/05	2005/06	2006/07

Revised
R million	Outcome	Budget	estimate	Medium-term estimates

Eastern Cape	21 166	24 228	24 627	26 990	29 083	30 914
Free State	8 270	9 463	9 621	10 551	11 378	12 104
Gauteng	18 844	21 876	22 237	24 547	26 644	28 530
KwaZulu-Natal	25 157	29 279	29 763	33 059	36 105	38 901
Limpopo	16 692	19 352	19 674	21 789	23 730	25 497
Mpumalanga	8 705	10 220	10 388	11 606	12 748	13 813
Northern Cape	3 000	3 455	3 512	3 839	4 125	4 372
North West	10 328	11 822	12 018	13 270	14 410	15 436
Western Cape	11 294	12 692	12 904	14 320	15 628	16 825

Total	123 457	142 386	144 743	159 971	173 852	186 392

Selected components of the formula are updated for the 2004 Budget	For the 2004 Budget, only selected components are updated with new data. These are the education, basic and economic components. The current structure of the formula is summarised below (weights of each components are included in brackets):

	•	An education component (41 per cent) based on the size of the school-age population (ages 5-17) and the average for three years’ enrolment (2000-2002)

	•	A health component (19 per cent) based on the proportion of the population without medical aid or health insurance

	•	A welfare component (18 per cent) based on the estimated number of people entitled to social security grants – the elderly, disabled and children – weighted using a poverty index derived from the Income and Expenditure Survey

	•	A basic component (7 per cent) derived from each province’s share of the total population of the country

	•	A backlog component (3 per cent) based on the distribution of infrastructure needs as captured in the schools register of needs, the audit of hospital facilities and the share of the rural population

	•	An economic component (7 per cent) based on the distribution of total remuneration in the country

	•	An institutional component (5 per cent) divided equally among the provinces.

Chapter 7: Provincial and local government

Further details on the equitable share formula and Government’s response to the recommendations of the FFC are discussed in detail in Annexure E.

Conditional grants to provinces

Baseline allocations of grants central to Government’s priorities are revised upwards. Table 7.5 lists conditional grants to the provinces over the 2004 MTEF. Conditional grant frameworks have been revised with the view of defining more sharply their outputs. However, much still remains to be done to improve the administration and monitoring of conditional grants, as noted by the report of the Auditor-General for the 2002/03 financial year.

Changes to baseline allocations for conditional grants are made to the HIV and Aids, Provincial Infrastructure and Child Support Extension grants. Two new grants are also introduced to provide support to developing farmers and to encourage mass sport participation in previously disadvantaged communities. The school- based portion of the Integrated Nutrition Programme Grant previously administered by Health now shifts to Education. The Financial Management and Quality Enhancement Grant in Education is phased into the provincial equitable share. After all adjustments are taken into account, total conditional grant allocations will be R21,2 billion in 2004/05 rising to R29,9 billion in 2006/07. This reflects an upward adjustment of R802 million, R1,6 billion and R4,2 billion in conditional grants over the MTEF period.	Changes to conditional grants reflect national priorities

Health

About 36 per cent of conditional grants to provinces are in the health sector, comprising six of the nineteen grants. Health conditional grants total R7,7 billion in 2004/05 rising to R8,5 billion and R9,2 billion in the two outer years of the MTEF.

An amount of R1,9 billion over the next three years is added to the baseline allocation of the Health HIV and Aids grant bringing budgeted spending for this purpose to R3,5 billion over the next three years. This level of growth is in preparation for the rollout of antiretroviral treatment programmes and augments other treatment and prevention strategies currently under way. The main elements of the ARV programme are the costs of coordinating the programme, drugs, treatment, training and nutrition.	The health HIV and Aids grant receives the largest increase

After a 17 per cent increase to R718 million in 2003/04 the Hospital Revitalisation grant is allocated R912 million in 2004/05 and R1 billion in 2005/06. A further R91 million is added to the grant in 2006/07 increasing it to R1,2 billion. The grant funds major rehabilitation and replacement of equipment in central hospitals in line with the strategic transformation of the hospital sector.	Enhanced performance of Hospital Revitalisation programme

2004 Budget Review

Table 7.5 Conditional grants to provinces, 2003/04 – 2006/07

R million	2003/04	2004/05	2005/06	2006/07

Provincial and Local Government	298	261	44	46
Local Government Capacity Building Fund	232	220	–	–
Project Management Capacity for MIG	38	41	44	46
Disaster Management	27	–	–	–
National Treasury	2 534	3 348	3 731	4 118
Provincial Infrastructure	2 334	3 348	3 731	4 118
Provincial Infrastructure – Flood Rehabilitation	200	–	–	–
Education	1 144	961	1 048	1 243
Financial Management and Quality Enhancement	213	–	–	–
HIV and Aids	132	129	136	144
Early Childhood Development	88	–	–	–
Primary School Nutrition Programme	712	832	912	1 098
Health	6 711	7 655	8 486	9 228
National Tertiary Services	3 995	4 273	4 529	4 801
Health Professions Training and Development	1 333	1 434	1 520	1 520
Hospital Revitalisation	718	912	1 027	1 180
Hospital Construction – Academic Hospitals	92	–	–	–
Comprehensive HIV and Aids Grant	334	782	1 135	1 567
Integrated Nutrition Programme	97	112	123	–
Hospital Management and Quality Improvement	133	142	150	159
Medico-legal	9	–	–	–
Social Development	1 654	4 108	7 362	9 774
HIV and Aids (Community-Based Care)	66	70	74	79
Child Support Extension	1 200	3 650	6 900	9 284
Food Emergency Relief	388	388	388	411
Agriculture	36	227	290	345
Land Care: Poverty Relief and Infrastructure Development	36	27	40	45
Comprehensive Agriculture Support Programme	–	200	250	300
Housing	4 355	4 589	4 868	5 160
Housing Subsidy	4 246	4 474	4 745	5 030
Human Resettlement and Redevelopment	109	116	122	130
Sport and Recreation South Africa	–	9	24	39
Mass Sport and Recreation Participation Programme	–	9	24	39

Total	16 733	21 158	25 853	29 953

Tertiary services and training grants streamlined to achieve equity in the funding and distribution of health services	The National Tertiary Services grant (NTS) and Health Professions Training and Development grant (HPTD) are the main tertiary services and training grants administered by the national Department of Health. These grants are reconfigured progressively to achieve equity in the funding and distribution of health services. A further review of the NTS grant and funding arrangements for academic hospitals is currently under way and its recommendations will be considered for the 2005 Budget. The NTS grant is allocated R4,3 billion in 2004/05, R4,5 billion in 2005/06 and R4,8 billion in 2006/07. The HPTD grant is allocated R1,4 billion in 2004/05 and R1,5 billion for each of the outer years of the MTEF.

Chapter 7: Provincial and local government

Education

The Primary School Nutrition Programme grant, which makes up the largest part of the Integrated Nutrition Programme previously administered by Health shifts to Education from April 2004. In view of the fact that the beneficiaries of the programme are school pupils, it is envisaged that the relocation of the programme will further improve planning, enhance co-ordination and contribute to more efficient feeding in schools. Amounts of R832 million, R912 million and R1,1 billion over the three-year period will now be part of the education budget for this programme. Health retains R112 million in 2004/05 and R123 million in 2005/06 to continue with Integrated Nutrition outside of the school system for another two years. Thereafter this part of the programme will be integrated into the health budgets of provinces through the equitable share.	Relocation of PSNP to education will improve planning, coordination and delivery

The R129 million in 2004/05, R136 million in 2005/06 and R144 million in 2006/07 allocated to the HIV and Aids grant administered by the Department of Education is to fund school-based life skills training.	HIV and Aids grant to fund school-based life skills training

The education Financial Management and Quality Enhancement grant is phased into the provincial equitable share from 2004/05.

Social Development

The grants administered by the Department of Social Development grow sharply over the next three years, reaching R9,8 billion by 2006/07. The Child Support Extension grant is the reason for the growth as it rises from R1,2 billion in 2003/04 to R3,7 billion in 2004/05 and to R9,3 billion by 2006/07 bringing total spending on this grant to R19,8 billion over the next three years. In addition, R1,2 billion is set aside for emergency food relief over the next three years. The level of growth in these grants is in line with Government’s aim of addressing poverty and vulnerability by widening income support.	R19,8 billion earmarked for the Child Support Extension Grant

Since its introduction in 2003/04, the Child Support Extension grant provides income support to 756 000 seven and eight year old children a month bringing the total amount of children benefiting from CSG to over 4 million. The grant is extended to nine and ten year-olds in 2004/05, and will cover 11, 12 and 13 year-olds in 2005/06. It is envisaged that by 2006/07 when the CSG Extension grant phasing is complete, a total of over 6 million children will be accessing the Child Support Grant at a monthly cost of around R1,4 billion.	Phasing of the CSG will be completed in 2006/07

While social assistance is currently a provincial responsibility, legislation is currently being processed to consolidate this function into a new agency, to be overseen by the national Department of Social Development. Detailed planning and preparation for this change is in progress and it is expected that the Social Security Agency will be implemented over several years.	A National Social Security Agency will take over social security payments in future

2004 Budget Review

Government increases support for home-based care for people with Aids	Social Development also administers the component of the HIV and Aids grant which provide support to households caring for people with Aids. Over the MTEF, R223 million has been allocated to this grant.

Housing

R14,2 billion allocated for housing, but pace of spending is sluggish	The Housing Subsidy grant is allocated R14,2 billion over the next three years. Past and present spending trends on this programme reflect some sluggishness. For 2002/03, underspending of approximately R1,2 billion was recorded, while this year’s third quarter report shows that spending continues to be slow at 56,3 per cent of the adjusted budget.

Pace of housing delivery likely to improve in future	However, following the National Housing Summit held during November 2003, and with the review of the programme to be undertaken by the Department of Housing and National Treasury, it is expected that some of the impediments to speedy and efficient delivery will be reduced or eradicated paving the way to faster housing delivery.

Provincial Infrastructure

Provincial infrastructure increases by R2 billion over the next three years	The Provincial Infrastructure grant is increased by R1,5 billion over baseline for the next three years and rises from R2,3 billion in 2003/04 to R4,1 billion in 2006/07 resulting in budgeted transfers of R11,2 billion over the next three years. Provincial capital spending capacity has improved over the past three years. In addition to increasing infrastructure spending and addressing backlogs in social and economic infrastructure, the rising infrastructure allocations lay the basis for the expansion of labour-intensive projects under the auspices of the Expanded Public Works Programme. From 2004/05 the scope of the grant is expanded to also provide for agricultural infrastructure development to support farmers who acquire land through the LRAD programme.

Sport and Recreation

Promote developmental sports within communities	The Department of Sport and Recreation has been allocated funds to promote mass participation among historically disadvantaged communities in a selected number of development sport activities. A grant called ‘Mass Participation in Sport’ is introduced, allocating a total of R72 million to provinces over the next three years.

Agriculture

Promotion of sustainable use and management of natural resources	The Department of Agriculture has allocated R112 million to provinces to implement the Land Care Programme. The goal of the Land Care Programme is to promote sustainable use and management of natural resources. This is to encourage and empower communities to take responsibility for the management of resources in order to support food security and job creation through increased productivity. Some of the themes within the programme

Chapter 7: Provincial and local government

include: water care, soil care, veld care and Junior Land Care Programme.

A new grant is introduced in agriculture to support the implementation of the Comprehensive Agricultural Support Programme (CASP). This will provide on- and off-farm support and effective extension services to developing farmers. Increasing provision of agricultural support services is critical for the success of land redistribution initiatives, such as the Land Reform and Agricultural Development programme. R750 million is allocated over the MTEF years for this programme.	A new conditional will provide for comprehensive support to developing farmers

Local Government

Consistent with the process of streamlining fiscal flows between spheres, the local government capacity building grant, which currently flows through provinces is allocated R220 million in 2004/05 and is to be phased into the local government equitable share thereafter.	Local government capacity building grant will flow directly to local government in 2005/06

Provinces are, however, allocated R41 million in 2004/05, increasing to R46 million in 2006/07 to provide managerial, technical and administrative support to municipalities to implement infrastructure projects.

Provincial expenditure and budget estimates

Table 7.6 sets out actual consolidated expenditure trends for the past three years, a projected outcome for 2003/04 and preliminary provincial MTEF budgets for the next three years.

Table 7.6 Consolidated provincial expenditure according to function, 2000/01 – 2006/07

	2000/01	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07

Revised
R million	Outcome			estimate	Medium-term estimates

Education	43 442	47 088	52 838	59 770	64 776	69 289	73 545
Health	27 177	30 145	33 709	38 208	40 494	44 215	47 034
Welfare	20 930	23 889	32 473	41 769	47 813	55 690	62 436
Housing and community development	5 663	5 784	7 370	8 674	8 905	9 126	9 421
Other functions	12 870	15 462	19 348	22 914	24 126	26 669	28 701

Total expenditure	110 083	122 369	145 738	171 336	186 113	204 989	221 137
Total revenue	113 430	126 041	142 670	167 461	186 493	205 537	222 563

Surplus (+) / Deficit (-)	3 347	3 672	-3 068	-3 874	380	548	1 426

Economic classification
Current payments	79 210	85 453	95 558	107 812	117 273	126 481	134 480
Of which compensation	63 990	67 816	73 913	81 267	87 868	92 928	98 022
Transfers and subsidies	26 854	30 476	41 834	53 059	57 200	65 520	72 819
Payments for capital assets	4 019	6 439	8 346	10 464	11 640	12 987	13 839

Percentage shares of total expenditure
Social services	83,2%	82,6%	81,7%	81,6%	82,3%	82,5%	82,8%
Other functions (Incl. Housing)	16,8%	17,4%	18,3%	18,4%	17,7%	17,5%	17,2%

2004 Budget Review

2003/04 projected outcome

Provincial finances are stable, but pressures are evident	The 2003/04 projected outcome set out in table 7.6 is based on actual expenditure for the first nine months, as at 31 December 2003. The figures show that provincial finances are broadly stable. In 2000/01 and 2001/02 provinces posted successive surpluses of about R3 billion in each year followed by a deficit of the same magnitude in 2002/03. This deficit was fully funded from previous years’ surpluses and rollovers.

Allocative efficiency remains a challenge	One of the challenges facing provinces is to improve alignment between budgets and spending capacity, after taking account of rollovers. Underspending in housing and capital budgets, for example, will be addressed over time through improved planning and project management.

Provinces project a combined deficit of R3,9 billion for 2003/04	Provincial 2003/04 third-quarter reports also indicate that budgets have come under pressure as a result of unanticipated growth in social security grants expenditure. After taking account of adjustment budget estimates, provinces are projecting a combined deficit of R3,9 billion, of which about R1,5 billion is due to over-expenditure on social security grants, mainly attributable to rapid growth in take up of the disability grant, which has grown at an annualised rate of over 40 per cent.

2004 budget estimates

Consolidated preliminary provincial MTEF Budgets reflect strong alignment to priorities articulated in the 2003 Medium Term Budget Policy Statement. Provinces will table their budgets in the two weeks following the tabling of the national budget, highlighting how each individual provincial budget gives expression to Government’s priorities. Thereafter, provincial departments will table their strategic and performance plans detailing specific measurable objectives and showing how Government priorities are to be achieved. The following analysis is based on initial projections, and the 2004 Intergovernmental Review will report on provincial budgets in May.

Provincial expenditure will grow in line with strong growth in national transfers	Supported by strong growth in transfers of nationally raised revenue, total provincial expenditure is budgeted to grow by 8,6 per cent in nominal terms in 2004/05, and at an average annual rate of 8,9 per cent over the MTEF. On the back of low inflation, this sets a base for strong real growth in key provincial functions.

Social services

This year’s Budget sees a further consolidation of social service delivery – school education, health and social development. Social service spending grows by 9,4 per cent a year over the MTEF, facilitating further strengthening of pro-poor social services programmes, with emphasis on improving quality, while at the same time extending their reach to historically underserved areas.

Chapter 7: Provincial and local government

While the figures in table 7.6 reflect some stability in the share of social service spending around 82 per cent; the share of social development expenditure rises significantly from about 22 per cent in 2002/03 to about 26,0 per cent in 2004/05 and will exceed 28,0 per cent by 2006/07.	Social services stable, but social security payments are rising rapidly

Budgeted provincial education spending growth of 8,4 per cent in 2004/05 is aimed at sustaining the delivery of inputs like learner support materials and school infrastructure (new buildings, maintenance and furniture) needed to improve the quality of school education and also provide for the school nutrition programme. In addition, this growth funds the expansion of the Early Childhood Development Programme and the steady scaling up of adult basic education. Continued support for adult basic education and training reflects the importance of increasing basic literacy and numeracy among those denied educational opportunities in the past.	Non-personnel inputs in school education will receive a strong boost over the MTEF

A phased expansion of the Early Childhood Development Programme within the core provincial education function is now funded from the equitable share and the conditional grant is phased out.	ECD becomes part of mainstream education budgets

In the health sector, personnel expenditure is expected to increase in line with the strategic aim of attracting and retaining professional personnel with scarce skills into the public health service, especially into rural areas. An agreement with the unions in the sector has now been concluded. Priority will also be given to equipping the sector with human resources, drugs and equipment, in order to implement HIV and Aids prevention and treatment regimes. Total health spending is budgeted to grow from R38,2 billion in 2003/04 to R47,0 billion in 2006/07.	Health policy to focus on staffing and equipping of health facilities

Policies on welfare and social assistance are proving to be an effective and well-targeted mechanism in the effort to alleviate poverty. For the past decade of democracy, great strides have been made to widen the social safety net. There are currently over 7,4 million social grant beneficiaries accessing grants at a monthly cost of over R3 billion. There are presently 4 million children up to the age of 8 years accessing the Child Support Grant in addition to 179 000 benefiting through foster care grants. Projections are that, in total, just over 10 million beneficiaries will be receiving income support through social security grants by 2006/07. In addition to the growth in beneficiary numbers, grant values are adjusted each year to protect their purchasing power.	Beneficiary trends support Government’s commitment to widen the social safety net

The sharp growth of beneficiaries over the past years is supported mainly by policy changes directed at expanded coverage and improving the efficiency and effectiveness of the social security grant system. Particular attention is devoted to enhancing systems and administrative capacity in social development departments, supporting the implementation of norms and standards for social security delivery, and strengthening other welfare services delivered by non-governmental organisations.	Strengthening administrative systems is key to efficient social grant delivery

2004 Budget Review

Social development expected to be about 28,2 per cent of provincial spending and 3,9 per cent of GDP by 2006/07	Increases in social security spending demonstrate Government’s commitment to providing direct income support to vulnerable individuals and households. In aggregate, it is anticipated that about R8 billion more will be spent on social security grants in 2004/05, raising the level of spending on social development to R41,7 billion. The increase includes R3,7 billion earmarked for spending on the phased extension of child support grants to the 9 and 10 year old cohorts. Social Development budgets are expected to grow to R62,4 billion by 2006/07 and include R9,3 billion to fund the extension of the child support grant to 11, 12 and 13 year olds. In addition, provincial budgets provide for increases in pension and disability grant values to a maximum of R740 and child support grant values to R170 a month. As a percentage of GDP provincial social development spending (which excludes social security fund spending) increased from 2,3 per cent in 2000 to 3,4 per cent by 2003/04 and is expected to reach 3,9 per cent by 2006/07.

Other provincial functions

Provinces provide for increased allocations towards non-social sector functions like housing, roads, agriculture, economic affairs, environment and tourism and other administrative functions. The 2004 provincial budgets provide for continued acceleration in the turnaround in spending that started in 2001/02 on these functions. Provincial budgets for the ‘other functions’ provide for sustainable rural development, investment in economic and social infrastructure and employment opportunities across provinces.

Increased spending on non- social service functions is sustained over the MTEF	The growing share in social spending, driven by the growth in social grants results in a slight decrease in the share of spending on other functions. However, in absolute terms spending on these functions continues to show a strong upward trend. Spending on other provincial functions, including housing, rises from R27,7 billion in 2002/03 to a projected R31,6 billion in 2003/04, and is set to reach R38,0 billion by 2006/07.

Changes in expenditure mix will contribute to growth prospects and job creation	Strong growth in non-social services expenditure of 8 per cent over the next three years, largely driven by growth in infrastructure expenditure, will provide a significant boost to Government’s efforts to address unemployment through the labour-based Expanded Public Works Programme and create economic opportunities across provinces. Provincial infrastructure allocations also provide for increased provision for Government’s Comprehensive Agricultural Support Programme, which in addition to rural development, is important in providing food security, especially to the rural poor, and supporting the Land Redistribution for Agricultural Development Programme.

Provincial infrastructure investment continues to rise rapidly	Provincial investment in public infrastructure sustains an upward trajectory over the next three years. Provinces budget to make payments of R38,4 billion to capital assets over the MTEF. Payments for capital assets are budgeted to grow from R10,5 billion in 2003/04 to R11,6 billion in 2004/05 and to R13,8 billion by 2006/07. Notwithstanding indications of improvement in spending

Chapter 7: Provincial and local government

capacity on capital allocations, more remains to be done to further enhance infrastructure delivery. The increased allocations to capital expenditure present a challenge to provinces, which if met, will further accelerate infrastructure delivery over the medium term.

Local government finance

Local government budget priorities

In the first decade of democracy, the local government sphere underwent significant changes as municipalities moved through a three-phase transition beginning in 1993, followed by interim local authorities in 1995 and the establishment of new municipalities in 2000. Among the major milestones has been the adoption of the Local Government White Paper in 1998, which has served as the basis for a series of new legislation such as the Municipal Structures Act (No. 33 of 2000), Municipal Systems Act (No. 44 of 2003), Municipal Finance Management Act (No. 56 of 2003) and the Property Rates Bill. In sum, the local government system has successfully amalgamated previously racially segregated municipalities, repealed archaic local government legislation and rationalised the number of municipalities from 843 in 1995 to the present 284 as part of the broader processes of addressing the challenges of poverty and inequality.	Three phases of transformation since 1993

The 2000 local government elections ushered in the current phase of transformation of local government. Over the next decade, the challenges facing local government include institution-building, administrative reform, integrated planning, improvement in financial management and governance, expanding services and the delivery of free basic services, removing backlogs in infrastructure, enhancing revenue collection and management, and containing administrative and personnel costs within acceptable limits.	The year 2000 marked the start of the final phase of transformation

National transfers to municipalities supplement own revenue to enable them to fulfill their developmental roles. The key local government priorities are the expansion and provision of free basic services; acceleration of delivery of water, electricity and sanitation infrastructure to poor households; extension of services to areas not presently serviced; the creation of jobs through the Expanded Public Works Programme and enhancing capacity in the local sphere through administrative and financial management reforms.	Local Government priorities: poverty relief, free basic services, job creation and capacity building

Over the next three years, municipalities will receive an additional R3,9 billion, taking total transfers to local government over the next three years to R47,3 billion.

The 2004 MTEF takes a further major step in streamlining funding through the consolidation of infrastructure grants into the Municipal Infrastructure Grant (MIG). Approximately R1,7 billion of the additional allocation of R3,9 billion for local government goes directly into the Municipal Infrastructure Grant, enabling municipalities to address backlogs in basic municipal infrastructure in sustainable manner.	Consolidation of infrastructure grants gains momentum

2004 Budget Review

The remaining R2,2 billion goes into the local government equitable share, the unconditional transfer to municipalities, to subsidise the delivery of services to poor households. The local government equitable share rises by 12,1 per cent a year with a total budget of R28,5 billion over the next three years.

Capacity building allocations are aimed at in- house skills development	Allocations for capacity building and restructuring increase up to R750 million a year over the MTEF period. This is to encourage municipalities to prioritise focused in-house capacity building and to access funds in the local government sector education and training authority to assist in broad-based skills development. Over the 2004 MTEF period this will primarily focus on planning, project and financial management and budget reforms envisaged in the Municipal Finance Management and Municipal Systems Acts.

Guideline growth in municipal budgets set at 7 per cent in 2004/05	Taking into account increase in transfers, anticipated changes in service charges, tariffs for electricity and water and medium-term salary agreements within the local government sphere, the guideline growth rates for municipalities in compiling budgets are 7 per cent; 6,5 per cent; and 6 per cent for 2004/05, 2005/06 and 2006/07.

Policy and budget reforms

Despite increased access to services, backlogs still remain	The past ten years has seen increased access to social and economic infrastructure and services in historically underserved areas. However, Census 2001 indicates that substantial backlogs still exist in water, sanitation facilities and electricity infrastructure. Addressing backlogs remains one of the top priorities for Government.

Lack of adequate infrastructure hampers rollout of services	While significant successes have been recorded in ensuring that the poor have access to a package of free basic services, a large number of citizens still do not have access to essential basic services. A major factor in this regard is the absence of adequate infrastructure to facilitate access of the poor to basic services. This highlights the relationship between infrastructure investment and provision of basic services. The increases in both the local government equitable share and infrastructure grants are intended to speed up the redressing of backlogs.

Municipal Infrastructure grant aims to remove backlogs over a ten-year period	The consolidation of infrastructure grants into the Municipal Infrastructure Grant is a major achievement in reforming the grant system in relation to local government. The aim is to improve coordination and integration in infrastructure development at municipal level. The Municipal Infrastructure Grant further aims to remove the backlogs in basic municipal infrastructure over a ten-year period. Strong growth in the grant will facilitate expansion of labour-based projects in the construction and maintenance of municipal infrastructure.

Local government faces a number of fiscal challenges	Notwithstanding progress made, local government continues to face a number of fiscal challenges, which impact on the sphere’s revenue base. These include the restructuring of the electricity industry, the future of the Regional Services Council levies, the review of the formula for the equitable share and infrastructure grants and local

Chapter 7: Provincial and local government

government taxation powers. The review of the Local Government Fiscal Framework was originally planned for 2004 but could not commence because of the need to verify disaggregated local government information from the 2001 Census. The review will be completed in time for possible implementation in 2005.

In 2003, for the first time, national transfers to local government by municipality were published on Budget Day, four months ahead of the municipal financial year. This practice is being institutionalised and continues in the present Budget. Early publication of municipal allocations from national government enables municipalities to align their integrated developments plans (IDPs) and budgets for the timely implementation of programmes.	Three-year municipal allocations are published with this Budget

Revisions to the powers and functions of municipalities in 2003 resulted in major shifts in allocations among municipalities. The update of the formula with the 2001 Census information has led to further shifts in allocations for the 2004 MTEF. The impact of the new data will be phased in over time to ensure that municipalities are not adversely affected by the shifts. These issues are discussed in more detail in the section on the equitable share below and in Annexure E.	Alignment of functions between category B and C municipalities

The Municipal Finance Management Act will take effect on 1 July 2004. A programme for the phased implementation of the Act will be issued shortly. It will take due regard of the uneven capacities of municipalities to implement financial reforms.	MFMA takes effect in 2004

Implementation of the MFMA

The Municipal Finance Management Act (No. 56 of 2003) will be implemented on a phased basis over the medium term. In order to assist municipalities with implementation, the National Treasury in collaboration with the South African Local Government Association will develop uniform standards and conduct workshops. Initially, emphasis will be placed on the rollout of budgetary and financial reforms. Key objectives of the Act are to strengthen financial management through publication of quality and timely information, in-year monitoring, and improved accountability, and to facilitate greater transparency in managing financial matters.

Strong synergies have been developed with relevant local government legislation by providing for budget and other consultation processes in line with the Municipal Systems Act, linking IDPs with budgets and aligning the financial management requirements for alternate service delivery mechanisms.

National transfers to local government

National transfers to local government occur through an unconditional equitable share and conditional grants for infrastructure, capacity building and restructuring.

The number of grants to local government has been reduced to make the system of transfers simpler, ensure certainty and introduce greater flexibility for municipalities. In 1998/99, the number of grants was reduced drastically through the merger of programmes associated with the introduction of the equitable share and the Consolidated Municipal Infrastructure Programme. The phasing out of individual local infrastructure grants and their consolidation into the MIG will be completed over the next two years.	Rationalisation of local government grants to ensure simplicity, flexibility and certainty

2004 Budget Review

Table 7.7 National transfers to local government, 1998/99 – 2006/07

R million	1998/99	1999/00	2000/01	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07

Equitable share	1 975	2 163	2 415	3 184	4 187	6 350	7 678	8 643	9 365
Water and sanitation operating	599	727	786	692	700	1 001	858	934	991

Equitable share and related	2 574	2 890	3 201	3 876	4 887	7 352	8 536	9 578	10 355

Consolidated Municipal Infrastructure Programme	703	696	851	996	1 671	2 246	–	–	–
Water Services Project	520	626	725	757	999	1 102	160	139	–
Community Based Public Works Programme	152	356	374	357	260	262	–	–	–
Local Economic Development Fund	–	10	78	87	111	117	–	–	–
Sport and Recreation Facilities	–	–	–	36	84	123	132	–	–
National Electrification Programme	–	–	–	–	225	230	248	258	–
Urban Transport Fund	–	30	22	38	40	9	–	–	–
Municipal Infrastructure Grant	–	–	–	–	–	47	4 446	5 193	5 987
Other	–	–	6	33	32	–	–	–	–

Infrastructure	1 375	1 718	2 057	2 305	3 421	4 137	4 986	5 589	5 987

Restructuring grant	–	–	225	230	151	539	343	350	350
Financial management grant	–	–	50	60	154	211	198	199	199
Municipal Systems Improvement	205	–	–	41	94	151	182	200	200
Other	34	19	4	5	–	–	–	–	–

Current transfers	239	19	279	337	399	901	723	749	749

Total transfers to local government	4 188	4 627	5 536	6 517	8 706	12 390	14 245	15 916	17 091

National transfers to municipalities make up approximately 14,4 per cent of total local government revenue. Local government receives an additional allocation of R3,9 billion above baseline over the 2004 MTEF period, of which R2,2 billion is equitable share and R1,7 billion is allocated to infrastructure.

Local share increases to 4,6 per cent of the national budget	Table 7.7 shows that national transfers to local government rise to R14,2 billion in 2004/05, R15,9 billion in 2005/06 and R17,1 billion in 2006/07, representing 4,6 per cent of national spending by 2006/07, up from 3,6 per cent in 2002/03. The unconditional equitable share component makes up 55 per cent of national transfers to local government in 2006/07, up from 47 per cent in 1998/99, reflecting a shift to greater discretion at the local level as capacity is developed and fiscal reforms take hold.

Equitable share

No major changes to the equitable share formula	The division of the local government equitable share among municipalities is based on a redistributive formula that favours poor municipalities. Unlike in previous years, the 2004 Budget contains no major changes to the equitable share formula, as information was not available in time to complete a review of the formula. For further explanation of the formula refer to Annexure E.

Chapter 7: Provincial and local government

The equitable share is intended to supplement municipal own revenue to deliver free basic services such as water, sanitation, electricity and refuse removal to poor households. On average, up to 86 per cent of local government revenue is own revenue, from property taxes, regional service council levies, user charges and borrowing.	About 86 per cent of local government revenue is own revenue

The local government equitable share rises from R7,4 billion in 2003/04 to R10,4 billion in 2006/07.	Equitable share continues to increase

Census 2001 results

Population, access to services and poverty statistics are central in determining both the equitable share and municipal infrastructure grant allocations. According to the Census 2001 results released in 2003, the number of households has increased by 29 per cent since 1996 or at an annual growth rate of 5,2 per cent. Absolute growth in the six metropolitan municipalities has been slightly higher, at 33 per cent. Of the total number of households estimated in South Africa in 2001, 36 per cent can be found in these six metropolitan municipalities. A significant part of this growth can be attributed to urban migration, over and above the natural population growth rate.

Although the definitions of basic levels of service differ slightly between 1996 and 2001 censuses, as does the measurement error, the overall picture suggests that there is still a substantial backlog in access to basic services that need to be addressed. However, significant progress has been made in providing water and electricity. The number of people without access to water and electricity has fallen since 1996 by 12 per cent and 9 per cent, respectively over the five-year period.

Nevertheless, access to services, such as sanitation and refuse removal, needs to be extended considerably to provide every household with a full package of basic services. Population movement, growth and poverty play a key role in influencing these backlog statistics, as do funding to address the backlogs, and effective and efficient implementation of infrastructure.

Infrastructure transfers

National and provincial infrastructure transfers to local government are an important source of municipal capital revenues, contributing approximately 34 per cent to local government capital expenditure. Infrastructure transfers complement the equitable share allocations and enable municipalities to address backlogs and provide appropriate infrastructure for the delivery of essential services to the poor.	Infrastructure transfers contribute about 34 per cent of capital expenditure

Infrastructure transfers are conditional and municipalities are expected to utilise them to benefit poor households. Municipalities are required to actively contribute to the goals of the Expanded Public Works Programme by promoting projects that lend themselves to increased labour intensity.	Infrastructure transfers contribute to poverty relief and job creation

More specifically, municipalities will be required to apply labour-intensive methods for specified maintenance, upgrading and construction projects. The types of projects targeted are rural roads, low volume municipal roads (less than 500 users per day), pipelines, trenches and sidewalks. Details and further guidance will be provided by the Department of Public Works.	Priority will be on labour- intensive construction methods

2004 Budget Review

Infrastructure allocations increase at an annual average of 13,1 per cent in nominal terms	Table 7.7 shows that grants for infrastructure increase to R5,0 billion in 2004/05 from R4,1 billion in 2003/04. Total infrastructure transfers rise further to R5,6 billion and R6,0 billion in 2005/06 and 2006/07. On average, infrastructure transfers to municipalities increase by 13 per cent a year over the MTEF.

Accelerated transition to full implementation of MIG	The phased transition to a poverty-weighted formula for the Municipal Infrastructure Grant provides greater certainty in allocations, facilitating higher infrastructure spending. The Municipal Infrastructure Grant is intended to assist municipalities in providing basic municipal infrastructure and community services to low income households. The following programmes will be merged into the Municipal Infrastructure Grant:

•	Consolidated Municipal Infrastructure Programme

•	Water Service Capital Fund

•	Community Based Public Works Programme

•	Local Economic Development Fund

•	Building for Sport and Recreation programme

•	Electrification funding (in two years time)

Consolidation of municipal infrastructure grants	In the 2004 Budget, local government infrastructure transfers have been shifted onto the Vote of the Department of Provincial and Local Government. This arrangement will not apply to commitments where the Department of Water Affairs and Forestry is the implementing agent. As a result the Municipal Infrastructure Grant allocation is R4,4 billion in 2004/05, R5,2 billion in 2005/06 and rises to R6,0 billion in 2006/07, when the consolidation process is completed. Details of this formula are available in Annexure E.

Capacity building and restructuring

Capacity building approach	Two types of support are being funded through this component: capacity building and restructuring.
being reviewed	Capacity building and restructuring grants have been capped at R750 million a year from 2005/06. In the two outer years of the MTEF, R550 million is shifted from the capacity building programme to the local government equitable share.

Capacity building grants

Focus on building planning, budgeting, financial management and technical skills	Capacity building grants were introduced to assist municipalities in building organisational, institutional, planning, budgeting, financial management and technical skills. These grants also give effect to section 154(1) of the Constitution. There are two types of capacity building grants: the Municipal Systems Improvement Programme and the Financial Management grant. Although substantial resources have been committed over recent years towards local capacity building efforts, concern has been expressed that these have not had a measurable impact on capacity.

Chapter 7: Provincial and local government

The Municipal Systems Improvement Programme receives an average of R194 million over the three years and aims to assist municipalities in building in-house capacity of district and selected local municipalities to ensure that the new system of local government is fully implemented. Key aims of this programme are to develop planning capacity, build governance systems, and establish Planning Implementation and Management Support Centres as part of the implementation of the Municipal Structures and Municipal Systems Acts.	To build in-house capacity of district and selected local municipalities

The Financial Management grant aims to improve financial management practices, including the modernisation of budgeting, improved reporting, accounting, and monitoring in municipalities as part of the implementation of the Municipal Financial Management Act. Key priorities include assisting municipalities to produce credible multi-year budgets and quality annual reports, linking budgets to integrated development plans, and improving financial management practices.	Financial Management Grant supports budgeting and financial management reforms

In 2000, a pilot programme commenced in selected municipalities. The programme provides for bringing in international support and provides direct allocations to municipalities at a cost of R50 million in 2000/01, R60 million in 2001/02, R154 million in 2002/03 and R212 million 2003/04. The number of participating municipalities grew from the initial seven in 2000 to 63 in 2003. A full national roll out commenced in 2003 and by the end of 2004 all municipalities will be participating in the programme. The Financial Management Grant is set at R200 million per annum over the MTEF period. During 2003 sixteen financial advisors were placed in selected municipalities to support the implementation of the reforms. This initiative is to be expanded over the medium term. Furthermore, to facilitate skills development in financial management, municipalities have utilised the grant to appoint over one hundred municipal finance management interns.	Number of municipalities receiving technical assistance set to rise

Restructuring grants

The restructuring grant assists municipalities with large budgets with the reorganisation, restructuring of their finances and administrative processes to improve performance. The grant follows a demand driven approach with municipalities providing benchmarks and conditions against which they will be measured. Disbursements are based on achieving outputs and outcomes. The medium term outcome of the restructuring grant is to ensure that funding is disbursed to the larger cities in order to enhance management, local development, effective and efficient service delivery and long-term sustainability. It is anticipated that such improvements will have positive spin offs for the national economy.	Restructuring grants aims to improve service delivery and ensure sustainability

Municipal budgets and trends

Municipalities have the capacity to generate their own revenue from user charges for the consumption of services such as water,

2004 Budget Review

electricity, sanitation and refuse removal and municipal rates and taxes.

Local government reforms also targeted at improving quality of financial information	Municipal budgets should be seen in the context of legislative, structural and institutional transformation, which local government has undergone since 1993. As such, the budgets are not strictly comparable year-on-year and trend analysis is not possible. The budget and financial management reforms have been initiated to address the challenges in quality, content and usability of financial information.

Sharp increases in budgeted local government spending since 1996/97	Table 7.8 shows that in aggregate, municipal budgeted expenditure[1] increased from R45,8 billion in 1996/97 to R85,7 billion in 2003/04 over an eight-year period, representing a 9,4 per cent annual increase. Operating expenditure experienced the biggest increase, rising from R34,0 billion in 1996/97 to R68,9 billion in 2003/04, an increase of 10,6 per cent a year whereas capital expenditure increased by 5,2 per cent a year over the period under review. The increases in operating expenditure was largely driven by significant increases in personnel expenditure. The 2004 Intergovernmental Review will provide more detailed information on municipal budgets when it is published in May.

Table 7.8 Budgeted municipal expenditure, 1996/97 – 2003/04

R billion	1996/97	1997/98	1998/99	1999/00	2000/01	2001/02	2002/03	2003/04

Capital	11,8	10,8	13,7	13,7	13,7	11,7	13,1	16,8
% Change		-8,1%	26,9%	0,0%	0,0%	-14,6%	12,1%	28,0%

Operating	34,0	38,2	41,1	44,4	48,1	52,7	61,5	68,9
% Change		12,4%	7,6%	8,0%	8,3%	9,6%	16,7%	12,0%

Total	45,8	49,0	54,8	58,1	61,8	64,4	74,6	85,7
% Change		7,0%	11,8%	6,0%	6,4%	4,2%	15,8%	14,9%

Capital spending trends reflect institutional and financing bottlenecks	The low increase in budgeted capital spending is a reflection of institutional and financing bottlenecks within local government and among the spheres of government. The bottlenecks result from a combination of factors including uncertainty in the timing and flow of funds, insufficient capacity and skills in planning and implementation of programmes, weaknesses in budgeting and project management, focusing on the annual short term measures, a cautious investor outlook as well as emphasis on inputs rather than outputs and outcomes. The initiatives taken in the regulatory environment over the past few years and implementation of key policies in the medium-term will assist in addressing these impediments.

Capital budgets

National and provincial transfers increasingly finance capital spending projects	Table 7.9 indicates consolidated budgeted capital expenditure and income for the eight years from 1996/97 to 2003/04 municipal financial years. The table shows that since 2001/02, budgeted capital spending is increasingly financed from national and provincial infrastructure grants and subsidies. Previously, capital spending was financed largely by external loans, own sources and

1 Consolidated actual expenditure trends were not available at the time of drafting this Review.

Chapter 7: Provincial and local government

other sources such as donations and public contributions. The development of a municipal bond market should facilitate greater private investment in municipal infrastructure.

Table 7.9 Municipal capital budgets, 1996/97 – 2003/04

R billion	1996/97	1997/98	1998/99	1999/00	2000/01	2001/02	2002/03	2003/04

Infrastructure	6,8	7,0	10,3	10,2	9,9	7,6	8,9	13,6
% Change		2,9%	47,1%	-1,0%	-2,9%	-23,2%	17,1%	52,8%
Other capital	5,0	3,8	3,4	3,5	3,8	4,1	4,2	3,2
% Change		-24,0%	-10,5%	2,9%	8,6%	7,9%	2,4%	-23,8%

Total	11,8	10,8	13,7	13,7	13,7	11,7	13,1	16,8
% Change		-8,5%	26,9%	0,0%	0,0%	-14,6%	12,0%	28,2%

Sources of finance
Loans	1,0	0,1	1,1	1,3	1,2	1,7	1,7	1,7
Own sources	3,1	3,4	4,6	4,4	4,7	4,8	4,9	4,8
Grants and subsidies	2,0	0,8	2,7	2,7	2,5	3,9	5,2	7,6
Other	5,7	6,5	5,3	5,3	5,3	1,3	1,3	2,7

Total	11,8	10,8	13,7	13,7	13,7	11,7	13,1	16,8
% Change		-8,2%	26,9%	0,0%	0,0%	-14,6%	12,1%	28,1%

Operating budgets

Table 7.10 shows the local government budgeted operating expenditure and income trends over an eight-year period. Operating expenditure increased from R34 billion in 1996/97 to R68,9 billion in 2003/04, an average annual increase of 10,6 per cent. The significant increase was in personnel expenditure (10,9 per cent). If the cost of water and electricity purchases and intra-municipal transfers are excluded, personnel expenditure becomes as high as 40 per cent of total operating expenditure over the eight-year period. This leaves fewer resources available for direct service delivery. Government has instituted initiatives and strategies to optimise this expenditure and also improve the capacity and skill levels in local government.	Operating budgets show significant increases in personnel spending

Table 7.10 Municipal operating budgets, 1996/97 – 2003/04

R billion	1996/97	1997/98	1998/99	1999/00	2000/01	2001/02	2002/03	2003/04

Expenditure
Personnel	11,0	8,4	10,9	13,5	15,9	17,9	19,9	22,7
Water	1,8	1,8	2,1	2,5	2,7	3,7	4,3	4,3
Electricity	7,4	4,5	5,7	6,0	6,6	9,9	11,1	12,4
Other	13,8	23,5	22,4	22,4	22,9	21,2	26,2	29,5

Total	34,0	38,2	41,1	44,4	48,1	52,7	61,5	68,9

% Change		12,4%	7,6%	8,0%	8,3%	9,6%	16,7%	12,0%

Income
Regional levies	2,6	2,9	3,3	3,5	3,6	3,9	4,4	5,2
Property rates	6,5	5,1	8,0	8,9	9,7	11,6	12,5	14,6
Water	3,6	3,8	4,2	4,7	5,1	6,3	9,0	9,6
Electricity	12,8	10,0	10,0	11,1	11,8	15,0	19,1	21,4
Grants and subsidies	2,0	1,9	2,0	1,7	1,9	3,2	6,7	8,3
Other	6,5	14,5	14,4	14,5	16,0	14,3	9,9	10,3

Total	34,0	38,2	41,9	44,4	48,1	54,3	61,6	69,4

% Change		12,4%	9,7%	6,0%	8,3%	12,9%	13,4%	12,7%

2004 Budget Review

On average, water and electricity constitute around 45 per cent to 53 per cent of municipal revenue annually. Property rates constitute on average 20 per cent of revenue. The remaining revenue comes from a variety of sources such as Regional Services Council levies, refuse removal, grants and subsidies, donations and fines.

Conclusion

Provinces and municipalities are central to Government’s social and development objectives	Within the context of an expansionary fiscal stance, provinces and municipalities are getting substantial resources over baseline. In addition to ensuring that they sustain pro-poor programmes that have proved very effective in redressing imbalances of the past, this places the two spheres in a firm position to play a central role in delivering on Government’s priority programmes, including the rollout out of free basic services to households, a comprehensive response to HIV and Aids and implementation of the Expanded Public Works Programme, thus contributing to job creation.

Whilst the system of intergovernmental grants has matured over the last ten years, with the foundations now in place, Government will be embarking on a comprehensive review of the intergovernmental fiscal framework for the 2005 MTEF, with a view to ensuring that the intergovernmental system can meet the challenges of the next ten years.

Annexures

Budget Review 2002

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A

Glossary

Accounting officer	The civil servant in a department who is accountable to Parliament for financial management, usually the Director-General or head of the department.

Accrual	An accounting convention by which payments and receipts are recorded as they occur, even if no cash flow takes place.

Activity-based costing	A method of costing services by measuring the amount of money, personnel and other resources required to undertake a specific activity.

Ad valorem duties	Duties levied on commodities as a certain percentage of their value.

Adjustments estimate	Presentation to Parliament of the amendments to be made to the appropriations voted in the main budget for the year.

Administered prices	Prices set outside ordinary market processes, being determined by a monopoly or cartel, or by Government or a regulator.

Agency payments	Payments made by one government department to another, in the same or in a different sphere of government, to pay for services administered by the department receiving the payments. Agency payments do not form part of the budget of the department receiving the payment.

Allocated expenditure	The part of the national budget that can be divided between the national, provincial and local spheres of government, after debt interest and the contingency reserve have been taken into account.

Amortisation	The repayment of loan by instalments over the duration of the loan.

Appropriation	The approval by Parliament of spending from the National Revenue Fund, or by a provincial legislature from the Provincial Revenue Fund.

Asset swap	An arrangement whereby financial institutions are permitted to exchange a portfolio of South African shares and securities for a portfolio of foreign shares and securities. This enables South African investors to diversify offshore, while minimising the impact on domestic financial markets and the rand.

Average tax rate	The amount of tax paid as a proportion of the tax base, e.g. income, purchase of goods and services.

Balance of payments	A summary statement of all the international transactions of the residents of the nation with the rest of the world during a particular period of time.

2004 Budget Review

Baseline	The initial allocations used during the budget process, derived from the previous year’s forward estimates.

Bonds	A certificate of debt issued by a government or corporation guaranteeing payment of the original investment plus interest by a specified future date.

Bond market capitalisation	The total value of securities issued in the bond market.

Budget Council	A body established to coordinate financial relations between national and provincial government, comprising the Minister and Deputy Minister of Finance and the nine provincial MECs for finance.

Budget Forum	The Budget Forum is made of the Budget Council members plus representatives from organised local government.

Budget deficit/surplus	The difference between budgeted expenditure and budgeted revenues. If expenditure exceeds revenue the budget is in deficit, vice versa.

Capital asset	Property of any kind, including assets that are movable or immovable, tangible or intangible, fixed or circulating, but excluding trading stock held for the purpose of business activities.

Capital expenditure	Government expenditure on assets that last for a year or more, such as buildings, land, infrastructure and equipment.

Capital formation	A measure of the net increase in the country’s total stock of capital goods, after allowing for depreciation.

Capital gains tax	Tax levied on the income realised from the disposal of a capital asset by a taxpayer. A capital gain is the excess of the selling price over the purchase price of the capital asset.

Capital goods	Durable produced goods used over a period of time for the production of other goods. See also intermediate goods.

Capital flow	A flow of investments in and out of the country.

Capital inflow	The receipt of money by the host country from one or more countries.

Capital-output ratio	The ratio of the stock of capital employed to the output produced.

Collective bargaining	Negotiations between employees and employers on procedures and rules to cover conditions of work and rates of pay.

Conditional grants	Allocations of money from one sphere of government to another, conditional on certain services being delivered or on compliance with specified requirements.

Annexure A: Glossary

Consolidated expenditure	Total expenditure by national and provincial government, excluding allocations to local government other than agency payments.

Consolidated general government	National, provincial and local government, as well as extra-budgetary government institutions and social security funds.

Consumer price inflation (CPI)	Price increases as measured by the consumer price index (CPI), which reflects the prices of a representative basket of consumer goods and services.

Consumption expenditure	Expenditure on goods and services that are used up within a short period of time, usually a year. Salaries absorb most of Government’s consumption expenditure.

Contingency reserve	An amount that is not allocated for a specific purpose in advance in order to accommodate changes to the economic environment and to meet unforeseeable and unavoidable spending pressures.

Contingent liabilities	A government obligation that will only result in expenditure upon the occurrence of a specific event — such as a government guarantee.

Controlled foreign entity (CFE)	An entity wherein South Africans hold a greater than 50% interest, usually of the share capital of a company.

Conventional budget deficit	Total revenue less total expenditure.

Core inflation	Consumer price inflation, excluding certain items such as mortgage costs, indirect taxes and the costs of certain foods.

Corporatisation	The transformation of state owned enterprises into commercial entities, subject to commercial legal requirements and governance structures, while retaining state ownership.

Cost-push inflation	Inflation that is caused by an increase in production costs, such as wages or oil prices.

Coupon (Bond)	The periodic interest payment made to the bondholders during the life of the bond. The interest is usually paid twice a year.

CPIX inflation	Consumer price inflation excluding mortgage costs.

Crowding-in	Increase of private investment through the income-raising effect of government spending financed by deficits.

Crowding-out	A fall in private investment or consumption as a result of rising government expenditure which is financed in the financial markets thereby competing with firms or persons for borrowed funds; that is, firms and households unable to borrow at a low rate of interest curtail their investment and consumption spending.

Current account deficit/surplus	The difference between total imports and total exports, also taking into account service payments and receipts, interest, dividends and transfers. The current account can be in deficit or surplus.

Current expenditure	Government expenditure on goods and services, such as salaries, rent, maintenance and interest payments.

Debenture	A certificate of indebtedness of a government or company backed only by the general credit of the issuer and secured by property or

2004 Budget Review

assets.

Debt interest/service costs	The cost of interest on government debt.

Debt switching	The restructuring of the term and maturity profile of structure government debt.

Dedicated levy	Revenue earmarked or assigned for specific purposes, usually outside the budget process, but accounted for in the consolidated accounts of the general government.

Depreciation (capital)	A reduction in the value of fixed capital as a result of wear and tear or redundancy.

Depreciation (exchange rate)	A reduction in the external value of the rand. Depreciation makes South African goods cheaper to foreign purchasers, and imported goods more expensive to South African buyers.

Deflation	Deflation is the opposite of inflation. It is a general decline in a country’s price level.

Derivative financial instrument	A financial asset that derives its value from an underlying asset, which may be a physical asset such as gold, or a financial asset such as a government bond.

Designated countries	Foreign countries from which income may be exempt from South African tax under certain circumstances. See also double tax agreement.

Devaluation	A deliberate change in the exchange rate by a nation’s monetary authorities from one fixed level to another.

Direct investment	Investment from abroad in physical assets such as factories.

Direct taxes	Taxes charged on taxable income or capital of individuals and legal entities.

Disinflation	A decrease in the rate of inflation.

Disposable income	Excess income after paying all taxes and necessary expenses.

Dissaving	The difference between current and current expenditure, income including the depreciation of fixed capital.

Division of revenue	The allocation of funds between the spheres of government, as required by the Constitution. See also equitable share.

Domestic absorption	Total spending in the economy on household consumption, government consumption and investment.

Annexure A: Glossary

Domestic demand	The total level of spending in an economy, including imports but excluding exports.

Double tax agreement	An agreement between two countries to prevent income that is taxed in one country from being taxed in the other as well. See also designated countries.

Economic Growth	An increase in the total amount of output, income and spending in the economy.

Economically active population	The part of the population of working age that is employed or seeking work.

Effective tax rate	Actual tax liability (or a reasonable estimate thereof) expressed as a percentage of a pre-tax income base rather than as a percentage of taxable income, i.e. tax rates that take into account not only the statutory or nominal tax rate, but other aspects of the tax system (e.g. allowable deductions), which determine the tax liability.

Emerging markets	A name given by international investors to middle income economies.

Emerging Market Bond Index plus (EMBI+)	A leading benchmark tool developed by JP Morgan to track the performance of emerging markets external debt instruments.

Equalisation Fund levy	Dedicated fuel levy used to subsidise the local synthetic fuel industry. It is also used to smooth the impact of fluctuations in the international oil price (and exchange rate) on the domestic fuel price.

Equitable share	The allocation of revenue to the national, provincial and local spheres of government as required by the Constitution. See also division of revenue.

Exchange control	Rules that regulate the flow of currency out of South Africa, or restrict the amount of foreign assets held by South African individuals and companies.

Excise duties	Taxes on the manufacture or sale of certain domestic or imported products. Excise duties are usually charged on products such as alcoholic beverages, tobacco and petroleum.

Extra-budgetary institutions	Public entities not directly funded from the fiscus.

Financial account	A statement of all financial transactions between the nation and the rest of the world, including portfolio and fixed investment flows and movements in foreign reserves.

Financial and Fiscal Commission (FFC)	An independent body established by the Constitution to make recommendations to Parliament and provincial legislatures about financial issues affecting the three spheres of government.

Financial year	The 12 months according to which companies and organisations budget and account. See also fiscal year.

Fiscal drag	The effect of inflation on average or effective tax rates. Under an unindexed progressive income tax system, the effective tax rate is increased when money incomes increase, even though real incomes may not be increasing. This happens because taxpayers are pushed into higher income tax brackets where higher marginal rates apply.

Fiscal policy	Policy on tax, spending and borrowing by the government.

2004 Budget Review

Fiscal year	The 12 months on which government budgets are based, beginning 1 April and ending 31 March of the subsequent calendar year.

Fixed investment	Spending on buildings, machinery and equipment to contributing production capacity.

Foreign direct investment (FDI)	Movements of international capital entailing the purchase or establishment of ownership and control of a domestic operation by a foreign company.

Forward book	The total amount of contracts for the future exchange of foreign currency entered into by the South African Reserve Bank at any given point in time.

Forward cover	Transactions involving an agreed exchange rate at which foreign currency will be purchased or sold at a future date.

Forward markets	Markets in which currencies, commodities or securities are bought and sold at agreed prices for delivery at specified future dates.

Fuel levy	An excise tax on liquid fuels.

Function shift	The movement of a function from one departmental vote or sphere of government to another.

Funded pension arrangements	A pension scheme in which expected future benefits are funded in advance and as entitlement accrues.

GDP inflation	A measure of the total increase in prices in the whole economy. Unlike CPI inflation, GDP inflation includes price increases in goods that are exported, excludes imported goods, and includes intermediate goods such as machines.

Government debt	The total amount of money owed by the government as a consequence of its borrowing in the past.

Gross domestic product (GDP)	A measure of the total national output, income and expenditure in the economy. GDP per head is the simplest overall measure of welfare, although it does not take account of the distribution of income, nor of goods and services that are produced outside the market economy, such as work within the household.

Gross fixed capital formation (GFCF)	The addition to a country’s fixed capital stock during a specific period, before provision for depreciation.

Hedging	An action taken by a buyer or seller to protect income against changes in prices, interest rates or exchange rates.

Annexure A: Glossary

Horizontal equity	A key principle in taxation that holds that similarly situated taxpayers should face a similar tax treatment or tax burden, i.e. taxpayers earning same amount of income or capital should be accorded equal treatment.

Hybrid instruments	A financial instrument that has characteristics of both debt and equity, such as convertible debt or redeemable preference shares.

Inflation	A sustained increase in the general price increase.

Inflation targeting	A monetary policy framework intended to achieve price stability over a certain period of time. The Reserve Bank and Government agree on a target rate to be achieved over a stipulated period.

Integrated Justice System	The cluster of government activities consisting of Correctional Services, Justice and the South African Police Services.

Intermediate goods	Goods produced to be used as inputs in the production of final goods.

Inventories	Stocks of goods held by firms. An increase in inventories reflects an excess of output relative to spending over a period.

Investment	The flow of expenditure on new capital goods.

Labour intensity	The relative amount of labour that is required to produce a fixed quantity of output.

Levies	Compulsory statutory payments made in exchange for non-direct benefits received, e.g. fuel levies.

LIBOR	London Interbank Offered Rate (LIBOR) is the rate of interest that major international banks in London charge each other for borrowings.

Liquidity	The ease with which assets can be bought and sold.

Liquidity requirements	The amount of liquid or freely convertible assets that banks are required to hold relative to their liabilities, for prudential and regulatory purposes.

M3	The broadest definition of money supply in South Africa, including notes and coins; demand and fixed deposits; and credit.

Macroeconomics	The branch of economics that deals with the whole economy — including issues such as growth, inflation, unemployment and the balance of payments.

Marginal lending rate	A penalty rate of interest charged by the Reserve Bank for lending to financial institutions in the money market in excess of the daily liquidity provided to the money market at the repurchase rate. See also repurchase agreements.

Marginal return to labour	The fraction of income attributed to the portion of output produced by an additional unit of labour.

Marginal income tax rate	The rate of tax on an incremental unit of income.

Marketable securities	Tradeable financial securities listed with the securities exchange such as the JSE, SAFEX and BESA.

2004 Budget Review

Marketable securities tax	A charge on the purchase of securities traded on a stock exchange. It operates as an ad valorem excise tax at a rate of 0,25 per cent on the value of the stock exchange transactions.

Medium Term Expenditure Committee (MTEC)	The technical committee responsible for evaluating the MTEF budget submissions of national departments and making recommendations to the Minister of Finance regarding MTEF budget allocations to national departments.

Medium-term expenditure framework (MTEF)	The three-year spending plans of national and provincial governments, published at the time of the budget.

Merchandise exports	Exports of goods, but not services. In the South African accounts this usually excludes exports of gold.

Microeconomics	The branch of economics that deals with the behaviour of individual firms, consumers and markets.

Ministers’ Committee on the Budget (Mincombud)	The political committee that considers key policy and budgetary issues that pertain to the budget process before they are tabled in Cabinet.

MinMEC	A MinMEC is a political forum where national and provincial departments in the same sector discuss policy issues. It consists of the national Minister and the nine provincial MECs, supported by key departmental officials.

Monetary policy	Government policy that is delegated to central banks to implement policies that address the total money supply, exchange rates and the general level of interest rates in order to control inflation.

Money supply	The total stock of money in an economy.

National Budget	The projected revenue and expenditures that flow through the national Exchequer Account. Does not include spending by provinces or local government from their own revenues.

Negotiable certificate of deposit (NCD)	Short-term deposit instruments issued by banks, at a variable interest rate, for a fixed period.

Net open forward position (NOFP)	Net open forward position is the difference between the forward book and net official reserves. The forward position is the full dollar commitment held by the Reserve Bank to deliver dollars on maturing forward contracts.

Nil coupon bond	A security which makes no interest payment, paying the investor only the face value at redemption.

Nominal exchange rates	The current rate of exchange between the rand and foreign currencies.

Annexure A: Glossary

Nominal wage	The return, or wage, to employees at the current price level.

Non-financial public enterprises	Government-owned or controlled organisations, in goods and non-financial services, trading as business enterprises. Includes Eskom, Telkom, SABC, Transnet, Mossgas, etc.

Non-tax revenue	Income received by the government as a result of administrative charges, licences, fees, sales of goods and services, etc.

Organisation for Economic Co- operation and Development (OECD)	An organisation of 29 mainly industrialised member countries. South Africa is not a member of the OECD.

Outputs	Goods and services delivered by government.

Passive income	Income from an indirect source or where the taxpayer does not take part in producing the income, e.g. interest income, rental income, royalties, dividends, annuities.

Personal saving rate	Saving as a percentage of disposable income.

Portfolio investment	Investment in financial assets such as stocks and shares or government bonds.

Primary deficit/surplus	The difference between total revenue and non-interest expenditure.

Primary rebate	A rebate from income tax that is available to all taxpayers.

Primary sector	The agricultural and mining sectors of the economy.

Private sector credit extension	Credit provided to the private sector by banks. This includes all loans, credit cards and leases.

Privatisation	The full or partial sale of state-owned enterprises to private individuals or companies.

Producer price inflation (PPI)	Price increases measured by the producer price index (PPI), a measure of the prices paid based mainly on published price lists by producers.

Productivity	A measure of the amount of output generated from every unit of input. Typically used to measure changes in labour efficiency.

Public corporations	Companies that are fully or partly owned by government or public authorities and are regulated by law.

Public Benefit Organisations (PBOs)	Organisations that are mainly funded by donations from the public and other institutions, which engage in social activities meeting the needs, interest and the well-being of the general public.

Public goods	Goods and services that would not be provided in a pure free-market system (e.g. defence), and are largely provided by government.

Public Private Partnerships (PPPs)	A contractual arrangement whereby a private party performs part of a government function and assumes the associated risks. In return, the private party receives a fee according to predefined performance criteria.

2004 Budget Review

Public sector	National government, provincial government, local government, extra budgetary governmental institutions, social security funds and non-financial public enterprises.

Public sector borrowing requirement (PSBR)	The consolidated cash borrowing requirement of general government and public enterprises.

Rating agency	Institutions that evaluate the ability of countries or other borrowers to honour their international and domestic debt obligations. Credit ratings are used by international investors as indications of the sovereign risk of a country.

Real effective exchange rate	A measure of the rate of exchange of the rand relative to a trade-weighted average of South Africa’s trading partners’ currencies, adjusted for price trends in South Africa and the countries included.

Real exchange rate	The level of the exchange rate taking account of inflation differences.

Real expenditure	The level of expenditure after taking account of inflation.

Real wage	The return, or wage, to employees, measured at a constant price level.

Recession	A period in which national output and income declines. A recession is usually defined as two consecutive quarters of negative growth.

Regional service council (RSC) levies	Taxes on payroll and turnover collected by local authorities to fund mainly infrastructural development projects.

Remuneration	The costs of personnel including salaries, housing allowances, car allowances and other benefits received by personnel.

Repo rate	The rate of interest that the Reserve Bank pays on repurchase agreements with money market participants.

Repurchase agreements	Short-term contracts between the Reserve Bank and private banks in the money market to sell specified amounts of money at an interest rate determined by daily auction.

Reserves (foreign exchange)	Holdings of foreign exchange, either of the Reserve Bank only or of the Reserve Bank and domestic banking institutions.

Residence-based income tax system	A tax system where the world wide income accrues to a resident of a country is subject to the taxes of that country.

Rolling budgets	A budget system in which three-year forward projections are revised annually.

Saving	The difference between income and spending.

Annexure A: Glossary

Secondary rebate	A rebate from income tax, in addition to the primary rebate, that is available to taxpayers over the age of 65 and over.

Secondary sector	The part of the economy concerned with the manufacture of goods.

Secondary tax on companies	Tax on dividends declared by a company which is calculated at the rate of 12,5 per cent of the net amount of dividends declared.

Section 21 company	Non-profit making entities registered in terms of Section 21 of the Companies Act.

Service and transfer payments	Services involve transactions of non-tangible commodities, while transfers are unrequited transactions that do not generate a counter economic value (e.g. gifts and grants).

Skills Development levy	A payroll tax designed to finance training initiatives, in terms of the skills development strategy.

Source-based income tax system	A system where income is taxed in the country where the income originates.

Southern African Customs Union (SACU)	An agreement that allows for the unrestricted flow of goods and services between South Africa, Botswana, Namibia, Lesotho and Swaziland.

Southern African Development Community (SADC)	A regional governmental organisation which promotes collaboration, economic integration and technical cooperation throughout Southern Africa. Member nations are South Africa, Botswana, Namibia, Lesotho, Swaziland, Mozambique, Zimbabwe, Zambia, Angola, Malawi, Tanzania, the Democratic Republic of Congo, Mauritius and the Seychelles.

Sovereign debt rating	An assessment of the likelihood that a government will default on its debt obligations.

Specific excise duty	A tax on each unit of output of a good, unrelated to the value of the good.

Spot exchange rates	The nominal price of a currency traded for immediate delivery.

Spot markets	Markets in which currencies or commodities are traded for immediate delivery.

Spread	A gap between a bid and ask price of a stock or other security.

Stagflation	An economic condition characterised by high inflation and recessionary conditions. In other words, it is the combination of inflation and weak economic growth.

Stamp duty	A duty imposed on the issue of official documents such as passports, contracts, deeds for the transfer of ownership and cheques.

Standing appropriations	Government’s expenditure obligations that do not require a vote or statutory provision, including contractual guarantee commitments and international agreements.

Statutory appropriations	Amounts appropriated to be spent in terms of statutes and not requiring appropriation by vote.

2004 Budget Review

Syndicated loan	A large loan in which a group of banks, headed by a lead manager work together to provide funds which they solicit from their clients for the borrower.

Tax amnesty	A period allowed by tax authorities during which taxpayers who are outside the tax net, but should be registered for tax purposes, can register for tax without incurring penalties for the period in which they were illegitimately outside the net.

Tax arbitrage	This entails taking advantage of the different rates at which different kinds of income or different individuals are taxed, or where the same kinds of income or individuals are taxed differently in different tax jurisdictions.

Tax avoidance	When individuals or businesses legitimately use provisions in the tax law to reduce their tax liability.

Tax base	The aggregate value of income, sales or transactions on which particular taxes are levied.

Tax evasion	When individuals or businesses illegally reduce their tax liability.

Tax gap	A measure of tax evasion that emerges from comparing the tax liability or tax base declared to the tax authorities with the tax liability or tax base calculated from other sources.

Tax incentives	Specific provisions in the tax code that provide favourable tax treatment to individuals and businesses to encourage specific behaviour or activities, e.g. accelerated depreciation provisions to encourage investment and provisions to encourage retirement saving.

Tax incidence	The final distribution of the burden of tax. Statutory incidence defines where the law requires a tax to be levied. Economic incidence refers to those who experience a decrease in real income as a result of the imposition of a tax.

Tax loopholes	Unintended weakness in the legal provisions in the tax system, which taxpayers use to avoid paying tax liability.

Tax-to-GDP ratio	For public finance comparison purposes a country’s tax burden, or tax-GDP ratio, is computed by taking the total tax payments for a particular fiscal year as a fraction or percentage of the gross domestic product for that year.

Terms of trade	The relative prices of goods and services traded in international markets.

Tertiary sector	The part of the economy concerned with the provision of services.

Annexure A: Glossary

Total factor productivity (TFP)	An index used to measure the efficiency of all inputs that contribute to the production process. Increases in TFP are usually attributable to technological improvements.

Trade balance	Monetary record of a country’s net imports and exports of physical merchandise.

Trade regime	The system of tariffs, quotas and quantitative restrictions applied to protect domestic industries, together with subsidies and incentives used to promote international trade.

Trade weighted rand	The value of the rand pegged to or expressed relative to a market basket of selected foreign currencies.

Trademark	A legal right pointing distinctly to the origin or ownership of merchandise to which it is applied and legally reserved for the exclusive use of the owner as maker or seller.

Treasury committee	The Cabinet committee that evaluates all requests for additional funds for unavoidable and unforeseen expenditure during a financial year.

Twin deficits	The twin deficit establishes a link between a country’s fiscal policy (budget deficit) and its external balance (current account deficit).

Unallocated reserves	Potential expenditure provision not allocated to a particular use. Mainly consists of the contingency reserve and amounts of money left unallocated by provinces.

Unit labour cost	The cost of labour per unit of output. Calculated by dividing average wages by productivity (output per worker per hour).

User charge	Voluntary payments made in exchange for direct benefits accrued, e.g. road toll fees.

Vertical division	The division of revenue between spheres of government.

Vertical equity	A doctrine in taxation that holds that differently situated taxpayers should be treated differently in terms of income tax provisions; i.e. taxpayers with more income and/or capital should pay more tax.

Virement	The transfer of resources from one programme to another within the same department during the financial year.

Vote	An appropriation voted by Parliament.

Withholding tax	Tax on income deducted at source. Withholding taxes are widely used in respect of dividends, interest and royalties.

Yield	A financial return or interest paid to buyers of government bonds. The yield/rate of return on bonds takes into account the total of annual interest payments, the purchase price, the redemption value and the amount of time remaining until maturity.

Yield curve	A graph showing the relationship between the yield on bonds of the same credit quality but different maturity at a given point in time.

Zero-rate tax countries	This refers to jurisdictions that levy a zero-rate corporate income tax. In effect no tax is paid; this is akin to an indefinite tax holiday.

2004 Budget Review

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B

Statistical tables

Explanatory notes

1	Main Budget: Revenue, expenditure, deficit and financing, 1997/98 to 2006/07	192
2	Main Budget: Summary of revenue, 1986/87 to 2006/07	194
3	Main Budget: Revenue – detailed classification, 2000/01 to 2004/05	198
4	Main Budget: Expenditure estimates by vote, 1999/00 to 2006/07	202
5	Consolidated national, provincial and social security funds expenditure: Economic classification, 2000/01 to 2006/07	206
6	Consolidated national, provincial and social security funds expenditure: Functional classification, 2000/01 to 2006/07	208
7	Total debt of Government, 1979/80 to 2006/07	210
8	Financial guarantees: Amounts drawn on Government guarantees, 1999/00 to 2002/03	214

2004 Budget Review

Explanatory notes on the statistical tables

General remarks

This Annexure presents details of the main budget, consolidated national and provincial expenditure, government debt and financial guarantees. While government revenues are concentrated at the national government level, expenditure shifted from the national to the provincial sphere after 1994. Equitable share transfers to the nine provinces as a statutory commitment of government began in 1998/99, and the 1998 Budget marked the introduction of the local government equitable share.

Since more than 60 per cent of total expenditure on the main budget comprises transfer payments to other levels of general government, economic and functional classifications of national budget expenditure are not comprehensive. For purposes of analysis, it would be preferable to present economic and functional classifications of the expenditure of general government. This requires information on expenditure at all levels of general government and on its financing through revenue, balances brought forward and transfer payments (mainly from the national budget). This information is not readily available for local government, making it impossible to present consolidated general government finances at the time of the national budget. Historical data on general government finances are, however, published by the South African Reserve Bank in its Quarterly Bulletin and by Statistics South Africa.

Disbursements of foreign grants and technical assistance, and expenditure of the social security funds are included in the consolidated national and provincial expenditure estimates in Tables 5 and 6. The social security funds include the Unemployment Insurance Fund, the Road Accident Fund and the Compensation funds.

Treatment of foreign grants to the Reconstruction and Development Programme (RDP) Fund

Prior to 1999/00 foreign grants were paid to the National Revenue Fund and expenditure was included in departmental appropriations. From 1999/00 onwards, no foreign grants for RDP-related purposes have been included in the appropriations of national departments. All foreign technical assistance and other RDP-related grants are paid to the RDP Fund account that is separated from the accounts of government. Departments incur expenditure on RDP-related projects from an RDP Grant account, which is cleared with requisitions from the RDP Fund account.

However, in 2002/03 and 2003/04, amounts of R117,5 million and R66,7 million respectively were included in revenue as grants received from international donors. These were contributions towards defraying expenditure on the Burundi peacekeeping mission, appropriated on the budget of the Department of Defence.

Adjustments due to transactions in government stock

As part of the restructuring of government’s debt portfolio, bonds are repurchased or switched into new government bonds. In the process, government may make a capital profit, which is a book entry change in the discount on government bonds and is regarded as an extraordinary receipt. As such, capital profit does not represent an actual cash flow and is regarded as a “book profit”, recorded as a negative receipt and loan redemption for analysis purposes.

A premium may also be accrued or be payable when restructuring government’s debt portfolio. Premiums paid are accounted for as extraordinary payments and premiums received as extraordinary receipts.

Annexure B: Statistical tables

Sources of information

The information in Tables 1 to 6 on national and provincial government finances is obtained from the following sources:

•	Reports of the Auditor-General on the Appropriation and Miscellaneous Accounts in respect of General Affairs (1974/75 to 1993/94), the Accounts of the National Government (1994/95 to 1999/00), Audited Annual Financial Statements of National Departments (2000/01 to 2002/03) and the Revenue Accounts of the former self-governing territories and TBVC-states.

•	Reports of the Auditor-General on the Appropriation Accounts of the nine provinces, Audited Annual Financial Statements of Provincial Departments, as well as draft Financial Statements for some of the provinces.

•	Printed Estimates of Revenue and Expenditure for the national and provincial budgets.

•	The South African Reserve Bank.

•	The Development Bank of Southern Africa.

•	Annual statements of the Branches: Inland Revenue and Customs and Excise (previously of the Department of Finance) and of the South African Revenue Service.

•	Monthly press releases of the National Treasury, published in terms of Section 32 of the Public Finance Management Act.

In some cases the information on revenue of the former self-governing territories, TBVC-states and the expenditure of the new provinces in Tables 1 to 6 was either preliminary or a budget estimate. Where data were incomplete, collections of a particular tax have been adjusted by the average growth in collections of that tax in the rest of the self-governing territories and TBVC-states. Hence the information in Tables 1 to 6 cannot be regarded as actual and audited.

Revenue, expenditure, budget deficit and financing (Table 1)

Table 1 summarises the main budget balances since 1997/98 and medium term estimates to 2006/07. To be in line with the new Economic Reporting Format, the revenue classification has been amended to show financial transactions in assets and liabilities separately, which was included in non-tax current revenue in the past.

Repayments of loans and advances, which were previously shown as negative expenditure, have been reclassified as revenue. Given that the same amount is added to both revenue and expenditure, the national budget deficit is unaffected.

The classification of expenditure has also been amended in line with the New Economic Reporting Format. Appropriations by vote are now divided into current payments, transfers and subsidies, and payments for capital assets. Both current and capital transfers are included in transfers and subsidies, in line with the requirements of the new format. Expenditure for the years 1997/98 to 1999/00 has been reclassified to be in line with the new classification principles. However, payments for capital assets prior to 1999/00 are not strictly comparable with the numbers for 2000/01 onwards, due to the changes in classification rules. These new rules are explained in detail in the 2004 Estimates of National Expenditure.

The size of the deficit figures presented in this table differ from those presented in budgets prior to 1995/96, as a number of items that were previously regarded as “below-the-line” expenditure have been included in total expenditure. In addition, revaluations of foreign loan obligations are now excluded from expenditure, in keeping with international practice.

Under loan redemptions and financing, short-term loans include the net result of transactions in treasury bills. Long-term loans include all transactions in government bonds (i.e. new loan issues, repayments on maturity, consolidations, repurchases and switches).

2004 Budget Review

Loans issued for extraordinary purposes represent the settlement of extraordinary payments by means of government bonds issues. It excludes extraordinary payments in cash.

Prior to the 1998 Budget Review, transfers from the Strategic Fuel Fund and the National Supplies Procurement Fund, as well as proceeds from the sale and restructuring of state assets, were treated as financing items. These, together with extraordinary payments unrelated to expenditure, are now shown below the deficit and before financing. The reclassification does not affect the budget deficit.

Transfers between the former State Revenue Account, the Stabilisation Account and the Tax Reserve Account are shown in Table 1 as part of the changes in cash and other balances.

Main budget revenue (Tables 2 and 3)

Table 2 presents a summary of revenue and the details are set out in Table 3. Main budget revenue collections are recorded on an adjusted cash basis (cash book – revenue recorded as it is received in the ledgers of SARS). Tax revenue is classified according to standard international categories and departmental revenue according to the requirements of the new Economic Reporting Format.

Certain receipts into the National Revenue Fund are not regarded as revenue. These include proceeds from the sale of state assets, transfers from the IMF Deposit Account, transfers from the Tax Reserve Account, adjustments due to transactions in government stock and proceeds from the sales of fuel stocks.

The historical data presented in Table 3 have been reclassified to be in line with the new Economic Reporting Format. However, a large portion of the data cannot be reclassified, as departments captured these revenue transactions within their ledgers as miscellaneous revenue. These amounts are therefore reported as unspecified revenue.

Medium-term expenditure estimates by votes (Table 4)

Table 4 contains estimates of expenditure on national budget votes for the period 1999/00 to 2006/07. In 2003/04, amounts appropriated in the Main Budget and the Adjustments Budget as well as preliminary estimates of spending on each vote are shown. In all years prior to 2000/01, capital works undertaken by the Department of Public Works on behalf of other departments are distributed to these votes to give estimated total expenditure for each of the departments. These capital works amounts are now included in the individual departments appropriations.

The historical numbers have been adjusted for function shifts between various departments and therefore the detail amounts of some departments might differ from financial statements produced by those departments. However, total expenditure is not influenced by these changes.

Consolidated national and provincial budgets (Tables 5 and 6)

Tables 5 and 6 show the economic and functional classification of payments for consolidated national and provincial government and the social security funds. The national expenditure figures are for the 2004 Budget. In the provinces, however, expenditure estimates are preliminary, as their budgets are tabled after the National Budget. Provincial estimates are based on preliminary budget statements provided by the provinces and are subject to change before being tabled in the provincial legislature.

National Treasury has embarked on a project to reform the classification system used in the budget documentation of national and provincial governments. The aim of the reform is to bring reporting in line with international best practice, thereby improving transparency and accountability. For this purpose a new Economic Reporting Format and standard chart of accounts have been developed, that is in line with international reporting requirements. A detailed explanation of this

Annexure B: Statistical tables

new Economic Reporting Format can be found in the introduction to the 2004 Estimates of National Expenditure (ENE) published by the National Treasury.

During the conversion from the old to the new economic format and the reclassification of historical data, a few misclassifications have been identified and rectified. This results in the data in Tables 5 and 6 not being strictly comparable to the same tables published in previous budgets. Some of the major amendments to the economic and functional classifications can be summarised as follows:

•	Payments for training of new police officials within the Department of Safety and Security have been included with education expenditure in line with the requirements of the functional classification.

•	The Municipal Infrastructure Grant (MIG) to local government, in the Department of Provincial and Local Government previously classified as part of general government services and unallocable expenditure has been allocated to specific functions, influencing mainly water schemes and related services, transport and communication, fuel and energy and housing.

•	Regional Service Council (RSC) levies payable by departments and municipal rates and taxes payable by the Department of Public Works are compulsory fees due to local government. These amounts were previously classified as goods and services in the economic table but are now classified as transfers to municipalities, in line with international classification standards.

•	A number of transfers to extra-budgetary institutions were previously erroneously included as transfers to households and non-profit institutions. These classifications have been amended to be in line with the latest version of the schedules of public entities listed in the Public Finance Management Act and are now included in transfers to departmental agencies and accounts.

•	The Department of Public Works previously classified lease payments for some government buildings as capital expenditure. This reclassification results in a decrease in capital expenditure in the historical data as this is now included in current payments as part of goods and services.

•	Small amounts spent on current maintenance previously classified as capital expenditure is now correctly reflected as current payments.

•	Transfers made to the South African Rail Commuter Corporation were erroneously classified as a transfer to departmental agencies and accounts. This was rectified and is now included as transfers to public corporations.

Total debt of Government (Table 7)

Table 7 shows the major components of government debt. Total net government loan debt is calculated taking into account the cash balances of the National Revenue Fund. Realised losses on the Gold and Foreign Exchange Contingency Reserve Account is also disclosed. The projections for 2003/04 to 2006/07 are based on national budget data.

Financial guarantees: Amounts drawn on Government guarantees (Table 8)

The national government furnishes guarantees to various institutions. These guarantees will realise as liabilities to the state only if these institutions are unable to meet their commitments. It is not possible to anticipate the portion of these guarantees that will realise as liabilities to the national government, and they are therefore disclosed as contingent liabilities in Government’s Statement of Liabilities and Financially Related Assets. Amounts drawn in respect of guarantees and interest on these amounts, if guaranteed, are disclosed.

2004 Budget Review

Table 1
Main Budget:
Revenue, expenditure, deficit and financing 1)

		1997/98	1998/99	1999/00	2000/01	2001/02	2002/03

R million		Actual outcome				Preliminary outcome

Revenue
Tax revenue (gross)		165 327,4	184 843,6	201 386,0	220 334,1	252 298,3	282 209,7
Less: SACU payments		-5 237,2	-5 576,7	-7 197,3	-8 396,1	-8 204,8	-8 259,4
Departmental receipts		3 157,7	3 931,6	3 824,9	3 498,0	4 087,6	4 191,9
Total current revenue		163 247,9	183 198,5	198 013,6	215 436,1	248 181,1	278 142,1
Sales of capital assets	2)	18,4	26,9	74,7	43,5	4,2	57,8
Financial transactions in assets and liabilities	3)	123,3	780,0	74,1	112,3	77,2	307,7
Total budget revenue		163 389,6	184 005,4	198 162,4	215 591,9	248 262,4	278 507,7
Expenditure	4)
Statutory and standing appropriations		39 093,8	127 291,4	134 563,3	145 960,4	158 211,1	173 903,9
Cost of servicing state debt	5)	38 819,7	42 669,3	44 289,7	46 320,9	47 580,7	46 807,7
Provincial equitable share	6)	—	84 342,0	89 094,6	98 397,8	107 460,3	123 456,8
Other	7)	274,1	280,1	1 179,0	1 241,6	3 170,0	3 639,3
Appropriated by vote		150 853,6	75 282,8	80 186,7	87 973,7	104 693,5	117 625,2
Current payments	8)	37 512,1	36 992,5	39 101,3	39 824,0	44 294,4	48 961,7
Transfers and subsidies	9)	110 513,9	34 335,3	37 832,0	45 663,2	56 415,7	64 602,2
Payments for capital assets	10)	2 827,6	3 955,0	3 253,4	2 486,4	3 983,3	4 061,3
Recovery from the pension fund		—	-1 158,0	—	—	—	—
Plus: Unallocated funds		—	—	—	—	—	—
Contingency reserve		—	—	—	—	—	—
Total expenditure and lending		189 947,5	201 416,2	214 749,9	233 934,0	262 904,5	291 529,1

Budget deficit		-26 557,9	-17 410,8	-16 587,6	-18 342,1	-14 642,1	-13 021,3
Deficit as percentage of GDP		-3,8%	-2,3%	-2,0%	-2,0%	-1,4%	-1,1%
Extraordinary transfers	11)	-1,2	-936,1	-1 485,4	-2 299,3	-2 077,7	-7 970,7
Extraordinary receipts	12)	2 947,4	2 757,6	7 238,3	2 984,2	4 159,1	8 168,5
Net borrowing requirement		-23 611,7	-15 589,3	-10 834,7	-17 657,2	-12 560,8	-12 823,5

Financing
Change in loan liabilities
Domestic short-term loans (net)		1 897,1	1 352,7	1 884,1	4 978,9	-7 966,6	4 213,9
Domestic long-term loans (net)		17 687,0	18 215,2	3 031,9	6 406,3	-9 871,3	-3 017,4
Loans issued for financing:		17 687,0	18 215,2	1 546,5	4 182,7	-12 087,9	-6 940,3
New loans		31 622,5	39 309,6	21 218,4	20 312,0	14 647,1	15 549,9
Less: Discount		-3 014,6	-6 193,8	-3 685,8	-964,6	-323,3	-355,0
Scheduled redemptions		-10 845,9	-14 900,6	-15 981,0	-15 161,6	-22 433,4	-21 624,9
Buy back (net of book profit)		-75,0	—	-5,1	-3,1	-3 978,3	-510,3
Loans issued for switches:		—	—	—	-57,4	2 216,6	270,2
New loans		19 677,7	—	5 575,8	5 563,8	40 914,1	7 674,8
Less: Discount		-956,0	—	-601,5	-168,5	-1 675,3	-246,5
Loans switched (net of book profit)		-18 721,7	—	-4 974,3	-5 452,7	-37 022,2	-7 158,1
Loans issued for extraordinary purposes:		—	—	1 485,4	2 281,0	—	3 652,7
New loans		—	—	1 485,4	2 281,0	—	7 652,7
Less: Discount		—	—	—	—	—	—
Buy back (net of book profit)		—	—	—	—	—	-4 000,0
Foreign loans (net)		3 155,5	-677,5	8 513,9	1 901,8	33 130,8	14 310,1
New loans		3 898,2	11,7	13 259,6	1 987,5	29 873,7	11 039,2
Export credit facilities		—	—	—	1 976,9	3 383,1	4 880,7
Transfer from IMF Accounts at SARB		1 381,2	1 035,9	—	—	—	—
Less: Discount		-14,4	—	-67,2	—	-57,1	-226,0
Redemptions		-2 109,5	-1 725,1	-4 678,5	-2 062,6	-68,9	-1 383,8
Change in cash and other balances (- increase)		872,1	-3 301,1	-2 595,2	4 370,2	-2 732,1	-2 683,1

Total financing (net)		23 611,7	15 589,3	10 834,7	17 657,2	12 560,8	12 823,5

Gross domestic product (GDP)		699 636,0	752 646,0	819 421,0	914 634,0	1 010 921,0	1 149 890,0

1)	This table summarises revenue, expenditure and the main budget balance since 1997/98. As available data are incomplete, the estimates are not fully consistent with other sources, such as the government finance statistics series of the Reserve Bank.

2)	Sales of capital assets. Transfers from the National Supplies Procurement Fund and Strategic Fuel Fund are excluded.

3)	Financial transactions in assets and liabilities includes recovery of loans and advances.

4)	Expenditure for 1997/98 to 1999/00 has been reclassified to be in line with the new economic reporting format.

5)	Excluding discount on the sales of new government stock, premium on debt portfolio restructuring and revaluation of foreign loan repayments. Including management costs.

6)	The provincial equitable share was introduced in 1998/99. Prior to this the provincial share was included in voted expenditure as a transfer to provinces.

Annexure B: Statistical Tables

Table 1
Main Budget:
Revenue, expenditure, deficit and financing 1)

		2003/04			2004/05	2005/06	2006/07

		Budget	Revised
R million		estimate	estimate	Deviation	Budget estimate

Revenue
Tax revenue (gross)		310 025,3	303 318,2	-6 707,1	333 693,6	364 448,7	398 608,0
Less: SACU payments		-9 722,7	-9 722,7	—	-13 327,8	-11 206,0	-11 948,0
Departmental receipts		4 031,4	6 134,5	2 103,1	5 944,2	6 314,3	6 581,0
Total current revenue		304 334,0	299 730,0	-4 604,0	326 310,0	359 557,0	393 241,0
Sales of capital assets	2)	50,0	15,0	-35,0	16,2	29,0	31,0
Financial transactions in assets and liabilities	3)	75,0	555,0	480,0	630,0	680,0	730,0
Total budget revenue		304 459,0	300 300,0	-4 159,0	326 956,2	360 266,0	394 002,0
Expenditure	4)
Statutory and standing appropriations		197 358,5	196 154,5	-1 204,0	215 112,9	232 757,7	249 482,1
Cost of servicing state debt	5)	50 986,0	47 326,0	-3 660,0	50 432,0	53 986,0	57 945,0
Provincial equitable share	6)	142 386,0	144 742,6	2 356,5	159 971,4	173 851,5	186 391,7
Other	7)	3 986,5	4 085,9	99,5	4 709,5	4 920,2	5 145,4
Appropriated by vote		133 606,9	135 530,7	1 923,8	150 291,0	165 895,8	178 575,4
Current payments	8)	53 521,2	54 137,7	616,5	59 809,9	64 002,0	69 025,3
Transfers and subsidies	9)	75 545,5	76 942,5	1 397,0	85 307,6	96 175,1	103 677,5
Payments for capital assets	10)	4 540,2	4 450,5	-89,7	5 173,6	5 718,7	5 872,6
Recovery from the pension fund		—	—	—	—	—	—
Plus: Unallocated funds		—	—	—	1 000,0	2 000,0	3 000,0
Contingency reserve		3 000,0	—	-3 000,0	2 500,0	4 000,0	8 000,0
Total expenditure and lending		333 965,4	331 685,2	-2 280,2	368 903,9	404 653,5	439 057,5

Budget deficit		-29 506,4	-31 385,2	-1 878,8	-41 947,7	-44 387,5	-45 055,5
Deficit as percentage of GDP		-2,4%	-2,6%	16,5%	-3,1%	-3,0%	-2,8%
Extraordinary transfers	11)	-7 000,0	-7 443,4	-443,4	-7 000,0	-7 000,0	—
Extraordinary receipts	12)	6 341,3	889,5	-5 451,9	2 742,1	2 566,5	120,9
Net borrowing requirement		-30 165,1	-37 939,2	-7 774,1	-46 205,6	-48 821,0	-44 934,6

Financing
Change in loan liabilities
Domestic short-term loans (net)		6 000,0	6 000,0	—	6 000,0	8 000,0	8 000,0
Domestic long-term loans (net)		9 297,8	26 080,8	16 783,0	34 327,8	30 738,7	32 589,1
Loans issued for financing:		2 297,8	18 924,4	16 626,6	27 327,8	23 738,7	32 589,1
New loans		29 280,2	46 129,8	16 849,6	57 525,6	55 014,0	60 362,8
Less: Discount		-543,9	-647,0	-103,1	-3 666,0	-4 505,2	-4 622,4
Scheduled redemptions		-26 438,5	-26 558,4	-119,9	-26 531,8	-26 770,1	-23 151,3
Buy back (net of book profit)		—	—	—	—	—	—
Loans issued for switches:		—	-120,0	-120,0	—	—	—
New loans		7 000,0	10 166,5	3 166,5	7 000,0	7 000,0	10 000,0
Less: Discount		—	-116,0	-116,0	—	—	—
Loans switched (net of book profit)		-7 000,0	-10 170,5	-3 170,5	-7 000,0	-7 000,0	-10 000,0
Loans issued for extraordinary purposes:		7 000,0	7 276,4	276,4	7 000,0	7 000,0	—
New loans		7 000,0	7 276,4	276,4	7 000,0	7 000,0	—
Less: Discount		—	—	—	—	—	—
Buy back (net of book profit)		—	—	—	—	—	—
Foreign loans (net)		11 767,3	1 150,6	-10 616,7	5 877,8	10 082,3	4 345,5
New loans		9 310,0	10 656,8	1 346,8	7 400,0	8 100,0	8 910,0
Export credit facilities		5 275,9	3 876,4	-1 399,5	4 675,3	4 229,3	4 343,4
Transfer from IMF Accounts at SARB		—	—	—	—	—	—
Less: Discount		—	-80,7	-80,7	—	—	—
Redemptions		-2 818,6	-13 301,9	-10 483,3	-6 197,5	-2 247,0	-8 907,9
Change in cash and other balances (- increase)		3 100,0	4 707,8	1 607,8	—	—	—

Total financing (net)		30 165,1	37 939,2	7 774,1	46 205,6	48 821,0	44 934,6

Gross domestic product (GDP)		1 234 600,0	1 223 197,8	-11 402,2	1 331 795,7	1 455 626,1	1 592 571,4

7)	Includes standing appropriations comprising realised guarantee liabilities, subscriptions payments to IDA and IBRD, as well as valuation adjustment payments to the IMF and other statutory appropriations such as judges salaries and skills development funds.

8)	Includes compensation of employees, payments for goods and services, interest on overdue accounts, rent on land and financial transactions in assets and liabilities.

9)	Includes current and capital transfers and subsidies to business, households, foreign countries and other levels and funds of general government.

10)	Includes acquisition and own account construction, construction of new assets and the cost of upgrading, improvements and extensions to existing capital assets.

11)	Includes premiums received on destination bonds in switch auctions, previously recorded as revenue.

12)	Includes proceeds from the sales of state assets and strategic supplies. Also included is “book profit” on domestic government bond buy-backs and source bonds issued in switch actions, previously included as non-tax revenue. This does not represent actual cash receipts and is therefore excluded from revenue.

2004 Budget Review

Table 2
Main Budget:
Summary of revenue 1)

		1986/87	1987/88	1988/89	1989/90	1990/91	1991/92	1992/93

R million		Actual collections

Taxes on income and profits		19 654,9	22 109,2	26 671,1	34 430,7	39 580,9	44 661,6	47 559,4
Persons and individuals		10 467,7	12 666,9	14 910,4	20 008,8	24 149,6	29 968,9	33 833,0
Gold mines		2 523,5	2 074,6	1 694,7	1 016,1	644,4	523,7	421,5
Other mines		1 028,6	963,3	1 312,8	1 791,5	2 246,0	1 048,9	575,7
Companies	2)	5 113,5	5 868,8	8 236,0	11 013,3	11 870,5	12 490,8	12 126,0
Secondary tax on companies		—	—	—	—	—	—	—
Tax on retirement funds		—	—	—	—	—	—	—
Other	3)	521,6	535,5	517,2	601,1	670,4	629,3	603,1
Taxes on payroll and workforce		—	—	—	—	—	—	—
Skills development levy	4)	—	—	—	—	—	—	—

Taxes on property		580,8	824,3	823,0	1 033,6	1 098,2	1 127,8	1 187,5
Donations tax		3,9	5,5	3,2	4,3	6,5	6,8	18,0
Estate duty		147,3	142,6	136,5	75,9	82,0	78,7	84,9
Marketable securities tax		141,0	225,5	138,5	278,1	243,3	199,8	164,5
Transfer duties		288,7	450,8	544,8	675,3	766,4	842,6	920,1
Demutualisation charge	5)	—	—	—	—	—	—	—

Domestic taxes on goods and services		11 492,3	13 197,2	18 196,0	23 684,1	25 722,3	28 140,9	29 551,5
Value-added tax/sales tax	6)	9 045,8	10 313,3	13 123,0	16 752,1	18 260,7	18 791,8	17 506,1
Specific excise duties		1 707,6	1 994,7	2 293,5	2 578,4	2 888,5	3 360,1	4 099,5
Ad valorem excise duties		183,2	188,8	215,3	263,6	455,9	465,2	336,5
Levies on fuel	7)	532,4	692,8	2 555,6	4 080,7	4 103,8	5 421,3	7 083,1
Levy on financial services		—	—	—	—	—	72,6	329,4
Other	8)	23,3	7,5	8,6	9,3	13,3	29,9	197,0

Taxes on international trade and transactions		2 275,6	2 542,1	4 358,8	4 903,7	4 697,6	4 321,1	4 644,7
Customs duties		1 367,7	1 768,9	2 466,0	2 193,8	2 502,3	2 736,1	2 961,1
Import surcharges		837,8	742,6	1 875,6	2 625,4	2 075,3	1 455,5	1 520,9
Other	9)	70,1	30,7	17,2	84,6	119,9	129,5	162,7

Stamp duties and fees		321,1	439,0	469,3	685,2	657,3	712,2	760,4

State Miscellaneous Revenue (SMR)	10)	11,7	13,1	14,5	29,2	41,9	35,2	25,8

TOTAL TAX REVENUE (gross)		34 336,4	39 124,9	50 532,6	64 766,6	71 798,1	78 998,8	83 729,3
Departmental revenue	11)	1 874,1	1 862,9	2 013,0	2 052,4	1 993,1	1 606,5	1 920,2
Transactions in assets and liabilities		212,1	226,2	35,9	87,4	126,5	133,9	210,8
Grants received (RDP Fund)	12)	–	—	—	—	—	—	—
Less: SACU payments	13)	-846,9	-927,3	-1 114,0	-1 365,8	-1 800,9	-2 760,3	-2 984,1

TOTAL BUDGET REVENUE		35 575,7	40 286,8	51 467,5	65 540,6	72 116,8	77 979,0	82 876,1

Current revenue		35 363,6	40 060,6	51 431,6	65 453,2	71 990,3	77 845,1	82 665,3
Direct taxes		19 806,0	22 257,3	26 810,8	34 511,0	39 669,4	44 747,2	47 662,3
Indirect taxes		14 518,7	16 854,5	23 707,3	30 226,4	32 086,9	34 216,5	36 041,2
State Miscellaneous Revenue (SMR)		11,7	13,1	14,5	29,2	41,9	35,2	25,8
Departmental revenue (including grants)		1 874,1	1 862,9	2 013,0	2 052,4	1 993,1	1 606,5	1 920,2
Less: SACU payments		-846,9	-927,3	-1 114,0	-1 365,8	-1 800,9	-2 760,3	-2 984,1
Transactions in assets and liabilities		212,1	226,2	35,9	87,4	126,5	133,9	210,8

Receipts not regarded as revenue	14)	1 445,6	559,9	602,0	3 772,0	333,6	959,0	1 221,5

1)	Figures prior to 1994/95 (representing the former State Revenue Account) are adjusted to be comparable to the current National Revenue Fund (see introductory notes to this statistical annexure). Figures prior to 1995/96 include collections by the former TBVC states and self-governing territories.

2)	Figures prior to 1999/00 exclude receipts from mining companies. Figures from 1999/00 onwards include receipts from all companies.

3)	Including interest on overdue tax, non-resident shareholders’ tax, non-residents’ tax on interest and tax on undistributed profits.

4)	Levy on payroll dedicated to skills development.

5)	The 1998/99 and the 1999/00 figures include receipts of the demutualisation charge amounting to R278,5 million and R577,0 million respectively, which were not included in the budget estimates.

6)	Including sales duty, which was replaced by a general sales tax in July 1978. The value added tax replaced the general sales tax in September 1991.

7)	Including the former fuel levy directed to Regional Services Councils and the levy allocated to the National Road Fund for the period 1983/84 to 1986/87.

Annexure B: Statistical Tables

Table 2 Main Budget: Summary of revenue 1)

		1993/94	1994/95	1995/96	1996/97	1997/98	1998/99	1999/00

R million		Actual collections

Taxes on income and profits		50 933,7	61 004,7	68 883,8	82 876,1	95 003,6	108 021,5	116 148,9
Persons and individuals		37 805,3	44 972,8	51 179,3	59 519,8	68 342,4	77 733,9	85 883,8
Gold mines		622,5	1 172,7	893,7	507,7	332,5	188,6	—
Other mines		508,6	457,2	714,8	1 341,6	1 349,4	1 946,1	—
Companies	2)	10 359,3	11 961,3	14 059,0	16 985,0	19 696,4	20 388,0	20 971,6
Secondary tax on companies		876,7	1 303,6	1 262,2	1 337,9	1 446,4	1 930,8	3 149,9
Tax on retirement funds		—	—	—	2 565,5	3 229,7	5 098,8	5 330,4
Other	3)	761,4	1 137,1	774,8	618,6	606,8	735,3	813,1
Taxes on payroll and workforce		—	—	—	—	—	—	0,1
Skills development levy	4)	—	—	—	—	—	—	0,1

Taxes on property		1 500,9	2 074,7	2 233,9	2 359,3	2 618,4	2 830,4	3 808,4
Donations tax		39,0	104,4	61,0	46,7	17,7	9,1	15,2
Estate duty		118,3	125,3	181,3	181,8	302,6	256,4	304,2
Marketable securities tax		267,0	431,4	462,9	397,3	442,3	721,1	1 090,4
Transfer duties		1 076,7	1 413,5	1 528,7	1 733,5	1 855,8	1 565,4	1 821,6
Demutualisation charge	5)	—	—	—	—	—	278,5	577,0

Domestic taxes on goods and services		38 949,2	44 070,3	48 881,7	53 572,9	60 619,0	66 270,9	72 304,7
Value-added tax/sales tax	6)	25 449,0	29 288,4	32 768,2	35 902,9	40 095,6	43 985,4	48 376,8
Specific excise duties		4 628,3	5 431,3	6 075,0	5 912,4	7 425,8	8 052,8	8 886,1
Ad valorem excise duties		338,7	372,9	400,2	718,7	581,6	518,9	584,3
Levies on fuel	7)	7 860,2	8 351,5	8 928,0	10 391,6	12 091,2	13 640,0	14 289,8
Levy on financial services		368,3	390,5	478,3	477,0	248,3	1,8	1,1
Other	8)	304,7	235,7	232,0	170,2	176,5	71,9	166,6

Taxes on international trade and transactions		5 246,9	5 606,4	6 169,6	7 200,5	5 638,6	6 052,5	6 778,1
Customs duties		3 413,4	4 247,0	5 325,9	6 518,0	6 055,7	5 985,7	6 517,8
Import surcharges		1 756,1	1 170,8	456,7	-5,9	-1,4	1,6	0,4
Other	9)	77,3	188,5	387,1	688,4	-415,7	65,2	259,9

Stamp duties and fees		846,7	942,9	1 024,8	1 202,4	1 483,8	1 489,0	1 618,9

State Miscellaneous Revenue (SMR)	10)	10,3	75,6	84,1	121,2	-36,0	179,3	727,0

TOTAL TAX REVENUE (gross)		97 487,7	113 774,5	127 278,0	147 332,3	165 327,4	184 843,6	201 386,0
Departmental revenue	11)	2 088,3	1 585,2	2 336,9	3 214,7	2 988,8	3 475,6	3 824,9
Transactions in assets and liabilities		187,4	216,0	154,7	168,9	141,7	806,9	148,8
Grants received (RDP Fund)	12)	—	1,0	123,3	139,0	168,8	456,0	—
Less: SACU payments	13)	-3 089,4	-3 248,8	-3 890,1	-4 362,7	-5 237,2	-5 576,7	-7 197,3

TOTAL BUDGET REVENUE		96 674,0	112 327,9	126 002,7	146 492,4	163 389,6	184 005,4	198 162,4

Current revenue		96 486,6	112 112,0	125 848,0	146 323,4	163 247,9	183 198,6	198 013,6
Direct taxes		51 091,0	61 234,4	69 126,1	83 104,6	95 323,9	108 565,5	117 045,3
Indirect taxes		46 386,4	52 464,5	58 067,7	64 106,6	70 039,5	76 098,9	83 613,8
State Miscellaneous Revenue (SMR)		10,3	75,6	84,1	121,2	-36,0	179,3	727,0
Departmental revenue (including grants)		2 088,3	1 586,2	2 460,2	3 353,8	3 157,7	3 931,6	3 824,9
Less: SACU payments		-3 089,4	-3 248,8	-3 890,1	-4 362,7	-5 237,2	-5 576,7	-7 197,3
Transactions in assets and liabilities		187,4	216,0	154,7	168,9	141,7	806,9	148,8

Receipts not regarded as revenue	14)	1 583,7	1 201,0	1 391,4	1 629,4	2 947,4	2 757,6	7 238,3

8)	Including various levies, mining leases and ownership, cinematographic tax and other special levies imposed since 1974/75, as well as receipts of the Universal Service Fund since 1998/99 and the Human resources fund for 1998/99 and 1999/00.

9)	Including diamond export duties, miscellaneous customs and excise income, as well as ordinary levy collections.

10)	Revenue received by SARS in respect of taxation which could not be allocated to specific revenue types. Previously shown as part of other non-tax revenue.

11)	Premiums received on destination bonds on switch options, previously included in revenue, are now reflected under extraordinary receipts.

12)	Domestic and foreign grants, transferred from the RDP Fund to finance RDP-related expenditure, and grants received from other spheres of government.

13)	South African Custom Union payments (excluding payments to the former TBVC states and self-governing territories). Payments to the Central Revenue Fund of Namibia up to independence are included.

14)	Sales of strategic fuel stocks, proceeds from sales of state assets and certain other receipts are, by law, paid into the National Revenue Fund, but are not re- garded as revenue.

2004 Budget Review

Table 2
Main Budget:
Summary of revenue 1)

		2000/01	2001/02	2002/03	2003/04		2004/05

						% change	Budget estimates
		Actual			Revised	on actual	Before	After
R million		collections			estimates	2002/03	tax proposals	tax proposals

Taxes on income and profits		126 145,2	147 310,4	164 565,9	171 990,0	4,5%	193 260,2	189 198,2
Persons and individuals		86 478,0	90 389,5	94 336,7	98 200,0	4,1%	110 000,0	105 938,0
Companies	2)	29 491,8	42 354,5	55 745,1	60 650,0	8,8%	68 800,0	68 800,0
Secondary tax on companies		4 031,3	7 162,7	6 325,6	6 000,0	-5,1%	6 760,0	6 760,0
Tax on retirement funds		5 219,8	6 190,6	6 989,7	5 600,0	-19,9%	6 000,0	6 000,0
Other	3)	924,3	1 213,1	1 169,0	1 540,0	31,7%	1 700,2	1 700,2
Taxes on payroll and workforce		1 257,4	2 717,3	3 352,1	4 000,0	19,3%	4 300,0	4 300,0
Skills development levy	4)	1 257,4	2 717,3	3 352,1	4 000,0	19,3%	4 300,0	4 300,0

Taxes on property		3 978,8	4 628,3	5 084,6	6 520,0	28,2%	6 970,0	6 870,0
Donations tax		32,1	20,6	17,7	20,0	13,0%	20,0	20,0
Estate duty		442,7	481,9	432,7	400,0	-7,6%	450,0	450,0
Marketable securities tax		1 102,1	1 212,8	1 205,2	1 000,0	-17,0%	1 200,0	1 200,0
Transfer duties		2 401,9	2 913,0	3 429,0	5 100,0	48,7%	5 300,0	5 200,0
Demutualisation charge	5)	–	–	–	–	–	–	–

Domestic taxes on goods and services		79 092,5	86 888,4	97 581,9	110 558,0	13,3%	119 417,4	121 549,4
Value-added tax/sales tax	6)	54 455,2	61 056,6	70 149,9	81 000,0	15,5%	89 500,0	89 500,0
Specific excise duties		9 126,6	9 797,2	10 422,6	11 665,0	11,9%	11 658,9	13 111,9
Ad valorem excise duties		693,9	776,1	1 050,2	1 050,0	-0,0%	1 140,0	910,0
Levies on fuel	7)	14 495,3	14 923,2	15 333,8	16 350,0	6,6%	16 500,0	17 409,0
Levy on financial services		0,9	0,3	0,8	1,0	29,9%	–	–
Air departure tax		85,8	296,4	324,8	350,0	7,8%	380,0	380,0
Other	8)	234,9	38,5	299,9	142,0	-52,7%	238,5	238,5

Taxes on international trade and transactions		8 226,6	8 680,1	9 619,8	8 800,2	-8,5%	10 476,0	10 476,0
Customs duties		7 853,6	8 632,2	9 330,7	8 500,0	-8,9%	9 500,0	9 500,0
Import surcharges		0,0	0,5	0,0	–	–	–	–
Other	9)	372,9	47,5	289,1	300,2	3,8%	976,0	976,0

Stamp duties and fees		1 561,6	1 767,2	1 572,4	1 450,0	-7,8%	1 570,0	1 300,0

State Miscellaneous Revenue (SMR)	10)	72,0	306,7	433,0	–	–	–	–

TOTAL TAX REVENUE (gross)		220 334,1	252 298,3	282 209,7	303 318,2	7,5%	335 993,6	333 693,6
Departmental revenue	11)	3 498,0	4 087,6	4 074,4	6 067,8	48,9%	5 944,2	5 944,2
Transactions in assets and liabilities		155,7	81,4	365,6	570,0	55,9%	646,2	646,2
Grants received (RDP Fund)	12)	–	–	117,5	66,7	–	–	–
Less: SACU payments	13)	-8 396,1	-8 204,8	-8 259,4	-9 722,7	17,7%	-13 327,8	-13 327,8

TOTAL BUDGET REVENUE		215 591,9	248 262,4	278 507,7	300 300,0	7,8%	329 256,2	326 956,2

Current revenue		215 436,1	248 181,1	278 142,1	299 730,0	7,8%	328 610,0	326 310,0
Direct taxes		127 877,4	150 530,1	168 368,4	176 410,0	4,8%	198 030,2	193 968,2
Indirect taxes		92 384,7	101 461,5	113 408,3	126 908,2	11,9%	137 963,4	139 725,4
State Miscellaneous Revenue (SMR)		72,0	306,7	433,0	–	–	–	–
Departmental revenue (including grants)		3 498,0	4 087,6	4 191,9	6 134,5	46,3%	5 944,2	5 944,2
Less: SACU payments		-8 396,1	-8 204,8	-8 259,4	-9 722,7	17,7%	-13 327,8	-13 327,8
Transactions in assets and liabilities		155,7	81,4	365,6	570,0	55,9%	646,2	646,2

Receipts not regarded as revenue	14)	2 984,2	4 159,1	8 168,5	889,5	-89,1%	2 742,1	2 742,1

1)	Figures prior to 1994/95 (representing the former State Revenue Account) are adjusted to be comparable to the current National Revenue Fund (see introductory notes to this statistical annexure). Figures prior to 1995/96 include collections by the former TBVC states and self-governing territories.

2)	Figures prior to 1999/00 exclude receipts from mining companies. Figures from 1999/00 onwards include receipts from all companies.

3)	Including interest on overdue tax, non-resident shareholders’ tax, non-residents’ tax on interest and tax on undistributed profits.

4)	Levy on payroll dedicated to skills development.

5)	The 1998/99 and the 1999/00 figures include receipts of the demutualisation charge amounting to R278,5 million and R577,0 million respectively, which were not included in the budget estimates.

6)	Including sales duty, which was replaced by a general sales tax in July 1978. The value added tax replaced the general sales tax in September 1991.

7)	Including the former fuel levy directed to Regional Services Councils and the levy allocated to the National Road Fund for the period 1983/84 to 1986/87

Annexure B: Statistical Tables

Table 2
Main Budget:
Summary of revenue 1)

		2004/05		2005/06		2006/07

		% change	% of		% change on		% change
		on revised	total budget	after tax proposals			on
R million		2003/04	revenue	Estimates	2004/05	Estimates	2005/06

Taxes on income and profits		10,0%	57,9%	209 456,0	10,7%	226 708,0	8,2%
Persons and individuals		7,9%	32,4%	118 250,0	11,6%	129 000,0	9,1%
Companies	2)	13,4%	21,0%	75 506,0	9,7%	80 648,0	6,8%
Secondary tax on companies		12,7%	2,1%	7 200,0	6,5%	7 860,0	9,2%
Tax on retirement funds		7,1%	1,8%	6 700,0	11,7%	7 200,0	7,5%
Other	3)	10,4%	0,5%	1 800,0	5,9%	2 000,0	11,1%
Taxes on payroll and workforce		7,5%	1,3%	4 500,0	4,7%	4 700,0	4,4%
Skills development levy	4)	7,5%	1,3%	4 500,0	4,7%	4 700,0	4,4%

Taxes on property		5,4%	2,1%	7 645,0	11,3%	8 576,0	12,2%
Donations tax		–	0,0%	25,0	25,0%	26,0	4,0%
Estate duty		12,5%	0,1%	520,0	15,6%	550,0	5,8%
Marketable securities tax		20,0%	0,4%	1 300,0	8,3%	1 500,0	15,4%
Transfer duties		2,0%	1,6%	5 800,0	11,5%	6 500,0	12,1%
Demutualisation charge	5)	–	–	–	–	–	–

Domestic taxes on goods and services		9,9%	37,2%	130 142,0	7,1%	145 184,0	11,6%
Value-added tax/sales tax	6)	10,5%	27,4%	95 800,0	7,0%	108 000,0	12,7%
Specific excise duties		12,4%	4,0%	14 204,0	8,3%	15 335,0	8,0%
Ad valorem excise duties		-13,3%	0,3%	1 200,0	31,9%	1 300,0	8,3%
Levies on fuel	7)	6,5%	5,3%	18 250,0	4,8%	19 800,0	8,5%
Levy on financial services		–	–	–	–	–	–
Air departure tax		8,6%	0,1%	420,0	10,5%	450,0	7,1%
Other levies	8)	68,0%	0,1%	268,0	12,4%	299,0	11,6%

Taxes on international trade and transactions		19,0%	3,2%	10 905,7	4,1%	11 570,0	6,1%
Customs duties		11,8%	2,9%	10 550,0	11,1%	11 200,0	6,2%
Import surcharges		–	–	–	–	–	–
Other	9)	225,1%	0,3%	355,7	-63,6%	370,0	4,0%

Stamp duties and fees		-10,3%	0,4%	1 800,0	38,5%	1 870,0	3,9%

State Miscellaneous Revenue (SMR)	10)	–	–	–	–	–	–

TOTAL TAX REVENUE (gross)		10,0%	102,1%	364 448,7	9,2%	398 608,0	9,4%
Departmental revenue	11)	-2,0%	1,8%	6 314,3	6,2%	6 581,0	4,2%
Transactions in assets and liabilities		13,4%	0,2%	709,0	9,7%	761,0	7,3%
Grants received (RDP Fund)	12)	–	–	–	–	–	–
Less: SACU payments	13)	37,1%	-4,1%	-11 206,0	-15,9%	-11 948,0	6,6%

TOTAL BUDGET REVENUE		8,9%	100,0%	360 266,0	10,2%	394 002,0	9,4%

Current revenue		8,9%	99,8%	359 557,0	10,2%	393 241,0	9,4%
Direct taxes		10,0%	59,3%	214 501,0	10,6%	231 984,0	8,2%
Indirect taxes		10,1%	42,7%	149 947,7	7,3%	166 624,0	11,1%
State Miscellaneous Revenue (SMR)		–	–	–	–	–	–
Departmental revenue (including grants)		-3,1%	1,8%	6 314,3	6,2%	6 581,0	4,2%
Less: SACU payments		37,1%	-4,1%	-11 206,0	-15,9%	-11 948,0	6,6%
Transactions in assets and liabilities		13,4%	0,2%	709,0	9,7%	761,0	7,3%

Receipts not regarded as revenue	14)	208,3%	0,8%	2 566,5	-6,4%	120,9	-95,3%

8)	Including various levies, mining leases and ownership, cinematographic tax and other special levies imposed since 1974/75, as well as receipts of the Universal Service Fund since 1998/99 and the Human resources fund for 1998/99 and 1999/00.

9)	Including diamond export duties, miscellaneous customs and excise income, as well as ordinary levy collections.

10)	Revenue received by SARS in respect of taxation which could not be allocated to specific revenue types. Previously shown as part of other non-tax revenue.

11)	Premiums received on destination bonds on switch options, previously included in revenue, are now reflected under extraordinary receipts.

12)	Domestic and foreign grants, transferred from the RDP Fund to finance RDP-related expenditure, and grants received from other spheres of government

13)	South African Custom Union payments (excluding payments to the former TBVC states and self-governing territories). Payments to the Central Revenue Fund of Namibia up to independence are included.

14)	Sales of strategic fuel stocks, proceeds from sales of state assets and certain other receipts are, by law, paid into the National Revenue Fund, but are not regarded as revenue.

2004 Budget Review

Table 3
Main Budget:
Revenue – detailed classification

		2000/01	2001/02	2002/03

Budget estimates
				Before	After	Revised	Actual
R’000		Actual collections		tax proposals	tax proposals	estimate	collection

Taxes on income and profits		126 145 215	147 310 360	171 104 000	155 740 000	162 500 000	164 565 931
Income tax on persons and individuals		86 477 998	90 389 505	105 000 000	89 982 000	93 200 000	94 336 679
Tax on corporate income
Companies		29 491 826	42 354 472	51 204 000	50 858 000	54 850 000	55 745 054
Secondary tax on companies		4 031 348	7 162 722	6 500 000	6 500 000	6 300 000	6 325 581
Tax on retirement funds		5 219 756	6 190 605	6 900 000	6 900 000	6 900 000	6 989 650
Other
Non-resident shareholders’ tax		-24	—	—	—	—	—
Interest on overdue income tax		924 311	1 213 056	1 500 000	1 500 000	1 250 000	1 168 967

Taxes on payroll and workforce		1 257 432	2 717 255	2 950 000	2 950 000	3 300 000	3 352 054
Skills development levy		1 257 432	2 717 255	2 950 000	2 950 000	3 300 000	3 352 054

Taxes on property		3 978 830	4 628 271	4 915 000	4 585 000	5 335 000	5 084 644
Estate, inheritance and gift taxes
Donations tax		32 091	20 608	15 000	15 000	25 000	17 696
Estate duty		442 696	481 851	500 000	470 000	460 000	432 726
Taxes on financial and capital transactions
Marketable securities tax		1 102 149	1 212 825	1 300 000	1 300 000	1 350 000	1 205 176
Transfer duties		2 401 894	2 912 987	3 100 000	2 800 000	3 500 000	3 429 046

Domestic taxes on goods and services		79 092 524	86 888 384	92 189 090	92 848 090	97 554 424	97 581 850
Value-added tax		54 455 193	61 056 609	66 200 000	66 200 000	70 600 000	70 149 852
Specific excise duties	1)	9 126 589	9 797 226	9 529 000	10 192 000	10 282 000	10 422 626
Beer		2 586 313	2 762 189	2 783 000	3 005 000	3 100 000	3 007 130
Sorghum beer and sorghum flour		48 772	41 275	28 000	28 000	37 000	37 656
Wine and other fermented beverages		434 078	461 339	523 000	566 000	580 000	544 656
Mineral water		151 565	120 682	135 000	—	15 000	15 486
Spirits		850 917	968 229	894 000	984 000	1 100 000	1 131 377
Cigarettes and cigarette tobacco		3 641 547	3 949 575	3 732 000	4 132 000	4 200 000	4 213 328
Pipe tobacco and cigars		289 067	333 872	349 000	392 000	320 000	370 553
Petroleum products	2)	627 685	656 563	685 000	685 000	680 000	680 739
Revenue from neighbouring countries	3)	496 645	503 502	400 000	400 000	250 000	421 701
Ad valorem excise duties		693 889	776 128	875 000	875 000	1 020 000	1 050 184
Levies on fuel		14 495 289	14 923 196	15 170 000	15 166 000	15 200 000	15 333 757
Taxes on specific services
Levy on financial services		884	349	—	—	160	770
Taxes on use of goods or permission to use goods or to perform activities
Air departure tax		85 780	296 395	290 000	290 000	350 000	324 757
Plastic bags levy		—	—	—	—	—	—
Licences		-4 495	1 591	700	700	—	—
Mining leases and ownership
Gold mines		295	—	—	—	—	—
Diamond mines		149 602	—	—	—	—	—
Other mines		65 149	3 315	90 000	90 000	95 000	270 339
Other
Universal Service Fund		24 349	33 575	34 390	34 390	7 264	29 565

Taxes on international trade and transactions		8 226 577	8 680 129	10 613 310	10 613 310	9 805 265	9 619 759
Import duties
Customs duties		7 853 604	8 632 203	10 500 000	10 500 000	9 500 000	9 330 656
Import surcharges		46	460	—	—	650	19
Other
Ordinary levy		10 387	18 671	7 000	7 000	4 615	5 130
Miscellaneous customs and excise receipts		362 540	28 795	106 310	106 310	300 000	283 954

1)	Excluding ad valorem excise duties and the general fuel levy.

2)	Specific excise duties on petrol, distillate fuel, residual fuel and base oil.

3)	Excise duties which are collected by the BLNS countries, former self-governing territories and TBVC states.

4)	Revenue received by SARS in respect of taxation which could not be allocated to specific revenue types. Previously shown as part of other non-tax revenue.

Annexure B: Statistical Tables

Table 3
Main Budget:
Revenue - detailed classification

		2003/04				2004/05

		Budget estimates			% change on	Budget estimates
		Before	After	Revised	2002/03	Before	After
R’000		tax proposals	tax proposals	estimate	actual	tax proposals	tax proposals

Taxes on income and profits		193 350 000	177 864 000	171 990 000	4,5%	193 260 200	189 198 200
Income tax on persons and individuals		110 140 000	96 714 000	98 200 000	4,1%	110 000 000	105 938 000
Tax on corporate income
Companies		66 030 000	65 820 000	60 650 000	8,8%	68 800 000	68 800 000
Secondary tax on companies		8 000 000	8 000 000	6 000 000	-5,1%	6 760 000	6 760 000
Tax on retirement funds		7 800 000	5 950 000	5 600 000	-19,9%	6 000 000	6 000 000
Other
Non-resident shareholders’ tax		—	—	—	—	—	—
Interest on overdue income tax		1 380 000	1 380 000	1 540 000	31,7%	1 700 200	1 700 200

Taxes on payroll and workforce		3 600 000	3 600 000	4 000 000	19,3%	4 300 000	4 300 000
Skills development levy		3 600 000	3 600 000	4 000 000	19,3%	4 300 000	4 300 000

Taxes on property		6 325 000	5 890 000	6 520 000	28,2%	6 970 000	6 870 000
Estate, inheritance and gift taxes
Donations tax		25 000	25 000	20 000	13,0%	20 000	20 000
Estate duty		550 000	550 000	400 000	-7,6%	450 000	450 000
Taxes on financial and capital transactions
Marketable securities tax		1 500 000	1 500 000	1 000 000	-17,0%	1 200 000	1 200 000
Transfer duties		4 250 000	3 815 000	5 100 000	48,7%	5 300 000	5 200 000

Domestic taxes on goods and services		108 550 160	109 614 160	110 558 000	13,3%	119 417 411	121 549 411
Value-added tax		80 700 000	81 000 000	81 000 000	15,5%	89 500 000	89 500 000
Specific excise duties	1)	10 457 000	11 364 000	11 665 000	11,9%	11 658 911	13 111 911
Beer		3 200 000	3 499 000	3 550 000	18,1%	3 660 000	3 984 400
Sorghum beer and sorghum flour		37 000	37 000	38 000	0,9%	36 911	36 911
Wine and other fermented beverages		600 000	657 000	450 000	-17,4%	407 000	521 800
Mineral water		—	—	7 000	-54,8%	—	—
Spirits		1 130 000	1 234 000	1 500 000	32,6%	1 617 000	1 837 300
Cigarettes and cigarette tobacco		4 200 000	4 610 000	4 800 000	13,9%	4 416 000	5 147 100
Pipe tobacco and cigars		330 000	367 000	370 000	-0,1%	557 000	619 400
Petroleum products	2)	700 000	700 000	750 000	10,2%	765 000	765 000
Revenue from neighbouring countries	3)	260 000	260 000	200 000	-52,6%	200 000	200 000
Ad valorem excise duties		1 150 000	335 000	1 050 000	-0,0%	1 140 000	910 000
Levies on fuel		15 700 000	16 342 000	16 350 000	6,6%	16 500 000	17 409 000
Taxes on specific services
Levy on financial services		160	160	1 000	29,9%	—	—
Taxes on use of goods or permission to use goods or to perform activities
Air departure tax		400 000	430 000	350 000	7,8%	380 000	380 000
Plastic bags levy		—	—	—	—	90 000	90 000
Licences		—	—	—	—	—	—
Mining leases and ownership
Gold mines		—	—	—	—	—	—
Diamond mines		—	—	—	—	—	—
Other mines		100 000	100 000	100 000	-63,0%	108 500	108 500
Other
Universal Service Fund		43 000	43 000	42 000	42,1%	40 000	40 000

Taxes on international trade and transactions		11 307 150	11 307 150	8 800 200	-8,5%	10 476 000	10 476 000
Import duties
Customs duties		11 000 000	11 000 000	8 500 000	-8,9%	9 500 000	9 500 000
Import surcharges		650	650	—	—	—	—
Other
Ordinary levy		6 500	6 500	200	-96,1%	650 000	650 000
Miscellaneous customs and excise receipts		300 000	300 000	300 000	5,7%	326 000	326 000

5)	South African Custom Union payments (excluding payments to the former TBVC states and self-governing territories). Payments to the Central Revenue Fund of Namibia up to independence are included.

6)	Unallocated departmental revenue previously classified by departments as miscellaneous revenue.

7)	Domestic and foreign grants, transferred from the RDP Fund to finance RDP-related expenditure, and grants received from other spheres of government

8)	Sales of strategic fuel stocks, proceeds from sales of state assets and certain other receipts are, by law, paid into the National Revenue Fund, but are not regarded as revenue

2004 Budget Review

Table 3
Main Budget:
Revenue – detailed classification

		2000/01	2001/02	2002/03

Budget estimates

				Before	After	Revised	Actual
R’000		Actual collections		tax proposals	tax proposals	estimate	collection

Other taxes		1 561 568	1 767 211	1 900 000	1 770 000	1 600 000	1 572 419
Stamp duties and fees		1 561 568	1 767 211	1 900 000	1 770 000	1 600 000	1 572 419

State Miscellaneous Revenue (SMR)	4)	72 007	306 689	–	–	–	432 997

TOTAL TAX REVENUE (gross)		220 334 153	252 298 299	283 671 400	268 506 400	280 094 689	282 209 654

Less: SACU payments	5)	-8 396 058	-8 204 820	-8 259 425	-8 259 425	-8 259 425	-8 259 425
Payments in terms of Customs Union agreements (sec. 51(2) of Act 91 of 1964)		-8 396 058	-8 204 820	-8 259 425	-8 259 425	-8 259 425	-8 259 425
TOTAL TAX REVENUE (net of SACU payments)		211 938 095	244 093 479	275 411 975	260 246 975	271 835 264	273 950 229

Sales of goods and services other than capital assets		255 020	224 671	864 175	864 175	896 105	966 335

Sales of goods and services produced by department Administrative fees		241 020	224 671	655 000	655 000	688 105	708 769
Other sales		14 000	–	184 175	184 175	185 000	207 488
Sales of scrap, waste, arms and other used current goods		–	–	25 000	25 000	23 000	50 078

Transfers received		–	–	–	–	–	–

Fines, penalties and forfeits		113 807	162 757	120 000	120 000	170 000	185 188
of which: foreign exchange amnesty proceeds		–	–	–	–	–	–

Interest, dividends and rent on land		1 378 028	1 475 548	2 925 825	2 925 825	2 522 631	2 910 473
Interest
Cash balances		9 000	9 500	10 000	10 000	10 000	216 690
Corporation for Public Deposits		7 408	5 000	8 000	8 000	60 000	28 878
Exchequer deposits		607 922	968 688	700 000	700 000	1 250 000	1 269 605
Other		90 000	–	90 000	90 000	–	126 397
Dividends
ACSA		47 000	78 329	129 000	129 000	119 000	119 000
Central Energy Fund		246 714	247 000	290 000	290 000	290 000	290 000
Eskom		–	–	560 000	560 000	560 000	560 000
Industrial Development Corporation		50 059	50 000	55 000	55 000	55 000	55 000
Operating surpluses of accounts and enterprises		27 000	28 000	30 000	30 000	24 715	72 906
Reserve Bank		291 145	–	300 000	300 000	7 136	7 136
SA Broadcasting Corporation		1 780	1 780	1 780	1 780	1 780	1 791
Telkom		–	–	552 045	552 045	–	–
Rent on land		–	87 251	200 000	200 000	145 000	163 070

Other revenue		1 751 181	2 224 589	–	–	–	12 426
Unspecified	6)	1 751 181	2 224 589	–	–	–	12 426

TOTAL DEPARTMENTAL REVENUE		3 498 036	4 087 565	3 910 000	3 910 000	3 588 736	4 074 422

TOTAL CURRENT REVENUE		215 436 131	248 181 044	279 321 975	264 156 975	275 424 000	278 024 651

Sales of capital assets		43 469	4 186	30 000	30 000	40 000	57 848
Transactions in assets and liabilities (Recoveries of loans)		112 274	77 168	900 000	900 000	164 000	307 749
Grants received (RDP Fund)	7)	–	–	130 000	130 000	117 495	117 495
Foreign grants		–	–	130 000	130 000	117 495	117 495

TOTAL BUDGET REVENUE		215 591 874	248 262 398	280 381 975	265 216 975	275 745 495	278 507 743

Receipts not regarded as revenue	8)	2 984 151	4 159 140	12 000 000	12 000 000	10 299 789	8 168 465
Proceeds from state asset restructuring		2 705 787	3 733 096	12 000 000	12 000 000	10 140 667	7 994 094
Adjustments due to transactions in government stock		278 364	426 044	–	–	159 122	174 371

1)	Excluding ad valorem excise duties and the general fuel levy.

2)	Specific excise duties on petrol, distillate fuel, residual fuel and base oil.

3)	Excise duties which are collected by the BLNS countries, former self-governing territories and TBVC states.

4)	Revenue received by SARS in respect of taxation which could not be allocated to specific revenue types. Previously shown as part of other non-tax revenue.

Annexure B: Statistcal Tables

Table 3 Main Budget: Revenue - detailed classification

		2003/04				2004/05

		Budget estimates			% change on	Budget estimates
		Before	After	Revised	2002/03	Before	After
R’000		tax proposals	tax proposals	estimate	actual	tax proposals	tax proposals

Other taxes		1 950 000	1 750 000	1 450 000	-7,8%	1 570 000	1 300 000
Stamp duties and fees		1 950 000	1 750 000	1 450 000	-7,8%	1 570 000	1 300 000

State Miscellaneous Revenue (SMR)	4)	—	—	—	—	—	—

TOTAL TAX REVENUE (gross)		325 082 310	310 025 310	303 318 200	7,5%	335 993 611	333 693 611

Less: SACU payments	5)	-9 722 697	-9 722 697	-9 722 697	17,7%	-13 327 791	-13 327 791
Payments in terms of Customs Union agreements (sec. 51(2) of Act 91 of 1964)		-9 722 697	-9 722 697	-9 722 697	17,7%	-13 327 791	-13 327 791

TOTAL TAX REVENUE (net of SACU payments)		315 359 613	300 302 613	293 595 503	7,2%	322 665 820	320 365 820

Sales of goods and services other than capital assets		987 000	987 000	2 499 991	158,7%	2 465 000	2 465 000

Sales of goods and services produced by department
Administrative fees		757 000	757 000	1 765 991	149,2%	1 700 000	1 700 000
Other sales		200 000	200 000	720 000	247,0%	750 000	750 000
Sales of scrap, waste, arms and other used current goods		30 000	30 000	14 000	-72,0%	15 000	15 000

Transfers received		—	—	5 200	—	6 000	6 000

Fines, penalties and forfeits		180 000	180 000	300 000	62,0%	240 000	240 000
of which: foreign exchange amnesty proceeds		—	—	100 000	—	—	—

Interest, dividends and rent on land		2 864 387	2 864 387	3 262 621	12,1%	3 233 180	3 233 180
Interest
Cash balances		10 000	10 000	100 000	-53,9%	130 000	130 000
Corporation for Public Deposits		50 000	50 000	30 000	3,9%	43 200	43 200
Exchequer deposits		1 240 000	1 240 000	1 700 000	33,9%	1 500 000	1 500 000
Other		—	—	—	—	—	—
Dividends
ACSA		130 000	130 000	246 177	106,9%	256 270	256 270
Central Energy Fund		319 000	319 000	280 000	-3,4%	303 431	303 431
Eskom		616 000	616 000	549 000	-2,0%	594 941	594 941
Industrial Development Corporation		60 500	60 500	55 000	—	57 255	57 255
Operating surpluses of accounts and enterprises		10 000	10 000	—	—	10 000	10 000
Reserve Bank		267 107	267 107	170 664	2 291,6%	187 730	187 730
SA Broadcasting Corporation		1 780	1 780	1 780	-0,6%	1 853	1 853
Telkom		—	—	—	—	—	—
Rent on land		160 000	160 000	130 000	-20,3%	148 500	148 500

Other revenue		—	—	—	—	—	—
Unspecified	6)	—	—	—	—	—	—

TOTAL DEPARTMENTAL REVENUE		4 031 387	4 031 387	6 067 812	48,9%	5 944 180	5 944 180

TOTAL CURRENT REVENUE		319 391 000	304 334 000	299 663 315	7,8%	328 610 000	326 310 000

Sales of capital assets		50 000	50 000	15 000	-74,1%	16 200	16 200
Transactions in assets and liabilities (Recoveries of loans)		75 000	75 000	555 000	80,3%	630 000	630 000
Grants received (RDP Fund)	7)	—	—	66 685	-43,2%	—	—
Foreign grants		—	—	66 685	-43,2%	—	—

TOTAL BUDGET REVENUE		319 516 000	304 459 000	300 300 000	7,8%	329 256 200	326 956 200

Receipts not regarded as revenue	8)	6 341 300	6 341 300	889 450	-89,1%	2 742 100	2 742 100
Proceeds from state asset restructuring		5 000 000	5 000 000	8 000	-99,9%	2 500 000	2 500 000
Adjustments due to transactions in government stock		1 341 300	1 341 300	881 450	405,5%	242 100	242 100

5)	South African Custom Union payments (excluding payments to the former TBVC states and self-governing territories). Payments to the Central Revenue Fund of Namibia up to independence are included.

6)	Unallocated departmental revenue previously classified by departments as miscellaneous revenue.

7)	Domestic and foreign grants, transferred from the RDP Fund to finance RDP-related expenditure, and grants received from other spheres of government

8)	Sales of strategic fuel stocks, proceeds from sales of state assets and certain other receipts are, by law, paid into the National Revenue Fund, but are not regarded as revenue

2004 Budget Review

Table 4
Main Budget: Expenditure defrayed from the
National Revenue Fund by vote

		1999/00	2000/01			2001/02

		Expenditure	Expenditure	of which		Expenditure	of which
		on budget	on budget	transfers	transfers	on budget	transfers
		vote	vote	to	to local	vote	to
R million		Audited 1)	Audited 1)	provinces 2)	government 3)	Audited	provinces 2)

Central Government Administration
The Presidency		77,5	91,4	—	—	101,2	—
Parliament		203,4	266,7	—	—	269,6	—
Foreign Affairs		1 374,9	1 435,2	—	—	1 994,6	—
Home Affairs		1 316,4	1 645,7	—	—	1 119,5	—
Provincial and Local Government		3 301,5	3 647,7	150,0	3 344,0	4 653,1	162,5
of which: Local government equitable share		2 162,8	2 415,0	—	2 415,0	3 184,3	—
Public Works		3 159,2	3 569,9	—	374,0	3 705,2	—
Financial and Administrative Services
Gov. Communication & Information Systems		60,3	65,6	—	—	122,7	—
National Treasury		6 612,1	6 697,7	970,0	275,0	8 164,6	1 824,0
Public Enterprises		36,2	34,3	—	—	196,4	—
Public Service and Administration		156,4	84,7	—	—	99,1	—
Public Service Commission		34,4	42,9	—	—	52,7	—
SA Management Development Institute		14,5	18,6	—	—	22,8	—
Statistics South Africa		100,5	205,3	—	—	897,9	—
Social Services
Arts and Culture		392,7	399,1	—	—	442,8	—
Education		7 111,6	8 070,5	743,5	—	8 616,4	809,4
Health		5 858,8	6 154,9	5 517,9	—	6 223,9	5 471,8
Labour		865,5	731,7	—	—	1 396,8	—
Science and Technology		465,4	582,8	—	—	701,5	—
Social Development		499,7	472,0	54,8	—	2 328,0	2 020,0
Sport and Recreation South Africa		128,1	70,5	—	—	101,1	—
Justice and Protection Services
Correctional Services		5 145,4	5 474,9	—	—	6 549,2	—
Defence		10 717,3	13 932,1	—	—	16 044,6	—
Independent Complaints Directorate		23,7	25,5	—	—	26,7	—
Justice and Constitutional Development		2 654,4	2 737,7	—	—	3 762,4	—
Safety and Security		14 572,5	15 597,4	—	—	17 670,4	—
Economic Services and Infrastructure Development
Agriculture		675,7	723,3	18,0	—	871,1	28,4
Communications		766,9	455,8	—	—	1 128,3	—
Environmental Affairs and Tourism		506,0	747,1	—	—	1 064,1	—
Housing		3 494,4	3 329,5	3 046,5	—	3 721,2	3 322,3
Land Affairs		684,9	770,1	—	6,3	976,2	—
Minerals and Energy		611,5	592,1	—	—	1 233,4	—
Trade and Industry		1 827,0	2 159,8	—	—	2 015,9	—
Transport		4 061,6	4 099,5	—	22,1	4 936,9	—
Water Affairs and Forestry		2 676,3	3 041,6	—	1 515,1	3 483,1	—

		80 186,7	87 973,7	10 500,7	5 536,4	104 693,5	13 638,4
Plus:
Unallocated funds		—	—	—	—	—	—
Contingency reserve		—	—	—	—	—	—

Subtotal: Appropriations by vote		80 186,7	87 973,7	10 500,7	5 536,4	104 693,5	13 638,4
Plus:
Direct charges on the National Revenue Fund
State debt cost		44 289,7	46 320,9	—	—	47 580,7	—
Provincial equitable share	4)	89 094,6	98 397,8	98 397,8	—	107 460,3	107 460,3
Labour (Skills development funds)		—	901,7	—	—	2 541,0	—
Parliament (Members remuneration)		142,1	149,8	—	—	162,3	—
Justice and Const. Development (Judges salaries)		138,1	149,6	—	—	171,1	—
The Presidency (President & Deputy President salaries)		1,2	1,4	—	—	1,6	—
Standing appropriations		42,6	39,2	—	—	294,0	—
Umsobomvu Fund		855,0	—	—	—	—	—

Main budget expenditure		214 749,9	233 934,0	108 898,5	5 536,4	262 904,5	121 098,7

1)	Expenditure on the Public Works vote on capital works is distributed here to the departments on whose behalf it is incurred.

2)	Includes provincial equitable share and conditional grants allocated to provinces.

Annexure B: Statistical Tables

Table 4
Main Budget: Expenditure defrayed from the
National Revenue Fund by vote

	2001/02	2002/03			2003/04

	of which		of which
	transfers		transfers	transfers
	to local	Preliminary	to	to local	Budget	Adjustments
R million	government 3)	outcome	provinces 2)	government 3)	estimate	estimate

Central Government Administration
The Presidency	—	138,8	—	—	149,8	151,0
Parliament	—	312,5	—	—	444,5	456,5
Foreign Affairs	—	2 339,4	—	—	2 243,6	2 328,6
Home Affairs	—	1 367,0	—	—	1 971,1	2 132,7
Provincial and Local Government	4 344,0	6 556,8	293,1	6 094,0	9 399,0	9 466,2
of which: Local government equitable share	3 184,3	4 186,8	—	4 186,8	6 350,4	6 350,4
Public Works	357,1	4 202,2	—	259,8	4 466,7	4 652,0
Financial and Administrative Services
Gov. Communication & Information Systems	—	152,0	—	—	176,5	178,5
National Treasury	290,3	9 846,9	1 950,0	305,2	11 772,3	12 593,3
Public Enterprises	—	210,3	—	—	60,2	88,1
Public Service and Administration	—	137,8	—	—	157,7	174,7
Public Service Commission	—	57,4	—	—	64,2	64,2
SA Management Development Institute	—	30,7	—	—	42,3	42,3
Statistics South Africa	—	359,2	—	—	293,2	293,9
Social Services
Arts and Culture	—	592,8	—	—	899,6	928,2
Education	—	9 314,4	936,1	—	10 594,5	10 606,2
Health	—	7 059,2	6 299,6	—	7 674,9	7 845,1
Labour	—	1 283,0	—	—	1 291,1	1 054,1
Science and Technology	—	801,9	—	—	1 061,0	1 068,3
Social Development	—	639,4	58,3	—	1 952,5	2 123,2
Sport and Recreation South Africa	36,1	171,8	—	83,8	225,8	229,4
Justice and Protection Services
Correctional Services	—	7 068,5	—	—	7 677,0	7 520,4
Defence	—	18 835,8	—	—	20 050,1	19 800,0
Independent Complaints Directorate	—	31,8	—	—	36,8	37,0
Justice and Constitutional Development	—	4 309,6	—	—	4 547,9	4 557,4
Safety and Security	—	19 713,5	—	—	21 884,5	21 967,9
Economic Services and Infrastructure Development
Agriculture	—	917,3	24,0	—	1 072,2	1 250,1
Communications	—	884,6	—	—	842,5	1 645,2
Environmental Affairs and Tourism	—	1 363,1	—	—	1 409,8	1 466,0
Housing	—	4 213,1	3 906,7	—	4 778,8	4 571,1
Land Affairs	—	1 077,2	—	—	1 639,1	1 655,0
Minerals and Energy	—	1 853,2	—	224,8	1 807,8	1 825,1
Trade and Industry	—	2 393,3	—	—	2 675,0	2 796,4
Transport	38,2	5 710,0	—	39,7	6 158,7	6 289,4
Water Affairs and Forestry	1 454,2	3 680,6	—	1 698,8	4 086,5	4 639,2

	6 519,9	117 625,2	13 467,8	8 706,1	133 606,9	136 496,6
Plus:
Unallocated funds	—	—	—	—	—	—
Contingency reserve	—	—	—	—	3 000,0	—

Subtotal: Appropriations by vote	6 519,9	117 625,2	13 467,8	8 706,1	136 606,9	136 496,6
Plus:
Direct charges on the National Revenue Fund
State debt cost	—	46 807,7	—	—	50 986,0	47 197,0
Provincial equitable share 4)	—	123 456,8	123 456,8	—	142 386,0	144 742,6
Labour (Skills development funds)	—	3 259,5	—	—	3 600,0	3 600,0
Parliament (Members remuneration)	—	172,8	—	—	183,4	183,4
Justice and Const. Development (Judges salaries)	—	175,3	—	—	166,3	166,3
The Presidency (President & Deputy President salaries)	—	1,7	—	—	1,8	1,8
Standing appropriations	—	30,0	—	—	35,0	46,0
Umsobomvu Fund	—	—	—	—	—	—

Main budget expenditure	6 519,9	291 529,1	136 924,7	8 706,1	333 965,4	332 433,7

3)	Includes local government equitable share and conditional grants allocated to local government.

4)	Provincial equitable share, excluding conditional grants to provinces.

2004 Budget Review

Table 4
Main Budget: Expenditure defrayed from the
National Revenue Fund by vote

	2003/04			2004/05

		of which			of which
	Projected	transfers	transfers		transfers	transfers
	vote	to	to local	Budget	to	to local
R million	outturn	provinces 2)	government 3)	estimate	provinces 2)	government 3)

Central Government Administration
The Presidency	151,0	–	–	173,2	–	–
Parliament	456,5	–	–	588,1	–	–
Foreign Affairs	2 260,1	–	–	2 485,8	–	–
Home Affairs	2 053,4	–	–	2 273,5	–	–
Provincial and Local Government	9 461,9	298,0	8 911,6	12 850,8	261,2	12 305,7
of which: Local government equitable share	6 350,4	–	6 350,4	7 677,5	–	7 677,5
Public Works	4 652,0	–	262,4	4 819,9	–	–
Financial and Administrative Services
Gov. Communication & Information Systems	178,5	–	–	203,1	–	–
National Treasury	12 279,4	2 534,5	749,8	13 941,7	3 348,4	540,9
Public Enterprises	88,1	–	–	76,0	–	–
Public Service and Administration	170,0	–	–	126,6	–	–
Public Service Commission	64,2	–	–	73,1	–	–
SA Management Development Institute	42,3	–	–	40,9	–	–
Statistics South Africa	293,9	–	–	503,9	–	–
Social Services
Arts and Culture	926,2	–	–	1 141,6	–	–
Education	10 584,5	1 144,0	–	11 345,0	960,8	–
Health	7 695,8	6 711,3	–	8 787,9	7 654,7	–
Labour	1 054,1	–	–	1 191,7	–	–
Science and Technology	1 068,3	–	–	1 276,2	–	–
Social Development	2 100,2	1 653,9	–	4 548,4	4 108,2	–
Sport and Recreation South Africa	228,4	–	123,4	286,2	9,0	132,3
Justice and Protection Services
Correctional Services	7 499,6	–	–	8 407,8	–	–
Defence	19 905,0	–	–	20 257,3	–	–
Independent Complaints Directorate	37,0	–	–	42,1	–	–
Justice and Constitutional Development	4 384,4	–	–	5 054,4	–	–
Safety and Security	21 967,9	–	–	24 509,7	–	–
Economic Services and Infrastructure Development
Agriculture	1 234,1	36,4	–	1 306,2	227,1	–
Communications	1 635,0	–	–	875,2	–	–
Environmental Affairs and Tourism	1 466,0	–	–	1 623,4	–	–
Housing	4 523,9	4 355,2	–	4 848,9	4 589,1	–
Land Affairs	1 655,0	–	–	1 788,2	–	–
Minerals and Energy	1 790,7	–	229,9	1 934,5	–	247,6
Trade and Industry	2 694,6	–	–	2 848,4	–	–
Transport	6 289,4	–	9,1	6 759,0	–	–
Water Affairs and Forestry	4 639,2	–	2 103,3	3 302,1	–	1 018,6

	135 530,7	16 733,2	12 389,6	150 291,0	21 158,4	14 245,1
Plus:
Unallocated funds	–	–	–	1 000,0	–	–
Contingency reserve	–	–	–	2 500,0	–	–

Subtotal: Appropriations by vote	135 530,7	16 733,2	12 389,6	153 791,0	21 158,4	14 245,1
Plus:
Direct charges on the National Revenue Fund
State debt cost	47 326,0	–	–	50 432,0	–	–
Provincial equitable share 4)	144 742,6	144 742,6	–	159 971,4	159 971,4	–
Labour (Skills development funds)	3 700,0	–	–	4 300,0	–	–
Parliament (Members remuneration)	183,4	–	–	196,5	–	–
Justice and Const. Development (Judges salaries)	154,7	–	–	177,1	–	–
The Presidency (President & Deputy President salaries)	1,8	–	–	1,9	–	–
Standing appropriations	46,0	–	–	34,0	–	–
Umsobomvu Fund	–	–	–	–	–	–

Main budget expenditure	331 685,2	161 475,8	12 389,6	368 903,9	181 129,8	14 245,1

1)	Expenditure on the Public Works vote on capital works is distributed here to the departments on whose behalf it is incurred.

2)	Includes provincial equitable share and conditional grants allocated to provinces.

Annexure B: Statistical Tables

Table 4
Main Budget: Expenditure defrayed from the
National Revenue Fund by vote

	2005/06			2006/07

		of which			of which
		transfers	transfers		transfers	transfers
	Budget	to	to local	Budget	to	to local
R million	estimate	provinces 2)	government 3)	estimate	provinces 2)	government 3)

Central Government Administration
The Presidency	188,9	–	–	203,1	–	–
Parliament	613,3	–	–	664,0	–	–
Foreign Affairs	2 699,3	–	–	2 904,0	–	–
Home Affairs	2 690,1	–	–	2 380,6	–	–
Provincial and Local Government	14 370,6	43,6	14 035,9	15 914,3	46,2	15 552,0
of which: Local government equitable share	8 643,3	–	8 643,3	9 364,9	–	9 364,9
Public Works	5 143,8	–	–	5 512,1	–	–
Financial and Administrative Services
Gov. Communication & Information Systems	209,1	–	–	222,6	–	–
National Treasury	14 587,4	3 730,8	548,7	15 617,5	4 118,1	548,7
Public Enterprises	79,5	–	–	80,3	–	–
Public Service and Administration	148,7	–	–	162,3	–	–
Public Service Commission	78,1	–	–	83,0	–	–
SA Management Development Institute	37,4	–	–	39,7	–	–
Statistics South Africa	653,0	–	–	1 357,2	–	–
Social Services
Arts and Culture	1 202,4	–	–	1 080,6	–	–
Education	12 107,0	1 048,4	–	13 006,8	1 242,5	–
Health	9 626,2	8 485,8	–	10 457,9	9 228,2	–
Labour	1 289,5	–	–	1 381,6	–	–
Science and Technology	1 515,5	–	–	1 651,1	–	–
Social Development	7 848,3	7 362,4	–	10 290,7	9 774,1	–
Sport and Recreation South Africa	180,6	24,0	–	209,4	39,0	–
Justice and Protection Services
Correctional Services	9 034,5	–	–	9 627,4	–	–
Defence	22 123,6	–	–	22 360,7	–	–
Independent Complaints Directorate	46,5	–	–	50,2	–	–
Justice and Constitutional Development	5 420,5	–	–	5 785,9	–	–
Safety and Security	26 838,4	–	–	28 726,9	–	–
Economic Services and Infrastructure Development
Agriculture	1 484,7	290,0	–	1 631,8	344,5	–
Communications	914,5	–	–	971,0	–	–
Environmental Affairs and Tourism	1 651,3	–	–	1 754,5	–	–
Housing	5 172,1	4 867,9	–	5 483,9	5 159,9	–
Land Affairs	2 179,5	–	–	2 598,3	–	–
Minerals and Energy	2 070,0	–	258,0	1 936,8	–	–
Trade and Industry	3 023,5	–	–	3 213,5	–	–
Transport	7 125,4	–	–	7 584,5	–	–
Water Affairs and Forestry	3 542,4	–	1 073,1	3 631,1	–	990,5

	165 895,8	25 852,9	15 915,8	178 575,4	29 952,6	17 091,2
Plus:
Unallocated funds	2 000,0	–	–	3 000,0	–	–
Contingency reserve	4 000,0	–	–	8 000,0	–	–

Subtotal: Appropriations by vote	171 895,8	25 852,9	15 915,8	189 575,4	29 952,6	17 091,2
Plus:
Direct charges on the National Revenue Fund
State debt cost	53 986,0	–	–	57 945,0	–	–
Provincial equitable share 4)	173 851,5	173 851,5	–	186 391,7	186 391,7	–
Labour (Skills development funds)	4 500,0	–	–	4 700,0	–	–
Parliament (Members remuneration)	208,3	–	–	220,8	–	–
Justice and Const. Development (Judges salaries)	187,9	–	–	199,1	–	–
The Presidency (President & Deputy President salaries)	2,0	–	–	2,1	–	–
Standing appropriations	22,0	–	–	23,3	–	–
Umsobomvu Fund	–	–	–	–	–	–

Main budget expenditure	404 653,5	199 704,4	15 915,8	439 057,5	216 344,3	17 091,2

4)	Expenditure on the Public Works vote on capital works is distributed here to the departments on whose behalf it is incurred.

2004 Budget Review

Table 5
Consolidated national, provincial and social security
funds expenditure: Economic classification 1)

		2000/01		2001/02		2002/03		2003/04

		Estimated	% of	Estimated	% of	Estimated	% of	Revised
R million		outcome	total	outcome	total	outcome	total	estimate

Current payments
Compensation of employees		93 170,4	38,3%	100 140,8	36,8%	109 774,2	35,4%	120 901,1
Goods and services		28 157,4	11,6%	34 143,3	12,5%	40 350,5	13,0%	46 754,3
Interest and rent on land		46 413,3	19,1%	47 695,5	17,5%	46 982,9	15,1%	47 507,0
Financial transactions in assets and liabilities		76,7	0,0%	129,2	0,0%	109,0	0,0%	78,0
Total current payments		167 817,9	69,0%	182 108,9	66,8%	197 216,7	63,5%	215 240,5
Transfers and subsidies
Provinces and municipalities		7 366,9	3,0%	8 747,1	3,2%	11 652,8	3,8%	16 864,3
Provincial agencies and funds		132,4	0,1%	121,6	0,0%	236,9	0,1%	441,9
Municipalities		7 234,5	3,0%	8 625,5	3,2%	11 415,9	3,7%	16 422,4
of which: Local government share	2)	5 536,4	2,3%	6 519,9	2,4%	8 706,1	2,8%	12 389,6
Departmental agencies and accounts		17 536,0	7,2%	20 846,6	7,7%	26 272,0	8,5%	29 054,6
Social security funds		181,6	0,1%	232,3	0,1%	244,0	0,1%	335,7
Entities		17 354,4	7,1%	20 614,3	7,6%	26 027,9	8,4%	28 718,8
Universities and technikons		6 669,6	2,7%	7 144,9	2,6%	7 573,3	2,4%	8 448,9
Public corporations and private enterprises		5 096,3	2,1%	6 833,8	2,5%	7 970,5	2,6%	9 363,2
Public corporations		2 817,9	1,2%	4 213,9	1,5%	4 799,6	1,5%	5 607,5
Subsidies on production		2 334,1	1,0%	3 705,6	1,4%	4 154,2	1,3%	4 878,3%
Other transfers		483,8	0,2%	508,3	0,2%	645,4	0,2%	729,2%
Private enterprises		2 278,4	0,9%	2 619,8	1,0%	3 170,9	1,0%	3 755,6
Subsidies on production		2 146,6	0,9%	2 445,6	0,9%	2 766,9	0,9%	2 986,3%
Other transfers		131,8	0,1%	174,2	0,1%	404,1	0,1%	769,3%
Foreign governments and international organisations		478,9	0,2%	411,7	0,2%	798,9	0,3%	942,2
Non-profit institutions		2 297,6	0,9%	2 776,1	1,0%	3 147,7	1,0%	3 864,1

Households		28 929,7	11,9%	32 495,2	11,9%	42 295,4	13,6%	52 218,2
Social benefits		25 332,1	10,4%	28 298,8	10,4%	36 471,1	11,8%	45 740,9
Other transfers to households		3 597,6	1,5%	4 196,4	1,5%	5 824,3	1,9%	6 477,3
Total transfers and subsidies		68 375,0	28,1%	79 255,4	29,1%	99 710,6	32,1%	120 755,6
Payments for capital assets
Buildings and other fixed structures		4 334,1	1,8%	7 189,9	2,6%	8 405,6	2,7%	10 007,8
Buildings		1 597,1	0,7%	3 589,2	1,3%	4 171,6	1,3%	5 596,3
Other fixed structures		2 737,0	1,1%	3 600,7	1,3%	4 234,0	1,4%	4 411,5
Machinery and equipment		2 480,3	1,0%	3 579,5	1,3%	4 283,3	1,4%	4 428,1
Transport equipment		529,4	0,2%	694,9	0,3%	784,9	0,3%	924,3
Other machinery and equipment		1 950,9	0,8%	2 884,6	1,1%	3 498,4	1,1%	3 503,8
Cultivated assets		1,1	0,0%	0,4	0,0%	5,9	0,0%	17,9
Software and other intangible assets		42,8	0,0%	40,0	0,0%	29,8	0,0%	39,9
Land and subsoil assets		112,6	0,0%	255,5	0,1%	714,3	0,2%	976,4
Total payments for capital assets		6 970,9	2,9%	11 065,2	4,1%	13 438,9	4,3%	15 470,1

Subtotal: Votes and statutory amounts		243 163,7	100,0%	272 429,5	100,0%	310 366,2	100,0%	351 466,1
Plus:
Contingency reserve		—	—	—	—	—	—	—

Total consolidated expenditure		243 163,7	100,0%	272 429,5	100,0%	310 366,2	100,0%	351 466,1

1)	These figures were estimated by the National Treasury and may differ from data published by Statistics SA and the SARB. The numbers in this table are not strictly comparable to those published in previous years due to the reclassification of expenditure items for previous years. Data for the history years have been adjusted accordingly.

Annexure B: Statistical Tables

Table 5
Consolidated national, provincial and social security
funds expenditure: Economic classification 1)

		2003/04	2004/05		2005/06		2006/07

		% of	Budget	% of	Budget	% of	Budget	% of
R million		total	estimate	total	estimate	total	estimate	total

Current payments
Compensation of employees		34,4%	131 744,3	34,1%	139 994,9	33,1%	147 905,3	32,3%
Goods and services		13,3%	52 266,4	13,5%	57 702,4	13,6%	63 160,1	13,8%
Interest and rent on land		13,5%	50 603,6	13,1%	54 169,7	12,8%	58 136,8	12,7%
Financial transactions in assets and liabilities		0,0%	14,1	0,0%	15,6	0,0%	18,4	0,0%
Total current payments		61,2%	234 628,4	60,7%	251 882,5	59,5%	269 220,6	58,7%
Transfers and subsidies
Provinces and municipalities		4,8%	18 571,5	4,8%	20 604,3	4,9%	22 331,0	4,9%
Provincial agencies and funds		0,1%	300,5	0,1%	400,8	0,1%	428,1	0,1%
Municipalities		4,7%	18 270,9	4,7%	20 203,4	4,8%	21 902,9	4,8%
of which: Local government share	2 )	3,5%	14 245,1	3,7%	15 915,8	3,8%	17 091,2	3,7%
Departmental agencies and accounts		8,3%	30 642,4	7,9%	33 677,8	8,0%	34 270,4	7,5%
Social security funds		0,1%	399,3	0,1%	418,9	0,1%	438,7	0,1%
Entities		8,2%	30 243,1	7,8%	33 258,8	7,9%	33 831,7	7,4%
Universities and technikons		2,4%	9 370,9	2,4%	9 991,1	2,4%	10 576,1	2,3%
Public corporations and private enterprises		2,7%	9 482,9	2,5%	10 199,9	2,4%	10 994,7	2,4%
Public corporations		1,6%	4 985,2	1,3%	5 224,9	1,2%	5 566,6	1,2%
Subsidies on production		1,4%	4 363,3	1,1%	4 527,8	1,1%	4 798,8	1,0%
Other transfers		0,2%	622,0	0,2%	697,1	0,2%	767,8	0,2%
Private enterprises		1,1%	4 497,6	1,2%	4 975,0	1,2%	5 428,1	1,2%
Subsidies on production		0,8%	3 170,9	0,8%	3 307,3	0,8%	3 480,3	0,8%
Other transfers		0,2%	1 326,7	0,3%	1 667,7	0,4%	1 947,8	0,4%
Foreign governments and international organisations		0,3%	792,9	0,2%	853,3	0,2%	909,2	0,2%
Non-profit institutions		1,1%	4 252,8	1,1%	4 623,0	1,1%	4 863,9	1,1%
Households		14,9%	58 438,7	15,1%	67 671,0	16,0%	75 682,4	16,5%
Social benefits		13,0%	52 138,6	13,5%	60 298,6	14,2%	67 341,4	14,7%
Other transfers to households		1,8%	6 300,1	1,6%	7 372,4	1,7%	8 341,1	1,8%
Total transfers and subsidies		34,4%	131 552,1	34,1%	147 620,3	34,9%	159 627,7	34,8%
Payments for capital assets
Buildings and other fixed structures		2,8%	11 528,0	3,0%	13 302,7	3,1%	14 716,5	3,2%
Buildings		1,6%	6 437,7	1,7%	7 401,3	1,7%	8 391,4	1,8%
Other fixed structures		1,3%	5 090,3	1,3%	5 901,4	1,4%	6 325,1	1,4%
Machinery and equipment		1,3%	5 033,9	1,3%	5 417,7	1,3%	5 573,1	1,2%
Transport equipment		0,3%	968,3	0,3%	1 107,9	0,3%	1 163,0	0,3%
Other machinery and equipment		1,0%	4 065,7	1,1%	4 309,8	1,0%	4 410,1	1,0%
Cultivated assets		0,0%	14,3	0,0%	18,2	0,0%	16,4	0,0%
Software and other intangible assets		0,0%	196,8	0,1%	253,8	0,1%	217,8	0,0%
Land and subsoil assets		0,3%	809,1	0,2%	891,4	0,2%	971,6	0,2%
Total payments for capital assets		4,4%	17 582,2	4,6%	19 883,8	4,7%	21 495,3	4,7%

Subtotal: Votes and statutory amounts		100,0%	383 762,7	99,4%	419 386,7	99,1%	450 343,6	98,3%
Plus:
Contingency reserve		—	2 500,0	0,6%	4 000,0	0,9%	8 000,0	1,7%

Total consolidated expenditure		100,0%	386 262,7	100,0%	423 386,7	100,0%	458 343,6	100,0%

2)	Includes equitable share and conditional grants.

2004 Budget Review

Table 6
Consolidated national, provincial and social security
funds expenditure: Functional classification 1)

		2000/01		2001/02		2002/03		2003/04

		Estimated	% of	Estimated	% of	Estimated	% of	Revised
R million		outcome	total	outcome	total	outcome	total	estimate

General government services and unallocable expenditure	2)	15 176,0	7,7%	17 720,0	7,9%	19 809,1	7,5%	23 483,2
Protection services		40 727,1	20,7%	47 261,8	21,0%	53 900,0	20,5%	58 327,3
Defence and intelligence		15 351,4	7,8%	17 577,3	7,8%	20 787,5	7,9%	22 366,0
Police		16 390,4	8,3%	18 526,3	8,2%	20 741,5	7,9%	23 127,1
Prisons		5 787,5	2,9%	6 888,0	3,1%	7 478,5	2,8%	7 898,7
Justice		3 197,8	1,6%	4 270,2	1,9%	4 892,5	1,9%	4 935,6
Social services		116 984,2	59,4%	129 497,7	57,6%	151 916,2	57,6%	177 330,0
Education		51 256,1	26,0%	55 506,3	24,7%	61 986,6	23,5%	69 824,2
Health		28 148,4	14,3%	31 325,9	13,9%	35 068,8	13,3%	39 676,6
Social security and welfare		28 654,1	14,6%	32 653,4	14,5%	42 090,3	16,0%	51 486,2
Housing		4 073,6	2,1%	4 234,0	1,9%	5 321,0	2,0%	5 651,7
Community development	3)	4 852,1	2,5%	5 778,0	2,6%	7 449,4	2,8%	10 691,4
Economic services		23 955,6	12,2%	30 369,2	13,5%	37 933,2	14,4%	44 999,6
Water schemes and related services		3 437,1	1,7%	3 952,7	1,8%	4 782,2	1,8%	5 832,4
Fuel and energy		651,4	0,3%	1 318,0	0,6%	2 173,9	0,8%	2 264,1
Agriculture, forestry and fishing		4 163,9	2,1%	4 779,4	2,1%	5 227,0	2,0%	6 635,9
Mining, manufacturing and construction		1 174,6	0,6%	1 162,6	0,5%	1 228,8	0,5%	1 506,2
Transport and communication		9 155,1	4,7%	11 861,5	5,3%	14 260,7	5,4%	16 284,8
Other economic services	4)	5 373,6	2,7%	7 295,0	3,2%	10 260,5	3,9%	12 476,2

Subtotal: Votes and statutory amounts		196 842,9	100,0%	224 848,7	100,0%	263 558,4	100,0%	304 140,1
Plus: Contingency reserve		—	—	—	—	—	—	—

Total non-interest expenditure		196 842,9	—	224 848,7	—	263 558,4	—	304 140,1
Interest		46 320,9	—	47 580,7	—	46 807,7	—	47 326,0

Total consolidated expenditure		243 163,7	—	272 429,5	—	310 366,2	—	351 466,1

1)	These figures were estimated by the National Treasury and may differ from data published by Statistics South Africa. The numbers in this table is not strictly comparable to those published in previous years due to the allocation of some of the unallocable expenditure for previous years. Data for the history years has been adjusted accordingly.

2)	Mainly general administration, cost of raising loans and unallocatable capital expenditure.

Annexure B: Statistical Tables

Table 6
Consolidated national, provincial and social security
funds expenditure: Functional classification 1)

		2003/04	2004/05		2005/06		2006/07

		% of	Budget	% of	Budget	% of	Budget	% of
R million		total	estimate	total	estimate	total	estimate	total

General government services and unallocable expenditure	2)	7,7%	23 987,0	7,2%	25 956,4	7,1%	27 903,3	7,1%
Protection services		19,2%	63 246,5	19,0%	68 555,3	18,8%	71 966,1	18,3%
Defence and intelligence		7,4%	23 089,0	6,9%	24 966,3	6,8%	25 401,0	6,5%
Police		7,6%	25 668,9	7,7%	28 048,4	7,7%	30 000,1	7,6%
Prisons		2,6%	8 833,8	2,7%	9 484,8	2,6%	10 105,2	2,6%
Justice		1,6%	5 654,8	1,7%	6 055,7	1,7%	6 459,8	1,6%
Social services		58,3%	196 685,8	59,0%	215 975,5	59,1%	232 804,0	59,3%
Education		23,0%	75 862,2	22,8%	81 086,4	22,2%	86 073,8	21,9%
Health		13,0%	42 586,4	12,8%	47 137,8	12,9%	50 522,0	12,9%
Social security and welfare		16,9%	59 935,5	18,0%	68 018,8	18,6%	75 428,7	19,2%
Housing		1,9%	6 339,5	1,9%	7 034,0	1,9%	7 308,7	1,9%
Community development	3)	3,5%	11 962,1	3,6%	12 698,4	3,5%	13 470,9	3,4%
Economic services		14,8%	49 411,5	14,8%	54 913,5	15,0%	59 725,3	15,2%
Water schemes and related services		1,9%	6 149,5	1,8%	6 796,2	1,9%	7 234,7	1,8%
Fuel and energy		0,7%	2 460,6	0,7%	2 795,4	0,8%	2 802,7	0,7%
Agriculture, forestry and fishing		2,2%	7 109,2	2,1%	7 904,9	2,2%	8 732,3	2,2%
Mining, manufacturing and construction		0,5%	2 052,6	0,6%	2 370,4	0,6%	2 694,1	0,7%
Transport and communication		5,4%	17 328,8	5,2%	18 897,3	5,2%	20 319,0	5,2%
Other economic services	4)	4,1%	14 310,7	4,3%	16 149,3	4,4%	17 942,4	4,6%

Subtotal: Votes and statutory amounts		100,0%	333 330,7	100,0%	365 400,7	100,0%	392 398,6	100,0%
Plus: Contingency reserve		—	2 500,0	—	4 000,0	—	8 000,0	—

Total non-interest expenditure		—	335 830,7	—	369 400,7	—	400 398,6	—
Interest		—	50 432,0	—	53 986,0	—	57 945,0	—

Total consolidated expenditure		—	386 262,7	—	423 386,7	—	458 343,6	—

3)	Including cultural, recreational and sport services.

4)	Including tourism, labour and multi-purpose projects.

2004 Budget Review

Table 7
Total debt of Government 1)

R million		1979/80	1980/81	1981/82	1982/83	1983/84	1984/85	1985/86

Marketable domestic debt		13 424	14 897	17 405	20 980	23 894	28 651	33 544
Government bonds		12 776	14 502	16 710	20 199	23 463	27 797	32 808
Treasury bills		648	395	695	781	431	854	736
Bridging bonds		—	—	—	—	—	—	—
Non-marketable domestic debt	3)	3 997	4 326	3 416	3 320	4 183	4 187	3 646

Total domestic debt		17 421	19 223	20 821	24 300	28 077	32 838	37 190
Total foreign debt	4)	730	630	1 118	1 229	1 441	2 201	2 295

Total loan debt gross		18 151	19 853	21 939	25 529	29 518	35 039	39 485
Cash balances		1 288	2 249	2 099	3 336	2 818	893	1 081
Total loan debt net		16 863	17 604	19 840	22 193	26 700	34 146	38 404

Gold and Foreign Exchange Contingency Reserve Account	5)	—	—	174	892	655	2 033	1 940

Composition of debt (excluding cash balances):
Marketable domestic debt		74,0%	75,0%	79,3%	82,2%	80,9%	81,8%	85,0%
Government bonds		70,4%	73,0%	76,2%	79,1%	79,5%	79,3%	83,1%
Treasury bills		3,6%	2,0%	3,2%	3,1%	1,5%	2,4%	1,9%
Bridging bonds		0,0%	0,0%	0,0%	0,0%	0,0%	0,0%	0,0%
Non-marketable domestic debt	3)	22,0%	21,8%	15,6%	13,0%	14,2%	11,9%	9,2%

Total domestic debt		96,0%	96,8%	94,9%	95,2%	95,1%	93,7%	94,2%
Total foreign debt	4)	4,0%	3,2%	5,1%	4,8%	4,9%	6,3%	5,8%

Total loan debt gross		100,0%	100,0%	100,0%	100,0%	100,0%	100,0%	100,0%

Percentages of GDP:
Total domestic debt		34,4%	29,4%	27,9%	28,5%	28,6%	28,7%	28,3%
Total foreign debt		1,4%	1,0%	1,5%	1,4%	1,5%	1,9%	1,7%
Total loan debt gross		35,9%	30,4%	29,4%	29,9%	30,1%	30,6%	30,1%
Total loan debt net		33,3%	27,0%	26,6%	26,0%	27,2%	29,8%	29,3%

Sources: South African Reserve Bank and National Treasury.

1)	Debt of the Central Government, excluding extra-budgetary institutions and social security funds. Figures prior to 1994/95 exclude the converted debt of the former regional authorities in terms of section 239 of the 1993 Constitution and are, therefore, not comparable with those thereafter.

2)	As projected at the end of December 2003.

3)	Includes non-marketable bills and loan levies, floating rate bonds and debentures.

Annexure B: Statistical Tables

Table 7
Total debt of Government 1)

R million		1986/87	1987/88	1988/89	1989/90	1990/91	1991/92	1992/93

Marketable domestic debt		39 956	47 385	61 124	72 923	85 546	104 646	138 681
Government bonds		39 195	47 173	60 860	71 026	82 824	100 662	132 853
Treasury bills		761	212	264	1 897	2 722	3 984	5 828
Bridging bonds		—	—	—	—	—	—	—
Non-marketable domestic debt	3)	4 443	7 675	5 386	6 883	7 989	6 520	4 703

Total domestic debt		44 399	55 060	66 510	79 806	93 535	111 166	143 384
Total foreign debt	4)	2 446	2 442	2 227	2 090	1 770	2 940	2 348

Total loan debt gross		46 845	57 502	68 737	81 896	95 305	114 107	145 731
Cash balances		1 573	1 588	3 785	11 181	8 524	9 762	4 750
Total loan debt net		45 272	55 914	64 952	70 715	86 781	104 345	140 981

Gold and Foreign Exchange
Contingency Reserve Account	5)	3 469	2 554	11 158	14 140	10 351	12 508	8 934

Composition of debt (excluding cash balances):
Marketable domestic debt		85,3%	82,4%	88,9%	89,0%	89,8%	91,7%	95,2%
Government bonds		83,7%	82,0%	88,5%	86,7%	86,9%	88,2%	91,2%
Treasury bills		1,6%	0,4%	0,4%	2,3%	2,9%	3,5%	4,0%
Bridging bonds		0,0%	0,0%	0,0%	0,0%	0,0%	0,0%	0,0%
Non-marketable domestic debt	3)	9,5%	13,3%	7,8%	8,4%	8,4%	5,7%	3,2%

Total domestic debt		94,8%	95,8%	96,8%	97,4%	98,1%	97,4%	98,4%
Total foreign debt	4)	5,2%	4,2%	3,2%	2,6%	1,9%	2,6%	1,6%

Total loan debt gross		100,0%	100,0%	100,0%	100,0%	100,0%	100,0%	100,0%

Percentages of GDP:
Total domestic debt		28,5%	30,3%	30,3%	30,6%	31,2%	32,3%	37,5%
Total foreign debt		1,6%	1,3%	1,0%	0,8%	0,6%	0,9%	0,6%
Total loan debt gross		30,1%	31,6%	31,3%	31,4%	31,8%	33,2%	38,1%
Total loan debt net		29,1%	30,7%	29,6%	27,1%	29,0%	30,3%	36,8%

Sources: South African Reserve Bank and National Treasury.

4)	Valued at appropriate foreign exchange rates up to 31 March 2003 as at the end of each period. Forward estimates are based on exchange rates prevailing at 31 December 2003, projected to depreciate in line with inflation differentials.

5)	Forward cover losses on the Gold and Foreign Exchange Contingency Reserve Account on 31 March 2004 represents an estimated balance on the account. The issue of R 14 billion of nil coupon bonds to the SARB to defray realised losses is reflected in the balances of subsequent years. No provision for any profits or losses on this account has been made for subsequent years.

2004 Budget Review

Table 7
Total debt of Government 1)

R million		1993/94	1994/95	1995/96	1996/97	1997/98	1998/99	1999/00

Marketable domestic debt		181 460	225 662	263 844	290 424	318 773	344 938	354 705
Government bonds		174 892	210 191	248 877	276 124	301 488	325 938	332 705
Treasury bills		6 568	7 018	10 700	14 300	17 285	19 000	22 000
Bridging bonds		—	8 453	4 267	—	—	—	—
Non-marketable domestic debt	3)	3 310	5 705	4 700	6 421	2 778	2 013	998

Total domestic debt		184 770	231 367	268 544	296 845	321 551	346 951	355 703
Total foreign debt	4)	5 201	8 784	10 944	11 394	14 560	16 276	25 799

Total loan debt gross		189 970	240 151	279 488	308 239	336 111	363 227	381 502
Cash balances		4 591	6 665	8 630	2 757	4 812	5 166	7 285
Total loan debt net		185 379	233 486	270 858	305 482	331 299	358 061	374 217

Gold and Foreign Exchange Contingency Reserve Account	5)	2 190	4 147	—	2 169	73	14 431	9 200

Composition of debt (excluding cash balances):
Marketable domestic debt		95,5%	94,0%	94,4%	94,2%	94,8%	95,0%	93,0%
Government bonds		92,1%	87,5%	89,0%	89,6%	89,7%	89,7%	87,2%
Treasury bills		3,5%	2,9%	3,8%	4,6%	5,1%	5,2%	5,8%
Bridging bonds		0,0%	3,5%	1,5%	0,0%	0,0%	0,0%	0,0%
Non-marketable domestic debt	3)	1,7%	2,4%	1,7%	2,1%	0,8%	0,6%	0,3%

Total domestic debt		97,3%	96,3%	96,1%	96,3%	95,7%	95,5%	93,2%
Total foreign debt	4)	2,7%	3,7%	3,9%	3,7%	4,3%	4,5%	6,8%

Total loan debt gross		100,0%	100,0%	100,0%	100,0%	100,0%	100,0%	100,0%

Percentages of GDP:
Total domestic debt		41,8%	46,5%	47,6%	46,7%	46,0%	46,1%	43,4%
Total foreign debt		1,2%	1,8%	1,9%	1,8%	2,1%	2,2%	3,1%
Total loan debt gross		43,0%	48,3%	49,5%	48,5%	48,0%	48,3%	46,6%
Total loan debt net		41,9%	47,0%	48,0%	48,1%	47,4%	47,6%	45,7%

Sources: South African Reserve Bank and National Treasury.

1)	Debt of the Central Government, excluding extra-budgetary institutions and social security funds. Figures prior to 1994/95 exclude the converted debt of the former regional authorities in terms of section 239 of the 1993 Constitution and are, therefore, not comparable with those thereafter.

2)	As projected at the end of December 2003.

3)	Includes non-marketable bills and loan levies, floating rate bonds and debentures.

Annexure B: Statistical Tables

Table 7
Total debt of Government 1)

R million		2000/01	2001/02	2002/03	2003/04 2)	2004/05	2005/06	2006/07

Marketable domestic debt		365 141	348 455	350 592	383 649	427 778	471 122	516 414
Government bonds		339 641	330 545	328 542	355 599	393 728	429 072	466 364
Treasury bills		25 500	17 910	22 050	28 050	34 050	42 050	50 050
Bridging bonds		—	—	—	—	—	—	—
Non-marketable domestic debt	3)	2 382	2 030	1 917	1 784	1 650	1 549	1 468

Total domestic debt		367 523	350 485	352 509	385 433	429 428	472 671	517 882
Total foreign debt	4)	31 938	82 009	74 286	71 113	83 334	98 551	109 535

Total loan debt gross		399 461	432 494	426 795	456 546	512 762	571 222	627 417
Cash balances		2 650	6 549	9 730	6 500	6 500	6 500	6 500
Total loan debt net		396 811	425 945	417 065	450 046	506 262	564 722	620 917

Gold and Foreign Exchange Contingency Reserve Account	5)	18 170	28 024	36 577	14 600	7 600	600	600

Composition of debt (excluding cash balances):
Marketable domestic debt		91,4%	80,6%	82,1%	84,0%	83,4%	82,5%	82,3%
Government bonds		85,0%	76,4%	77,0%	77,9%	76,8%	75,1%	74,3%
Treasury bills		6,4%	4,1%	5,2%	6,1%	6,6%	7,4%	8,0%
Bridging bonds		0,0%	0,0%	0,0%	0,0%	0,0%	0,0%	0,0%
Non-marketable domestic debt	3)	0,6%	0,5%	0,4%	0,4%	0,3%	0,3%	0,2%

Total domestic debt		92,0%	81,0%	82,6%	84,4%	83,7%	82,7%	82,5%
Total foreign debt	4)	8,0%	19,0%	17,4%	15,6%	16,3%	17,3%	17,5%

Total loan debt gross		100,0%	100,0%	100,0%	100,0%	100,0%	100,0%	100,0%

Percentages of GDP:
Total domestic debt		40,2%	34,7%	30,7%	31,5%	32,2%	32,5%	32,5%
Total foreign debt		3,5%	8,1%	6,5%	5,8%	6,3%	6,8%	6,9%
Total loan debt gross		43,7%	42,8%	37,1%	37,3%	38,5%	39,2%	39,4%
Total loan debt net		43,4%	42,1%	36,3%	36,8%	38,0%	38,8%	39,0%

Sources: South African Reserve Bank and National Treasury.

4)	Valued at appropriate foreign exchange rates up to 31 March 2003 as at the end of each period. Forward estimates are based on exchange rates prevailing at 31 December 2003, projected to depreciate in line with inflation differentials.

5)	Forward cover losses on the Gold and Foreign Exchange Contingency Reserve Account on 31 March 2004 represents an estimated balance on the account. The issue of R 14 billion of nil coupon bonds to the SARB to defray realised losses is reflected in the balances of subsequent years. No provision for any profits or losses on this account has been made for subsequent years.

2004 Budget Review

Table 8
Financial guarantees:
Amounts drawn on Government guarantees

	1999/00			2000/01

R million	Domestic	Foreign	Total	Domestic	Foreign	Total

General Government Sector	6 427	—	6 427	7 360	—	7 360
National Government	6 427	—	6 427	7 360	—	7 360
Former TBVC States and Self-governing Territories	950	—	950	972	—	972
Guarantee scheme for housing loans to employees	687	—	687	686	—	686
Guarantee scheme for motor vehicles i.r.o senior officials	35	—	35	29	—	29
SA National Parks	7	—	7	7	—	7
SA National Roads Agency Ltd.	3 567	—	3 567	4 581	—	4 581
Universities and Technikons	1 181	—	1 181	1 085	—	1 085
Public Enterprises	40 407	29 561	69 968	33 711	30 700	64 411
Non-financial	39 465	13 812	53 277	32 870	14 957	47 827
Armscor	122	—	122	1	—	1
Aventura	—	—	—	—	—	—
Bank Note Company	12	—	12	12	—	12
Central Energy Fund	—	—	—	—	2 829	2 829
Eskom	—	3 150	3 150	—	2 509	2 509
Irrigation Board	252	—	252	280	—	280
Kalahari East Water Board	54	—	54	50	—	50
Komati Basin Water Authority	1 104	—	1 104	1 224	—	1 224
Lesotho Highlands Development Authority	511	2 462	2 973	303	2 596	2 899
SA Nuclear Energy Corporation	285	—	285	280	—	280
SA Rail Commuter Corporation	1 600	—	1 600	—	—	—
Telkom South Africa	4 928	360	5 288	5 372	136	5 508
Trans-Caledon Tunnel Authority	8 990	836	9 826	11 094	270	11 364
Transnet	21 607	7 004	28 611	14 254	6 617	20 871
Financial	942	15 749	16 691	841	15 743	16 584
Development Bank of Southern Africa	—	11 571	11 571	—	11 438	11 438
Industrial Development Corporation of South Africa	—	4 178	4 178	—	4 305	4 305
Land Bank	—	—	—	—	—	—
National Housing Board	284	—	284	284	—	284
South African Housing Trust Ltd	658	—	658	557	—	557
South African Reserve Bank	—	—	—	—	—	—
Private Sector	640	—	640	591	—	591
Agricultural Co-operatives	142	—	142	147	—	147
Servcon Housing Solutions (Pty) Ltd	498	—	498	444	—	444
Foreign Sector	326	1 655	1 981	254	560	814
Debt Standstill Agreement funds	—	1 655	1 655	—	560	560
South African Reserve Bank (foreign central banks and governments)	326	—	326	254	—	254

Total	47 800	31 216	79 016	41 916	31 260	73 176

Annexure B: Statistical Tables

Table 8
Financial guarantees:
Amounts drawn on Government guarantees

	2001/02			2002/03

R million	Domestic	Foreign	Total	Domestic	Foreign	Total

General Government Sector	7 966	—	7 966	7 762	—	7 762
National Government	7 966	—	7 966	7 762	—	7 762
Former TBVC States and Self-governing Territories	562	—	562	459	—	459
Guarantee scheme for housing loans to employees	743	—	743	720	—	720
Guarantee scheme for motor vehicles i.r.o senior officials	39	—	39	22	—	22
SA National Parks	—	—	—	—	—	—
SA National Roads Agency Ltd.	5 608	—	5 608	5 623	—	5 623
Universities and Technikons	1 014	—	1 014	938	—	938
Public Enterprises	44 964	30 649	75 613	40 097	22 183	62 280
Non-financial	32 961	14 229	47 190	34 084	8 606	42 690
Armscor	—	—	—	—	—	—
Aventura	38	—	38	—	—	—
Bank Note Company	12	—	12	14	—	14
Central Energy Fund	—	3 482	3 482	—	2 068	2 068
Eskom	—	2 406	2 406	—	206	206
Irrigation Board	305	—	305	313	—	313
Kalahari East Water Board	53	—	53	53	—	53
Komati Basin Water Authority	881	—	881	1 676	—	1676
Lesotho Highlands Development Authority	74	3 420	3 494	84	521	605
SA Nuclear Energy Corporation	277	—	277	31	—	31
SA Rail Commuter Corporation	—	—	—	—	—	—
Telkom South Africa	4 615	65	4 680	4 592	26	4 618
Trans-Caledon Tunnel Authority	13 150	478	13 628	14 700	469	15 169
Transnet	13 556	4 478	17 934	12 621	5 316	17 937
Financial	12 003	16 420	28 423	6 013	13 577	19 590
Development Bank of Southern Africa	—	12 010	12 010	—	11 293	11 293
Industrial Development Corporation of South Africa	—	4 410	4 410	—	2 284	2 284
Land Bank	54	—	54	58	—	58
National Housing Board	283	—	283	283	—	283
South African Housing Trust Ltd	566	—	566	—	—	—
South African Reserve Bank	11 100	—	11 100	5 672	—	5 672
Private Sector	516	—	516	398	—	398
Agricultural Co-operatives	147	—	147	105	—	105
Servcon Housing Solutions (Pty) Ltd	369	—	369	293	—	293
Foreign Sector	91	—	91	232	—	232
Debt Standstill Agreement funds	—	—	—	—	—	—
South African Reserve Bank (foreign central banks and governments)	91	—	91	232	—	232

Total	53 537	30 649	84 186	48 489	22 183	70 672

2004 Budget Review

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C

Summary of tax proposals

Direct tax proposals

Personal income tax rate and bracket structure

It is proposed to retain the single rate scale for individuals. The primary rebate is increased to R5 800 a year for all individuals. The secondary rebate is increased to R3 200 a year for individuals age 65 and over. The rates of tax in respect of the 2003/04 tax year and those proposed for the 2004/05 tax year are set out in table C1.

The proposed tax schedule eliminates the effects of inflation on income tax liabilities and results in a reduced tax liability for taxpayers at all income levels. These tax reductions are set out in tables C2 and C3.

Table C.1 : Personal income tax rate and bracket adjustments

	2003/04		2004/05
Taxable income (R)	Rates of tax	Taxable income (R)	Rates of tax

0 – 70 000	18% of each R1	0 – 74 000	18% of each R1
70 001 – 110 000	R12 600 + 25% of the amount above R70 000	74 001 – 115 000	R13 320 + 25% of the amount above R74 000
110 001 – 140 000	R22 600 + 30% of the amount above R110 000	115 001 – 155 000	R23 570 + 30% of the amount above R115 000
140 001 – 180 000	R31 600 + 35% of the amount above R140 000	155 001 – 195 000	R35 570 + 35% of the amount above R155 000
180 001 – 255 000	R45 600 + 38% of the amount above R180 000	195 001 – 270 000	R49 570 + 38% of the amount above R195 000
255 001 and above	R74 100 + 40% of the amount above R255 000	270 001 and above	R78 070 + 40% of the amount above R270 000

Rebates		Rebates
Primary	R5 400	Primary	R5 800
Secondary	R3 100	Secondary	R3 200
Tax threshold		Tax threshold
Below age 65	R30 000	Below age 65	R32 222
Age 65 and over	R47 222	Age 65 and over	R50 000

2004 Budget Review

Table C2: Income tax payable, 2004/05 (taxpayers younger than 65)

Taxable income (R)	2003 rates (R)	Proposed rates (R)	Tax reductions (R)

32 500	450	50	400
35 000	900	500	400
40 000	1 800	1 400	400
45 000	2 700	2 300	400
50 000	3 600	3 200	400
55 000	4 500	4 100	400
60 000	5 400	5 000	400
65 000	6 300	5 900	400
70 000	7 200	6 800	400
75 000	8 450	7 770	680
80 000	9 700	9 020	680
85 000	10 950	10 270	680
90 000	12 200	11 520	680
100 000	14 700	14 020	680
120 000	20 200	19 270	930
150 000	29 700	28 270	1 430
180 000	40 200	38 520	1 680
200 000	47 800	45 670	2 130
500 000	166 700	164 270	2 430
800 000	286 700	284 270	2 430
1 000 000	366 700	364 270	2 430

Table C3: Income tax payable, 2004/05 (taxpayers age 65 and older)

Taxable income (R)	2003 rates (R)	Proposed rates (R)	Tax reductions (R)

50,000	500	–	500
55,000	1,400	900	500
60,000	2,300	1,800	500
65,000	3,200	2,700	500
70,000	4,100	3,600	500
75,000	5,350	4,570	780
80,000	6,600	5,820	780
85,000	7,850	7,070	780
90,000	9,100	8,320	780
100,000	11,600	10,820	780
120,000	17,100	16,070	1,030
150,000	26,600	25,070	1,530
180,000	37,100	35,320	1,780
200,000	44,700	42,470	2,230
500,000	163,600	161,070	2,530
800,000	283,600	281,070	2,530
1,000,000	363,600	361,070	2,530

The average tax rates (tax as a percentage of taxable income) for individuals are illustrated in figures C1 and C2. Average tax rates decline for all income groups under the proposed tax rate structure is illustrated in figure C3.

Annexure C: Summary of tax proposals

2004 Budget Review

International tax agreements

International tax agreements are important for encouraging investment and trade flows between countries. Agreements reached on the allocation of taxing rights between residence and source countries of international investors, international tax agreements provide a solid platform for growth in international trade and investment.

In the 2003/04 fiscal year, considerable progress was once again made in reaching agreements with other countries for the avoidance of double taxation and prevention of fiscal evasion. The present position is as follows:

•	Comprehensive agreements (53) are in force with Algeria, Australia, Austria, Belarus, Belgium, Botswana, Canada, Croatia, Cyprus, the Czech Republic, Denmark, Egypt, Finland, France, Germany, Greece, Hungary, India, Indonesia, Iran, Ireland, Israel, Italy, Japan, Korea, Lesotho, Luxembourg, Malawi, Malta, Mauritius, Namibia, the Netherlands, Norway, Oman, Pakistan, the People’s Republic of China, Poland, Romania, the Russian Federation, the Seychelles, Singapore, the Slovak Republic, Swaziland, Sweden, Switzerland, Taiwan, Thailand, Tunisia, Uganda, the United Kingdom, the United States of America, Zambia and Zimbabwe. An older agreement with the United Kingdom (1946) applies also to Grenada and Sierra Leone.

•	New comprehensive agreements (26) are in the process of negotiation or being finalised with Bangladesh, Brazil (ratified by South Africa), Bulgaria, Cuba, Estonia, Ethiopia, Gabon, Ghana, Kuwait, Latvia, Lithuania, Malaysia, Morocco, Mozambique, New Zealand (ratified by South Africa), Nigeria (ratified by South Africa), Portugal, Qatar, Rwanda (ratified by South Africa), Saudi Arabia, Spain, Sri Lanka, Tanzania, Turkey, Ukraine (signed but not ratified) and the United Arab Emirates.

•	Old comprehensive agreements (7) are in the process of renegotiation or being finalised with Botswana (signed but not ratified by South Africa), Germany, Malawi, the Netherlands, Swaziland (signed but not ratified), Zambia and Zimbabwe. Where agreements are being renegotiated, the existing agreements remain effective until new agreements are entered into force.

•	Limited sea and air transport agreements (3) are in force with Brazil, Portugal and Spain.

Agreements for mutual administrative assistance between customs administrations

Agreements covering all aspects of assistance, including exchange of information, technical assistance, surveillance, investigations and visits by officials are as follows:

•	Agreements (4) are in force with France, the Netherlands, the United Kingdom and the United States of America.

•	New agreements (9) are in the process of negotiation or being finalised with Algeria (ratified by South Africa), Angola, Iran, Norway, the Czech Republic (ratified by South Africa), Mozambique (ratified by South Africa), Norway, Turkey and Zambia (ratified by South Africa).

•	Agreements for mutual and technical assistance in respect of VAT.

•	New agreements (4) with Botswana, Lesotho, Namibia and Swaziland are in the process of negotiation or being finalised.

Indirect tax proposals

Specific excise duties

It is proposed that the customs and excise duties in Section A of Part 2 of Schedule No.1 of the Customs and Excise Act, No.91 of 1964, be amended with effect from 18 February 2004 to the extent shown in table C4.

Annexure C: Summary of tax proposals

Table C4: Specific excise duties

Tariff	Tariff		Present rate of duty		Proposed rate of duty
item	heading	Description	2003/04		2004/05

			Excise	Customs	Excise	Customs

104.00		Prepared foodstuffs; beverages, spirits and vinegar; tobacco

104.01	19.01	Malt extract; food preparations of flour, grouts, meal starch or malt extract,not containing cocoa or containing than less 40 per cent by mass of cocoa calculated on totally defatted basis, not elsewhere specified or included; food preparations of goods of headings 04.01 to 04.04, not containing cocoa or containing less than 5 percent by mass of cocoa calculated on totally defatted basis not elsewhere specified or included:

.10		Traditional African beer powder as defined in Additional Note 1 to Chapter 19	34.7c/kg	34.7c/kg	34.7c/kg	34.7c/kg

104.10	22.03	Beer made from malt

.10		Traditional African beer as defined in Additional Note 1 to Chapter 22	7.82c/l	7.82c/l	7.82c/l	7.82c/l

.20		Other	2 819.30c/l of absolute alcohol	2 819.30c/l of absolute alcohol	3 073.04c/l of absolute alcohol	3 073.04c/l of absolute alcohol

104.15	22.04	Wine of fresh grapes, including fortified wines; grape must, other than that of heading no. 20.09

	22.05	Vermouths and other wine of fresh grapes flavoured with plants or aromatic substances

.02		Sparkling wine	252.60c/l	252.60c/l	323.32c/l	323.32c/l

.04		Unfortified wine	89.6c/l	89.6c/l	117.10c/l	117.10c/l

.06		Fortified wine	200.75c/l	200.75c/l	232.87c/l	232.87c/l

104.17	22.06	Other fermented beverages, (for example, cider, perry and mead); mixtures of fermented beverages and mixtures of fermented beverages and non-alcoholic beverages, not elsewhere specified or included:

.05		Traditional African beer as defined in Additional Note 1 to Chapter 22	7.82c/l	7.82c/l	7.82c/l	7.82c/l

.15		Other fermented beverages, unfortified	143.55c/l	143.55c/l	153.74c/l	153.74c/l

.17		Other fermented beverages, fortified	254.54c/l	254.54c/l	295.27c/l	295.27c/l

.22		Mixtures of fermented beverages and mixtures of fermented beverages and non-alcoholic beverages	143.55c/l	143.55c/l	153.74c/l	153.74c/l

.90		Other	254.54c/l	254.54c/l	295.27c/l	295.27c/l

104.20	22.07	Undernatured ethyl alcohol of an alcoholic strength by volume of 80 per cent volume or higher; ethyl alcohol and other spirits, denatured, of any strength

	22.08	Undernatured ethyl alcohol of an alcoholic strength by volume of less than 80 per cent volume; spirits, liqueurs and other spirituous beverages:

.10		Wine spirits, manufactured by the distillation of wine	4 038.10c/l of absolute alcohol	3 942.10c/l of absolute alcohol	4 583.65c/l of absolute alcohol	4 487.65c/l of absolute alcohol

.15		Spirits,manufactured by the distillation of any sugar cane product	4 038.10c/l of absolute alcohol	3 942.10c/l of absolute alcohol	4 583.65c/l of absolute alcohol	4 569.65c/l of absolute alcohol

.25		Spirits,manufactured by the distillation of any grain product	4 038.10c/l of absolute alcohol	3 942.10c/l of absolute alcohol	4 583.65c/l of absolute alcohol	4 537.65c/l of absolute alcohol

.29		Other spirits	4 038.10c/l of absolute alcohol	4 038.10c/l of absolute alcohol	4 583.65c/l of absolute alcohol	4 583.65c/l of absolute alcohol

.40		Liqueurs and other spirituous beverages	4 038.10c/l of absolute alcohol	4 038.10c/l of absolute alcohol	4 583.65c/l of absolute alcohol	4 583.65c/l of absolute alcohol

2004 Budget Review

Table C4: Specific excise duties (continued)

			Present rate of duty		Proposed rate of duty
			2003/04		2004/05
Tariff	Tariff
item	heading	Description	Excise	Customs	Excise	Customs

104.30	24.02	Cigars, cheroots, cigarillos and cigarettes, of tobacco or of tobacco substitutes

.10		Cigars, cheroots and cigarillos, of tobacco or of tobacco substitutes	106 600c/kg net	106 600c/kg net	123 304c/kg net	123 304c/kg net

.20		Cigarettes, of tobacco or of tobacco substitutes	194.25c/10	194.25c/10	226.40c/10	226.40c/10
			cigarettes	cigarettes	cigarettes	cigarettes
104.35	24.03	Other manufactured tobacco and manufactured tobacco substitutes; “homogenised” or “reconstituted” tobacco; tobacco extracts and essences:

.10		Cigarette tobacco and substitutes thereof	12 447c/kg	12 447c/kg	13 903c/kg	13 903c/kg

.20		Pipe tobacco and substitutes thereof	5 824c/kg net	5 824c/kg net	6 832c/kg net	6 832c/kg net

Ad valorem excise duties

It is proposed that the relevant sections in Section B of Part 2 of Schedule No.1 of the Customs and Excise Act, No.91 of 1964, be deleted with effect from 1 April 2004 to the extent shown in table C5.

Table C5: Items to be deleted from the ad valorem excise net

Tariff	Tariff
item	heading	Description

118.25	33.05	Preparations for use on hair: shampoos, etc.
118.30	33.07	Pre-shave, shaving, or after-shave preparations, personal deodorants, bath preparations, etc.
118.35	37.01	Photographic plates & film, etc.
118.40	37.02	Photographic film in rolls, sensitised, unexposed, etc.
124.10	84.43	Printing machines
124.60	85.23	Prepared unrecorded media: magnetic tapes, discs, cards incorporating a magnetic stripe, etc.
124.65	85.24	Records, tapes & other recorded media e.g. CDs, DVDs, magnetic tapes, magnetic strips, etc.
128.40	90.09	Photo copying apparatus
128.55	91.03	Clocks with watch movements
128.60	91.05	Other clocks

Miscellaneous amendments

In addition to the Budget Proposals described in Chapter 4 of this Budget Review, the 2004 legislation will contain a number of miscellaneous amendments to the various tax acts. These amendments stem from various problem areas identified in the current legislation as detected over the course of the year through internal review and public comment. Some of these amendments eliminate perceived loopholes while others ensure that tax legislation does not inadvertently hinder legitimate non-tax motivated transactions. These amendments are expected to have only a small revenue impact for the fiscus and are accordingly not listed in Chapter 4. This full listing of lesser amendments provides taxpayers with certainty in terms of expected legislative changes for the upcoming year.

Annexure C: Summary of tax proposals

Miscellaneous amendments to the Income Tax Act

•	Removing foreign anomalies involving trusts: A number of foreign anomalies exist involving trusts. These anomalies include issues relating to the flow-through principle of foreign income and the treatment of foreign beneficiaries. The rules will be clarified in order to ensure that funds retained off-shore through trusts remain fully within the tax net and to ensure that foreign holdings of this type are not subjected to any unintended additional tax charges.

•	Clarifying the meaning of “participation rights” in a foreign company without share capital: The Income Tax Act triggers the inclusion of income for South African residents having participation rights in a controlled foreign company if those residents have a stake of at least 10 per cent. At issue is how to apply these rules when a foreign company does not have share capital (such as a captive insurance mutual fund). It is accordingly proposed that the law be clarified in this regard.

•	Adopting an annualised average foreign currency exchange rate for purchased annuities: As a result of recent amendments, the income tax rules for calculating currency profits and losses now generally apply on an annual averaging (rather than spot) basis. The shift to averaging was inadvertently omitted from the purchased annuity-formula. This omission will accordingly be rectified.

•	Clarifying the 50:30:20 depreciation write-off for bio-fuel processing: Last year Government stressed the importance of bio-fuels (bio-diesel and bio-ethanol) to support sustainable development. A preferential tax depreciation write-off regime of 50:30:20 was highlighted to encourage investment in bio-fuel related processing. It has subsequently come to Government’s attention that not all bio-fuel projects may qualify for this preferential tax regime as was intended. It is proposed that the law be clarified to allow a 50:30:20 tax depreciation write-off for all investment in bio-fuel related processing.

•	Deleting the special entertainment deduction for amounts incurred by commission-based employees and entrepreneurs: Commission-based employees and entrepreneurs can claim a limited amount of entertainment deductions if incurred directly in connection with a trade (and these expenses do not satisfy the general deduction formula). This deduction for additional entertainment expenses will be deleted in order to reduce confusion and to reduce possible claims for disguised personal expenses.

•	Denying deductions for interest and penalties made pursuant to the Unemployment Insurance Contributions Act: Taxpayers generally cannot deduct interest and penalties paid pursuant to the various tax laws. Express provision will be made to deny deductions for comparable payments made pursuant to the Unemployment Insurance Contributions Act.

•	Removing the reference to Generally Accepted Accounting Practice (GAAP) in interest rate agreements: Taxpayers must calculate their income and expense arising from interest rate agreements on a day-to-day basis, which conforms to GAAP and is consistently applied for all financial reporting purposes. With the adoption of AC 133, parties subject to mark-to-market accounting no longer use day-to-day calculations. It is accordingly proposed that the reference to GAAP be deleted.

•	Eliminating anomalies to the secondary tax on companies (STC): Last year’s amendment included changes to the STC to co-ordinate the rules for actual and deemed dividends. Further review may be needed to ensure that the recent changes work as intended. In addition, problems have emerged with certain administrative provisions, including the rules for additional taxes and the prescription period for assessments. Lastly, the dividend exemption for intra-group dividends needs to be limited so that the exemption does not apply when dividends are paid to exempt companies.

•	Modifying the provisions for pension payouts to divorced/separated spouses: The current rules involving pension payouts to divorced/separated spouses contain unintended anomalies when a

2004 Budget Review

fund member’s benefit is awarded to the former spouse. These rules will accordingly be clarified for consistency.

•	Creating rules for the conversion of real estate companies to share block companies: A number of uncertainties exist when a real property company converts to a share block company. Special concerns exist as to whether this conversion causes a deemed distribution to the shareholders. It is accordingly proposed that these uncertainties be clarified.

•	Ongoing revisions concerning 1 October 2001 implementation issues for capital gains tax: Special time-apportionment rules apply with respect to assets held before 1 October 2001 that ensure capital gains/losses are restricted to the post-1 October 2001 period. As in prior years, issues continually arise in this area that need to be addressed.

•	Clarifying the calculations for the learnership deduction: Calculating the size of the learnership deduction depends on certain ratios involving the “annual equivalent” of a learner’s wage. Unfortunately, the term “annual equivalent” is creating multiple interpretation problems. It is accordingly proposed that the learnership calculations be clarified either administratively or legislatively.

•	Administration – removing duplicate record keeping requirements: Two sets of rules currently exist for essentially the same record keeping requirements. These rules will accordingly be streamlined.

•	Administration – providing optional pay-as-you-earn (PAYE) relief for disability insurance premiums paid by employees: Under current law, employers may deduct employee-contributions to retirement annuity funds from the PAYE base if elected by the employee. No deduction from the PAYE base exists for employee-premiums paid for disability insurance. Consideration will accordingly be given to provide optional deductions from the PAYE base in these circumstances.

•	Administration – liberalising the definition of labour broker for PAYE: Parties paying remuneration to a labour broker must withhold PAYE unless that labour broker receives a certificate of exemption. Similar to the waiver for the anti-avoidance personal service company rules, it is proposed that PAYE withholding be waived if a labour broker employs more than three full-time employees.

•	Administration – co-ordinating the R10 000 threshold for provisional tax with other thresholds: The R10 000 threshold for payment of provisional tax has not been synchronised with other thresholds, such as the income threshold for paying tax. As a result, certain taxpayers are forced to file provisional tax returns even if no taxes are ultimately due. It is accordingly proposed that the provisional tax threshold be modified to eliminate this and other anomalies.

•	Administration – providing the Financial Services Board (FSB) with the authority to approve various forms of tax-exempt pension plans: Tax-free pension plans currently need approval from both the FSB and SARS. This dual process is cumbersome, especially when the requirements of both agencies are often aimed at the same concerns. In order to simplify administration, consideration is being given to providing SARS with the authority to delegate the tax approval process to the FSB.

•	Administration – prescription period for re-assessments: SARS generally cannot re-assess a taxpayer after three years have passed from original assessment. This three-year rule becomes a hindrance to negotiations when transactions under investigation are questioned by SARS. It is accordingly proposed to allow taxpayers to elect to extend the prescription period by agreement for, these marginal circumstances, to facilitate the negotiation process.

Annexure C: Summary of tax proposals

Miscellaneous amendments to the Value-Added Tax (VAT) Act

•	Extending the list of preferential domestic goods and services: Commercial accommodations (e.g., hotels, old age homes) providing certain listed domestic goods and services are subject to VAT under a preferential formula subject to certain conditions. This list includes cleaning, maintenance, electricity, telephone, television and meals. The proposal is to extend the list to laundry and frail care services (including nursing services) provided by housing schemes for retired persons.

•	Extending the list of motor vehicles eligible for VAT input credits: VAT vendors generally do not receive VAT input credits for motor vehicles, even for business use, because vehicles often contain a private consumption element. However, some exceptions exist for vehicles if the nature of the vehicle is such that private usage is doubtful (e.g., single-cab bakkies, ambulances). It is accordingly proposed to add hearses and game viewing vehicles as additional exceptions.

•	Clarifying the minimum VAT registration threshold for commercial accommodations: It has always been intended that a commercial accommodation enterprise has to make annual taxable supplies exceeding R60 000 in order to be eligible to register as a VAT vendor. However, a technical anomaly exists between the general minimum registration rule of R20 000 and the commercial accommodation rule that arguably permits an “accommodation” enterprise to register voluntarily at the R20 000 general minimum. It is accordingly proposed that this technical anomaly be eliminated.

•	Clarifying derivatives as an exempt financial service: Uncertainty exists as to whether the current generation of derivatives are adequately covered as an exempt financial service. It is accordingly proposed to extend the list of exempt financial services to include derivatives.

•	Clarifying the type of foreign leased goods eligible for zero-rating: Zero-rating for lease, rental or charter agreements conducted outside South Africa was initially intended solely for the benefit of foreign utilised movable goods. However, this zero-rating could be misconstrued as also applying to “fixed property” (thereby triggering unintentional VAT inputs) because the definition of “goods” literally includes “fixed property.” It is accordingly proposed to eliminate this anomaly.

•	Providing for zero-rating when enterprises of the same legal entity are combined: A single legal enterprise can have multiple VAT registration numbers for its branches or divisions if those branches or divisions qualify as separate enterprises. As a rule, any combination of these separate enterprises creates a VAT liability, even though all activities remain within the same legal entity. It is accordingly proposed that enterprise combinations of this kind be zero-rated.

•	Clarifying the circumstances when zero-rating applies to services for foreign residents: Services performed in South Africa for a foreign resident are generally zero-rated if that foreign resident (or representative) is located outside South Africa at the time of performance. However, certain foreign residents are attempting to claim zero-rating even though the services at issue are wholly received by a VAT registered enterprise within South Africa (where standard rating is the only appropriate policy result). It is accordingly proposed that the rules involving zero-rating for services to foreign residents be clarified.

•	Providing VAT inputs for meals to offshore crews: Enterprises providing meals as part of their services to clients generally cannot claim VAT inputs for meals consumed by employees (because employee meals could act as a fringe benefit). In 2003, an exception to this rule was added so that VAT inputs could be claimed for meals consumed by employees on board passenger transportation (who have no option but to eat at their worksite). It is now proposed that a comparable exception be added for meal costs consumed by crew employees of shipping vessels and those engaged in similar activities.

2004 Budget Review

•	Eliminating VAT avoidance schemes using artificial non-vendor intermediaries: A small class of VAT vendors are illegally attempting to avoid paying VAT on sales by utilising non-vendor intermediaries as agents. In schemes of this kind, a VAT vendor transfers goods to a non-vendor, and the non-vendor (acting as agent) sells the goods to another VAT vendor with VAT outputs illegally left unpaid. The buying VAT vendor then claims deemed VAT inputs for the purchase of second-hand goods (thereby being indifferent to the use of the intermediary). In addition to ongoing audits to prevent this practice, it is proposed that the declaration required for the deemed input be reviewed.

•	Defining the term “bad debts”: Special rules apply for bad debts, but the term “bad debts” is left wholly undefined, with the issue left solely to existing practice. It is accordingly proposed that the term “bad debts” be defined in statute in accordance with existing practice.

•	Reviewing changes to intergovernmental transfers and grants: In 2003, changes were made to the operation of VAT in terms of transfer payments and governmental subsidies. These changes are set to go into effect on the date of Presidential proclamation. Consideration will be given to revisit the proposed treatment of grants to businesses in order to address any unintended consequences.

•	Administration - moving the location of VAT payments on imports: In order to align the VAT Act with the Customs and Excise Act, it is proposed that VAT payments on imports be made at the port of entry or at the nearest local Customs office (rather than at the local SARS office).

•	Administration – clarifying the rules for tax invoices: It is intended that all VAT vendors issue either full or abridged VAT invoices as part of their general reporting obligations. In addition, it is intended that all VAT vendors rely on a full VAT invoice when claiming inputs for supplies above R1 000 and may alternatively rely on an abridged VAT invoice when claiming VAT inputs for supplies not exceeding R1 000. The current literal wording is confusing and apparently contradictory in this regard. It is accordingly proposed that this wording be clarified.

•	Administration – requiring farmer notification for changes in VAT registration status: Farmers who account for VAT on a six monthly cycle are not required to notify SARS when their income exceeds R1 million per annum, even though this change in income requires a shift to a bi-monthly cycle. Notification requirements will be added for this circumstance as a matter of consistency.

•	Administration – imposing a penalty for failing to notify SARS of an enterprise’s cessation: A vendor who ceases to carry on a VAT registered enterprise is required to notify SARS, but currently no penalty exists to enforce this notification. Consistent with other current notification penalties, it is accordingly proposed that this failure be made an offence.

Miscellaneous amendments to the Customs and Excise Act

•	Excise – refining duty at source: Since 2002, duty at source has been phased in for the tobacco, spirit and fuel industries. Possible consequential amendments may be required to eliminate unintended anomalies uncovered during the implementation process.

•	Excise – refining the biofuels preference: In 2002, a legislative preference was introduced for the manufacture, storage, distribution and use of biofuels. Consequential legislative amendments to this biofuel preference may be required to facilitate rule implementation.

•	Excise – clarifying the diesel fuel refund: Diesel fuel concessions have recently been extended to certain off-land non-passenger operators. Further clarifications will be required in this regard, as well as extending it to other small off-land categories of non-passenger operators.

•	Ad valorem excise – Eliminating misuse of the R50 000 threshold: Manufacturers are currently misusing the R50 000 threshold by artificially dividing their activities in order to multiply the

Annexure C: Summary of tax proposals

value of the exemption. This misuse allows manufacturers to escape licensing and ad valorem excise duties. This provision will accordingly be reviewed to eliminate these concerns.

•	Ad valorem excise– eliminating category splitting of air conditioning machines: Importers are attempting to reduce the ad valorem excise duty on air conditioners by artificially dividing the machine into two parts. Specific anti avoidance techniques will be introduced.

•	Environmental plastic bag levy – providing consequential amendments to the enabling legislation: Enabling legislation was introduced in 2003 for the enactment of an environmental (plastic bag) levy. SARS will commence collection of the levy during the course of 2004. Consequential amendments might be needed to facilitate rule implementation.

•	Customs - Industrial Development Zones: A revised set of enabling legislation for Industrial Development Zones was introduced in 2003. Gradual implementation of Industrial Development Zones may necessitate further legislative changes to facilitate smooth implementation, including collateral changes to the VAT Act, and may possibly include some policy shifts to account for changing realities.

•	Customs – refining enforcement in light of possible Constitutional concerns: Customs enforcement requires that customs officials have the power to enter premises, gather information as well as detain and seize goods. Consideration will be given to reviewing these powers in order to eliminate any possible violation of the Constitution.

•	Customs – providing the Commissioner the power to readjust the value of exported goods: The Customs and Excise Act currently provides that the value of exported goods is equal to the free-on-board value. The Commissioner does not have any power to adjust this value in favour of true economic realities, even though the Commissioner normally has this power in other areas as a standard measure to prevent avoidance. The Commissioner will accordingly be provided with this power to address these concerns.

•	Customs – continuing the refinement of Siyakha initiatives: The Siyakha initiatives are still ongoing. Consequential amendments may still be required for implementation.

•	Customs – adjusting legislation in light of the new South African Customs Union (“SACU”) Agreement: The new SACU agreement is expected to enter into force at the end of April 2004. This new agreement will necessitate changes to customs legislation and will include the updating of cross-references.

•	Customs – refining the shift of the General System of Preferences (“GSP”) function to SARS: In 2003, legislation was promulgated that shifted the function of GSP to SARS. Possible consequential amendments may be required to eliminate unintended anomalies uncovered during the process of implementation.

•	Customs – adding an absolute final prescription period for Section 75 refund claims: Section 75(14) of the Customs and Excise Act provides that the Commissioner may, in exceptional circumstances, pay a refund or drawback after the expiration of the relevant period within which it has to be submitted. It is therefore proposed that final prescription period be added even for exceptional circumstances.

•	Customs - refining the dispute resolution, appeals and settlement procedures: A revised set of dispute resolution, appeals and settlement procedures were added in 2003. Possible consequential amendments may be required to eliminate unintended anomalies.

•	Customs – prescribing the payment of salvage pursuant to the Wreck and Salvage Act No. 94 of 1996: The Wreck and Salvage Act requires the Commissioner to pay salvage to the person salvaging a wreck. The Customs and Excise Act prescribes how payment is made for most situations but omits to make reference to salvage payments. It is accordingly proposed that salvage payments be included in the act.

2004 Budget Review

Miscellaneous amendments to the Tax on Retirement Funds Act

•	Administration – providing interest for refunds: Taxpayers entitled to a refund from SARS with respect to retirement funds taxes are not entitled to any interest. This failure to provide interest is unfair and differs from the principles of other taxes. It is accordingly proposed that refund interest provisions be added for the tax on retirement funds.

Miscellaneous amendments to the Unemployment Insurance Contributions Act

•	Clarifying the interaction between the Unemployment Insurance Contributions Act and the Unemployment Insurance Act: Some anomalies remain between the contributions act and the main act. It is proposed that the provisions of the Unemployment Insurance Contributions Act be aligned with the Unemployment Insurance Act.

Miscellaneous amendments to the Transfer Duty Act

•	Clarifying the exemption from transfer duty for partial public benefit organisation (PBO) activities: PBOs are exempt from transfer duty when acquiring property wholly or substantially for PBO activities. However, since confusion exists as to how this exemption applies when property is only partly used for these purposes, the law will be clarified.

Miscellaneous amendments to the Stamp Duties Act and Uncertificated Securities Tax Act

•	Administration – imposing late interest charges: Taxpayers who fail to pay the stamp duty are subject to penalties but no late interest charges. Taxpayers consequently have little incentive to pay stamp duty on time. It is accordingly proposed that late interest charges be imposed that are consistent with other tax acts.

•	Administration – eliminating penalty stamps in favour of additional duties: Stamp duty penalties are currently enforced through the anachronistic system of late penalty stamps. It is proposed that this penalty system be eliminated in favour of an additional duty.

•	Clarifying the definition of interest-bearing securities: Stamp duties and uncertificated securities tax do not apply to interest-bearing securities unless convertible into shares. As part of the overall review of hybrid instruments, consideration will be given to clarify the meaning of “interest-bearing.” Consideration will also be given to ensure that the exclusion of convertible securities from the exemption is consistent for both stamp duty and uncertificated securities tax purposes.

Miscellaneous amendments to the Skills Development Levies Act

•	Administration – reviewing in-kind salary: Administration and compliance difficulties exist when applying the skills development levy if employers can only make salary payments in-kind rather than cash. Consideration will be given to review these concerns.

Miscellaneous amendments for general administration

•	Addressing administrative difficulties when applying interest rates set in terms of the Public Finance Management Act (“PFMA”): Interest charges under the various tax acts are set with reference to PFMA. While this result makes sense from a policy viewpoint, process issues arise in terms of application, especially during periods immediately following rate changes. It is proposed that administrative leeway be provided to accommodate these process issues.

Annexure C: Summary of tax proposals

•	Reviewing the system of taxpayer accounts: Taxpayers often have multiple tax accounts for various taxes. Consideration is being given for an improved accounting system possibly entailing minor legislative changes.

•	Reviewing Government interest for refund payments: Although taxpayers are entitled to interest on refunds, the circumstances triggering interest can be unclear. It is accordingly proposed that these circumstances be clarified.

Technical corrections

In addition to the miscellaneous amendments above, the 2004 legislation will contain ongoing technical corrections. These technical corrections will address typing and grammatical issues, incorrect or misleading headings, misplaced cross-references, differences between the English and Afrikaans text, obsolete provisions, cross references incorporating regulations into law and problems relating to effective dates. These technical corrections may also occasionally include legislation clearly at odds with legislative intent as well as obvious ambiguities and omissions (especially with respect to recent legislative changes). These changes are not intended to have any policy or revenue impact. Technical corrections will be made during the upcoming year only if time permits.

Other

•	Clarifying the circumstances when the 35 per cent branch rate applies: The 35 per cent rate for South African branches or agencies could literally be read to apply to all companies with foreign located effective management. As a matter of clarity, the 35 per cent rate will be adjusted so that the rate applies only when a non-resident company maintains a South Africa branch or agency.

•	Reviewing tax acts relating to the former self-governing territories: Some special tax acts and provisions for former self-governing territories inadvertently still remain on the books. Consideration will be given to the removal of these tax acts and provisions as they come to Government’s attention.

Tax expenditures in South Africa

The IMF visited the country in March 2002 and issued the Observance of Standards and Codes: Fiscal Transparency Report. In terms of this review process, South Africa has given an undertaking to introduce a basic tax expenditure statement with further development towards a comprehensive quantitative statement on revenues foregone once the information management systems at SARS are fully developed.

Tax expenditures can be defined as any tax preference, including exemptions that exclude income from the tax base or allowances that are deductible from gross income or a reduction in a rate of tax or tax deferrals that delay the payment of tax. The statement covers all national government taxes. The detail of the main tax expenditures with the policy rationale and intended beneficiaries is provided in table C6.

2004 Budget Review

Table C.6: Tax expenditures

Rationale for tax expenditure and intended
Source		beneficiaries

Personal income tax expenditures

•	Rating formula on lump sum benefits	Providing relief for retirement.

•	Exemption of R30 000 on certain lump sum payments

•	Exemption of war pensions

•	Exemption of disability pensions

•	Exemption of any capital annuity.

•	Exemption of compensations paid in terms of the Workmen’s Compensation Act or the Compensation for Occupational Injuries and Diseases Act	Providing relief to taxpayers receiving payments due to detrimental work-related circumstances.

•	Exemption of allowances payable in terms of the Unemployment Insurance Act.

•	R11 000/R16 000 exemption on interest income	Incentivising the propensity to save.

•	Broad based employee equity participation.	Incentivising initiatives to empower employees.

•	Exemption of certain foreign dividends.	Encouraging the repatriation of dividends.

•	Exemption for employees working abroad.	Providing simplified tax relief (in lieu of tax credits) for South Africans working abroad.

•	Exemption of a bona fide scholarship or bursary.	Incentivising education initiatives.

•	Deductions for donations to Public Benefit Organisations (“PBO”).	Assisting non-profit organizations to obtain funding.

•	Deductions for pension fund and retirement annuity fund contributions.	Encouraging saving for retirement, thereby reducing the need for State assistance.

•	Deductions for medical expenses.	Providing tax relief for essential unavoidable expenses incurred by individual taxpayers, thereby reducing the need for State assistance.

•	Individual taxpayers pay capital gains tax only at an effective rate of up to 10%.	Low effective capital gains tax rate for individuals to prevent lock-in effect.

Annexure C: Summary of tax proposals

Rationale for tax expenditure and intended
Source		beneficiaries

Corporate income tax expenditures

•	Companies declaring a dividend pay a 12,5 per cent secondary tax on companies.	Low tax rate on dividends to mitigate company double tax.

•	Exemption for real property body corporate.	Eliminating the tax burden for entities formed solely for purposes of managing the collective interests common to all its members.

•	Exemption for specially formed mining rehabilitation trusts.	Incentivising efforts to rehabilitate land.

•	Deduction of premiums paid on key-man insurance policies.	Promoting initiatives to ensure long-term continuance of businesses

•	Deduction for a strategic industrial projects.	Incentive package to stimulate industrial investment by granting additional allowances (available to both domestic and foreign investors).

•	Deduction for research and development capital expenditure	Incentivising research and development undertaken in the South Africa.

•	Accelerated depreciation for research and development buildings.

•	Accelerated depreciation for Urban Development Zones.	Countering urban decay.

•	Exempt infrastructure Government grants to Public Private Partnerships (“PPP”).	Eliminating tax burden for corporate expenditure on Government property.

•	Special rules for small businesses	Incentivising the growth and development of the small business sector.

•	Business reinvestment deferral.	Providing cash-flow benefit to businesses to encourage reinvestment growth.

•	Corporates pay capital gains tax only at an effective rate of 15%	Low effective capital gains tax rate for corporates to prevent lock-in effect

•	Deduction for learnership agreements	Encouraging job creation by lowering the cost of hiring new employees.

•	100% deduction for mining extraction operations	Incentivising mining extraction operations

•	Gold mining formula (including STC exemption)	Incentivising gold mining extraction operations

Estate duty and Donation tax

Estate duty:

•	Deduction of R1,5 million of the dutiable value of an estate for individuals.	Alleviating the overall tax burden of estate duty.

Donation tax:

•	Tax exemption for individual and annual donations.	Concession to assist taxpayers when making small donations.

2004 Budget Review

Rationale for tax expenditure and intended
Source		beneficiaries

Value-added tax expenditures

Exempt supplies are defined as:		No input credit can be claimed on exempt supplies.

•	The supply of financial services	Persons delivering only exempt supplies are deemed not to be carrying on an enterprise and cannot register as a vendor for VAT purposes.

•	The supply of residential accommodation	Educational services and public transport are exempted to provide some relief as well as for administrative considerations.

•	The supply of road transport	Exemptions from VAT are generally applied to non-fee based financial services as it is difficult to determine the value added.

•	The supply of rail transport	The exclusion of the vendor from the VAT regime (although costs including VAT are passed on to the consumer), is a solution in balancing the needs of the under privileged (by not charging VAT on the service) against revenue considerations.

•	Trade union subscriptions

•	The sale or letting of land outside the Republic

•	The supply of services to members in the course of management of a sectional title body corporate, a share block company and any housing development scheme for the aged

•	The supply of educational services by approved educational institutions

•	The supply of crèche or after-school for children

•	The supply by an association not for gain or certain donated goods

•	The letting of land for the purpose of constructing a residential dwelling

Annexure C: Summary of tax proposals

Rationale for tax expenditure and intended
Source		beneficiaries

Zero-rated supplies of services include:		An enterprise that makes only zero-rate supplies may register as a VAT vendor and may reclaim VAT on input costs (supplies received).

•	The transport of passengers and goods to and from an export country	The zero-rating of primary agriculture, basic foodstuffs and illuminating paraffin is intended to provide relief to the poor.

•	Certain services rendered to non-residents who are outside the country	The zero-rating of petrol and diesel fuel is in place as these products are subject to fuel levies.

• •	The insuring of passengers and goods The arranging of international transport	The zero-rating of exports is in line with international practice of the “destination principle” – where VAT is intended to be levied in the jurisdiction where consumption occurs.

•	Services rendered outside the Republic to a user in the Republic – excluding telecommunication services	Consistent with the principles behind the zero-rating of the export of goods, certain exported services are also zero-rated.

•	Welfare activities, such as the provision of food, meals, board, lodging, clothing, or other necessaries, comforts or amenities to aged or indigent persons, children, or physically or mentally handicapped persons

Zero-rated supplies of goods:

•	The supply of animal feed, animal remedy, fertilizer, pesticide, plants and seed for farming purposes

•	The supply of basic foodstuffs: brown bread, maize meal, samp, mealie rice, dried mealies, dried beans, lentils, pilchards or sardinella, milk powder, rice, vegetables, fruit, vegetable oil, cultured milk, brown wheaten meal, eggs, edible legumes

•	The supply of illuminating paraffin

•	The supply of petrol and diesel fuel

•	The supply of goods that are exported

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D

Government accounts

Introduction

South Africa’s national government accounts are presented in Annexure B. The structure of the reporting tables have been revised and is based on the recommendations in the most recent version of Government Finance Statistics1 (GFS), which was published in 2001. It is also in line with the recommendations in the System of National Accounts2 (SNA), published in 1993. However, to take into account the specific nature of the South African environment, certain modifications to the structure of the account and the labelling of the receipt and payment items have been made, relative to GFS recommendations.

It also deserves mention that the GFS presentation differs in some respects from the presentation in Chapter Two of the Budget Review, which is based on the SNA.

This annexure describes the new structure of the government account for South Africa and it explains deviations between GFS recommendations and the way government statistics within the national accounts are compiled and presented. It also contains a section describing the salient characteristics of the part of the SNA system that deals with government statistics.

Recording basis

Both the SNA and the 2001 GFS recommend that items should be recorded on accrual basis, implying that all government transactions, even those that do not give rise to cash flows, should be included in the government account. Examples of transactions that do not give rise to cash flows are changes in inventories and capitalised interest. Another consequence of accrual accounting is that the time of recording should coincide with the underlying economic event. This means that the entry does not necessarily coincide with the cash flow, but rather with the change of ownership. For example, in accrual accounting the time debt repayment should be recorded is at the time the debt expires irrespectively of whether or not this coincides with an actual repayment, which give rise to a cash flow.

The recommendation to use accrual accounting for government financial statements was first made in the 2001 GFS. The South African Government has declared its intention to, over time, follow this recommendation but in the near future the practice to present government data on cash basis will continue. This implies that the time of recording reflects the time the cash flow takes place, not the underlying economic event. However, in some instances modified cash principles are applied. This includes the recording of expenditure at the time of recording the transaction in the cashbook (i.e. at the time the transaction is processed in the system and the cheque is issued) and accruing interest on some types of government debt (i.e. on zero coupon bonds).

In strict cash accounting, the time of recording should coincide with the cash flow. However, in South Africa, entries for the national budget data are made in the time period in which transactions have been captured on the financial systems. For auditing and budgeting control purposes, the

[1] International Monetary Fund, 1986, Government Financial Statistics. Washington, D.C.: IMF.

[2] United Nations, 1993, System of National Accounts 1993. Brussels/Luxembourg, New York, Paris, Washington, D.C.: Inter-Secretariat Working Group on National Accounts.

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national budget system allows for a complementary period for each transaction. This is a period after the financial year-end during which books remain open so that all transactions relating to that specific year can be finalised. These transactions may be summarised as follows:

•	Tax payments made during the financial year but not recorded by the South African Revenue Services until after the end of the financial year

•	Late requests for funds by government departments to settle obligations relating to the specific financial year

•	Surrenders of unspent funds by government departments, i.e. funds requested by the departments but not used

•	Corrections to revenue, expenditure or financing transactions that were, for example, erroneously classified

•	Adjustments to the expenditure data, for auditing and Parliamentary purposes, to show only authorised expenditure for the particular financial year (i.e. excluding all unauthorised spending).

Development of a new economic reporting format

In the 2004 Budget, a new economic reporting format is introduced, replacing the old “standard item” classification with a more appropriate classification in line with international best practice. The aim of this reform is to provide better quality information to legislatures to assist in the policy-making process and to reinforce Parliament’s oversight role.

This reform was necessary due to the fact that many inconsistencies in the application of existing classification standards were identified. For example, disposable baby nappies were sometimes classified as capital expenditure and major school rebuilding projects as current expenditure. This was mainly due to classification rules being inconsistently applied and limited control over their application. It was clear that the existing classification regime was outdated and improperly used and the new format aims at addressing these inconsistencies.

In the design of the new format, the National Treasury endeavoured to ensure that each item label reflects the actual content of the item. In addition, item labels such as “other” or “miscellaneous” have studiously been avoided, as their content is unclear and lack transparency. Moreover, the term “grant” is not used even though it is generally accepted in the GFS. This is because in the context of the South African Constitution the meaning of “grant” differs from that in the GFS.

The development and structure of the new Economic Reporting Format is discussed in detail in the 2004 Estimates of National Expenditure, issued by the National Treasury, and is summarised in brief in the next section.

Structure of the government account

The new South African reporting format organises the multitude of government transactions into three broad categories: receipts, payments and financing. The budget deficit or surplus is calculated as receipts less payments. By definition, it is equal to total financing but with the opposite sign.

Receipts

Government receipts are divided into taxes, sales, transfers, fines, interest, dividends and rent on land as well as financial transactions. Taxes are classified according to the type of activity on which they are levied, including income, profits, consumption of domestic goods and services, and international trade. Sales are disaggregated into sales of capital assets and other sales. Transfers

Annexure D: Government accounts

are unrequited receipts; i.e. the other party does not obtain anything in return. They are classified according to unit, for example, other government units, private corporations, households, etc. Fines consist of all compulsory receipts imposed by a court or quasi-judicial body. The item, interest, dividends and rent on land, includes all revenue associated with ownership of financial assets and land.

The item financial transactions covers two financial transactions only. The first is repayments of loans and advances previously extended to employees and public corporations for policy purposes. The rationale for recording this financial transaction as revenue is that it is fundamentally different from other financial transactions, which are market oriented and thus appear as financing items. The second is associated with stale cheques from previous accounting periods. The temporary increase in revenue before a new cheque is issued is recorded as a receipt. The reason for recording it in this way is because the system does not allow that expenditure for the current period is reduced due to a cancellation of a payment from a previous accounting period. Remaining financial transactions, for example borrowing and repayment of loans on market basis, are not included under this category but under financing.

Payments

Payments are divided into three broad categories, namely current payments, transfers and subsidies and payments for capital assets.

Current payments

Current payments provides for funds directly spent by the department. Detail is provided on the following items:

•	Compensation of employees: This payments category includes all personnel-related expenditure, i.e. all payments to government employees, both salaries and social contributions. Social contributions represent the amounts paid by government for pensions or social security into a social security scheme on behalf of its employees. An example would be payments into the Unemployment Insurance Fund.

•	Goods and services: This item refers to all government payments in exchange for goods and services, but excluding capital assets and goods used by government for construction of and improvements to capital assets. This item would, in most instances be the second largest spending item for departments. The specific details of purchases of each department are provided, giving an indication of the four largest spending items by department. For example, in an education department schoolbooks could be listed, while in a health department medicines might be listed. This allows the classification to be adapted for the particular data needs of each department, thereby facilitating oversight and policy analysis.

•	Interest and rent on land: This item is defined as payment for the use of borrowed money and is distinguished from the repayment of borrowed money, which is classified under financing.

•	Financial transactions: This item consists mainly of lending to employees and public corporations for policy purposes. The reason for expensing this payment rather than treating it as financing is that, unlike other financial transactions, the purpose of the transaction is not market-oriented.

Transfers and subsidies

The second part of the payments table provides for funds that are transferred to other institutions, businesses and individuals, and therefore does not constitute final expenditure by the department.

2004 Budget Review

This item therefore includes all unrequited, non-repayable payments by government; i.e. payments for which no goods or services are received in return.

The category transfers and subsidies is sub-divided into the various targeted recipients or beneficiaries receiving funding from government, for example other levels of general government, households, non-profit institutions and public corporations. This allows for the separation of all transfers from expenditure controlled directly by departments.

Transfers and subsidies includes current as well as capital transfers. In the past, capital expenditure included capital transfers. This led to ambiguity, because these numbers provided an incorrect picture of the contribution to capital formation made by departments. By including capital transfers with other transfers, a much clearer picture is provided of government spending on capital.

Payments for capital assets

In economic terms, it is important to identify capital expenditure as a separate item, because this shows Government’s contribution to capital formation, as well as the Government’s spending on new infrastructure. Capital assets are divided into five categories:

•	Buildings and other fixed structures;

•	Machinery and equipment;

•	Cultivated assets;

•	Software and other intangible assets; and

•	Land and sub-soil assets.

Payments for capital assets covers purchases of new assets, as well as extensions and improvements to existing assets. This includes own-account construction; that is, when government units engage in capital projects on own account. An example thereof is the Public Works Department constructing a new road. In this case, certain payment categories are capitalised. The relevant payment categories capitalised are:

•	Compensation of employees; and

•	Goods and services.

These two payment categories are not capitalised unless payments are directly associated with a capital project. A capital project is defined as a project executed by the government unit to construct a new asset or upgrade/improve/extend an existing capital asset. However, payments on current projects, namely maintenance and repair of existing capital assets, are not capitalised.

Financing

The broad classification category, financing, encompasses all financial transactions other than financial transactions in assets and liabilities included as part of receipts and payments, which represent balance sheet transactions not usually recorded as part of receipts and payments in cash accounting. Items recorded under financing reflect the sources of funds obtained to cover a government deficit or the use of funds available from a government surplus. The most important items under financing are government borrowing, repayments of the principal component of loans incurred in previous periods, and transactions in government deposits and cash balances.

At the highest level, a distinction is made according to residence of the other party to the transaction; i.e. between financing originating from domestic and foreign sources. These two components are then disaggregated, first by resident or non-resident unit (households, public corporation, etc.), and, subsequently, by transaction category (loan, deposit, etc.).

Annexure D: Government accounts

Functional classification

The GFS recommends that each government payment should be classified in two ways, namely according to its functional and economic characteristics, and the new reporting format is in compliance with this recommendation. The items in the economic classification have been described above, under the heading payments. The main function of the economic classification is to categorise transactions according to type of object or input, for example, compensation of employees, interest payment, etc. This is crucial, as data must be classified this way for calculation of the surplus or deficit, as well as government contribution to the economy in the form of output, value added and final consumption.

The functional classification is complementary to the economic classification. It serves to distinguish transactions by policy purpose or type of outlay. This is also referred to as expense by output. Its main purpose is to facilitate understanding of how funds available to government have been spent. Examples would be health, education, administration, judicial services, etc.

The broad categories in the functional classification are listed below:

•	General government services refer to those indispensable activities performed by the state, the benefits of which cannot be allocated to specific groups, businesses or individuals. These include fiscal management, general personnel management, and conduct of external affairs, public order and safety.

•	Protection services include all services that ensure the safety and security of communities, namely defence, police, justice and prisons.

•	Social services are supplied directly to the community, households or individuals, and include education, health care, social security and welfare, housing, community development and recreational and cultural activities.

•	Economic services cover government expenditure associated with the regulation and more efficient operation of the business sector. This category incorporates government objectives such as economic development, the redressing of regional imbalances and employment creation. Economic services provided to industries include trade promotion, geological surveys and the inspection and regulation of particular industries.

It deserves mention that expenditure in a particular budget vote may cover more than one function; for example, spending in the health vote may include spending on education (medical training), and on medical functions.

National budget data versus GFS recommendations

As mentioned above, compilation of national budget data published in Annexure B of this Review is based on GFS guidelines. GFS principles are used for the classification of all transactions at the detail level, however, there are important differences in the final presentation of the data. This explains why the presentation of the government accounts in this publication differs from that published in the Quarterly Bulletin of the South African Reserve Bank (SARB), which strictly adheres to GFS recommendations.

The differences between the National Treasury format and that of the SARB is mainly in the structure of the account presented compared to that of the GFS, as well as the use of different labelling for some items. However, due to the fact that the same basis of classification is used at the detail level, it is possible to convert the South African government tables into a GFS table with a very high degree of accuracy. This is useful for purposes of international comparisons.

The most important structural difference is that the receipt and payments tables include both current and capital transactions in the South African reporting format. This is in variance to the

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GFS presentation of the government account where current and capital transactions are presented in separate sub-accounts.

Differences in item labelling includes the following:

•	The South African presentation does not include any unclear terms such as other and miscellaneous.

•	The term grant is not used in South Africa. In the GFS, the term grant includes all funds flowing from one level of government to another level. However, in the South African context, the majority of funds flowing to other levels of government are not appropriated as grants but are identified as direct charges on the National Revenue Fund and are therefore included under transfers.

•	More detail is provided on the various transfer categories in the South African presentation. This is to enhance transparency and facilitate the monitoring process, especially on the payment side.

•	Finally, in the South African presentation, certain items are labelled more clearly than in the GFS version. For example, instead of using the term sales of goods and services for sales of goods and services produced by government, the label used in the South African presentation is simply sales of goods and services produced by a department. The intention is to enhance transparency and facilitate understanding of the various transaction categories.

National budget data versus the national accounts presentation

The system of national accounts is a coherent, consistent and integrated set of macroeconomic accounts, balance sheets and tables based on a set of internationally agreed concepts, definitions, classifications and accounting rules. It provides a comprehensive accounting framework within which economic data can be compiled and presented in a format designed for economic analysis, decision-taking and policy-making. The national accounts are compiled for a succession of periods, thus providing a continuous flow of information for monitoring, analysis and evaluation of economic performance.

The SNA provides a framework for calculating gross domestic product (GDP), gross national income (GNI), savings, capital formation and other key economic variables. SNA data pertain to all resident units in a given economy, which is divided into five sectors. The government is one of these five sectors.

In the national accounts, entries are made to reflect the perspective of all resident economic units, whereas the government account reflects the government perspective only. This inevitably leads to some differences in the accounting frameworks for the national accounts and the government account. For example, own-account construction is recorded as payments for capital assets in the government account with a counter-entry to reflect the use of financial assets or incurrence of a financial liability to finance the transaction. In the national accounts, on the other hand, the recording of the transaction is not complete until entries have also been made to reflect the production of a capital asset and the input in the production process of the asset. The productive activity is shown as output in the national accounts. The input is compensation of employees and the goods and services used in the production process. The values for output and compensation of employees/goods and services can be derived from the government account for national accounts purposes, but are not directly shown in the financial statements of government. This implies that the value of compensation of employees in the government account differs from that shown as compensation of employees payable by government in the national accounts.

Indeed the government account is different in many ways from the national accounts framework, which provides the foundation for the statistics presented in Chapter Two of this document. In

Annexure D: Government accounts

addition, as discussed above, the government accounts used in South Africa differs from the government account drawn up in the GFS. The most important differences are highlighted in the table below:

     Table D1 Differences between South African reporting format and government statistics in the 1993 SNA and 2001 GFS

	Budget data	GFS	SNA

Basis of reporting	Mainly cash basis; i.e. mainly cash transactions are included in the account. Thus, estimates for consumption of fixed capital and remuneration-in-kind are not included in the account. In addition, the time of recording reflects the cash flow. For example, goods and services are recorded when they are purchased.	Accrual basis; i.e. including all non-cash transactions, for example remuneration in kind and consumption of fixed capital, In addition, the time of recording reflects the underlying economic event, not the cash flow. For example, goods and services is recorded when they are used in the production process, not when they are purchased.	Accrual.

Compensation of employees	Does not include compensation of employees paid out to government employees who are engaged in government own-account construction in association with a capital project.	Does not include compensation of employees payable to government employees who are engaged in government own-account construction in association with a capital project.	Includes compensation of employees payable to government employees, who are engaged in government own-account construction in association with a capital project.

Goods and services	Does not include purchases of goods and services used in connection with a capital project within the context of government own-account construction.	Does not include the value of goods and services used in connection with a capital project within the context of government own-account construction.	Includes the value of goods and services used in connection with a capital project within the context of government own-account construction.

Sales by government	This item is explicitly shown in the government account.	This item is explicitly shown in the government account.	This item is not shown anywhere in the national accounts. Instead it is used to estimate final consumption by government.

Output, final consumption, savings, disposable income	These variables are not explicitly shown in the government account, but the account can be used as framework to derive values for them.	These variables are not explicitly shown in the government account, but the account can be used as framework to derive values for them.	These variables are explicitly shown in the accounts. Estimates for these variables have been made from data in the government account.

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E

Explanatory memorandum to the
Division of Revenue

Background

The division of revenue between the spheres of government is among the most important decisions made in the budget process. Section 214(1) of the Constitution of South Africa requires that every year an Act of Parliament (Division of Revenue Act) determine the equitable division of resources between the three spheres of government, and the horizontal division among provinces.

The Intergovernmental Fiscal Relations Act (No. 97 of 1997) gives effect to section 214 of the Constitution by setting out the process of intergovernmental consultation in enacting the Division of Revenue Bill. It establishes the Budget Council and Budget Forum - the consultative intergovernmental forums for the budget process. Sections 9 and 10(4) of the Act set out the consultation process to be followed with the Financial and Fiscal Commission (FFC), including the process of considering recommendations made with regard to the equitable division of nationally raised revenues.

Section 10(5) of the Act requires that the Division of Revenue Bill, when introduced to Parliament, be accompanied by an explanatory memorandum detailing how the Bill takes account of the matters listed in Section 214(2)(a) to (j) of the Constitution, the Government’s response to any recommendations of the Financial and Fiscal Commission (FFC), and any assumptions and formulae used in arriving at the respective divisions among provinces and municipalities.

This explanatory memorandum to the 2004 Division of Revenue Bill fulfils the requirement set out in Section 10(5) of the Intergovernmental Fiscal Relations Act, 1997 (Act No 97 of 1997), and goes beyond the requirements of both this Act and the Constitution by including the division of all local government grants by municipality for the next three years thus providing certainty and predictability to the local sphere of government.

The explanatory memorandum contains six parts. Part 1 is a summary of how the Bill and the division of revenue take account of Section 214(2)(a) to (j) of the Constitution. Part 2 sets out how the FFC’s recommendations on the 2004 division of revenue have been taken into account. Part 3 outlines the fiscal framework that informs the division of resources between the three spheres of government. Part 4 explains the underlying formula and criteria for the division of the provincial equitable share and conditional grants among provinces. Part 5 sets out the formula and criteria for the division of the local government equitable share and conditional grants between municipalities. Part six provides a brief analysis of the total allocations to provinces and municipalities, and concludes by raising issues for consideration for the 2005 division of revenue.

This explanatory memorandum must be read with the Division of Revenue Bill. The Division of Revenue Bill and its underlying allocations are the culmination of extensive consultation processes between the three spheres of government. The Budget Council deliberated on the matters discussed in this memorandum at its annual Lekgotla from 1 to 4 October 2003, and meetings of 6 June and 5 August 2003. The approach to local government allocations were discussed with organised local government at several technical meetings with the South African Local Government Association (SALGA) and provincial associations, culminating in a meeting of the Budget Forum (Budget Council plus SALGA) on 16 October 2003. The Ministers’ Committee on

2004 Budget Review

the Budget (which also consulted MECs for Finance on social sector budgets) forwarded its recommendations on the division of revenue to Cabinet for consideration. An Extended Cabinet meeting, involving Cabinet Ministers, Premiers of provinces and the chairperson of SALGA, was held on 22 October 2003 and agreed on the final budget priorities and the division of revenue over the next three years.

Part 1: Taking account of factors set out in the Constitution

Section 214(2) of the Constitution requires that the annual Division of Revenue Act only be enacted after taking account of the factors in sub-section 214(2) (a) to (j) of the Constitution. These include national interest, provision for debt, national government needs and emergencies, the need to ensure that provinces are in a position to provide constitutionally mandated services, developmental and other needs of provinces and local government, fiscal capacity and efficiency of the provincial and local spheres, reduction of economic disparities, and promotion of stability and predictability.

The factors taken into account for the 2004 division of revenue have been informed by the Growth and Development Summit (GDS) and the ten-year review (“Towards a Ten Year Review”) published for discussion by the Policy Co-ordination and Advisory Services Unit in the Presidency (PCAS). The 2004 MTEF has a renewed focus on strengthening investment and job creation, reducing poverty and supporting vulnerable groups, education and skills development, creating sustainable communities, and enhancing service delivery. This focus is in line with the ten-year review, which promotes four key ideas for the next ten years:

•	A Framework of encompassing interest – a social compact

•	Improving the performance of the state

•	Addressing the consequences of the social transition

•	Improving regional environment and implement NEPAD.

The 2004 Budget Review sets out in detail how the constitutional issues and the ten-year review are taken into account for the 2004 division of revenue. It focuses on the economic and fiscal policy considerations, revenue issues, debt and financing considerations and expenditure plans of government, and aspects of provincial and local government financing, are discussed in chapters 6 and 7. Readers are thus advised to read this annexure with the 2004 Budget Review. One of the key challenges facing all delivery programmes is to address the problems of the ‘second economy’, deal with issue of income poverty, unemployment and social exclusion. These issues are addressed through the Expanded Public Works Programme, expansion of the social safety net by extending Child Support Grant up to the age of 14 years, skills development, agricultural support for land redistribution programmes, and various other policy initiatives as outlined in the 2004 Budget Review. Below is a summary of the Constitutional principles that informed the division of revenue.

National interest and the division of resources

A stable macroeconomic environment, strong economic growth, reduced income poverty, eradicating social exclusion, developing a sense of belonging among our citizens, low unemployment, reduced crime, addressing HIV and Aids and an efficient public service contribute to higher standards of living for all South Africans. Since programmes to meet these goals cut across all three spheres of government, and often across departments, they are most appropriately co-ordinated by national government. Broad-based programmes in the national interest introduced by Government over the first decade of democracy include the prioritisation of the social sectors (education, health and social welfare), expansion of the social safety net, nutrition (including food

Annexure E: Explanatory memorandum to the division of revenue security), housing, sustainable infrastructure development (at provincial and municipal level) and rural development.

Provision for debt costs

The total resources shared between the three spheres of government include the proceeds of borrowing by national government. The bulk of that borrowing is in the form of savings of South African citizens. The remainder is in foreign savings. In recognition of Government’s obligation to repay those citizens and to protect the capacity to borrow at the lowest rates, the costs of servicing debt are met before resources are shared. Most of this borrowing went into financing Government programmes across the three spheres of government. With inflation being within the target range of 3-6 per cent, debt service costs have stabilised releasing more resources for non-ineterst spending. The continuous commitment to fiscal discipline will contribute to lower debt service costs in the future. Chapter 5 in the 2004 Budget Review deals with financing the budget deficit and debt service costs.

National Government needs and interests

The Constitution assigns exclusive and concurrent powers and functions to each sphere of government. The national government is exclusively responsible for those functions that transcend provincial boundaries and serve national interest, including protection services, economic services and foreign affairs. Key priorities on the national budget are the strengthening of the integrated justice sector, infrastructure development and rehabilitation, employment creation and programmes to alleviate poverty. The national sphere is also responsible for meeting the contractual and statutory commitments of the state and for providing transversal systems of governance, including tax administration and financial information systems. National government is responsible for policy development, regulation and monitoring of functions shared with provincial and local government.

Provincial and local government basic services

Sub-national governments have significant autonomy to allocate resources to meet basic needs and respond to provincial and local priorities. The division of revenue provides equitable share increases to provinces and local government to give effect to government’s commitment in progressively meeting basic needs. This year’s division of revenue aims to further strengthen social service delivery, including scaling up HIV and Aids treatment programmes, further take up of the Child Support grant, agriculture support to farmers emerging from the land reform programme, accelerated rollout of free basic electricity, water and sanitation to poor households. To improve access to free basic services and deal with backlogs in basic municipal infrastructure, all funding for municipal infrastructure have been consolidated into the Municipal Infrastructure Grant (MIG).

Fiscal capacity and efficiency

The Constitution assigns the primary revenue-raising powers to the national sphere. Despite the promulgation of the Provincial Tax Regulation Process Act (No. 53 of 2001), provinces still have limited revenue-raising capacity relative to the resources required to deliver provincial functions that do not lend themselves to self-funding or cost recovery. To compensate for this, provinces receive the largest share of nationally raised revenue. Local governments finance most of their expenditure through property rates, user charges and fees. It is recognised, however, that rural municipalities raise significantly less revenue than the urban metro municipalities.

The implementation of the Public Finance Management Act (No. 1 of 1999), has improved the fiscal efficiency of provincial governments, and the Municipal Finance Management Act (No 56 of

2004 Budget Review

2003) is expected to do the same for municipalities over the next few years. Fiscal efficiency indicators are still being developed, as budget and expenditure classifications are standardised to allow for comparisons between various governments. Once more accurate data on these indicators become available, it will be possible to take more explicit account of these in the determination of the division of revenue.

Developmental needs

South Africa has strong features of a developing country, and needs to take active steps to ameliorate the worst effects of apartheid as the foundation for a competitive economy are built. The commitments of the Growth and Development Summit (GDS) represent a significant step to ensuring that social and economic deficits are addressed over the next ten years. In order to deal with the development needs of provinces and municipalities, changes are considered in the equitable share formulae for provincial and local government and in specific conditional grants. In particular, the various infrastructure grants and growing capital budgets aim to boost economic and rural development of provinces and municipalities. Government’s Integrated Sustainable Rural Development Strategy (ISRDS) and Urban Renewal Programme (URP) forms part of its strategy of promoting balanced development. Developmental needs are taken into account in the vertical division of revenue, which explains the growth in the provincial and local government shares of nationally raised revenue, and in the horizontal division within each sphere, through the formulae used for dividing the grants among municipalities and provinces.

Economic disparities

Economic disparities exist between and within provinces and municipalities. The equitable share formulae recognise that provinces and municipalities have different demographic and economic profiles and markedly different levels of economic development. The equitable share formulae are redistributive. In particular, Government has increased allocations to invest in economic infrastructure like roads, and social infrastructure like schools, hospitals and clinics, in order to stimulate economic development and job creation. The prioritisation of nodal areas in the allocation of local government grants seeks to address disparities among municipalities.

Obligations in terms of national legislation

While the Constitution confers significant autonomy on provincial governments to determine provincial priorities within a national policy framework and allocate provincial budgets, national government retains responsibility for policy development and for monitoring implementation within concurrent functions. Although the equitable share allocations and other transfers allow provinces and local government discretion, national policies create mandates that are accommodated. The budget process allows for these national policies, and norms and standards to be incorporated into sub-national budgets.

Conditional grants also provide funding for national priorities that are implemented by provincial or local government. These include grants for housing and integrated nutrition.

The 2003 session of Parliament has considered significant national legislation like the National Health Bill, Social Assistance Bill and Social Security Agency Bill . These bills, once enacted, will have an impact on future obligations on the provincial and local spheres of government. Given that they are still in the process of being enacted or implemented, such impact will only be fully taken into account for the 2005 MTEF, once the responsible sectors have presented specific proposals.

Annexure E: Explanatory memorandum to the division of revenue

Predictability and stability

Government has resolved that the equitable shares for a given year will be based on estimates of nationally raised revenues, as announced in the Budget. Provincial and local government equitable share allocations are based on projections of revenue to be raised nationally. These allocations are protected. In the event that nationally raised revenue falls short of the estimates, the equitable share will not be adjusted downwards. All conditional grants to be allocated to provinces and local government are allocated on a three-year term to enable the two spheres to undertake forward planning of programmes funded through these grants. The Bill also requires provincial governments to publish all their grants to local government per municipality.

Furthermore, the Division of Revenue Bill specifies that all allocations must be transferred according to a payment schedule. Thus, at the beginning of the financial year, provinces and local governments are assured of the resources they will receive and know the dates on which the allocations will be transferred. Any amendments to the payment schedule require a fair and transparent process. The Bill also enables provincial and local government to account for all transfers from the national government. Greater certainty of revenues improves the quality of budget planning and expenditure projections in all spheres of government.

Need for flexibility in responding to emergencies

When Government introduced multi-year rolling budgets six years ago, it also introduced the concept of a contingency reserve. Government has flexibility to respond to emergencies or other needs through a contingency reserve that provides a cushion for “unforeseeable and unavoidable” expenditure. Sections 16 and 25 of the Public Finance Management Act make specific provision in relation to allocation of funds to deal with emergency situations while section 30(7) deals with adjustment allocations in respect of unforeseeable and unavoidable expenditure. For example, the impact of the drought has been taken into account in this way in 2003/04, as a further R250 million was allocated over and above the R250 million made available during the adjustments budget. Given expectations that the drought will persist into 2004/05, the contingency reserve is adjusted upwards for the 2004 MTEF.

Part 2: Response to the Financial and Fiscal Commission
recommendations

Section 214 of the Constitution and Section 9 of the Intergovernmental Fiscal Relations Act (Act 97 of 1997) requires the Financial and Fiscal Commission (FFC) to make recommendations in April every year on the division of revenue for the coming budget. The FFC complied with this obligation by tabling its submission entitled “Towards a Review of the Intergovernmental Fiscal Relations System” for the 2004-2007 MTEF in Parliament in April 2003. The Constitution and section 10 of the Intergovernmental Fiscal Relations Act also requires national government to take account of these recommendations of the FFC when determining the division of revenue between the three spheres of government. This part of the explanatory memorandum sets out the response of the national government to these recommendations.

The FFC recommendations focus on two sets of issues. The first set of recommendations deals with the division of revenue for each sphere of government. The main issue for the national sphere is the financing of HIV and Aids. Regarding provinces, the recommendations centre on the various components or elements of the provincial equitable share formula, and the location of funding for social security grants and the measurement of fiscal capacity. On local government, the recommendations focus on the funding of institutional capacity - the I component, and call for an evaluation of funding of rural and urban nodes, and propose a differentiated approach to municipalities. Government responds to this set of recommendations in detail.

2004 Budget Review

The second set reviews the intergovernmental fiscal relations system in South Africa, and covers expenditure assignment, performance measurement, poverty targeting and the provision of constitutionally mandated basic service. Given that these proposals are general proposals and not directly related to the 2004 division of revenue, Government responds to these in less detail.

In examining Government’s response to the FFC recommendations, it should be noted that Government accepted last year the need for a comprehensive review of the fiscal framework for provinces and municipalities. It was hoped that the review would have been completed for the 2004 Budget, but this has not been possible for a number of reasons, including the need to fully incorporate the results of Census 2001, and the impact of shifting the social grant function from provinces to national and restructuring the electricity distribution industry. The restructuring and shifting of functions will have significant fiscal implications for provincial and local government budgets. It is hoped that the comprehensive review will be completed in time for the 2005 Budget. The review will examine the formulae for the equitable share and conditional grants for provincial and local government spheres, as well as their taxation and borrowing powers, and ensure that these are consistent with their expenditure functions. Many of the more significant proposals of the FFC will be considered as part of the review.

FFC recommendations on provinces

FFC proposals on HIV and Aids funding and health conditional grants

The FFC makes three proposals to accelerate the implementation of HIV and Aids as priority programmes. Firstly, it proposes that current national programmes directed at the procurement of condoms, awareness campaigns and specific research efforts should be retained and strengthened. Secondly, it proposes that social spending outcomes resulting from the increases in the equitable share targeted at HIV and Aids programmes be evaluated to establish their effectiveness. Lastly, it proposes that all existing health conditional grants be reviewed with a view to converting them into a more efficient conditional grant mechanism with a clear and coordinated policy framework to be established at the national level.

Government’s response

Government’s current approach to the funding of HIV and Aids programmes is largely in line with the FFC proposals. The proposed continuation of current programmes funded through earmarked grants is supported by Government, especially where these programmes are demonstrating a high degree of effectiveness, and also because this appears to be an appropriate way to fund such programmes at this stage. Additional allocations to the HIV and Aids grant in health are consistent with this approach.

Whilst the reviewing of current HIV and Aids conditional grants for effectiveness and co-ordination is always welcome, it is not clear at this stage how these grants would be consolidated into a single efficient conditional grant mechanism, given the expected outcomes of the current conditional grants, especially at a stage where the national policy framework on HIV and Aids is relatively new. However, this proposal will be explored as part of the comprehensive review of the provincial fiscal framework.

It is also difficult to evaluate the impact of current spending on HIV and Aids financed through the equitable share for a number of reasons. One of the reasons for national government increasing the equitable share allocation to provinces for the 2003 MTEF was to expand HIV and Aids programmes. However, it is not always possible to separate all costs associated with HIV and Aids from other costs (for example, costs within hospital programmes). Secondly, because the additional funds currently complement existing programmes, they are likely to have a higher impact in provinces where the programmes were already running effectively with the necessary

Annexure E: Explanatory memorandum to the division of revenue infrastructure. In trying to understand the efficacy and effectiveness of HIV and Aids programmes, it is perhaps more appropriate to consider a comprehensive approach that takes account of what is currently being done, and propose appropriate responses from a policy and funding perspective.

The FFC also reviews the health conditional grants. It concludes that the National Tertiary Services grant ‘does not bear any direct relationship to the removal of the spillover problem’ 1 nor does it appear to have been costed appropriately. Further, the Health Professional Training and Development Grant is ‘incorrectly specified’ and ‘overcosted’ as medical students ‘only cost the public hospital budget an additional R142 million a year’. While agreeing with certain aspects of the FFC’s observation and the view that the health grants need to be reviewed, Government believes this should be done with the overall review for the 2005 MTEF. National government has resolved that the Departments of Health, Education and National Treasury undertake a comprehensive review of the funding of academic hospitals, and its link to the Tertiary Services grant. Such a review must also inform Government on the long-term vision for such hospitals and for tertiary services, their distribution between provinces, the restructuring required to effect such transformation, and the link to the financing of academic hospitals and university medical faculties. The review will also inform the future appropriateness of the equitable share formula and conditional grants, with a view to rationalising the number and size of health conditional grants, and the distribution formulae for any grants recommended through the review. The health sector will also finalise the Modernisation of Tertiary Services Project, which is examining a ten-year framework for future provision of highly specialised services. The outcome of these two projects will inform Government’s approach to future funding of tertiary services from 2005 onwards.

In terms of the FFC proposal regarding the Integrated Nutrition Programme, Government has already taken steps to shift the Primary School Nutrition Programme (PSNP) component of the Integrated Nutrition Programme (INP) to the education sector. The remaining part of the INP grant is to be phased out in 2005/06.

FFCs proposals on the education component of provincial equitable share formula

The FFC proposes that the formula used to allocate the education component of the equitable share be revised to phase out the double weighting of ‘school age’ children. It argues that the double weighting penalises poorer provinces with the largest number of “out of age” learners. It further reiterates its proposal that the formula used to allocate the education component of the provincial equitable share formula be adjusted to incorporate the reception year (Grade R). In addition, the provincial allocation of funds should be based on a poverty-weighted count of the number of children aged five and six in each province.

The FFC further recommends that Government establish a conditional grant programme for the financing of education programmes for improving adult literacy and numeracy.

Government’s response

Government notes that the 2002 enrolment figures and the Census 2001 show that the out-of-age enrolment problem is no longer significant. However, the trends in enrolment are not stable in some provinces, raising questions about their accuracy. This makes the school-age cohort variable a ‘stabiliser’ within the education component. Therefore the current elements and weightings will be retained for the 2004 Budget, but examined as part of the review for the 2005 Budget.

[1] See page 66 of the FFC submission on the Medium-Term Expenditure Framework 2004-2007: “Towards a Review of the Intergovernmental Fiscal Relations System”

2004 Budget Review

The Early Childhood Development (ECD) grant is phased out, and the education component in the equitable share formula has been expanded for the 2004 Budget to cover grade R by adjusting the age cohort to 5 – 17.

The funding of ABET is more difficult as it is not known beforehand what the likely uptake of the programme will be for purposes of determining allocations. This matter will be explored as part of the review of the equitable share formula.

FFCs proposals on the health component of provincial equitable share formula

The FFC proposes that provincial population growth rates be incorporated into the health care component of the provincial equitable share formula. It also proposes that the age and gender variation in the population be taken into account when determining the relative need for health services. An acceptable index should be constructed making use of international and domestic data. It further proposes that the current weighting of total medical scheme populations be reviewed and that the data used be based annually on the best available estimate, which could entail combining the latest October Household Survey information, averaged for a reasonable number of years.

Government’s response

The updating of population data regularly has not been possible in the past because of the lack of reliable estimates per province, and the absence of data on interprovincial migration trends. It is unclear at this stage whether such information will be available and more reliable over the next few years. If such information were to be available it would be used.

The proposal to replace the current medical aid versus non-medical aid utilisation rates with alternative utilisation rates is being explored. However, reliable information on such utilisation rates is not readily available. The information from the Registrar of Medical Aid Schemes has also been considered, but their information does not contain provincial breakdowns on medical aid membership. It is therefore not possible to implement these proposals at this stage.

FFCs proposals on social development component of provincial equitable share formula

•	The FFC reiterates its proposal that social security grants be budgeted for and funded at a national level to avoid the crowding out of the other provincial service delivery mandates. It further proposes that

•	Populations of grant recipients in the current system should more closely reflect the actual take-up of the three grants in the provinces

•	The overall allocation to welfare in the current system be revised to reflect more accurately the share of aggregate provincial spending on social development

•	The allocation to welfare in the provincial equitable share formula distinguishes between social security grants and welfare services, and assigns amounts to each. The allocation for welfare services could be based on an indicator such as the proportion of the population below a predetermined poverty level

•	Consideration be given to the ways in which the existing top-down methodology for allocating the social development share among provinces can be revised so that it more closely reflects the relative needs of the provinces.

Annexure E: Explanatory memorandum to the division of revenue

Government’s response

The FFC proposals regarding this component should be viewed against the significant developments relating to the social development function, which are already being implemented by government, because they respond to some of the concerns raised by the FFC.

Two bills on the establishment of a National Social Security Agency (South African National Social Security Bill and amendments to the Social Assistance Act) have already being tabled in Parliament, to facilitate the shifting of social security payments to the national sphere.

Government is also concerned at the rate at which increases in social grant spending continue to apply significant pressure on provincial budgets, and on other provincial functions like education and health, in particular. The FFC proposal to raise weighting for social security grants (or even social development) in the provincial equitable share formula will not resolve the problem of social security expenditure squeezing out other provincial functions.

FFCs overall proposals on the provincial equitable share formula

The FFC proposes that the shares of the different components in the formula should ultimately be determined according to explicit policy guidelines based on minimum norms and standards.

Government’s response

These proposals are quite similar to the costed-norms proposal presented by the FFC in previous years. The previous response of the national government remains relevant in this respect. For instance, Government took a very clear view (refer to pages 231-235 in Annexure E in the 2001 Budget Review) on why it could not adopt a costed norms approach when it was initially proposed for both technical reasons and due to its irreconcilability with certain principles underpinning the intergovernmental system. Instead of a tool for allocations, Government encouraged the use of a costed norm model as a tool for analysing expenditure. This viewpoint is still held by Government.

However, with regard to specific proposals on the formula as a whole or its components, the national government believes this should be done as part of the review of the equitable share formula for the 2005 Budget process, taking into account the results of Census 2001. Government will consider specific proposals from the FFC on the formula during this review process.

Local government proposals

FFC’s proposals on local government revenue capacity and the equitable share formula

The FFC proposes a number of issues that must be dealt with in respect to the local government equitable share formula, including:

•	Establishing the role of municipalities in areas such as health care, economic development and the provision of free basic services

•	Studying the structure of actual and potential revenues, considering the new demarcation and restructuring of electricity and water

•	Exploring the relationship between conditional grants and the equitable share formula.

Government’s response

Government supports the FFC proposals and recognises the need for a comprehensive review of the local government fiscal framework. This review, which covers the equitable share and

2004 Budget Review

conditional grants, as well as other taxes and levies in addition to property rates is currently under way, and it is hoped that these will be finalised in time for the 2005 Budget. Government agreed last year that this review is necessary in the light of the 2000 demarcation, 2003 shifting of functions between district and local municipalities, and impending restructuring of electricity.

To the extent that Government had to clarify the functions of municipalities, it gazetted (Government Gazette No. 24228) on 3 January 2003, the functions of category B and C municipalities, including different roles of municipalities in performing functions like health, economic development and provision of other services.

FFC’s proposals on municipal institutional capacity

The FFC proposes that the Institutional (I) element of the local government equitable share formula and capacity-building conditional grants to municipalities be assessed to ensure that it reflects the capacity needs of municipalities. In addition, it points out that the allocations of the I- Grant to district municipalities are determined by the same formula used to allocate the I-Grant to local municipalities, which suggests absence of targeting of the I-Grants to district municipalities according to size or economic condition.

Government’s response

Government agrees that both the institutional element and capacity-building grants be assessed, but believes that this should be part of the review of the local government fiscal framework for the 2005 Budget. Government is also mindful of the differences between district and local municipalities, and the need for the local government equitable share formula to take account of the specific functions performed by them. However, since these functions differ for different district and local municipalities, more detailed criteria are required for all the components of the equitable share transfer.

With regard to capacity-building conditional grants, steps are being taken in 2003/04 to limit the size of conditional grants, and ensure that all such grants are transferred directly to municipalities, so that their efficacy is increased. Capacity building grants will increasingly be assessed in terms of outputs and outcomes.

FFC’s proposals on financing development nodes

The FFC proposes an explicit policy to target funds to the development nodes. In this regard it proposes that:

•	The effectiveness of the Integrated Sustainable Rural Development Strategy (ISRDS) and Urban Renewal Programme (URP) be carefully evaluated. This should include the collection of data on development indicators within nodes, so as to inform nodal policy development and implementation.

•	Funding for the urban and rural development nodes should not come from the local government equitable share allocation.

Government’s response

Government believes that the FFC is raising valid issues on evaluating the ISRDS and URP programmes, and whether they are best funded through the equitable share, as the equitable share is designed to treat municipalities uniformly, taking account of basic needs and assigned functions. However, it must be recognised that current equitable share transfers still fund many transitional programmes, particularly where municipalities lack capacity to implement basic services like water to poor rural households. For the medium- to long-term, government supports the approach

Annexure E: Explanatory memorandum to the division of revenue of the FFC on the equitable share grant, but believes that transitional funding arrangements are necessary and can only be phased-out over a few years. Government will consider the case for funding developmental nodes for ISRDS and URP from the national share, as part of comprehensive review of the local government framework for the 2005 Budget.

Government also agrees that all these programmes be continuously evaluated through performance and development indicators. Current reporting on these programmes focuses on process and management outputs, rather than on performance or specific projects.

FFC’s proposals on the differentiated approach to municipalities

The FFC proposes that consideration should be given to developing a differentiated approach to municipalities in areas such as borrowing, revenue sources, and municipal service partnerships.

Government’s response

Current pieces of legislation such as the Municipal Finance Management Act (No 56 of 2003) and the Municipal Systems Act (No 32 of 2000) already provide for a differentiated approach to municipalities based on predetermined criteria.

Government is considering developing differentiated (and asymmetric) approaches to municipalities based on capacity. However, as the FFC points out, it is difficult to develop one system of classification that could be used for a variety of purposes. The ‘application of different classification systems to suit different needs’2 will require each sector to develop such systems (e.g. for water services, electricity), but will also need to ensure that such systems are compatible with the intergovernmental fiscal system. The problem is complicated by the fact that the weakest capacitated municipalities are invariably unable to provide good quality information, on their challenges and performance.

FFC recommendations on intergovernmental system

The bulk of the FFC’s proposals on the intergovernmental system are largely work-in-progress research, and are intended for implementation in the medium to long term. These proposals are a welcome contribution towards assessing the intergovernmental fiscal system for the first decade of democracy, and to propose improvements for the next decade. The proposals relate to expenditure assignment, costed-norms, constitutionally-mandated services, performance management, funding instruments for poverty-alleviation programmes, and building institutional capacity.

Government’s response

These proposals on the intergovernmental system are separate from the division of revenue proposals, and are for wider debate and discussion, so the national government response should be seen as its first response to this discussion, which should be further debated in Parliament and all legislatures as part of the ten-year review process.

Government supports the FFC in seeking greater certainty with regard to what functions each sphere of government are expected to perform as this is necessary for any system where tax and budget powers are divided between different spheres of government, and for the division of revenue process. However, the expenditure assignment process is complex requiring co-operation between spheres of government. This is particularly the case in South Africa, as most delivery-type functions are shared between spheres of government. The only purely exclusive functions are

[2] See page 108 of the FFC submission on the Medium-Term Expenditure Framework 2004-2007: “Towards a Review of the Intergovernmental Fiscal Relations System”

2004 Budget Review

often national functions like defence or foreign affairs. Most other functions (both concurrent Schedule 4 and exclusive Schedule 5 functions in terms of the Constitution) are almost always shared in terms of policy-making, planning and budgeting. This is the case for school education, health services, social development, housing, roads, public transport, water, electricity and agriculture. The exact assignment of such functions requires more discussion in sectoral intergovernmental forums like MinMECs, as invariably, these have budgetary implications and involve tradeoffs with other sectors. To this extent, it is important that the implementation of basic delivery responsibilities for key service functions is clearly determined between spheres of government.

The FFC proposals also focus on the funding of poverty-alleviation programmes. Government undertook a review of these programmes and has decided to phase most of them into the equitable share or into the infrastructure grants. With regard to water provision and housing, national government notes that it is much more difficult to determine how functions are to be shared between local and other spheres of government, as capacity of various municipalities differs and may require asymmetric approaches. However, government accepts that water provision with regard to domestic consumption is largely a local function, and for this reason is transferring water schemes from the national government to municipalities. Financing mechanisms are adjusted accordingly. The issue of housing is more complex, as the Constitution makes it a concurrent national/provincial function, but not a local function. Housing legislation does, however, allow for municipalities to be accredited in order to perform the housing function, but progress in this regard has been slow. Government will review these specific functions to the extent that greater certainty and clarity is required.

The FFC proposals also focus on the re-assignment of social grants. Government already accepts this proposal, and legislation to this effect is before Parliament. The legislation sets up a National Social Security Agency to administer social grants. It is not clear at this stage how such an agency can be made accountable to both national and provincial governments as proposed by the FFC. It will take a number of years to implement the new legislation after it is enacted.

The FFC proposal on constitutionally mandated basic services is noted. It is worth noting that both the vertical division of revenue and provincial and local government formulae are predicated on the premise that each sphere should have sufficient funds to perform the functions assigned to it by the Constitution. Further, where possible and to the extent that data are available, the equitable share and conditional grant formulae take explicit account of certain basic services.

The FFC proposals also make suggestions on policy, delivery and financial output indicators. The issue of performance, accountability and co-ordination is a major priority for national government. These objectives are given effect in legislation like the Public Finance Management Act (PFMA), the Municipal Systems Act and the Municipal Finance Management Act (MFMA), which focus on outputs, outcomes and performance. Government has also taken a number of other steps such as designing performance measures and targets, and implementing performance agreements to improve the system of accountability. These measures are designed to ensure that resources are used efficiently, in order to encourage each government to deliver services efficiency, and reduce wastage and inefficiency. Government has progressed to developing measures for each major concurrent sector, for education, health, social development, housing, roads and public works. The challenge facing each sector is to develop appropriate measures, using the current system of strategic and performance plans, budget documents and annual reports.

Annexure E: Explanatory memorandum to the division of revenue

Part 3: Fiscal Framework for 2004 MTEF

Fiscal framework

Table E1 presents medium-term macroeconomic forecasts for the 2004 Budget. It sets out the growth assumptions, fiscal projections and policy targets on which the fiscal framework is based.

Table E1 Medium-term macroeconomic assumptions, 2003/04 – 2006/07

	2003/04		2004/05		2005/06		2006/07

	2003	2004	2003	2004	2003	2004	2004
R billion	Budget	Budget	Budget	Budget	Budget	Budget	Budget

Gross domestic product	1 234,6	1 223,2	1 344,3	1 331,8	1 466,6	1 455,6	1 592,6
Real GDP growth	3,4%	1,6%	3,8%	3,3%	4,0%	3,6%	4,0%
GDP inflation	6,6%	4,7%	4,9%	5,4%	4,9%	5,5%	5,2%
National Budget Framework
Revenue	304,5	300,3	331,0	327,0	361,2	360,3	394,0
Percentage of GDP	24,7%	24,6%	24,6%	24,6%	24,6%	24,7%	24,7%
Expenditure	334,0	331,7	363,3	368,9	395,6	404,7	439,1
Percentage of GDP	27,1%	27,1%	27,0%	27,7%	27,0%	27,8%	27,6%
Budget deficit	-29,5	-31,4	-32,4	-41,9	-34,4	-44,4	-45,1
Percentage of GDP	-2,4%	-2,6%	-2,4%	-3,1%	-2,3%	-3,0%	-2,8%

Table E2 sets out the impact of these policy decisions on the division of revenue. Before resources can be divided, provision must be made for national commitments such as debt service costs and a contingency reserve. Debt service obligations of R50,4 billion, R53,9 billion and R57,9 billion are projected for the three MTEF years, and a contingency reserve amount of R2,5 billion, R4,0 billion and R8 billion is set aside. Once these allocations are deducted, the total allocated to be shared between the three spheres amounts to R315,9 billion, R346,7 billion and R373,1 billion over the three MTEF years. This pool of revenue is divided between national, provincial and local spheres.

Table E2 Division of revenue between spheres of government, 2000/01 – 2006/07

	2000/01	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07
R million	Outcome	Outcome	Outcome	Revised	Medium-term estimates

National departments	73 178	87 705	99 091	110 494	120 597	131 047	139 677
Provinces	108 899	121 099	136 925	161 476	181 130	199 704	216 344
Equitable share	98 398	107 460	123 457	144 743	159 971	173 852	186 392
Conditional grants	10 501	13 638	13 468	16 733	21 158	25 853	29 953
Local government	5 536	6 520	8 706	12 390	14 245	15 916	17 091
Equitable share	2 415	3 184	4 187	6 350	7 678	8 643	9 365
Conditional grants	3 121	3 336	4 519	6 039	6 568	7 272	7 726

Non-interest allocations	187 613	215 324	244 721	284 359	315 972	346 667	373 112
Percentage increase	10,1%	14,8%	13,7%	16,2%	11,1%	9,7%	7,6%

State debt cost	46 321	47 581	46 808	47 326	50 432	53 986	57 945
Contingency reserve	—	—	—	—	2 500	4 000	8 000

Main budget expenditure	233 934	262 905	291 529	331 685	368 904	404 653	439 057
Percentage increase	8,9%	12,4%	10,9%	13,8%	11,2%	9,7%	8,5%

Percentage shares
National departments	39,0%	40,7%	40,5%	38,9%	38,2%	37,8%	37,4%
Provinces	58,0%	56,2%	56,0%	56,8%	57,3%	57,6%	58,0%
Local government	3,0%	3,0%	3,6%	4,4%	4,5%	4,6%	4,6%

The revised fiscal framework aims at further strengthening social service delivery, including:

•	Scaling up of HIV and Aids treatment programmes through the roll out of antiretroviral drugs alongside current prevention measures

2004 Budget Review

•	A renewed focus on employment creation through an Expanded Public Works Programme and a series of interventions to strengthen the skills base and empower communities

•	Support for provincial economic development programmes with high potential for creating employment opportunities, with specific focus on enabling provinces to scale up farmer support programmes to land reform programme beneficiaries

•	Extending social assistance through enhanced income support to the poor (including completion of the take up of 11, 12 and 13 year old children) and improvements in the social grant payment system

•	Enhanced spending on education programmes, specifically relating to the rollout of the Early Childhood Development Programme, and other inputs needed to further strengthen the quality of school education especially in poor communities

•	Accelerate the rollout of free basic electricity, water, refuse removal and sanitation to poor households and investment in municipal infrastructure to create sustainable local communities

•	Consolidate local government financial management and budget reforms as envisaged in the Municipal Finance Management Act (No. 56 of 2003)

•	Expanded capacity in the safety and security sector in support of the sector policing strategy and the establishment of a new Protection and Security Services Division

•	Taking core administrative services to citizens, particularly in rural areas where access is limited

•	Supporting South Africa’s ongoing commitment to actively promote peace in Africa and support regional trade and development.

The new priorities, and expansions of previous year’s programmes, are accommodated through reprioritisation and growth in the resource envelope. Cabinet determines the division of revenue between spheres of Government using the previous year’s baseline division as a point of departure and taking account of ongoing commitments, current and new policy priorities, and the FFC recommendations.

Both the shares for provincial and local government allocations increase significantly, with the provincial allocation increasing from 56,8 per cent to 58,0 per cent, and the local government allocation from 4,4 per cent in 2003/04 to 4,6 per cent in 2006/07. The share of national government decreases from 38,9 per cent in 2003/04 to 37,4 per cent in 2006/07. Over half of the additional resources are allocated to the provinces, in recognition of the challenges they face in delivering social services, building and maintaining economic infrastructure, employment creation, promoting rural development and coping with HIV and Aids. Local government, which must provide for free basic services and expand municipal infrastructure, gets a larger slice of additional revenue than its baseline proportion.

Table E3 reflects the additional resources available over last year’s baseline allocations, totalling R9,7 billion in 2004/05, R14,1 billion in 2005/06 and R20,6 billion over the new baseline for 2006/07. The additional funds are divided between the spheres depending on which sphere is responsible for the prioritised functions.

Table E3 Changes over baseline, 2004/05 – 2006/07

	2004/05	2005/06	2006/07[1]

National	3 248	4 951	6 023
Provincial	5 458	7 880	13 001
Local	1 000	1 300	1 600

Allocated expenditure	9 706	14 131	20 624

1.	The assumed baseline for 2006/07 is the 2005/06 baseline plus 6 per cent.

Table E4 sets out Schedule 1 of the Division of Revenue Bill that reflects the legal division of revenue between the three spheres. In this division, the national share includes all conditional

Annexure E: Explanatory memorandum to the division of revenue grants to the other two spheres in line with section 214(1) of the Constitution, and the provincial and local government allocations reflect their equitable shares only.

Table E4 Schedule 1 of the Division of Revenue Bill, 2004/05 – 2006/07

Sphere of government	Column A	Column B
	2004/05	Medium-term forward estimates
R million	Allocation	2005/06	2006/07

National [1,2]	201 255	222 158	243 301
Provincial	159 971	173 852	186 392
Local	7 678	8 643	9 365

Total	368 904	404 653	439 057

1.     National share includes conditional grants to provinces and local spheres, debt service cost and the contingency reserve.

2.     The direct charges for the provincial equitable share are netted out.

Nationally-raised revenue is distributed between spheres in accordance with the Division of Revenue Act and the Constitution. The national equitable share is divided between national departments through an Appropriation Act. Provincial equitable shares are direct charges on the National Revenue Fund and flow directly into Provincial Revenue Funds, where provincial legislatures appropriate the funds to votes and their main divisions – in this instance, votes and programmes of provincial departments. Various local government allocations are appropriated on national votes, as the Constitution does not make them a direct charge on the National Revenue Fund. The local government equitable share is appropriated on the vote of the Department of Provincial and Local Government. The actual division of all grants (whether appropriated or a direct charge) between provinces or municipalities is in accordance with the Division of Revenue Act and this memorandum.

Part 4: Provincial Allocations

The Constitution entitles provinces to a share of nationally raised revenue. National transfers to provinces for 2004/05, comprise more than 97 per cent of provincial revenues, with provinces raising less than 3 per cent of their revenues from own sources. Of the funds that are transferred, 88,4 per cent is through the equitable share and the remaining 11,6 per cent grants flow as conditional grants. Table E5 shows all transfers to provinces for 2004/05.

2004 Budget Review

Table E5 Total transfers to provinces, 2004/05

	Equitable	Conditional	Total
R million	share	grants	transfers

Eastern Cape	26 990	3 138	30 129
Free State	10 551	1 613	12 164
Gauteng	24 547	4 461	29 008
KwaZulu-Natal	33 059	3 847	36 906
Limpopo	21 789	2 164	23 953
Mpumalanga	11 606	1 208	12 814
Northern Cape	3 839	573	4 412
North West	13 270	1 591	14 862
Western Cape	14 320	2 564	16 884

Total	159 971	21 158	181 130

Provincial equitable share

The provincial equitable share allocation is used to fund the bulk of public services rendered by provinces. It is divided between provinces on the basis of the provincial equitable share formula. The provincial equitable share is R159,9 billion in 2004/05, R173,9 billion in 2005/06 and R186,4 billion in 2006/07.

The equitable share formula

Updates of data in the equitable share formula are effected on an annual basis, depending on availability of official data. Government committed itself to a major review of the formula for the 2004 Budget. Though the review process has begun, the process could not be completed in time as new data from the Census 2001 and other data sources were published towards the end of the budget allocation process. Government agreed to retain the structure of the provincial equitable share formula for the 2004 Budget, but to update for Census 2001 and other data. The more wide-ranging review will apply to the 2005 Budget, and will cover aspects pertaining to the structure of the formula, weights of components and other economic development and poverty-related policy considerations. The review is also timed to coincide with the imminent change in the financing and administrative arrangements relating to the delivery of social security grants.

For the 2004 Budget, a number of data updates to the formula are effected. The education component is updated by replacing average enrolment data with 2000-2002 enrolment figures and by lowering the school age cohort to cover the 5 – 17 school age cohort (by using Census 2001 data) to take account of Early Childhood Development. The basic component, which uses population shares, is updated with 2001 Census data. The remuneration data currently used in the economic activity component is replaced with Gross Domestic Product by Region (GDP-R) data.

The equitable share formula comprises seven components or indices of relative demand for services between provinces and takes into account particular provincial circumstances. It considers, for example, infrastructure backlogs and poverty levels. The provincial equitable share formula consists of the following components:

•	An education share (41 per cent) based on the size of the school-age population (ages 5-17) and the average number of learners enrolled in public ordinary schools for the past three years

•	A health share (19 per cent) based on the proportion of the population with and without access to medical aid

•	A welfare component (18 per cent) based on the estimated number of people entitled to social security grants – the elderly, disabled and children – weighted by using a poverty index derived from the Income and Expenditure Survey

Annexure E: Explanatory memorandum to the division of revenue

•	A basic share (7 per cent) derived from each province’s share of the total population of the country

•	A backlog component (3 per cent) based on the distribution of capital needs as captured in the schools register of needs, the audit of hospital facilities and the distribution of the rural population

•	An economic output component (7 per cent) based on Gross Domestic Product by Region (GDP-R) data

•	An institutional component (5 per cent) divided equally among the provinces.

Table E6 shows the current structure and distribution of shares by component. The elements of the formula are neither indicative budgets nor guidelines as to how much should be spent on those functions. Rather, the components are weighted broadly in line with expenditure patterns to provide an indication of relative need for the purpose of allocating funds. Provincial Executive Committees have discretion regarding the departmental allocations for each function.

Table E6 Distributing the equitable share, percentages by province

			Social	Basic	Economic	Institu-		Target
	Education	Health	welfare	share	activity	tional	Backlog	shares

Weighting	41,0	19,0	18,0	7,0	7,0	5,0	3,0	100,0

Eastern Cape	17,3	17,0	19,6	14,4	8,1	11,1	20,7	16,6
Free State	6,0	6,5	7,1	6,0	5,4	11,1	5,6	6,5
Gauteng	13,6	14,7	13,9	19,7	33,4	11,1	5,0	15,3
KwaZulu-Natal	22,8	21,7	19,6	21,0	16,5	11,1	23,0	20,9
Limpopo	15,0	13,3	13,7	11,8	6,6	11,1	22,9	13,7
Mpumalanga	7,6	7,2	6,5	7,0	6,9	11,1	8,5	7,4
Northern Cape	1,7	2,0	2,2	1,8	2,0	11,1	1,3	2,3
North West	7,8	8,6	8,7	8,2	6,7	11,1	9,5	8,3
Western Cape	8,2	8,9	8,8	10,1	14,2	11,1	3,6	9,0

Total	100,0	100,0	100,0	100,0	100,0	100,0	100,0	100,0

The phasing-in of the formula

The formula has been updated for latest available data (Census 2001, school enrolment and GDP-R) and to ensure stability in provincial budgets, Government agreed to phase in the impact of these updates over three years, from 2004/05 to 2006/07. This is mainly to ensure that none of the provinces receive an allocation lower than was previously indicated in the baseline allocations. Table E7 shows the phasing.

Table E7 Phasing in the equitable share, 2003/04 – 2006/07

	2003/04	2004/05	2005/06	2006/07
Percentage	Base shares	3-year phasing

Phasing	Year 1	Year 2	Year 3	Year 4

Eastern Cape	17,0	16,9	16,7	16,6
Free State	6,6	6,6	6,5	6,5
Gauteng	15,4	15,3	15,3	15,3
KwaZulu-Natal	20,6	20,7	20,8	20,9
Limpopo	13,6	13,6	13,6	13,7
Mpumalanga	7,2	7,3	7,3	7,4
Northern Cape	2,4	2,4	2,4	2,3
North West	8,3	8,3	8,3	8,3
Western Cape	8,9	9,0	9,0	9,0

Total	100,0	100,0	100,0	100,0

2004 Budget Review

Education component

The education component targets primary and secondary schooling, which accounts for roughly 80 per cent of provincial education spending. For 2004, Government has decided to retain the weightings in the 2003 Budget. Both the school-age population and enrolment numbers are used to reflect the relative demand for education services. The school-age cohort, ages 5-17, is double weighted, reflecting Government’s desire to eliminate out-of-age enrolment while the average school enrolment data for 2000-2002 are single weighted. Table E8 shows the weighted target shares for the 2004 MTEF after updating the education component for new data.

Table E8 Calculation of education component

	2003/04	2004 Medium-term estimates

				Weighted target
	Weighted share		School-age	share
Thousands	(%)	Enrolment	(5-17)	(%)

Weighting		1	2

Eastern Cape	18,4	2 083	2 219	17,3
Free State	6,3	729	760	6,0
Gauteng	12,6	1 577	1 786	13,6
KwaZulu-Natal	22,0	2 706	2 946	22,8
Limpopo	15,4	1 834	1 915	15,0
Mpumalanga	7,3	910	969	7,6
Northern Cape	1,9	198	222	1,7
North West	8,0	907	1 021	7,8
Western Cape	8,0	927	1 095	8,2

Total	100,0	11 870	12 933	100,0

Health component

The health component (table E9) addresses the need for provinces to deliver primary and secondary health care services. As all citizens are eligible for health services, the provincial shares of the total population form the basis for the health share. The formulation of the health component recognises that people without medical aid are more likely to use public health facilities, and are therefore weighted four times more than those with medical aid support. The proportions of the population with and without access to medical aid are taken from the 1995 October Household Survey and applied to the census figures. Although there have been October Household Surveys in subsequent years, these do not improve the quality of this information and the 1995 data have been retained.

Table E9 Calculation of health component

	With	Without	Weighted
Thousands	medical aid	medical aid	share (%)

Weighting	1	4

Eastern Cape	510	5 793	17,0
Free State	467	2 166	6,5
Gauteng	2 958	4 390	14,7
KwaZulu-Natal	1 103	7 314	21,7
Limpopo	376	4 554	13,3
Mpumalanga	392	2 409	7,2
Northern Cape	175	665	2,0
North West	457	2 897	8,6
Western Cape	1 127	2 830	8,9

Total	7 566	33 018	100,0

Annexure E: Explanatory memorandum to the division of revenue

Welfare component

The welfare component captures provinces’ responsibility for providing social security grants. The welfare component has two elements, the target population for the main social grants (‘all grants’ in Table E10) and the population in the lowest two quintiles of the income distribution (‘income adjustment’). The constituent parts reflect the target populations of social security payments, weighted by the distribution of expenditure for each type of grant. For example, the bulk of social security payments are old-age pensions. Means-testing of grants is reflected through an income adjustment based on the provincial share of the population in the lowest two quintiles of the income distribution. This information was drawn from the 1995 Income and Expenditure Survey.

Table E10 Calculation of the welfare component

					Income	Weighted
Percentage	Old age	Disability	Child care	All grants	adjustment	share

Weighting	65,0	25,0	10,0	75,0	25,0	100,0

Eastern Cape	19,1	15,5	17,4	18,0	24,3	19,6
Free State	6,2	6,5	5,7	6,2	9,6	7,1
Gauteng	15,7	18,1	14,3	16,2	7,2	13,9
KwaZulu-Natal	19,8	20,7	21,7	20,2	17,6	19,6
Limpopo	13,0	12,1	14,8	13,0	15,8	13,7
Mpumalanga	5,9	6,9	7,3	6,3	7,1	6,5
Northern Cape	2,1	2,1	2,0	2,1	2,6	2,2
North West	7,8	8,3	8,4	8,0	10,7	8,7
Western Cape	10,4	9,7	8,4	10,0	5,2	8,8

Total	100,0	100,0	100,0	100,0	100,0	100,0

One reason for the more comprehensive review for the 2005 Budget is the fact that the rapid take-up of social grants has resulted in a sharp increase in the share of social welfare expenditure. The share of social development averaged 24,7 per cent for the adjusted 2003/04 provincial budgets or 29,3 per cent of the total provincial equitable share, which is substantially above its 18 per cent weighting in the formula.

Economic activity component

The economic activity component is a proxy for provincial tax capacity, directing a proportion of nationally raised revenue back to its source. It also reflects costs associated with economic activity, such as maintenance of provincial roads. In 1999, the distribution of employee remuneration replaced provincial Gross Geographic Product (GGP) figures, since remuneration comprises roughly 60 per cent of provincial GGP. For the 2004 Budget, the remuneration data are replaced with 2001 GDP-R data. Table E11 shows the new target shares for the economic activity component taking into account the 2001 GDP-R data.

2004 Budget Review

Table E11 Economic activity shares

	2003/04	2004 Medium-term estimates
Percentage	Remuneration of employees, 1999	GDP-R, 2001

Eastern Cape	6,5	8,1
Free State	5,3	5,4
Gauteng	41,6	33,4
KwaZulu-Natal	17,0	16,5
Limpopo	3,0	6,6
Mpumalanga	4,9	6,9
Northern Cape	1,7	2,0
North West	5,7	6,7
Western Cape	14,4	14,2

Total	100,0	100,0

Backlog component

In 1999, the basic component was split into a basic share distributed by population and a backlog component. The backlog component (table E12) incorporates estimates of capital needs as drawn from the Schools Survey of Needs and the 1998 MTEF health sector report on hospital rehabilitation. The backlog component also incorporates a rural factor, in keeping with Government’s focus on rural development. As no new information is available regarding its sub-components, the backlog component remains unchanged.

Table E12 Calculation of backlog component

				Weighted
Percentage	Health	Education	Rural	share

Weighting	18,0	40,0	42,0	100,0

Eastern Cape	16,3	22,0	21,3	20,7
Free State	3,8	7,8	4,4	5,6
Gauteng	10,8	6,3	1,2	5,0
KwaZulu-Natal	16,0	23,5	25,5	23,0
Limpopo	27,5	20,4	23,3	22,9
Mpumalanga	9,2	7,5	9,1	8,5
Northern Cape	1,2	1,2	1,3	1,3
North West	9,1	7,5	11,6	9,5
Western Cape	6,1	3,9	2,3	3,6

Total	100,0	100,0	100,0	100,0

Basic components

The basic component is derived from each province’s share of the total population of the country. This component has been updated with 2001 Census data and table E13 shows the new weighted target share.

Annexure E: Explanatory memorandum to the division of revenue

Table E13 Basic component shares

	2003/04		2004 Medium-term estimates

				Weighted target
	1996 Census	Weighted share	2001 Census	share
Thousands	population	(%)	population	(%)

Eastern Cape	6 303	15,5	6 437	14,4
Free State	2 634	6,5	2 707	6,0
Gauteng	7 348	18,1	8 837	19,7
KwaZulu-Natal	8 417	20,7	9 426	21,0
Limpopo	4 929	12,1	5 274	11,8
Mpumalanga	2 801	6,9	3 123	7,0
Northern Cape	840	2,1	823	1,8
North West	3 355	8,3	3 669	8,2
Western Cape	3 957	9,7	4 524	10,1

Total	40 584	100,0	44 820	100,0

Institutional component

The institutional component recognises that some costs associated with running a government, and providing services, are not directly related to the size of a province’s population. It is therefore distributed equally between provinces, as was the in previous years. It constitutes 5 per cent of the total equitable share, of which each province gets 11,1 per cent.

Conditional grants to provinces

Schedules 4 and 5 of the Division of Revenue Bill list all conditional grants to provinces. Conditional grants are a small but significant portion of provincial revenue. These grants were introduced in 1998 to provide for national priorities and compensate provinces for cross-boundary use of services, particularly in hospital services. The current conditional grant system has been shaped by reforms introduced through successive Division of Revenue Acts since 2000. These reforms have contributed to clarifying accountability between spheres. They have also helped sharpen description of policy objectives and grant outputs, thus resulting in improved use of grants in speeding delivery, and the strengthening of Parliamentary oversight. However, the recent reports of the Auditor-General for the 2002/03 financial year indicate that many national departments do not fully comply with the Act, as their monitoring systems for such grants are ‘ineffective’, and the audit ‘could not be satisfied that the transfer payments were utilised as stipulated’3.

A major change in conditional grant funding is in the shift of the Primary School Nutrition Programme (PSNP) component of the Integrated Nutrition Programme (INP), from health to education. In terms of the objectives of the grant and actual spending, the grant funded actual school feeding, administration of school feeding and a range of nutrition related activities and administration in provincial health departments. From 2004 national and provincial education departments will administer the school-feeding portion of the grant, so funding has been transferred to the national Department of Education. A portion of the grant funding to other non-school feeding remains as a health conditional grant with the national Department of Health until the end of 2005/06; thereafter it is phased into the provincial equitable share.

[3] General report of the Auditor-General on the audit outcomes for the financial year ended 31 March 2003, page 94

2004 Budget Review

Allocations

Table E14 provides a summary of conditional grants by sector and province for 2004/05. Conditional grants to provinces amount to R21,2 billion in 2004/05, increasing to R29,9 billion in 2006/07, an average annual increase of 21 per cent over the next three years. Seven departments administer grants, with health (R7,7 billion), housing (R4,6 billion), CSG extension (R3,7 billion) and infrastructure grants (R3,3 billion) being the largest grants.

Table E14 Conditional Grants to provinces, 2004/05

			Provincial and	Provincial			Social	Sport and
			Local	Infrastructure			Develop-	Recreation
R million	Agriculture	Health	Government	Grant	Housing	Education	ment	South Africa	Total

Eastern Cape	42	628	44	609	611	200	1 004	1	3 138
Free State	19	620	34	199	395	57	288	1	1 613
Gauteng	6	2 609	21	332	1 140	93	259	1	4 461
KwaZulu-Natal	41	1 209	41	706	776	211	861	1	3 847
Limpopo	33	318	24	593	381	173	640	1	2 164
Mpumalanga	24	227	24	255	304	74	298	1	1 208
Northern Cape	13	179	25	159	93	25	79	1	573
North West	32	268	24	288	430	82	466	1	1 591
Western Cape	17	1 596	24	205	460	47	213	1	2 564

Total	227	7 655	261	3 348	4 589	961	4 108	9	21 158

More detailed information, including the formula for each grant, is provided in the attached Appendix E1. The framework provides the conditions for the grant, the outputs expected, the allocation criteria to divide the grant between provinces, the audit outcome in 2002/03 and any other material issues to be addressed. Table E15 presents a summary of all the conditional grants listed in Schedules 4 and 5 of the Bill for the 2003 MTEF.

Health grants

Health administers 6 conditional grants, constituting about 44,3 per cent of total conditional grants to provinces. This share declines to 31,1 by 2006/07, mainly due to the rapid growth in Social Development grants. Health grants are R7,7 billion in 2004/05, and are budgeted to increase at an annual average rate of 7,5 per cent to R9,2 billion by 2006/07. The National Tertiary Services grant (NTS grant) and the Health Professions Training and Development grant (HPTD) are the largest grants administered by the national Department of Health. The HIV and Aids and Hospital Revitilisation grants grow more rapidly over the MTEF (67,5 and 18 per cent annually).

The Comprehensive HIV and Aids grant, in addition to other interventions, is one of the key funding streams to mitigate the impact of the disease. An amount of R1,9 billion (R300 million, R600 million and R1 billion) is added to the baseline allocation of the grant in this budget to implement a comprehensive HIV and Aids care over the three years. The grant increases from R334 million in 2003/04 to R1,6 billion in 2006/07 to support various aspects of the programme. In addition to providing for ARV rollout, the grant provides for post exposure prophylaxis for victims of sexual abuse, rollout of mother-to-child transmission prevention and targeted interventions for commercial sex workers – whilst still maintaining other HIV and Aids prevention programmes. The 2003 Adjustment Budget provided R90 million to the health sector to undertake preparatory work for the roll out of ARV.

The Hospital Revitalisation grant plays a key role in funding upgrading and replacement of hospital infrastructure and focuses particularly on projects in which an entire hospital is addressed. The grant includes a component aimed at improving systems for medical equipment. After a 17 per cent increase to R718 million in 2003/04 the Hospital Revitalisation grant is allocated R912

Annexure E: Explanatory memorandum to the division of revenue million in 2004/05 and R1 billion in 2005/06. A further R91 million is added to the grant in 2006/07 taking it to R1,2 billion. Over the next three years, the grant will fund the revitalisation of 27 hospitals, three in each province.

The National Tertiary Services grant (NTS grant) has declined in real terms for Gauteng and Western Cape mainly due to the anticipated scaling down of the number of hospitals offering tertiary services, and a corresponding shift of lower levels of care to community and district hospitals. However, such restructuring requires a broad strategy to shift staff, resources, assets, and a realistic phasing-in period. At a technical level, the national Department of Health and National Treasury recognise the need for a review of the funding of academic hospitals, and its link to the tertiary services grant. Such a review must also inform Government on the long-term vision for such hospitals and for tertiary services, their distribution between provinces, the restructuring required to effect such transformation, and the link to the financing of academic hospitals and university medical faculties. The review will also inform the comprehensive review of the equitable share formula and conditional grants, with a view to rationalising the number and size of health conditional grants, and the distribution formulae for any grants recommended through the review. The health sector will also finalise the Modernisation of Tertiary Services Project, which is examining a ten-year framework for future provision of highly specialised services. The outcome of these two projects will inform Government’s approach to future funding of tertiary services from 2005 onwards.

The NTS grant is R4,3 billion in 2004/05, increasing to R4,8 billion in 2006/07 and targets sub-speciality service units in 27 hospitals spread across provinces. Due to historic patterns of tertiary services, Western Cape and Gauteng receive 66,3 per cent of the grant as they provide a large proportion of these sophisticated services for the benefit of the health sector countrywide.

The Health Professions Training and Development grant (HPTD) compensates provinces for their role in supporting teaching and training of health science students. It increases from R1,4 billion in 2004/05 to R1,5 billion in 2006/07. The largest portion is distributed to provinces according to a formula based on the number of current medical students. In the 2002 Budget, an additional developmental component was introduced to provide for a phased increase in the number of medical specialists and registrars in historically under-served provinces to address inter-provincial inequities in post-graduate training capacity. This additional component amounts to R227 million over five years. The grant is kept constant in nominal terms in 2006/07, pending completion of the review of this grant and its improved alignment with higher educational funding streams.

The Primary School Nutrition Programme (PSNP) component of the Integrated Nutrition Programme (INP) shifts to education from 2004/05. The health sector will manage a small portion of the INP which assists malnourished pre-school children under the age of five. Health retains R112 million in 2004/05 and R123 million in 2005/06 to continue with the programme for another two years after which funding for this component shifts to the equitable share formula.

The Hospital Management and Quality Improvement grant is allocated R142 million in 2004/05, increasing to R159 million in 2006/07. This grant facilitates a range of management development initiatives, including personnel, and procurement delegations and financial management capacity. It also supports the implementation of a range of hospital quality of care interventions specified in the national policy and can be seen as complimentary to the aims of the hospital revitalisation programme.

2004 Budget Review

Table E15 Conditional grants per sector, 2003/04 – 2006/07

R million	2003/04	2004/05	2005/06	2006/07

Provincial and Local Government	298	261	44	46
Local Government Capacity Building Fund	232	220	—	—
Project Management Capacity for MIG	38	41	44	46
Disaster Management	27	—	—	—
National Treasury	2,534	3,348	3,731	4,118
Provincial Infrastructure	2,334	3,348	3,731	4,118
Provincial Infrastructure - Flood Rehabilitation	200	—	—	—
Education	1,144	961	1,048	1,243
Financial Management and Quality Enhancement	213	—	—	—
HIV and Aids	132	129	136	144
Early Childhood Development	88	—	—	—
Primary School Nutrition Programme	712	832	912	1,098
Health	6,711	7,655	8,486	9,228
National Tertiary Services	3,995	4,273	4,529	4,801
Health Professions Training and Development	1,333	1,434	1,520	1,520
Hospital Revitalisation	718	912	1,027	1,180
Hospital Construction - Academic Hospitals	92	—	—	—
Comprehensive HIV and Aids Grant	334	782	1,135	1,567
Integrated Nutrition Programme	97	112	123	—
Hospital Management and Quality Improvement	133	142	150	159
Medico-legal	9	—	—	—
Social Development	1,654	4,108	7,362	9,774
HIV and Aids (Community-Based Care)	66	70	74	79
Child Support Extension	1,200	3,650	6,900	9,284
Food Emergency Relief	388	388	388	411
Agriculture	36	227	290	345
Land Care: Poverty Relief and Infrastructure Development	36	27	40	45
Comprehensive Agriculture Support Programme	—	200	250	300
Housing	4,355	4,589	4,868	5,160
Housing Subsidy	4,246	4,474	4,745	5,030
Human Resettlement and Redevelopment	109	116	122	130
Sport and Recreation South Africa	—	9	24	39
Mass Sport and Recreation Participation Programme	—	9	24	39

Total	16,733	21,158	25,853	29,953

Education grants

For the past three years, the national Department of Education managed grants for Financial Management and Quality Enhancement, Early Childhood Development and HIV and Aids. The Early Childhood Development and Financial Management and Quality Enhancement grants have been phased into the provincial equitable share for the 2004 Budget.

Starting this year, the education sector will be responsible for the management of the Primary School Nutrition Programme (PSNP). The PSNP is allocated R832 million in 2004/05, R916 million in 2005/06 and R1,1 billion in 2006/07.

The funding for the HIV and Aids programme for life skills education in schools increases from R120 million in 2003/04 to R144 million in 2006/07.

Annexure E: Explanatory memorandum to the division of revenue

National Treasury grants

The provincial infrastructure grant is increased by R2,0 billion over the next three years and grows from R2,5 billion in 2003/04 to R3,3 billion in 2004/05 and is budgeted to grow to R4,1 billion by 2006/07. Over the next three years, provincial infrastructure spending, in addition to provincial own capital funding, will be boosted by R10,7 billion. This growing allocation is in line with Governments aim of stimulating rural and provincial economic development and addressing unemployment through an Expanded Public Works Programme. In addition, the growth in this grant enables Government to direct funds towards provinces with large backlogs, without neglecting provinces that have inherited higher levels of infrastructure. Provinces are expected to use these funds mainly for rehabilitation and construction of roads, schools, and health facilities and to address infrastructure needs for rural development focusing on agriculture. Provincial treasuries administer this grant and allocations are made to the line departments. In order to deal effectively with backlogs, the provincial division has been effected using a combination of the equitable share formula and backlog component.

Housing grants

The Department of Housing administers two grants. The Housing Subsidy grant provides subsidies for low-income housing, and the Human Settlement Redevelopment grant funds urban pilot projects. Following significant growth in the Housing Subsidy grant in 2002, the 2003 Budget provided an additional R373 million for inflation adjustment of subsidies. The Housing Subsidy grant increases from R4,5 billion in 2004/05 to R5,0 billion in 2006/07. The Human Settlement grant increases from R116 million in 2004/05 to R130 million in 2006/07. Past and present spending trends on these grants reflect some sluggishness. However, following the National Housing Summit held during November 2003, and with the review of the programmes to be undertaken by the Department of Housing and National Treasury, it is expected that some of the impediments to speedy and efficient delivery will be reduced or eradicated paving the way to faster housing delivery.

Department of Provincial and Local Government Grants to Provinces

The Department of Provincial and Local Government transfers two grants to provinces – Local Government Capacity Building Fund and the Municipal Infrastructure Grant – to enable provinces to assist municipalities.

The Local Government Capacity Building Fund supports institutional arrangements and assists municipalities facing service delivery challenges. This fund is allocated R220 million in 2004/05 and will be phased out in 2005/06 and consolidated into the local government equitable share.

Further, project management support is provided to municipalities through provinces to implement the infrastructure programme. This component of the grant will be reviewed in 2004/05. Provinces are allocated R41 million in 2004/05, increasing to R46 million in 2006/07.

Social development grants

The Department of Social Development manages conditional grants to extend coverage of the child support grant to children until they reach the age of 14 years, ensure food security and to bolster HIV and Aids community-based care.

The Child Support Extension grant amounts to R3,7 billion in 2004/05 increasing to R6,9 billion in 2005/06 and R9,3 billion in 2006/07 . The grant will fund the phased extension of the means-tested child support grant to children until they reach the age of 14 years. The phasing which started with 7 and 8 year old children in 2003/04, is extended to 9 and 10 year old children in 2004/05 and 11, 12 and 13 year-old children in 2005/06. These allocations also make provision

2004 Budget Review

for reasonable administration and payment costs as well as the carry-through cost of the phasing in.

The aim of the Food Relief grant is to provide emergency food assistance to individuals and households facing the risk of food security due to various factors such as drought or rapid rise in food prices, as was the case in 2002/03. The Food Relief grant amounts to R388 million in 2004/05, growing to R411 million by 2006/07.

The HIV and Aids Integrated Plan grant amounts to R70 million in 2004/05, increasing to R74 million in 2005/06 and R79 million in 2006/07. The main focus of this grant is to facilitate the implementation of an integrated HIV and Aids programme through home and community based care.

Agriculture grants

The Department of Agriculture has allocated R112 million to provinces over the next three years to implement the Land Care Programme from its allocation for poverty alleviation. The goal of the National Land Care Programme is to promote the sustainable use and management of natural resources. This is to encourage and empower communities to take responsibility for the management of resources in order to support food security and job creation through increased productivity. Some of the themes within the programme include: water care, soil care, veld care and junior land care.

A new grant has been introduced in Agriculture to support the implementation of the Comprehensive Agriculture Support Programme (CASP). The agriculture sector has formulated the CASP as a strategy to provide effective agricultural support and to streamline the provision of services to meet the needs of developing farmers. Increasing access to agricultural services to these farmers is critical for the performance of land reform programme, especially LRAD. Although the implementation of the land reform programme is a national competency, the provision of agricultural support services is the responsibility of provincial departments of agriculture. Without these services the national land reform programme cannot fully achieve its objective to improve food security and alleviate poverty. The sector is allocated R200 million, R250 million and R300 million over the MTEF years to enhance its capacity to support developing farmers. Agriculture will also get additional resources from the infrastructure grant for the development and rehabilitation of agriculture infrastructure. Given that livestock farming is a major activity in communal areas, the sector has prioritised dipping infrastructure, which will improve animal health and productivity of livestock farms.

Sports and Recreation

The Department of Sport and Recreation has been allocated funds to promote mass participation within historically disadvantaged communities in a selected number of development sporting activities. A grant named ‘Mass Participation in Sport’ is being introduced to enable the department to transfer funds to provinces. A total of R9 million, R24 million and R39 million have been allocated equally among provinces over the MTEF years.

Part 5: Local government allocations

The local government share increases over the next three years by R3, 9 billion over baseline (refer to table E3). These additional allocations give effect to Government’s commitment to poverty relief and job creation, including the provision of free basic services, infrastructure development and institution building.

Annexure E: Explanatory memorandum to the division of revenue

Local government’s share of nationally raised revenue increases from 4,2 per cent in 2003/04 to 4,6 per cent in 2006/07, growing from R12, 4 billion in 2003/04 to R14, 2 billion in 2004/05, an increase of 14,5 per cent. The allocation grows to R17, 1 billion by the end of the MTEF in 2006/07. Table E16 indicates national transfers to local government for the 2004 MTEF.

Table E16 National transfers to local government, 2003/04 – 2006/07

R million	2003/04	2004/05	2005/06	2006/07

Equitable share	6 350	7 678	8 643	9 365
Water and sanitation operating	1 001	858	934	991

Equitable share and related	7 352	8 536	9 578	10 355

Consolidated Municipal Infrastructure Programme	2 246	—	—	—
Water Services Project	1 102	160	139	—
Community Based Public Works Programme	262	—	—	—
Local Economic Development Fund	117	—	—	—
Sport and Recreation facilities	123	132	—	—
National Electrification Programme	230	248	258	—
Urban Transport Fund	9	—	—	—
Municipal Infrastructure Grant	47	4 446	5 193	5 987

Infrastructure	4 137	4 986	5 589	5 987

Restructuring grant	539	343	350	350
Financial management grant	211	198	199	199
Municipal Systems Improvement	151	182	200	200

Current transfers	901	723	749	749

Total transfers to local government	12 390	14 245	15 916	17 091

National allocations are divided into three major categories, namely the equitable share grant (together with the water operating grant) and conditional grants for municipal infrastructure and capacity building. The unconditional equitable share allocation is the most important national allocation, in accordance with section 214 of the Constitution, and is growing in significance relative to conditional grants. Its share rises from 53 per cent in 2003/04 to 55 per cent in 2006/07. It has also risen significantly over the last eight years, from R1,5 billion in 1995/96, rising to R9,4 billion in 2006/07 (excluding the water operating grant), or close to 6 times what it was in 1995.

The most significant change to local government allocations in 2004/05 is the progress made in the consolidation of infrastructure grants, with the establishment of the new Municipal Infrastructure Grant (MIG). The process will be completed over the next two years, by the end of 2005/06. Capacity building and restructuring grants are allocated R2,2 billion over the next three years.

National allocations are an important (and growing) source of revenue for municipalities. In 2003/04 national allocations comprised around 13,7 per cent of total local government budgets, varying from between 3 to 6,7 per cent for metros, and as high as 87,3 per cent in some districts. The shares of national allocations in total municipal budgets (table E17) also differ across provinces, ranging around 4,0 per cent in Gauteng and Western Cape to about 55,2 per cent in Limpopo.

The analysis uses as a basis the size of municipal capital and operating budgets and varies between municipalities reflecting the extent of backlogs, income distribution and fiscal capacity of municipalities, urban municipalities raising more of their own revenue, whilst rural municipalities tend to raise less of their own revenue. Major sources of own revenue include property taxes, regional service levies, user charges on electricity, water, refuse removal and other municipal services. The analysis excludes the allocations for restructuring and disasters that were recently announced.

2004 Budget Review

Table E17 Transfers to municipalities, 2003/04 – 2006/07

							Rand per
Metropolitan and	Census						capita	Transfers
consolidated	popu-	Total 2003					Total 2003	as % of
district and local	lation,	municipal	Total transfers[2]				municipal	budget[3]
municipalities	2001	budgets[1]					budgets[1]	2003/04
R thousand	thousands	2003/04	2003/04	2004/05	2005/06	2006/07	2003/04%

Eastern Cape	6 437	8 408 598	2 668 968	2 907 371	2 748 413	2 859 786	1 306	31,7%
Free State	2 707	4 904 217	1 176 945	1 292 262	1 111 728	1 121 298	1 812	24,0%
Gauteng	9 391	30 438 218	1 209 673	1 978 028	2 443 720	2 723 958	3 241	4,0%
KwaZulu-Natal	9 426	16 148 377	2 285 974	2 518 908	2 948 951	3 229 342	1 713	14,2%
Limpopo	5 498	3 290 196	1 815 694	2 060 352	2 542 093	2 774 193	598	55,2%
Mpumalanga	2 865	3 505 446	774 097	879 121	1 083 649	1 169 588	1 223	22,1%
Northern Cape	984	1 707 505	429 681	453 520	429 375	396 716	1 735	25,2%
North West	2 988	3 358 821	842 435	993 568	1 117 941	1 256 717	1 124	25,1%
Western Cape	4 524	14 483 860	594 570	680 225	805 983	845 100	3 201	4,1%

Total	44 820	86 245 238	11 798 036	13 763 355	15 231 853	16 376 698	1 924	13,7%

1.	Includes total municipal capital and operating budgets and applies to the 2003/04 municipal financial year

2.	Includes equitable share, infrastructure grants, recurrent grants and indirect grants but excluded unallocated transfers, for the national financial year.

3.	Not possible to make a comparison with 2004 transfers as municipal budgets for 2004 not yet available.

All grants to municipalities are now published per municipality to enable municipalities to plan fully for their coming 2004/05 budgets, and to promote better accountability by ensuring that all national allocations are included in municipal budgets. Table E22 indicates the allocations per municipality, and table E23 does so for the equitable share and infrastructure grants.

The allocations are published for both the national and municipal financial years. The municipal financial year commences three months later than the national and provincial financial year, on 1 July. The allocation in terms of the national financial year serves as the legal appropriation requirement for national and provincial transferring departments. The allocations in terms of the municipal financial year facilitate proper reconciliation for audit purposes.

In determining the allocations for this Budget, Census 2001 data were used to update the current formula. Government is committed to conducting a review of the equitable share formula for the 2005 Budget. The challenge will be to obtain quality disaggregated municipal information.

The equitable share for local government

Background

Section 227 of the Constitution requires that an equitable share of nationally raised revenue be allocated to the local sphere of government to enable it to provide basic services and perform the functions allocated to it. The size of the equitable share allocation to the local sphere of government takes account of the fiscal capacity, fiscal efficiency, developmental needs, extent of poverty and backlogs in municipalities, to the extent that such information is available for all municipalities.

The equitable share grant is an unconditional grant assisting municipalities to supplement their revenue to deliver services to poor households. Table E16 shows that the equitable share increase by R1,4 billion from the 2003/04 allocation of R6,3 billion to R7,7 billion in 2004/05.

The equitable share grant and formula were first introduced in 1998/99. It has undergone a number of changes since its inception, to take account of costs of transformation, data updates and new priorities. Transitional costs include the incorporation of former R293 town subsidies to shift

Annexure E: Explanatory memorandum to the division of revenue functions from provinces to municipalities (2000/01), followed by R293 personnel subsidies (2001/02), the re-alignment of functions to the newly demarcated municipalities and funding of district municipalities (2002/03), as well as the alignment of the equitable share to the final division of powers and functions (water, sanitation, refuse) between local and district municipalities (2003/04). New priorities since 1998 included the creation of two windows (2003/04) to fund free basic services (electricity, water, sanitation and refuse removal), and one window (2002/03) to support the operational costs related to nodal priority programmes in the acceleration of the provision of free basic services to poor communities. Other policy or data updates include adjustments to the method of measuring poverty (from income to expenditure), increasing the poverty threshold from R800 to R1 100 in 2001/02, regular updates to the alpha and beta parameters, and the institutional I grant.

No major technical changes have been introduced to the equitable share formula in the 2004 Budget, other than to update it with Census 2001 data that was released in 2003. The guarantee mechanism has also been adjusted to phase in the impact of the new census results. This adjustment is discussed elsewhere below. The census adjustments update population, urban/rural proportions, the number of poor households without access to the basic level of electricity, water, sanitation and refuse removal, and the number of poor households spending less than R1 100 per month in a municipality.

In 2002 Government recognised the urgent need to review the formula, given the major restructuring that the local government sphere has undergone since 1998, and announced a comprehensive review for the 2004 Budget. The review is still under way and it is hoped that this process can be completed in time for the 2005 MTEF, but this depends on a number of factors, and the availability of new information for all municipalities (and by municipality). These factors include the impact on each municipality of the restructuring of the electricity distribution industry, the shifting of staff from water schemes administered by the national Department of Water Affairs and Forestry, a review of the future of the Regional Services Council Levies, the expected impact of the Property Rates Bill, and the revenue raising potential of every municipality.

Current equitable share formula

The local government equitable share formula used for the 2004 MTEF allocations per municipality is outlined below. The formula includes six budget windows, and allocates the equitable share grant for the 2004/05 national financial year. The adjustment of allocations to a municipal financial year is effected thereafter.

The allocation per window in the equitable share formula is based on the policy imperatives for the MTEF. Table E18 below indicates that the only significant change made to baseline for the 2004/05 financial year is a 69,2 per cent increase in the free basic services window, which increases from R867 million to R1 467 million. This increase also applies to the two outer years, where the free basic services window increases to R2 255 million in 2005/06 and R2 676 million in 2006/07.

2004 Budget Review

Table E18 Local government equitable share, 2004/05 – 2006/07

		Adjustments to baseline (2004 Medium-term estimates)

R million	Baseline 2004/05	2004/05		2005/06		2006/07

			% change		% change		% change
R293 allocations	263	263	—	184	-30,0	129	-30,0
S-grant (including guarantees)	4 746	4 746	—	4 866	2,5	5 202	6,9
I-grant	473	473	—	494	4,4	514	4,0
Nodal allocations	228	228	—	244	7,0	244	—
Free basic services (water, sanitation and refuse)	867	1 467	69,2	2 255	53,7	2 676	18,7
Free basic electricity/energy	500	500	—	600	20,0	600	—

Total equitable share	7 078	7 678	8,5	8 643	12,6	9 365	8,3

Each of these windows is discussed below. Stats SA provides the demographic information used for the equitable share.

I-grant

The purpose of the I-grant is to provide resources to municipalities to assist in funding the basic institutional and governance arrangements. The grant is designed to target municipalities with little capacity to fund their own administrative infrastructure. Currently the I-grant formula allocates funding to selected local and district municipalities. Metropolitan and large local municipalities have relatively high fiscal capacity and do not qualify for the grant. The first part of the I-grant formula captures how the administrative costs of a municipality increase with population size. It assumes that these costs increase more slowly than population: larger municipality has more costs, but not proportionately more than a smaller one. The second part of the formula is compensating for the inability of the municipality to fund its own administrative overheads. The formula for the I-grant is:

	Ii	=	I0Piγ – 0.075(yi – 250)PiIi = I0Piγ – 0.075(yi – 250)Pi

Where:	I 0	=	a per capita I-grant parameter that serves to determine the total amount of money allocated through the I-grant;

	Pi	=	is the population in the municipality i ;

	γ	=	a scale parameter that could take any value > 0 and ≤ 1; and

	yi	=	is the average monthly per capita expenditure in municipality i for values of yi below the stated monthly per capita floor of R250, the term ( yi - per capita floor) is set equal to zero.

Annexure E: Explanatory memorandum to the division of revenue

The following parameters are applied to arrive at an I-grant allocation per municipality for the 2004 MTEF:

	Parameter	2004/05	2005/06	2006/07

I 0	Per capita parameter for category B municipalities	R175 684	R181 392	R186 799
	Per capita parameter for category C municipalities	R266 612	R273 153	R279 053
γ	Scale parameter		0.25
yi	Average monthly per capita expenditure threshold		250
	Population cut-off		5 000
	Per capita floor		R250

S-grant

The S-grant is the biggest component within the equitable share grant, and is designed to meet the operating costs of a municipality when providing a package of basic services to low income households. It is important to note that poor households are classified as those spending less than R1 100 per month.

The formula for the S-grant is:

S = a b L Hi

Where	:	a = a phase-in parameter with 0< a ≤ 1;
b = a budget-adjustment parameter, set to adjust the size of the grants to the available budget;
L = an estimate of the annual cost of providing basic public services; and
Hi = the number of poor households.

The following parameters are used for the 2004 MTEF, and are the same as the 2003 baseline values (excludes the budget adjustment parameter):

	Parameter	2004/05	2005/06	2006/07

a	Rural alpha	0.85	1	1
	Urban alpha	1	1	1
b	Budget adjustment parameter	0,559	0,835	0,909
L	Annual cost of basket of basic services per poor household		R1 032

The alpha parameters were introduced in recognition of the differences in the financial and administrative capacities of rural and urban municipalities. The alpha values for urban and metropolitan municipalities are set at 1 for the 2004/05 financial year, whilst the alpha values for the rural municipalities are planned to reach 1 in the 2005/06 financial year. This will take account of capacity to spend efficiently and effectively. The threshold poverty level is set at R1 100

2004 Budget Review

household expenditure per month. Initial indications from Census 2001 and the 2002 Household Survey suggest that based on this threshold 5,5 million households are living in poverty.

Free Basic Services (FBS) and Free Basic Electricity (FBE)

Two components were introduced in the 2003/04 financial year to accelerate the pace for the provision of free basic electricity/energy and free basic services (water, sanitation, refuse) to poor households. These are now the second most important windows in size, set at R2,0 billion in 2004/05, increasing to R3,3 billion in 2006/07. The FBS grant is worked out as the average of two calculations:

•	The first calculation is proportional to the S grant, i.e. it depends only on the total number of poor households in the municipality and the urban-rural weighting factor q. This allocation can be represented as follows:

FBS1= qFH

where F is an FBS allocation per poor household and H is the number of poor households in the municipality. If a B municipality does not perform all functions, then a proportionate amount of this FBS allocation is transferred to the appropriate C municipality.

•	The second calculation takes into consideration how many poor households receive the particular basic service in question. This allocation can be represented as:

FBS2=FW * H1 + FS * H2 + FR * H3

where FW is an allocation for free water, FS is an allocation for sanitation and FR is an allocation for refuse removal. H1 is the number of poor households receiving water, H2 is the number of poor households receiving sanitation services and H3 is the number of poor households receiving refuse removal services. If a particular B municipality does not provide any of these services, then that part of the allocation is transferred to the appropriate C municipality.

•	The final FBS grant is

FBS = ½(FBS1+FBS2)

The FBE grant is worked out according to the same process as the FBS grant, but only taking into account infrastructure for poor households as it relates to electricity/energy.

Nodal Allocations

The President announced 21 development nodes in his 2001 State of the Nation Address. Departments were subsequently requested to prioritise funding to these under-developed areas. Additional equitable share allocations have been made available to these nodes for noninfrastructure developmental programmes, beginning in 2002/03. The funding of the nodes is linked to the life span of projects. Similar to previous years, 65 per cent of the nodal equitable share allocation will be allocated to the rural nodes and 35 per cent to the urban nodes. Nodal allocations are based on the S grant and reflected for each municipality designated as a nodal area. Allocations are reflected in the schedules to the Division of Revenue Bill.

R293 allocation

The equitable share allocations for the 2001/02 to 2003/04 financial years included funding for the staff of former R293 towns, which were part of municipalities in the old Bantustans. Their staff and functions were transferred to provinces in 1994, and thereafter to the new municipalities. The R293 allocation originally had two components; one dealing with non-personnel and the other with personnel. The non-personnel component of the R293 allocation was phased-out and included into

Annexure E: Explanatory memorandum to the division of revenue the local government equitable share for the 2000/01 financial year. Most staff were only transferred after 2000, and municipalities accepting such staff were guaranteed to receive the full amount for this grant over a three-year period ending 30 June 2004. Thereafter the normal formula allocations will apply, but the guarantee mechanism (as discussed below) will also apply for the next three years. To ensure that R293 staff personnel subsidies are guaranteed at full 70 per cent levels, these allocations are still reflected as a separate window over the next three years. The baseline allocations reduce from R396 million in 2003/04 to R263 million in 2004/05, R184 million in 2005/06 and R129 million in 2006/07. Thereafter, this component will no longer exist.

‘Guaranteed’ amount

To create stability and prevent the disruption of services, municipalities are guaranteed 70 per cent of their previous year’s allocation. However, given the new functions for the 2003/04 financial year for category B and C municipalities, the equitable share allocations have been adjusted to provide funds to the municipality legally assigned the function. The guarantee mechanism does not therefore apply to that portion where a municipality no longer carries out a specific function.

The introduction of the new census data creates substantial shifts in the distribution of allocations between municipalities. To phase in the impact and maintain stability in the system, a 100 per cent guarantee of the 2004/05 indicative allocations and a 70 per cent guarantee of the 2005/06 indicative allocations, as published in terms of the Division of Revenue Act (Act No. 7 of 2003), have been incorporated.

Minimum Allocation

In light of the fact that it is administratively cumbersome to deal with small allocations and that some district municipalities see their allocations dropping to zero since they no longer perform functions related to the provision of basic services, a minimum allocation of R1 million on the overall equitable share allocations to all municipalities has been introduced to provide for other district municipal functions.

Water services operating subsidy

This grant is a transitional operational grant closely related to the local government equitable share grant, in that it should in principle be part of the equitable share. The grant is a transitional and indirect grant, in that it is used to fund over 300 water schemes in municipalities through the Water Trading Account on the vote of the Department of Water Affairs and Forestry (DWAF). DWAF has administered a number of these schemes in poor areas prior to 1994. Such schemes are in the process of being transferred to municipalities. The operating grant amounts to R1 001 million in 2003/04, R858 million in 2004/05, R934 million in 2005/06 and R991 million in 2006/07 or a total of R3,8 billion over the MTEF.

DWAF is in the process of transferring schemes over the next two years, for which funding will be phased out from 2006/07. Like the process for the R293 staff, DWAF plans to conclude bilateral negotiations with municipalities by 30 June 2004. All funds on this programme will thereafter be transferred to municipalities directly as soon as such transfers occur. Direct grants to DWAF will be phased progressively downwards and those to municipalities upwards.

The transfer of water schemes involves the transfer of both assets and staff, and the resulting operating costs of salaries and free basic services. The 300 schemes employ 8,094 staff and affect 83 municipalities. Over 40 per cent of the staff is to be transferred to municipalities in Limpopo. Estimated personnel related costs over the three years amount to R393 million. Full costs for the operations of the schemes are being finalised. About 500 of the 8,094 staff have already been

2004 Budget Review

transferred to 5 municipalities. The medium-term plan is to transfer 1000 staff in 2003/04 and up to 6,500 in the 2004/05 and 2005/06 financial years. However, it should be noted that many municipalities are reluctant to accept all the staff or schemes for several reasons: they either already have staff to operate such water schemes, the DWAF personnel are often poorly skilled or are remunerated at levels higher than rural municipalities can afford. Moreover some of these schemes are overstaffed, and DWAF may have to find alternative ways to deal with such staff, rather than shift them to municipalities.

All receiving municipalities will be required to conclude formal transfer agreements where the latest effective date of transfer is 30 June 2005. The operating and transfer subsidy will be treated as a grant-in-kind until the effective date of transfer, and thereafter progressively phased into the equitable share. The operating subsidy will cover staff related costs (HR component) and direct operating and maintenance costs (O component). The allocation per municipality will be according to the operational budget for each scheme and the funding requirements identified and agreed in the transfer agreement. Clear performance targets will be set with the assistance of the Department of Provincial and Local Government and SALGA to complete the process.

Conditional grants to local government

Schedules 6 and 7 of the Division of Revenue Bill present conditional grants to municipalities. Despite the growing importance of the unconditional equitable share grant, conditional grants are still a significant portion of national grants to local government. In particular, conditional grants are used to:

•	Incorporate national priorities in municipal budgets

•	Promote national norms and standards

•	Address backlogs and regional disparities in municipal infrastructure

•	Effect transition by supporting capacity-building and restructuring of municipalities.

Total conditional grants to municipalities increase from R6,0 billion in 2003/04, to R6,6 billion in 2004/05, R7,3 billion in 2005/06 and R7,7 billion in 2006/07. There are two categories of conditional grants, infrastructure and capacity-building/restructuring grants. The most significant development for 2004/05 is the establishment of the new Municipal Infrastructure Grant, which replaces all the other current infrastructure grants over the next two years. The capacity building and restructuring grants rise slightly, but are capped at R750 million for the two outer years, and are also rationalised. As a result, significant changes are introduced in the policy framework underlying some grants, particularly in infrastructure and capacity building. Below is a summary of all the conditional grants listed in Schedules 6 and 7 of the 2004 Division of Revenue Bill.

Infrastructure conditional grants to local government

Infrastructure grants are a critical instrument for achieving national Government’s objective of expanding the delivery of basic services to poor households and to alleviating poverty. They complement the equitable share allocations to give effect to government’s commitment towards poverty relief and the delivery of free basic services.

Infrastructure grants are also aimed at stimulating job creation and ensuring skills transfer over the medium term. Municipalities are therefore required to dedicate a portion of their capital budgets to labour-based infrastructure methods to meet the objectives of the Expanded Public Works Programme. The total allocation for infrastructure is R5,0 billion, R5,6 billion, R6,0 billion for each of the MTEF years.

The Municipal Infrastructure Grant (MIG) gives effect to earlier Cabinet decisions and policy positions on the establishment of a single consolidated funding mechanisms to support municipal

Annexure E: Explanatory memorandum to the division of revenue infrastructure. The MIG has been set up to merge the following funding programmes in a phased manner over a three-year period commencing in 2004/05:

•	Consolidated Municipal Infrastructure Programme, in support of internal bulk, connector infrastructure and community facilities to poor households

•	Water Service Capital Fund, in support of bulk, connector and internal infrastructure for water services at a basic level

•	Community Based Public Works Programme, in support of the creation of community assets in rural, historically disadvantage communities

•	Local Economic Development Fund, in support of planning, and implementation of job creation and poverty alleviation

•	Building for Sport and Recreation Programme, in support of promoting sport and recreation facilities within disadvantage communities

•	Electrification funding in support of addressing the electrification backlog of permanently occupied residential dwellings that are situated in historically under-supplied areas.

The MIG is a new infrastructure transfer mechanism and is geared to making the system of transfers to municipalities simpler, more certain and direct. Its conditions are more flexible, designed to support the capital budgets of municipalities, and to facilitate integrated development planning. The MIG will not fund specific projects, but is designed to complement the capital budgets of municipalities (similar to the provincial infrastructure grant). Reporting on spending will therefore be on the entire capital budget of municipalities, which also has to ensure that there are sufficient operational budgets in the future to fund such capital expenditure.

Much technical work has been undertaken over the past 6 months to ensure that the phasing in of the grant is smooth and fully operational by 2006/07, if not sooner, especially for the larger, more well capacitated municipalities. To this end, all committed and uncommitted infrastructure transfers to local government (except for the Sport and Recreation Programme and the Electrification Programme) have been moved to the vote of the Department of Provincial and Local Government with effect from 1 April 2004. Commitments made by the respective line departments prior to 30 September 2003 will be honoured by the municipalities through the imposition of conditions on the grant.

The above arrangement will not apply to those commitments where DWAF is the implementing agent, and is committed by way of contracts as part of its capital programme. These funds will be retained on the vote of DWAF over the next two years, before fully phasing into the MIG.

The MIG policy also makes provision for various capacities of municipalities namely, highly capacitated, medium capacitated and low capacitated municipalities. The fifty highly capacitated municipalities, as measured by budget size, will receive their allocations directly from the grant. The final allocations equal either the existing commitments for the municipality or the allocation as calculated by the MIG formula, whichever is higher. This arrangement is applicable to all municipalities categorised as having high capacity and that will be able to produce medium term capital plans and budgets, reflecting all projects to be funded in each sector.

Municipalities that are not classified as highly capacitated will receive their committed and uncommitted allocations via the district municipality in whose jurisdiction they fall. After determining the allocations to the highly capacitated municipalities, the remainder of the funds will be used to meet existing commitments in the medium and poorly capacitated municipalities. The Department of Provincial and Local Government will ensure that a plan exists to build in-house capacity over the next two to three years to ensure that these municipalities graduate into highly capacitated municipalities over the shortest possible time so that they could manage this programme allowing for funding to flow directly to them. Various levels of support will be rendered to municipalities either by the national government, provincial government and Project Management Units (PMU’s) to ensure the smooth implementation of the MIG programme.

2004 Budget Review

Medium-capacitated local municipalities that are able to submit three-year capital plans by 30 June 2004 will, however, qualify to receive allocations directly from the district municipality.

The MIG gives municipalities a central role in coordinating development activity and the delivery of municipal infrastructure within their jurisdictions. The MIG is focused on achieving a number of output conditions, including the achievement of service coverage targets, employment creation and linking Integrated Development Plans (IDPs) and budgets. The role of national government would be to support, and monitor policy outcomes and regulate municipal infrastructure investments. Crucially, the policy reform around infrastructure grants will bring the grant system in line with the general direction and path of the intergovernmental system, which is focused towards improving the capacity, efficiency, effectiveness, sustainability and accountability of the local government sphere, and making integrated development plans the primary mechanisms for intergovernmental coordination.

The grant frameworks of the respective programmes reflect the output-based reporting as required in terms of the Division of Revenue Act. Municipalities will be required to report on spending and progress in implementing projects, focusing on priority areas, such as water and sanitation, refuse removal, roads and community facilities as well as reporting on labour utilisation. Municipalities will be required to improve the quality and content of annual reports. In this regard, specific outputs and outcomes will be monitored through this reporting mechanism.

MIG Formula

There are five main components of the formula, after accounting for funds flowing to the Special Municipal Infrastructure Fund (SMIF) (4 per cent of total funds) for innovation and region-wide programmes. The SMIF is an in-year allocation made by the Department of Provincial and Local Government to municipalities.

For the 2004/05 municipal financial year, the application of the formula begins with determining the allocation due to each municipality using the formula. Depending on the level of existing commitments and the capacity of the municipality, a proportion will flow as MIG funds to the municipality as described above. The key condition over this initial period is the submission of three-year capital spending plans by municipalities conforming to MIG criteria. The other applicable conditions and outputs are contained in the MIG framework as per the Division of Revenue Gazette.

MIG(F) = B + P + E + N + M

• B	Basic residential infrastructure (new and rehabilitated)	75
	Proportional allocations for water supply and sanitation (72%), electricity (0%), roads (23%) and ‘other’ (5%) (Street lighting and solid waste removal)
• P	Public municipal service infrastructure (new and rehabilitated)	15
• E	Allocation for social institutions and micro-enterprises infrastructure	5
• N	Allocation to all nodal municipalities	5
• M	Negative or positive allocation related to past performance of each municipality relative to grant conditions

Annexure E: Explanatory memorandum to the division of revenue

Over the 2004 MTEF, R15,7 billion is available for the MIG Programme. The Sport and Recreation Programme and the Electricity Programme are excluded from the MIG programme in 2004/05. The Electricity Programme will only be included in the MIG allocations after two years upon finalisation of the restructuring of the electricity distribution industry. Until such time, the electricity portion has been shifted to water and sanitation over the 2004/05 to 2006/07 medium-term because existing commitments exceed the amounts determined by the MIG formula. This effectively gives the water and sanitation component the largest allocation at 72 per cent (or R2,3 billion, R2,7 billion and R3,1 billion in 2004/05, 2005/06 and 2006/07 respectively) of the B component.

Table E19 Municipal Infrastructure Grant (MIG) allocations per sector, 2004/05 – 2006/07

	Weighted	2004/05	2005/06	2006/07
R million	share	Medium-term estimates

Municipal Infrastructure Grant	100,0%	4 446	5 193	5 987
Special Municipal Infrastructure Fund and Management	4,0%	178	208	239
Municipal Infrastructure Grant (formula)	96,0%	4 268	4 985	5 748

of which Municipal Infrastructure Grant (formula)	100,0%	4 268	4 985	5 748
B Component	75,0%	3 201	3 739	4 311
Water and sanitation	72,0%	2 305	2 692	3 104
Electricity	0,0%	—	—	—
Roads	23,0%	736	860	991
Other	5,0%	160	187	216
P Component	15,0%	640	748	862
E Component	5,0%	213	249	287
N Component	5,0%	213	249	287

Table E19 captures the way in which the funds are distributed by each component using data from Stats SA to municipalities. The formula allocations have been adjusted to provide funds to the municipality legally assigned the function to perform the particular service, in line with Government Gazette No. 24228 of 3 January 2003 issued by the Minister of Provincial and Local Government.

2004 Budget Review

Table E20 Horizontal Distribution of Funds1

B Component

Water & Sanitation	Number of Water Backlogs in Municipality * 0.5 * W & S Allocation +
Total Number of Backlogs in SA
Number of Sanitation Backlogs in Municipality * 0.5 * W & S Allocation
Total Number of Backlogs in SA

Backlog = Household with less than basic access to water and sanitation
Basic access to water = Access to water within 200m of dwelling
Basic access to sanitation = Ventilated Pit Latrine

Electricity	Number of Electricity Backlogs in Municipality * Electricity Allocation
Total Number of Backlogs in SA

Backlog = Household with less than basic access to water and sanitation
Basic access to electricity = Use of electricity for lighting

Roads	Number of Roads Backlogs in Municipality * Roads Allocation
Total Number of Backlogs in SA

Backlog = Household living in informal settlement

Other	Number of Other Backlogs in Municipality * Other Allocation
Total Number of Backlogs in SA

Backlog = Household with less than basic access to refuse removal
Basic = Refuse removal by municipality at least on a weekly basis

New and Rehabilitated Infrastructure	Assume an 80:20 % split between new and rehabilitated infrastructure.

P Component	Number of Poor Households in Municipality * P Allocation
Total Number of Poor Households in SA

Poverty threshold = R1100 household expenditure per month

New and Rehabilitated Infrastructure	Assume an 80:20 % split between new and rehabilitated infrastructure.

E Component	Number of Poor Households in Municipality * E Allocation
Total Number of Poor Households in SA

Poverty threshold = R1100 household expenditure per month

N Component	Number of Poor Households in Nodal Areas in Municipality * N Allocation
Total Number of Poor Households in all Nodal Areas

Poverty threshold = R1100 household expenditure per month

1 All the data used in the formula has been obtained from Stats SA; namely Census 2001 and poverty data based on imputed household expenditure.

Annexure E: Explanatory memorandum to the division of revenue

Capacity-building and restructuring grants

There are two capacity-building grants, the Financial Management Grant and the Municipal Systems Improvement Programme, and a restructuring grant. These grants totalled R901 million in 2003/04, and reduce to R723 million in 2004/05 and R749 million each for 2005/06 and 2006/07. Government has limited the size of these grants to R749 million, and intends to reduce them further after 2006/07, as such grants should by their nature build capacity initially and phase-down thereafter. Such reductions also benefit the equitable share, which gains from any reductions in the capacity-building grants.

Over the past years, national and provincial governments have committed significant resources to capacity building. It is not clear what, or whether, capacity building funds have in fact brought about improved capacity in municipalities. Emphasis is now shifting towards building in-house municipal capacity, improve service delivery and value-for-money. For this reason, such grants will, in future, be allocated to municipalities directly, rather than to provincial or national departments. Government is also focusing its efforts on greater coordination between capacity-building initiatives.

The capacity-building grants were set up to assist municipalities in building management, planning, technical, budgeting and financial management skills.

The Department of Provincial and Local Government is working closely with sector departments to develop a comprehensive capacity-building strategy. An interim framework for municipal capacity building regulates the alignment of capacity-building programmes. In line with this approach, the Local Government Capacity Building Grant, which is currently distributed via provinces to municipalities, will be incorporated into the Municipal Systems Improvement Grant (MSIG) and will be transferred directly to municipalities.

The Municipal Systems Improvement Grant (MSIG) under the vote of the Provincial and Local Government Department assists municipalities to build in-house capacity through district and selected local municipal support and focuses on stabilising municipal and governance systems, supporting Planning and Implementation Management Support centres (PIMS), reviewing IDP’s and implementing the Municipal Systems Act. To date 44 PIMS centres have been established in 44 districts and a further 3 are in the process of being established and IDPs have been completed and are currently being implemented. Allocations over the 2004 MTEF amount to a further R582 million.

The Financial Management Grant under the National Treasury vote funds budget and financial management reforms, including building in-house municipal capacity to implement multi-year budgeting, link integrated development plans to budgets, produce quality and timely in-year and annual reports, as well as the implementation of the Municipal Finance Management Act. It also includes a provision for an international technical assistance programme. In 2000 a pilot programme commenced to develop the reforms in selected municipalities. The number of participating municipalities grew from the initial 7 in 2000 to 63 in 2003. Countrywide roll out was promoted in 2003 and by the end of 2004 all municipalities will be participating in the programme. The programme provides for the gearing of international support and direct allocations to municipalities. The allocations amounted to R50 million, R60 million, R154 million and R212 million in 2000/01, 2001/02, 2002/03 and 2003/04, respectively. The 2004 MTEF provides for a further R599 million. During 2003 sixteen international financial advisors were placed in selected municipalities to support the implementation of the reforms. This is to expand over the medium-term to over thirty advisors. Furthermore, to facilitate skills development in financial management, municipalities have utilised the grant to appoint over one hundred Municipal Finance Management Interns.

The Restructuring Grant under the National Treasury vote is a demand driven grant and is aimed at funding municipal restructuring initiatives of a financial, institutional and developmental nature

2004 Budget Review

that are locally designed and owned. Only large municipalities are eligible for this grant. Following an initial slow take-up rate on the restructuring grant, a noticeable increase in demand occurred during 2003. Multi-year contracts will be concluded with several new municipalities, and future efforts will focus on assessing the successful implementation in terms of agreed milestones. The grant has been capped at R350 million from 2006 and will be reviewed thereafter. The City of Johannesburg’s restructuring plan encompassed a wide range of institutional and financial reforms including the implementation of iGoli 2002 strategy. First time applications from eligible municipalities were of a poor quality and standard. Three municipalities were allocated the grant R99 million during 2003, Cacadu District, Msunduzi and Mangaung local municipalities. Applications were received from Buffalo City, Emfuleni, Polokwane, uMhlatuze, Sol Plaatje, Matjhabeng, Mogale City, local municipalities and from the five metropolitan municipalities. These applications are being evaluated and it is anticipated that, for successful municipalities, funding will be disbursed by March 2004.

Part 6: Way Forward

The first decade of democracy witnessed remarkable progress in the development, evolution and consolidation of South Africa’s intergovernmental grants system. Intergovernmental executive and legislative structures have been established. These include, among others:

•	The National Council of Provinces which includes the Premiers, representatives of provincial legislatures and organised local government

•	The Presidential Coordinating Council comprising the President, Premiers and Minister of Provincial and Local Government Affairs

•	The Budget Council constituted by the Minister of Finance and the MECs for Finance

•	The Budget Forum, which is the Budget Council extended with representation from organised local government

•	Sectoral MinMECs made up of the national minister and provincial MECs responsible for concurrent functions such as education, health, welfare, housing, agriculture and others

•	Joint MinMECs which bring together sectoral MinMECs with Budget Council and in the case of local government, with the Budget Forum.

These are the building blocks on which the intergovernmental system has evolved. They bring together democratically elected representatives with the view of facilitating alignment of intergovernmental policy programmes and implementation across the three spheres. Several technical forum(s) of officials support each of these forums. Effective intergovernmental coordination among the three spheres during the first ten years of democracy saw the successful implementation of the following reforms, which have now become permanent features of the intergovernmental system:

•	Introduction of three-year rolling budgets – the Medium Term Expenditure Framework – which initially focused on national and provincial budgets, and has been extended to local government in the last two years, with three year allocations of national transfers now published four months before municipalities table their budgets. Together with the early publication of the Medium term Budget Policy Statement, this gives South Africans advance indication of the future direction of government policies and sets out how coming budgets will give expression to national policies affecting them.

•	Strategic planning, financial management and reporting, publication of performance information and other reforms underpinned by the Public Finance Management Act Promulgated ion 1999.

•	The enactment of the Municipal Finance Management Act, which is due to take effect in July this year, setting out the legal framework for extending all the reforms that have been

Annexure E: Explanatory memorandum to the division of revenue implemented at national and provincial levels to local government, some of which are already being piloted in several municipalities.

In addition, the last decade saw the development and application of objective redistributive provincial and local government formulae that have been used to determine allocation of resources within each sphere. Notwithstanding that these formulae have been reviewed, revised and updated as circumstances change or new information became available, with the ending of the first decade of democracy, Census 2001 results released and more clarity on the division of powers and functions among spheres including the shifting of social grants and restructuring of electricity distribution, it is opportune that a more in-depth fiscal review of the intergovernmental grant system be undertaken. The review will be broad ranging and all encompassing.

Provincial fiscal framework

The review will consider the taxation and borrowing powers of provinces. With the passage of the Provincial Tax Regulation Process Act, Western Cape is in the process of applying for a surcharge on the fuel levy. Further, the last Budget Council lekgotla has also raised whether it is feasible for provinces to borrow with their limited fiscal capacity, and given the nature of their functions, many of which like education, health and social grants have no potential to raise significant revenue. The fiscal review will examine the way forward on the taxation and borrowing powers of provinces, taking into account past policy papers that have informed the current provincial fiscal framework.

With regard to the provincial grant formulae, it is instructive to assess the outcome of the current grants framework. The table below indicates how redistributive the current equitable share allocations are. It should be borne in mind that the actual allocations and percentages are outcomes of the formula (and underlying that, of the policy parameters and weightings of components). These outcomes can guide how the formula should be revised for the 2005 and future budgets. The table indicates that in 2004/05, the equitable share allocation per head is redistributive, from Gauteng which is 22 per cent lower than the per capita average, Western Cape at 11 per cent and to a lesser extent KwaZulu-Natal (2 per cent). The province that gains the most is Northern Cape (31 per cent), Eastern Cape (17 per cent) and Limpopo (16 per cent), and to a lesser extent Free State (9 per cent), Mpumalanga (4 per cent) and North West (1 per cent).

Table E21 Available resources: Per capita percentage above or below national average

	2004/05			1998/99

		ES and	ES, conditional		ES and	ES, conditional
	Equitable share	conditional	grants and own	Equitable share	conditional	grants and own
Percentage	(ES)	grants	revenue	(ES)	grants	revenue

Eastern Cape	17,5	15,8	14,7	14,5	9,7	8,5
Free State	9,2	11,2	12,0	5,8	5,9	6,1
Gauteng	-22,2	-18,8	-17,4	-18,3	-11,7	-9,4
KwaZulu-Natal	-1,7	-3,1	-3,5	-5,5	-3,6	-4,9
Limpopo	15,8	12,4	10,5	8,5	3,4	1,2
Mpumalanga	4,1	1,5	-0,4	-4,5	-9,5	-11,6
Northern Cape	30,7	32,7	38,3	19,9	13,1	24,4
North West	1,3	0,2	-0,4	4,5	-1,0	-0,7
Western Cape	-11,3	-7,7	-5,6	3,3	10,5	12,2

Conditional grants, however, tend to make the allocations less redistributive. This is not surprising as most tertiary services and medical training (the largest provincial conditional grants) are provided in academic hospitals in wealthier provinces like Gauteng, Western Cape and KwaZulu-Natal. Hence, Gauteng and Western Cape lose less per capita at 19 and 8 per cent respectively,

2004 Budget Review

whilst KwaZulu-Natal loses 3 per cent. Eastern Cape (16 per cent), Limpopo and Mpumalanga (2 per cent) lose slightly, whilst Northern Cape and Free State gain significantly. If own revenue collected is added, the Gauteng, Western Cape and KwaZulu-Natal budgets are lower per capita by 17, 6 and 3 per respectively, whilst Eastern Cape, Mpumalanga and North West are average, and all other provinces budget more per head on their revenue side.

Compared to 1998/9, more (equitable share) funds are redistributed per head in 2004/05 from Gauteng, Western Cape and KwaZulu-Natal. More funds flow per head to Northern Cape, Eastern Cape, Limpopo, Free State and Mpumalanga. Only the North West receives less funds per head than in 1998/99.

A second factor to assess on provincial grants is to compare the adjusted 2003/04 budget shares for social grants, and the social sectors, compared to the weight in the formula. Most striking is that provinces expect to spend 29,3 per cent of their total equitable share allocations on social development budgets, compared to its 18 per cent weighting. Similarly, total social services expenditure on education, health and social development (excluding the tertiary services and training grants) is now 85,6 per cent compared to its weighting of 78 per cent.

These are the sorts of factors that will require further analysis going forward, to determine the adequacy of funding for provinces, given the functions they are expected to deliver on.

Local government fiscal framework

More than provinces, the local government fiscal framework will require the greatest adjustments, given the significant changes expected. The restructuring of the electricity industry will have significant impact on the budgets of municipalities. A related issue will be whether REDs are funded directly for the provision of electricity to poor households, or whether this is done via municipalities using the REDs as an external provider in terms of the Municipal Systems Act. The future of the RSC levies will also be reviewed, and if replaced, will affect the current intergovernmental framework for local government. Any increase in fiscal capacity of municipalities through the new Property Rates Bill will also affect how allocations are divided between municipalities, as fiscal capacities will be affected differently between municipalities. The shifting of functions or new functions like municipal health, public transport and their subsidies, municipal roads, municipal police, municipal housing and other shared functions will also have to be taken into account. Hence the review of the fiscal framework, taking account of the above shifts in functions, will probably be very significant.

Municipalities will also be affected by the transfer of water schemes and their staff, which will also have to be taken into account when finalising the grant framework. This may have to be addressed in a similar manner as with the R293 staff transfer.

Whilst the intentions is to review all conditional grants, the new Municipal Infrastructure Grant formula is not expected to change significantly. On the other hand, the current equitable share formula was adopted in 1998, and has had to be adjusted to take account of the many changes to municipalities over the last 4 years, including the new municipal system introduced in December 2000. Though it is widely accepted that this formula needs to be restructured, any new formula is dependent on reliable information available per municipality. Official surveys conducted by Stats SA tend to be reliable only at a provincial level, and many municipalities are unable to provide relevant information on their revenue or expenditure in terms of internationally accepted economic classifications. The problem facing the allocations system is that it needs only one weak municipality to render unusable any information collected from all other municipalities. National allocations are an important (and growing) source of revenue for municipalities. In 2003/04 national allocations comprised around 13,7 per cent of total local government budgets, varying from between 3,0 to 6,7 per cent for metros, up to a maximum of 92,1 per cent for the Bohlabela (Bushbuckridge) in Limpopo province. The variance of the share of national allocations between

Annexure E: Explanatory memorandum to the division of revenue municipalities reflects the different fiscal capacities, poverty and backlogs of municipalities, with more urban municipalities raising more of their own revenue, whilst more rural municipalities tend to raise less of their own revenue. Attached at the end of this memorandum are municipal allocations.

Review of local government conditional grants

An important part of the grants review for both provinces and local government is the reforms required to make the current system of conditional grants more coherent, transparent, performance-driven and accountable.

The first point of the review is to ensure that all conditional grants are clearly motivated, and that the formula used is equitable, and that all data used for the formula for a grant is of an acceptable quality, preferably certified by Stats SA or as audited, and available to the public. Many of the current conditional grants tend to reflect sectoral agreements secured through the relevant MinMECs.

The second point of the review is to assess whether conditional grants achieve their objectives, and are linked to clear performance objectives. Spending information on conditional grants is often poor. Many transferring national departments do not effectively monitor such grants after making their transfers, as noted by the Auditor-General on the audits for the 2002/03 financial year. Five key national departments administering conditional grants were found not in material non-compliance with the 2002 Division of Revenue Act, including ineffective monitoring, to the point where the Auditor-General could not determine whether such grants were utilised as stipulated. These comments affected some of the biggest grants for housing, health, education and local government. Neither is the audit process comprehensive at this stage in tracking whether grants transferred are budgeted for by provinces and municipalities receiving such grants. In this respect, it is important the all transfers are audited against the Schedules of the Division of Revenue Act.

Conclusion

In spite of the remarkable successes in the development of the intergovernmental fiscal framework, the review process for the 2005 framework will consider the outcomes of the current allocation formulae, and the broader fiscal framework. The coming 2004 Intergovernmental Fiscal Review, expected in May, will also cover more detailed analysis on provincial and local budgets, as well as on specific sectors like education, health, social development, water, electricity, housing and roads. Such information will enhance the review process.

The Division of Revenue Bill, attendant documentation (schedules indicating division and grant frameworks), and background material such as the Intergovernmental Fiscal Review are available on the National Treasury website (www.treasury.gov.za).

2004 Budget Review

Table E22 Transfers to municipalities, 2003/04 – 2006/07 national financial year

							Rand per
							capita	Transfers
	Census	Total 2003					Total 2003	as a % of
Metropolitan and consolidated district	population,	municipal	Total transfers[2]				municipal	2003/04
and local municipalities	2001	budgets[1]					budgets[1]	budgets[3]
R thousand	thousands	2003/04	2003/04	2004/05	2005/06	2006/07	2003/04%

Eastern Cape
Alfred Nzo (Umzimvubu)	550	323 882	282 778	307 271	284 640	302 784	588	87,3%
Amatole (Buffalo City)	1 664	1 958 090	685 300	743 701	699 285	740 158	1 177	35,0%
Cacadu (Kouga)	388	673 181	139 024	150 864	127 670	134 620	1 734	20,7%
Chris Hani (Lukanji)	810	622 301	391 367	423 492	405 753	412 657	768	62,9%
O.R. Tambo (King Sabata Dalindyebo)	1 676	1 272 049	736 911	823 015	761 875	809 129	759	57,9%
Ukhahlamba (Malatswai)	341	301 133	214 621	218 723	220 023	199 105	882	71,3%
Nelson Mandela	1 006	3 257 962	218 966	240 306	249 166	261 333	3 239	6,7%

Sub total	6 437	8 408 598	2 668 968	2 907 371	2 748 413	2 859 786	1 306	31,7%

Free State
Lejweleputswa (Matjhabeng)	657	1 151 307	242 779	302 655	263 645	286 769	1 752	21,1%
Motheo (Mangaung)	728	1 679 204	357 146	339 263	259 620	270 647	2 306	21,3%
Northern Free State (Metsimaholo)	460	958 631	150 911	191 232	170 310	153 503	2 083	15,7%
Thabo Mofutsanyana (Maluti a Phofung)	726	940 761	369 778	392 599	358 198	345 977	1 296	39,3%
Xhariep (Kopanong)	135	174 314	56 330	66 514	59 954	64 402	1 289	32,3%

Sub total	2 707	4 904 217	1 176 945	1 292 262	1 111 728	1 121 298	1 812	24,0%

Gauteng
Metsweding (Kungwini)	160	275 259	33 436	44 245	55 518	63 848	1 722	12,1%
Sedibeng (Emfuleni)	795	1 573 341	115 759	153 915	190 190	212 004	1 980	7,4%
West Rand (Mogale City)	744	1 335 366	124 593	201 881	258 150	287 089	1 794	9,3%
City of Johannesburg	3 226	12 175 136	385 118	682 829	800 484	900 266	3 774	3,2%
City of Tshwane	1 986	7 080 904	262 412	390 546	479 656	519 209	3 565	3,7%
Ekurhuleni Metro	2 480	7 998 212	288 355	504 612	659 721	741 542	3 225	3,6%

Sub total	9 391	30 438 218	1 209 673	1 978 028	2 443 720	2 723 958	3 241	4,0%

KwaZulu-Natal
Amajuba (Amajuba)	468	613 731	87 992	103 390	125 095	137 296	1 311	14,3%
Ilembe (Kwa Dukuza)	560	404 710	157 172	184 064	200 770	219 646	722	38,8%
Sisonke (Kokstad)	298	480 014	104 521	104 159	125 404	143 035	1 609	21,8%
Ugu (Hibiscus Coast)	704	636 627	194 774	219 927	268 380	296 550	904	30,6%
Umgungundlovu (Msunduzi)	928	1 755 534	317 702	284 110	274 315	302 185	1 892	18,1%
Umkhanyakude (Jozini)	573	247 295	174 089	181 292	215 055	241 034	431	70,4%
Umzinyathi (Endumeni)	456	396 190	173 533	174 247	196 489	208 599	868	43,8%
Uthukela (Emnambithi)	657	389 700	129 518	170 488	211 460	236 880	593	33,2%
Uthungulu (Umhlathuze)	886	907 291	187 392	218 948	280 009	308 119	1 024	20,7%
Zululand (Abaqulusi)	804	515 409	221 567	235 016	289 477	311 990	641	43,0%
eThekwini	3 090	9 801 876	537 713	643 268	762 497	824 009	3 172	5,5%

Sub total	9 426	16 148 377	2 285 974	2 518 908	2 948 951	3 229 342	1 713	14,2%

Limpopo
Bohlabela (Bushbuckridge)	598	267 085	246 012	247 930	294 827	330 307	447	92,1%
Capricorn (Polokwane)	1 155	1 058 887	327 047	387 313	482 260	535 055	917	30,9%
Greater Sekhukhune	967	380 054	343 506	417 670	507 655	529 564	393	90,4%
Mopani (Greater Tzaneen)	964	433 373	320 983	373 292	457 580	495 680	449	74,1%
Vhembe (Makhado)	1 200	672 101	425 214	445 059	561 210	611 441	560	63,3%
Waterberg (Mogalakwena)	614	478 696	152 932	189 089	238 561	272 146	779	31,9%

Sub total	5 498	3 290 196	1 815 694	2 060 352	2 542 093	2 774 193	598	55,2%

Mpumalanga
Ehlanzeni (Mbombela)	945	897 149	314 937	319 805	394 990	420 104	950	35,1%
Gert Sibande (Govan Mbeki)	900	1 143 113	230 737	249 096	307 440	337 713	1 270	20,2%
Nkangala (Emalahleni)	1 021	1 465 184	228 423	310 220	381 219	411 771	1 436	15,6%

Sub total	2 865	3 505 446	774 097	879 121	1 083 649	1 169 588	1 223	22,1%

Annexure E: Explanatory memorandum to the division of revenue

							Rand per
							capita	Transfers
	Census	Total 2003					Total 2003	as a % of
Metropolitan and consolidated district	population,	municipal	Total transfers[2]				municipal	2003/04
and local municipalities	2001	budgets[1]					budgets[1]	budgets[3]
R thousand	thousands	2003/04	2003/04	2004/05	2005/06	2006/07	2003/04%

Northern Cape
Frances Baard (Sol Plaatje)	325	679 253	109 055	116 071	121 194	114 907	2 091	16,1%
Karoo (Emthanjeni)	165	234 206	73 415	83 835	72 390	69 846	1 423	31,3%
Kgalagadi (Ga-Segonyana)	177	223 327	131 916	133 064	122 754	101 315	1 262	59,1%
Namakwa (Nama Khoi)	108	177 804	47 272	51 528	45 086	41 772	1 645	26,6%
Siyanda (//Khara Hais)	210	392 915	68 022	69 022	67 951	68 874	1 872	17,3%

Sub total	984	1 707 505	429 681	453 520	429 375	396 716	1 735	25,2%

North West
Bojanala Platinum (Rustenburg)	1 185	1 454 700	315 862	411 040	486 968	538 553	1 227	21,7%
Bophirima (Lekwa-Teemane)	440	386 226	174 440	178 851	177 464	201 385	878	45,2%
Central (Mafikeng)	763	495 667	223 590	246 463	270 267	310 979	650	45,1%
Southern (City of Klerksdorp)	600	1 022 228	128 543	157 214	183 243	205 799	1 705	12,6%

Sub total	2 988	3 358 821	842 435	993 568	1 117 941	1 256 717	1 124	25,1%

Western Cape
Boland (Drakenstein)	629	1 547 171	79 497	95 604	107 249	112 171	2 458	5,1%
Central Karoo (Beaufort West)	60	131 353	49 517	53 065	51 811	28 299	2 172	37,7%
Eden (Eden)	455	1 245 152	77 053	82 522	94 502	98 155	2 737	6,2%
Overberg (Overstrand)	204	536 974	36 139	40 120	45 307	48 379	2 638	6,7%
West Coast (Saldanha Bay)	283	772 040	47 677	47 929	52 828	54 033	2 731	6,2%
Cape Town	2 893	10 251 170	304 688	360 984	454 286	504 063	3 543	3,0%

Sub total	4 524	14 483 860	594 570	680 225	805 983	845 100	3 201	4,1%

Total	44 820	86 245 238	11 798 036	13 763 355	15 231 853	16 376 698	1 924	13,7%

1.	Includes total municipal capital and operating budgets.

2.	Includes equitable share, infrastructure grants, recurrent grants and indirect grants but excludes unallocated transfers.

3.	Not possible to make a comparison with 2004 transfers as municipal budgets for 2004 not yet available.

Table E23 Equitable share & infrastructure transfers to municipalities, 2003/04 – 2006/07 national financial year

Metropolitan and consolidated district	Equitable share transfers				Infrastructure transfers
and local municipalities
R thousand	2003/04	2004/05	2005/06	2006/07	2003/04	2004/05	2005/06	2006/07

Eastern Cape
Alfred Nzo (Umzimvubu)	151 603	183 986	153 309	157 253	94 372	101 665	109 597	129 191
Amatole (Buffalo City)	420 413	473 751	403 734	428 232	163 264	230 003	254 321	277 090
Cacadu (Kouga)	83 992	93 686	80 883	87 372	26 578	34 942	35 841	39 768
Chris Hani (Lukanji)	221 071	257 441	221 796	228 988	109 162	127 412	137 827	155 685
O.R. Tambo (King Sabata Dalindyebo)	405 560	488 857	402 130	412 541	228 750	287 816	323 134	363 348
Ukhahlamba (Malatswai)	105 132	123 117	108 221	114 798	56 892	77 720	93 698	77 722
Nelson Mandela	149 300	161 075	155 976	174 216	64 616	75 731	89 690	86 117

Sub total	1 537 070	1 781 913	1 526 050	1 603 400	743 634	935 289	1 044 107	1 128 921

Free State
Lejweleputswa (Matjhabeng)	187 668	214 293	165 701	174 167	39 317	80 937	90 459	106 117
Motheo (Mangaung)	226 299	235 291	167 864	174 002	54 469	71 731	84 349	92 062
Northern Free State (Metsimaholo)	109 344	122 754	97 227	100 876	30 226	63 234	67 801	47 095
Thabo Mofutsanyana (Maluti a Phofung)	222 252	252 499	206 305	194 853	97 631	112 549	123 532	123 642
Xhariep (Kopanong)	43 462	49 687	43 163	44 793	7 592	11 532	11 970	13 788

Sub total	789 025	874 524	680 260	688 691	229 235	339 982	378 112	382 704

     2004 Budget Review

Metropolitan and consolidated district	Equitable share transfers				Infrastructure transfers
and local municipalities
R thousand	2003/04	2004/05	2005/06	2006/07	2003/04	2004/05	2005/06	2006/07

Gauteng
Metsweding (Kungwini)	19 209	24 897	33 036	36 189	9 127	13 940	16 705	20 283
Sedibeng (Emfuleni)	72 003	97 776	129 310	146 709	35 706	52 038	56 611	61 026
West Rand (Mogale City)	77 818	119 375	167 683	188 550	33 911	78 406	86 199	94 270
City of Johannesburg	238 763	391 161	540 445	613 393	135 441	223 637	256 939	285 873
City of Tshwane	158 737	201 389	269 776	300 956	78 739	161 956	180 680	200 253
Ekurhuleni Metro	192 485	305 515	425 108	485 023	91 570	196 097	231 613	255 520

Sub total	759 015	1 140 115	1 565 358	1 770 820	384 493	726 075	828 747	917 224

KwaZulu-Natal
Amajuba (Amajuba)	44 980	59 932	78 525	85 326	23 914	36 485	40 933	46 208
Ilembe (Kwa Dukuza)	89 339	103 086	114 035	123 119	46 614	74 959	81 198	90 469
Sisonke (Kokstad)	51 134	61 334	81 147	89 008	27 483	37 005	39 818	48 417
Ugu (Hibiscus Coast)	94 340	110 909	146 429	158 447	74 318	101 729	115 073	129 796
Umgungundlovu (Msunduzi)	133 412	142 629	176 832	190 437	54 619	80 437	88 780	103 372
Umkhanyakude (Jozini)	79 737	91 904	123 210	131 485	60 928	78 770	83 524	99 974
Umzinyathi (Endumeni)	84 272	93 853	108 830	116 384	63 054	71 756	80 225	82 890
Uthukela (Emnambithi)	67 313	95 448	130 443	140 409	34 136	64 046	71 267	84 691
Uthungulu (Umhlathuze)	90 435	119 065	166 969	179 577	50 034	91 124	104 274	119 075
Zululand (Abaqulusi)	93 714	114 818	156 623	167 630	74 402	102 929	115 617	125 858
eThekwini	373 607	392 243	474 524	525 556	157 419	244 599	282 982	297 453

Sub total	1 202 283	1 385 221	1 757 567	1 907 379	666 922	983 838	1 103 692	1 228 203

Limpopo
Bohlabela (Bushbuckridge)	101 322	113 623	144 374	152 512	61 286	75 652	88 425	109 699
Capricorn (Polokwane)	120 161	164 070	238 862	262 676	69 950	133 442	149 873	177 368
Greater Sekhukhune	124 938	164 119	226 813	242 180	88 179	144 489	164 083	189 188
Mopani (Greater Tzaneen)	145 591	164 092	222 554	239 517	42 329	93 736	114 732	148 057
Vhembe (Makhado)	162 807	184 982	251 086	271 806	51 710	97 665	127 478	174 371
Waterberg (Mogalakwena)	74 071	97 868	133 131	146 075	34 993	63 393	75 067	94 165

Sub total	728 890	888 752	1 216 820	1 314 766	348 446	608 378	719 658	892 847

Mpumalanga
Ehlanzeni (Mbombela)	120 481	145 470	199 263	217 881	63 295	109 609	125 284	130 616
Gert Sibande (Govan Mbeki)	117 589	139 681	182 851	202 877	53 987	89 034	102 453	111 857
Nkangala (Emalahleni)	90 398	139 713	191 825	211 453	49 665	103 366	116 643	124 193

Sub total	328 467	424 864	573 938	632 211	166 947	302 009	344 380	366 665

Northern Cape
Frances Baard (Sol Plaatje)	61 771	68 758	65 184	70 523	28 758	30 091	37 596	27 876
Karoo (Emthanjeni)	53 158	59 073	45 335	45 174	10 867	16 800	17 931	14 463
Kgalagadi (Ga-Segonyana)	46 514	54 415	50 499	51 353	40 773	60 482	53 080	30 852
Namakwa (Nama Khoi)	29 427	33 071	26 486	26 106	8 159	11 641	10 741	7 098
Siyanda (//Khara Hais)	41 052	46 775	42 381	44 859	9 819	16 194	18 849	16 494

Sub total	231 922	262 092	229 886	238 015	98 376	135 208	138 197	96 784

North West
Bojanala Platinum (Rustenburg)	179 985	207 115	250 461	273 779	71 574	170 825	198 779	219 391
Bophirima (Lekwa-Teemane)	95 723	111 996	104 691	112 971	26 767	44 155	47 371	59 872
Central (Mafikeng)	122 743	141 583	153 637	165 979	41 369	67 955	80 460	106 211
Southern (City of Klerksdorp)	83 388	92 999	116 579	131 350	27 740	56 365	60 435	67 970

Sub total	481 839	553 692	625 368	684 079	167 451	339 301	387 045	453 445

Western Cape
Boland (Drakenstein)	46 863	54 411	64 643	72 233	20 978	33 793	35 075	32 407
Central Karoo (Beaufort West)	13 990	15 341	15 694	16 258	27 384	32 044	28 398	2 972
Eden (Eden)	30 864	40 554	52 551	58 574	26 034	32 418	31 863	28 532
Overberg (Overstrand)	17 297	21 668	26 537	29 805	10 209	12 852	13 042	12 596
West Coast (Saldanha Bay)	22 861	28 621	33 121	36 741	12 805	15 558	15 848	13 183
Cape Town	159 992	205 778	275 550	311 970	137 540	151 207	174 736	191 094

Sub total	291 867	366 373	468 095	525 580	234 950	277 872	298 962	280 784

Total	6 350 377	7 677 546	8 643 341	9 364 941	3 040 455	4 647 952	5 242 899	5 747 577

1. Not possible to make a comparison with 2004 transfers as municipal budgets for 2004 not yet available.

F

Summary of national budget

2004 Budget Review

Summary of National Budget

	2003/04		2004/05	2005/06	2006/07

	Budget	Revised	Budget
R million	estimate	estimate	estimate	Medium term estimates

Revenue
Estimate of revenue before tax proposals			329 256
Tax proposals
Direct tax proposals			-4 432
Personal income tax			-4 062
Adjust personal income tax rate structure			-4 000
Increase interest and dividend exemption under 65 years			-50
Increase interest and dividend exemption age 65 years and older			-12
Financial transaction taxes			-370
Adjust table for transfer duties			-100
Remove stamp duty on mortgage loans			-250
Remove stamp duty on NCD			-20
Indirect tax proposals			2 132
Specific excise taxes: Net Impact			1 453
Increase in duties on beer			303
Increase in duties on fortified wine			11
Increase in duties on sparkling wine			6
Increase in duties on unfortified wine			98
Increase in duties on cider			21
Increase in duties on spirits			220
Increase in excise duties on tobacco products (52% incidence)			794
Increase in fuel levy			909
Remove ad valorem duties on computers			-230

Estimate of revenue after tax proposals	304 459	300300	326 956	360 266	39 4002
Percentage change from previous year			8,9%	10,2%	9,4%

Expenditure
Statutory and standing appropriations
Cost of servicing state debt	50 986	47 326	50 432	53 986	57 945
Provincial equitable share	142 386	144 743	159 971	173 852	186 392
Skills development levy	3 600	3 700	4 300	4 500	4 700
Other 1)	386	386	409	420	445

	197 359	196 154	215 113	232 758	249 482
Appropriated by vote
Current payments	53 521	54 138	59 810	64 002	69 025
Transfers and subsidies	75 545	76 942	85 308	96 175	103 678
Payments for capital assets	4 540	4 451	5 174	5 719	5 873

	133 607	135 531	150 291	165 896	178 575
Plus:
Unallocated funds	—	—	1 000	2 000	3 000
Contingency reserve	3 000	—	2 500	4 000	8 000
Estimate of national expenditure	333 965	331 685	368 904	404 654	439 058
Percentage change from previous year			11,2%	9,7%	8,5%
2003 Budget estimate of expenditure		333 965	363 345	395 606
Increase / decrease		-2 280	5 559	9 047

1)	Salaries of Members of Parliament, salaries of judges and standing appropriations (claims on guarantees and subscriptions to funds of the World Bank, African Development Bank and International Monetary Fund)

Annexure F: Summary of the National Budget

Summary of National Budget

	2003/04		2004/05	2005/06	2006/07

	Budget	Revised	Budget
R million	estimate	estimate	estimate	Medium term estimates

Revenue	304 459	300 300	326 956	360 266	394 002
Expenditure	333 965	331 685	368 904	404 654	439 058

National budget deficit	-29 506	-31 385	-41 948	-44 388	-45 056
Percentage of GDP	-2,4%	-2,6%	-3,1%	-3,0%	-2,8%
Plus: Extraordinary transfers	-7 000	-7 443	-7 000	-7 000	—
Less: Extraordinary receipts	6 341	889	2 742	2 567	121
Net borrowing requirement	-30 165	-37 939	-46 206	-48 821	-44 935

Financing
Change in loan liabilities
Domestic short-term loans (net)	6 000	6 000	6 000	8 000	8 000
Domestic long-term loans (net)	9 298	26 081	34 328	30 739	32 589
Loans issued for financing:	2 298	18 924	27 328	23 739	32 589
New Loans	29 280	46 130	57 526	55 014	60 363
Less: Discount	-544	-647	-3 666	-4 505	-4 622
Scheduled redemptions	-26 439	-26 558	-26 532	-26 770	-23 151
Buy back (net of book profit)	—	—	—	—	—
Loans issued for switches	—	-120	—	—	—
New Loans	7 000	10 167	7 000	7 000	10 000
Less: Discount	—	-116	—	—	—
Loans switched (net of bookprofit)	-7 000	-10 171	-7 000	-7 000	-10 000
Loans issued for extraordinary purposes	7 000	7 276	7 000	7 000	—
New Loans	7 000	7 276	7 000	7 000	—
Less: Discount	—	—	—	—	—
Buy back (net of book profit)	—	—	—	—	—
Foreign loans (net)	11 767	1 151	5 878	10 082	4 346
New loans	9 310	10 657	7 400	8 100	8 910
Export credit facilities	5 276	3 876	4 675	4 229	4 343
Transfer from IMF accounts at SARB	—	—	—	—	—
Less: Discount	—	-81	—	—	—
Redemptions	-2 819	-13 302	-6 198	-2 247	-8 908
Change in cash balances	3 100	4 708	—	—	—
Total financing (net)	30 165	37 939	46 206	48 821	44 935